03037802

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Förenings Sparbanken AB (Swedbank)

*CURRENT ADDRESS: SE-105 34 Stockholm Sweden

**FORMER NAME:

PROCESSED DEC 03 2003 THOMSON FINANCIAL

**NEW ADDRESS:

FILE NO. 82- 4092 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 12/01/03

Q1 2002

Interim report
January–March 2002

Operating profit amounted to SEK 1,952 M

FIRST QUARTER 2002 IN BRIEF:

- Operating profit amounted to SEK 1,952 M (2,007)
- Profit before loan losses increased to SEK 2,408 M (2 377)
- The return on equity amounted to 13.5 percent (15.8)
- Earnings per share amounted to SEK 2.34 (2.57)
- Net interest amounted to SEK 3,825 M (3,796)
- Net commission income decreased to SEK 1,477 M (1,519)
- Loan losses amounted to SEK 435 M (350)
- Robur's share of net mutual fund contributions amounted to 17.6 percent (17.5)
- Positive trend in household deposits in Sweden
- FöreningsSparbanken Privat now established in 15 locations
- Expanded ownership in Hansabank and FI-Holding.

GROUP PROFIT

The Group's operating profit for the first quarter of 2002 amounted to SEK 1,952 M (2,007). Profit was affected positively by higher lending and deposit volumes and commission income from payment operations, while stock market-related income declined.

The return on equity during the quarter was 13.5 percent (15.8). Earnings per share amounted to SEK 2.34 (2.57). The loan loss level was 0.25 percent (0.22).

INCOME

The Group's total income rose slightly compared with the first quarter 2001 to SEK 5,871 M (5,855). Net interest income, net profit on financial operations and other income rose slightly, while net commission income declined.

Net interest income

The Group's net interest income rose during the first quarter by SEK 29 M or 1 percent to SEK 3,825 M (3,796). Higher lending volumes in FI-Holding and Hansabank affected net interest income positively by SEK 144 M, while growth in Spintab's mortgage lending also contributed. Net interest income in the first quarter of 2001 included the repayment of loan insurance fees of approximately SEK 100 M. There is no corresponding income this year.

Net interest income from deposits in the Swedish branch operations was affected positively by SEK 50 M through volume growth, while lower deposit margins affected net interest income negatively by approximately SEK 150 M.

Compared with the previous quarter, net interest income was largely unchanged.

Dividends received

During the first quarter dividends received amounted to SEK 13 M (70). The decrease is due to, among other things, a lower dividend from OM in 2002 as well as a time lag between quarters.

Net commission income

Net commission income for the first three months of 2002 amounted to SEK 1,477 M (1,519). Due to lower market volume and declining stock prices, brokerage commissions fell by SEK 56 M and asset management commissions by SEK 34 M. Net commission income from payment services continued to develop strongly, rising by SEK 61 M.

Compared with the previous quarter, net commission income was largely unchanged.

Net profit on financial operations

Net profit on financial operations amounted to SEK 243 M (224). Profit on stock trading declined by SEK 27 M, while profit from trading in fixed income securities and other financial instruments rose by SEK 35 M. Income from foreign exchange operations rose marginally.

Compared with the previous quarter, income from foreign exchange operations rose by slightly over SEK 80 M.

Other income

Other income amounted to SEK 313 M (246) during the quarter. The 2002 figure included a capital gain of SEK 85 M on the sale of the branch operations in Gällivare to Sparbanken Nord.

EXPENSES

Expenses for the first quarter of 2002 declined slightly, to SEK 3,463 M (3,478). Expenses in the Swedish operations declined by 7 percent or by SEK 208 M, from SEK 3,100 M to SEK 2,892 M.

Staff costs

Staff costs for the quarter amounted to SEK 1,752 M (1,597). The increase is mainly due to Hansabank's acquisition of the Lithuanian bank LTB. Staff costs were charged with SEK 124 M (113) for the Group's profit-sharing fund.

CHANGE IN THE NUMBER OF EMPLOYEES
Number of Group employees in terms of full-time positions

	Mar 31 2002	Dec 31 2001	Dec 31 2000
Total number of employees	15,786	16,068	13,002
Of whom Hansabank *	*6,159*	*6,387*	*3,180*

* The increase in Hansapank is mainly due to the acquisition of LTB during the second quarter of 2001, which added slightly over 3,000 employees.

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first quarter of 2002, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 636 M. Defined the same way, the corresponding expense last year was SEK 690 M. The corresponding expense in the Swedish operations was SEK 566 M (645).

Other expenses

Other expenses amounted to SEK 1,711 M (1,881) during the quarter. The decrease is mainly due lower expenses for IT development and marketing.

Loan losses

The loan loss level was 0.25 percent (0.22) during the first quarter. Loan losses amounted to SEK 435 M (350), of which FI-Holding and Hansapank accounted for SEK 31 M (54). Of the loan losses, SEK 339 M (225) related to collective provisions for claims assessed individually. A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profit/loss of associated companies

The share of profit/loss of associated companies includes the profit/loss from companies consolidated according to the equity method, i.e. companies in which FöreningsSparbanken holds between 20 and 50 percent of the voting rights of the shares. The share of profit/loss of associated companies for the first quarter of 2002 was SEK –21 M (–20). The share of SpareBank 1 Gruppen's loss was SEK –32 M (–46). The corresponding shared loss from Marakanda was SEK –30 M (–35), including goodwill amortization of SEK 21 M.

Tax expense 29 percent

Consolidated profit before tax amounted to SEK 1,936 M (2,006), while the tax expense for 2001 was SEK 559 M (505), or an effective tax rate of 29 percent (25). The increased tax rate was due to the fact that tax-exempt income was higher during the first quarter of the previous year and that tax on Hansabank's dividends were charged.

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of March 31, 2002, would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 854 M (913). The decrease in value for positions in SEK would have amounted to SEK 591 M (533) and for positions in foreign currency SEK 263 M (380). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries Hansapank and FI-Holding.

An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 242 M (402) as of March 31, 2002.

The Group also holds positions in inflation-indexed instruments denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by SEK 6 M (36) as of March 31, 2002, of which SEK 6 M (13) would affect reported net profit on financial operations.

Comparative figures refer to December 31, 2001.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.1 percent (11.3) on March 31, 2002, of which the primary capital ratio was 7.1 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.7).

The risk-weighted amount for credit risks rose during the quarter to SEK 519 billion (515). The increase is primarily attributable to higher lending by Spintab and the Bank.

The risk-weighted amount for market risks declined by nearly SEK 7 billion during the quarter to approximately SEK 26 billion. The decrease in the risk-weighted amount for market risks was mainly due to a change in maturity structure and a smaller holding of interest-bearing securities in FI-Holding as well as the lower market value of foreign exchange-related deriva-

tives in Swedbank Markets owing to a stronger Swedish krona.

SPECIFICATION OF CAPITAL ADEQUACY SEK M	Mar 31 2002	Dec 31 2001	Mar 31 2001
Primary capital	38,754	38,938	35,216
Supplementary capital	26,013	26,813	24,695
Less shares, etc.	– 5,223	– 5,300	– 5,160
Expanded portion of capital base	1,262	1,292	912
CAPITAL BASE	**60,806**	**61,743**	**55,663**
Risk-weighted amount for credit risks	519,460	514,743	506,261
Risk-weighted amount for market risks	26,310	33,054	26,519
TOTAL RISK-WEIGHTED AMOUNT	**545,770**	**547,797**	**532,780**
Capital adequacy ratio, %	11.1	11.3	10.4
Primary capital ratio, %	7.1	7.1	6.6

As of March 31, 2002, the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

BUSINESS VOLUMES

SAVINGS

SAVINGS AND INVESTMENTS, THE GROUP SEK billion	Mar 31 2002	Dec 31 2001	Mar 31 2001
Deposits from the public			
Households, SEK	121.6	118.4	112.5
Other, SEK	64.4	61.7	78.5
Households, foreign currency	14.2	14.0	8.1
Of which Hansapank	*14.0*	*13.9*	*8.1*
Other, foreign currency	38.6	35.3	25.8
Of which Hansapank	*17.2*	*16.9*	*9.9*
SUBTOTAL	**238.8**	**229.4**	**224.9**
Discretionary asset management	20.2	21.1	20.5
Fund management	265.1	266.0	257.7
Retail bonds, interest-bearing	2.4	2.4	3.0
Retail bonds, stock index	4.4	4.6	5.8
Unit-linked insurance	42.8	43.3	40.8
Less unit-linked insurance in Robur funds	–40.7	–41.2	–38.7
TOTAL	**533.0**	**525.6**	**514.0**

Customers' total savings in FöreningsSparbanken amounted to SEK 533 billion (526) as of March 31, 2002.

Deposits

Customers' deposits rose to approximately SEK 239 billion (229). The increase was slightly over SEK 9 billion or 4 percent. Deposits in SEK increased to SEK 186 billion (180), while deposits in foreign currency rose by SEK 4 billion or 8 percent to SEK 53 billion (49).

LENDING

The Group's lending amounted to SEK 643 billion (640) on March 31, 2002, an increase of SEK 3 billion, of which approximately SEK 5 billion pertains to Swedish operations. Lending by Hansabank and FI-Holding amounted to SEK 94 billion (97).

Loans to private individuals amounted to SEK 285 billion (281), an increase of SEK 4 billion or 1 percent. The increase is attributable to mortgage lending by Spintab, related mainly to private and agricultural loans arranged through the Swedish branch office network.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 8.6 billion (9.3) as of March 31, 2002. The large part of the exposure relates to commitments to major, well-known Nordic telecommunications companies. The exposure to Argentina amounted to SEK 117 M (119), of which provisions cover SEK 63 M (63).

LENDING, THE GROUP SEK billion	Mar 31 2002	Dec 31 2001	Mar 31 2001
Private individuals	284.8	281.2	266.6
Of which Spintab	*232.0*	*228.2*	*214.5*
Real estate management	134.6	135.5	135.9
Retail, hotels, restaurants	25.1	24.9	24.5
Construction	10.6	11.0	9.7
Manufacturing	50.8	51.4	48.6
Transportation	13.8	14.2	12.5
Forestry and agriculture	28.7	28.1	25.7
Other service businesses	15.3	16.7	15.3
Other business lending, incl. credit institutions	55.0	54.3	51.0
Municipalities *	13.5	13.0	13.8
Other	10.3	9.7	10.6
SUBTOTAL	**642.5**	**640.0**	**614.2**
Repurchase agreements (repos)	54.4	43.5	51.3
TOTAL	**696.9**	**683.5**	**665.5**
Of which Hansabank	*24.1*	*23.9*	*16.7*
Of which FI-Holding	*69.7*	*72.6*	*70.2*

* Not including municipal companies.

PAYMENTS

Cards

The number of bank cards in issue in the Swedish market amounted to approximately 2.6 million (2.5) on March 31, 2002, an increase of slightly over 93,000 cards or 4 percent during the last year. The trend toward increased card use is continuing. FöreningsSparbankens customers' number of card purchases rose by 18 percent, while the number of card transactions cleared by the bank climbed 33 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system

via FöreningsSparbanken by Internet. The number of private customers with giro accounts has risen to 2.6 million (2.5), of whom 810,000 (627,000) are Internet-based. The share of Internet-based giro transactions was 35 percent.

e-billing

With e-billing, bills are sent directly to FöreningsSparbanken by Internet accounts, where customers can safely and conveniently approve payment. During the quarter eleven more companies signed on for the service, bringing the total to 103. Agreements have been signed with another 23 companies that will offer e-billing to their customers. The number of e-bills is steadily rising, though from low levels. During the quarter approximately 103,000 e-bills were sent, compared with approximately 90,000 in the previous quarter.

ONLINE BANKING SERVICES

THE GROUP'S INTERNET BANKING SERVICES	Mar 31 2002	Dec 31 2001	Mar 31 2001
Number of customers in Sweden	1,162,000	1,079,000	897,000
Of whom private customers	*1,014,000*	*945,000*	*762,000*
Of whom business customers	*93,000*	*88,000*	*70,000*
Of whom telephone bank via the Internet	*55,000*	*46,000*	*65,000*
Number of Baltic customers	460,000	430,000	277,000
TOTAL NUMBER OF CUSTOMERS	**1,622,000**	**1,509,000**	**1,174,000**

Customers' Internet use continues to rise

The number of Internet payments rose from 11.7 million to 12.5 million during the quarter. Of the giro payments during the quarter, 35 percent (29) were made online. Thirty percent (20) of the total number of mutual fund purchases and redemptions within the Group were made via the Internet as well.

OTHER

FöreningsSparbanken Privat established

Wealth management services are designed primarily for who are in need of professional advice.

FöreningsSparbanken Privat is being established gradually in around 30 locations around Sweden. At the end of April the service will be established in 15 locations. Certified financial advisors there will take total responsibility for their customers together with specialists in various areas, such as equity trading, insurance and legal matters.

As of March approximately 3,000 customers had signed up for the service. Customer reactions have been very positive.

Increased holdings in FI-Holding and Hansabank

In February FöreningsSparbanken acquired an additional 2.5 percent of the shares in FI-Holding (which in turn owns nearly 100 percent of FIH), raising its holding in the Danish credit institution from 67.2 percent to 69.7 percent. FöreningsSparbanken paid SEK 222 million for the shares.

In February FöreningsSparbanken also acquired an additional 2.4 percent of Estonia's Hansabank, raising its holding to 60.1 percent. The shares were sold by the European Bank for Reconstruction and Development (EBRD) at a price of 12.30 euro per share, or a total of SEK 214 M .

Amended rules for Kopparmyntet profit-sharing fund

A limitation rule that stipulates whether or not there will be any allocation to the Kopparmyntet profit-sharing fund has been introduced. Regardless of the difference in its return on equity relative to that of comparable banks, FöreningsSparbanken must meet a minimum return requirement of 10 percent before any allocation is made. The lowest return level to qualify for the maximum allocation, 1.5 price basis amounts or approximately SEK 56,000 per full-time employee, is 20 percent, while returns of between 10 and 20 percent equate to allocations according to a scale that propor-tionately decides the possible amount.

For the years 2002, 2003 and 2004, a rule is being introduced whereby half the return-based allocation requires that FöreningsSparbanken's market shares for new savings/investments, net, in the Swedish operations amount to or exceeds 20 percent in 2002, 22 percent in 2003 and 25 percent in 2004.

Accounting change

The interim report has been prepared in accordance with recommendation RR 20 of the Swedish Financial Accounting Standards Council and follows the same accounting principles as the most recent annual report. The recommendations that took effect on January 1, 2002 have been taken into account but have not had a significant impact. Reporting has been adapted, however, to the Financial Supervisory Authority's amended valuation and disclosure rules for claims. The amended rules, which apply as of 2002, have not resulted in a significant change in the loan portfolio's valuation. The new disclosure requirements are indicated in Note 3 and 4. Comparative figures have been restated.

HIGHLIGHTS AFTER MARCH 31, 2002

FöreningsSparbanken's Annual General Meeting 2002

FöreningsSparbanken's Annual General Meeting in Sundsvall on April 11, 2002, approved the proposed dividend of SEK 5.50 per share.

Following the Annual General Meeting, the Board of Directors consists of 12 members, of whom the following were reelected: Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per Göran Nyberg, Marianne Qvick Stoltz, Carl Eric Stålberg and Lennart Sundén. In addition, a new member, Ulrika Francke, President of SBC ekonomisk förening and SBC Bostad AB, was elected.

Following the Annual General Meeting, the Board of Directors' presiding officers consist of Göran Collert, Chairman; Carl Eric Stålberg, First Deputy Chairman; Bo Forslund, Second Deputy Chairman; Birgitta Johansson-Hedberg, President and CEO; and Nils-Fredrik Nyblæus, Deputy President and CEO.

Staff reduction program with emphasis on early retirement

A staff reduction program will be initiated in the Swedish operations. The program will lead to the reduction of approximately 500 employees during the upcoming two-year period, with an emphasis on early retirement. The cost is estimated at amount at SEK 300 M and will be charged to year 2002, at SEK 100 M per remaining quarter. The program will lead to a reduction in staff costs of approximately SEK 100 M in year 2003 and SEK 200 M per year as of 2004, when the program will have full effect.

KEY RATIOS FOR THE GROUP	Q1 2002	Q1 2001	Full-year 2001
Return on equity, %	13.5	15.8	14.7
Return on total equity, %	0.79	0.83	0.82
Earnings per share *	2.34	2.57	9.86
Earnings per share after dilution **	2.34	2.57	9.85
Equity per share, SEK *	67.57	63.58	71.02
Equity per share after dilution, SEK **	67.52	63.49	70.92
I/C ratio before loan losses	0.59	0.60	0.60
I/C ratio after loan losses	0.67	0.66	0.66
Capital adequacy ratio, %	11.1	10.4	11.3
Primary capital ratio, %	7.1	6.6	7.1
Loan loss ratio, net, %	0.25	0.22	0.21
Share of doubtful claims, %	0.3	0.2	0.3
Provision ratio for doubtful claims, % ***	112	113	103
No. of shares at beginning of period	527,808,843	527,808,843	527,808,843
No. of shares at end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	528,175,205	528,589,633	528,504,316
*** See Note 4			

Operational profit and loss account, the Group

SEK M	Q1 2002	Q1 2001	%	Full-year 2001
Interest receivable	12,985	13,797	– 6	55,535
Interest payable *	– 9,160	- 10,001	– 8	– 40,519
Net interest income	3,825	3,796	1	15,016
Dividends received	13	70	– 81	148
Commissions receivable	1,903	1,916	– 1	7,742
Commissions payable	– 426	– 397	7	– 1,670
Net commission income	1,477	1,519	– 3	6,072
Net profit on financial operations	243	224	8	1,110
Other operating income	313	246	27	1,063
TOTAL INCOME	**5,871**	**5,855**	**0**	**23,409**
General administrative expenses				
– Staff costs	– 1,752	– 1,597	10	– 6,614
– Other	– 1,344	– 1,554	– 14	– 5,873
Depreciation and writedown of tangible fixed assets	– 189	– 164	15	– 714
Amortization of goodwill	– 178	– 163	9	– 693
TOTAL EXPENSES	**– 3,463**	**– 3,478**	**0**	**– 13,894**
PROFIT BEFORE LOAN LOSSES	**2,408**	**2,377**	**1**	**9,515**
Loan losses, net, including change in value of property taken over	– 435	– 350	24	– 1,337
Writedown of financial fixed assets				– 10
Share of profit/loss of associated companies	– 21	– 20	5	– 129
OPERATING PROFIT	**1,952**	**2,007**	**– 3**	**8,039**
Settlement of pensions	– 16	– 2		– 87
Tax	– 559	– 505	11	– 2,123
Minority interest	– 140	– 144	– 3	– 625
PROFIT FOR THE PERIOD	**1,237**	**1,356**	**– 9**	**5,204**

Quarterly profit trend for the Group

SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000	Q1 2000
Net interest income *	3,825	3,815	3,681	3,724	3,796	3,460	3,496	3,289	3,344
Commissions, net	1,477	1,486	1,518	1,549	1,519	1,773	1,670	1,629	1,712
Financial operations, net	243	148	341	397	224	395	451	416	432
Other income	326	319	215	361	316	229	367	1,096	244
TOTAL INCOME	**5,871**	**5,768**	**5,755**	**6,031**	**5,855**	**5,857**	**5,984**	**6,430**	**5,732**
Staff costs	– 1,628	– 1,687	– 1,535	– 1,512	– 1,484	– 1,517	– 1,410	– 1,570	– 1,468
Profit-sharing fund	– 124	– 58	– 126	– 99	– 113	– 684	– 14	– 9	– 62
Surplus insurance refund from Alecta						26		260	
Other expenses	– 1,711	– 1,823	– 1,782	– 1,794	– 1,881	– 2,092	– 1,682	– 1,800	– 1,697
TOTAL EXPENSES	**– 3,463**	**– 3,568**	**– 3,443**	**– 3,405**	**– 3,478**	**– 4,267**	**– 3,106**	**– 3,119**	**– 3,227**
PROFIT BEFORE LOAN LOSSES	**2,408**	**2,200**	**2,312**	**2,626**	**2,377**	**1,590**	**2,878**	**3,311**	**2,505**
Loan losses, incl. change in value of property taken over	– 435	– 459	– 233	– 295	– 350	– 235	– 240	– 290	– 350
Writedown of financial fixed assets		– 10							
Share of profit of associated companies	– 21	– 54	– 77	22	– 20	7	36	93	61
OPERATING PROFIT	**1,952**	**1,677**	**2,002**	**2,353**	**2,007**	**1,362**	**2,674**	**3,114**	**2,216**
* Of which deposit guarantee fee	– 23	– 22	– 23	– 18	– 28	– 138	– 137	– 138	– 140

PROFIT BY BUSINESS AREA SEK M January-March	Swedish branch operations 2002	2001	Swedbank Markets 2002	2001	Asset Mgmt. and insurance 2002	2001	International banking operations 2002	2001	Treasury management 2002	2001	Other 2002	2001	Eliminations 2002	2001
Net interest income	2,721	2,812	134	242	22	21	726	539	190	66	26	110	6	6
Net commission income	772	817	132	144	342	387	188	136	– 5	– 6	46	85	2	– 45
Financial transactions, net	20	42	140	160	– 1	3	63	10	– 49	29	22	– 20	0	0
Other income	264	182	61	46	7	7	36	65	– 5	46	636	582	– 625	– 611
TOTAL INCOME	**3,777**	**3,853**	**467**	**592**	**370**	**418**	**1,013**	**750**	**131**	**135**	**730**	**757**	**– 617**	**– 650**
Staff costs	– 946	– 969	– 147	– 135	– 73	– 61	– 255	– 146	– 3	– 3	– 341	– 303	13	20
IT expenses	– 333	– 351	– 54	– 70	– 13	– 30	– 34	– 22	0	0	– 235	– 321	348	362
Other expenses	– 851	– 882	– 92	– 115	– 121	– 128	– 286	– 215	– 6	– 7	– 291	– 370	256	268
TOTAL EXPENSES	**– 2,129**	**– 2,202**	**– 293**	**– 320**	**– 207**	**– 219**	**– 575**	**– 383**	**– 9**	**– 10**	**– 867**	**– 994**	**617**	**650**
PROFIT BEFORE LOAN LOSSES	**1,648**	**1,651**	**174**	**272**	**163**	**199**	**438**	**367**	**122**	**125**	**– 137**	**– 237**		
Loan losses	– 358	– 259					– 30	– 54			– 47	– 37		
Share of associated companies' profit/loss	– 6	– 11	– 6				– 13	– 24			4	15		
OPERATING PROFIT/LOSS	**1,284**	**1,381**	**168**	**272**	**163**	**199**	**395**	**289**	**122**	**125**	**– 180**	**– 259**		
Allocated equity	19,076	17,229	3,540	3,682	1,971	2,182	8,523	7,320	1,307	1,313	163	325		
Return on equity	19.7	23.0	13.8	21.3	24.1	26.3	9.0	7.3	27.3	27.5				
No. of employees	7,117	7,338	583	561	283	287	6,322	3,325	16	15	1,465	1,476		
C/I ratio, %	57	57	64	54	56	52	58	54	7	7	119	129		

SIGNIFICANT DIFFERENCES COMPARED WITH PREVIOUS BUSINESS AREA STRUCTURE

Beginning with this interim report, a partially new structure has been introduced for business area reporting. Treasury management in Sweden has been added as a new business area. E-business is no longer treated as a separate business area and instead is included in Swedish branch operations. The Swedbank Markets business area now comprises only Swedbank Markets' own area of responsibility. This means, for example, that income from stock loans and securities trading is reported by each customer unit. A larger share of income from this business is now reported by the Swedish branch operations business area instead of Swedbank Markets.

Central expenses are charged to a significantly greater degree to each business area. The detail in the reporting of results has been increased.

The allocation of shareholders' equity has been refined. This means, among other things, that Treasury management and insurance as well as International banking operations have been assigned more equity. Because of the change in definition of Swedbank Markets' responsibility, it has been assigned less equity.

BUSINESS AREAS' ACCOUNTING PRINCIPLES

Market-based compensation is applied between business areas. All centrally produced services and centrally incurred expenses in IT, Support and Group Staffs are transferred at full cost-based internal prices to the business areas. Only Executive Management expenses are retained centrally.

The Group's shareholders' equity (the year's opening shareholders' equity balance excluding the proposed dividend) is allocated to each business area at the beginning of the year. The allocation is made based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated shareholders' equity is calculated based on average Swedish demand loan rates.

Group goodwill, including the effect on profit, financial expense and amortization, is allocated to each respective business area.

The return on equity is calculated based on allocated shareholders' equity for the business areas. The return on equity for the business areas is based on operating profit less 28 percent tax, with the exception of the Baltic states, where actual tax is used, and less minority interests.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations (formerly the Retail Banking business area) includes Retail operations, i.e. customer responsibility for private individuals, small

and medium-size companies, organizations, municipalities and county councils in Sweden, and the Bank's own distribution channels in the form of branches, ATM's, the Swedish telephone and Internet banks, Lending operations, Payment operations, Bank deposits, E-business (Firstviewbank in Denmark is included in Other 2001, however), partly owned Swedish banks, and the private banking operations in Luxembourg.

The branch network in Sweden is organized in 93 local banks in seven regions throughout the country. With 549 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 308 branches. The branch network is complemented by 314 in-store banking locations and the agreement with Posten, the Swedish postal service, which gives customers access to certain teller transactions at an additional 1,310 post offices and through around 2,700 rural mail carriers.

Two million customers have signed up for FöreningsSparbanken by Telephone. The growth in FöreningsSparbanken by Internet's customer base is continuing. On March 31 the online bank had 1.2 million customers (0.9), of whom 1.1 million are private customers (0.8) and 0.1 million business customers (0.1). This corresponds to approximately 18 percent of private customers and 39 percent of business customers in the Swedish operations.

Results

SWEDISH BRANCH OPERATIONS SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	2,721	2,785	2,782	2,743	2,812
Net commission income	772	827	833	819	817
Net profit on financial operations	20	19	44	41	42
Other income	264	272	192	228	182
TOTAL INCOME	**3,777**	**3,903**	**3,851**	**3,831**	**3,853**
Staff costs	– 946	– 900	– 934	– 931	– 969
IT expenses	– 333	– 346	– 316	– 344	– 351
Other expenses	– 850	– 1,068	– 883	– 888	– 882
TOTAL EXPENSES	**– 2,129**	**– 2,314**	**– 2,133**	**– 2,163**	**– 2,202**
PROFIT BEFORE LOAN LOSSES	**1,648**	**1,589**	**1,718**	**1,668**	**1,651**
Loan losses	– 358	– 291	– 225	– 274	– 259
Share of associated companies' profit/loss	– 6	– 19	3	– 5	– 11
OPERATING PROFIT	**1,284**	**1,279**	**1,496**	**1,389**	**1,381**
Tax	– 347	–.358	– 419	– 389	– 387
Minority interest	0	– 2	0	– 1	– 2
PROFIT AFTER TAX	**937**	**919**	**1,077**	**999**	**992**
Allocated equity	19,076	17,229	17,229	17,229	17,229
Return on equity, %	19.7	21.3	25.0	23.2	23.0
No. of full-time positions	7,117	7,169	7,191	7,282	7,338

Income in the Swedish branch operations decreased by 2 percent from the previous year, primarily due to declining net interest income. Deposit and lending margins both shrunk, which was not fully compensated by volume increases. Securities commissions were affected negatively by a weak stock market, while payment and card commissions continued to develop positively. Other income included nonrecurring income of SEK 85 M from the sales of the branch operations in Gällivare to Sparbanken Nord.

Expenses decreased by 3 percent from the previous year, mainly owing to lower staff costs. The number of full-time positions decreased by 221 or 3 percent.

Profit before loans losses was essentially unchanged between years, but higher loan losses provisions produced an operating profit of SEK 1,284 M, which was SEK 97 M or 7 percent lower than the previous year. The return on allocated shareholders' equity was 19.7 percent (23.0).

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations. It is also responsible for large companies and financial institutions. In addition to the operations in Sweden, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and currency markets as well as financing solutions and professional analysis and advice. The analysis unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity-linked bonds, through the Group's Swedish branch network, independent savings banks, partly owned

SWEDBANK MARKETS SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	134	227	172	215	242
Net commission income	132	167	116	186	144
Net profit on financial operations	140	56	99	255	160
Other income	61	15	5	20	46
TOTAL INCOME	**467**	**465**	**392**	**676**	**592**
Staff costs	– 147	– 147	– 137	– 149	– 135
IT expenses	– 54	– 57	– 57	– 73	– 70
Other expenses	– 92	– 108	– 57	– 119	– 115
TOTAL EXPENSES	**– 293**	**– 312**	**– 251**	**– 341**	**– 320**
PROFIT BEFORE LOAN LOSSES	**174**	**153**	**141**	**335**	**272**
Loan losses		– 2			
Share of associated companies' profit/loss	– 6	– 5			
OPERATING PROFIT	**168**	**146**	**141**	**335**	**272**
Tax	– 46	– 41	– 39	– 94	– 76
PROFIT AFTER TAX	**122**	**105**	**102**	**241**	**196**
Allocated equity	3,540	3,682	3,682	3,682	3,682
Return on equity, %	13.8	11.4	11.0	26.2	21.3
No. of full-time positions	583	589	595	592	561

banks, FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone.

Results

Swedbank Markets' operating profit declined by SEK 104 M or 38 percent from the previous year to SEK 168 M.

Significantly poorer market conditions were an important reason why income declined by 21 percent. The decrease was attributable to equity, fixed income and currency trading.

The return on allocated shareholders' equity fell to 13.8 percent (21.3).

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises Savings operations, excluding bank deposits in the Swedish branch operations. This includes the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

ASSET MANAGEMENT AND INSURANCE SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	22	20	20	19	21
Net commission income	342	327	331	366	387
Net profit on financial operations	– 1	12	1	– 13	3
Other income	7	8	5	7	7
TOTAL INCOME	**370**	**367**	**357**	**379**	**418**
Staff costs	– 73	– 64	– 73	– 72	– 61
IT expenses	– 13	– 19	– 21	– 18	– 30
Other expenses	– 121	– 131	– 118	– 148	– 128
TOTAL EXPENSES	**– 207**	**– 214**	**– 212**	**– 238**	**– 219**
OPERATING PROFIT	**163**	**153**	**145**	**141**	**199**
Tax	– 44	– 42	– 41	– 40	– 55
PROFIT AFTER TAX	**119**	**111**	**104**	**101**	**144**
Allocated equity	1,971	2,182	2,182	2,182	2,182
Return on equity, %	24.1	20.3	19.1	18.5	26.3
No. of full-time positions	283	284	287	287	287

Results

Income fell by 11 percent from the previous year, primarily due to a decrease in assets under management caused by the downturn in stock prices. The share of assets in fixed income funds rose, which contributed in part to the loss of income, since these funds generate lower management income than equity funds.

Expenses declined by 5 percent, primarily due to lower IT expenses. Operating profit amounted to SEK 163 M, which was SEK 36 M or 18 percent lower than the previous year.

The return on allocated shareholders' equity was 24.1 percent (26.3).

Fund volumes and flows

Net contributions to Robur's mutual funds totaled SEK 6 billion during the first quarter, against SEK 2 billion during the first of the previous year. Of the net contributions, SEK 3 billion (0) was from premium pension investments and SEK 1 billion (1) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 265 billion (266) on March 31, 2002. The subsidiary FöreningsSparbanken Kapitalförvaltning managed assets of SEK 36 billion (36), of which SEK 16 billion (15) was invested in Robur funds.

FUND MANAGEMENT ROBUR	Mar 31 2002	Dec 31 2001	Mar 31 2001
Assets under management (SEK bn)	265	266	258
Of which:			
Swedish equities, %	*28.9*	*29.4*	*31.0*
Foreign equities, %	*43.0*	*43.6*	*42.5*
Interest-bearing securities, %	*28.1*	*27.0*	*26.5*
Number of customers (thousands)	2,738	2,719	2,669
UNIT-LINKED INSURANCE, ROBUR FÖRSÄKRING			
Assets under management (SEK bn)	41.3	41.7	39.2
Of which in Robur funds	*– 40.8*	*– 41.2*	*– 38.7*
Number of policies (thousands)	620	602	535
DISCRETIONARY ASSET MANAGEMENT, FÖRENINGSSPARBANKEN KAPITALFÖRVALTNING			
Assets under management (SEK bn)	36	36	34
Of which in Robur funds	*16*	*15*	*14*

Robur's share of net new contributions in the Swedish mutual fund market was 17.6 percent (17.5). Its share of assets under management in the fund market was 30 percent (32) on December 31 2001.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 2.4 billion (2.7) during the quarter. Net contributions during the period amounted to SEK 1.6 billion (1.8). As of March 31, 2002, assets under management by Robur Försäkring amounted to approximately SEK 44 billion (44).

The market share for new unit-linked insurance was 19 percent in 2001. Robur Försäkring had approximately 620,000 (602,000) policies as of March 31, in addition to around 1 million group life insurance policies.

Asset management results

After a relatively strong rebound during the fourth quarter of 2001, stock prices again turned downward. Stockholmsbörsen has fallen by approximately 5 percent since the beginning of the year. Robur's broad market equity funds also started the year weakly, underperforming their comparative indexes by between 0.5 and 2 percentage points. The equity funds that have been able to generate a positive relative return have generally had a narrower investment focus, e.g. Pacific Fund, Small Cap Sweden, Financial Fund,

Forestry Fund and Commodities Fund. Balanced funds and fixed income funds have marginally underperformed their respective indexes.

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area (formerly Nordic/Baltic alliances) includes the operations of the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark and FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Results

INTERNATIONAL BANKING OPERATIONS SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	726	783	692	624	539
Net commission income	188	198	206	157	136
Net profit on financial operations	63	17	133	106	10
Other income	36	37	42	67	65
TOTAL INCOME	**1,013**	**1,035**	**1,073**	**954**	**750**
Staff costs	– 255	– 275	– 230	– 191	– 146
IT expenses	– 34	– 41	– 25	– 26	– 22
Other expenses	– 286	– 321	– 297	– 239	– 215
TOTAL EXPENSES	**– 575**	**– 637**	**– 552**	**– 456**	**– 383**
PROFIT BEFORE LOAN LOSSES	**438**	**398**	**521**	**498**	**367**
Loan losses	– 30	– 69	– 26	2	– 54
Share of associated companies' profit/loss	– 13	– 30	– 82	24	– 24
OPERATING PROFIT	**395**	**299**	**413**	**524**	**289**
Tax	– 66	– 38	– 59	– 83	– 32
Minority interest	– 138	– 129	– 177	– 176	– 124
PROFIT AFTER TAX	**191**	**132**	**177**	**265**	**133**
Allocated equity	8,523	7,320	7,320	7,320	7,320
Return on equity, %	9.0	7.2	9.7	14.5	7.3
No. of full-time positions	6,322	6,541	6,251	6,107	3,325

International banking operations was the fastest growing business area, with an increase in reported income of SEK 263 M or 35 percent. Of the increase, the Baltic states accounted for SEK 177 M and Denmark for SEK 95 M.

Growth in the Baltic states is due to the acquisition of LTB in Lithuania, in combination with a strongly growing banking market throughout the region. In Denmark, income rose due to a substantial lending increase in FI-Holding in 2001.

Operating profit amounted to SEK 395 M, a gain of SEK 106 M or 37 percent. The increase was almost entirely attributable to Denmark. The Baltic operations reported an insignificant increase in operating profit. Margin pressure, in combination with falling interest rates and higher expenses, partly in connection with the integration of LTB, caused the weaker profit trend in the region.

The business area was charged with SEK 43 M for the ownership interest in SpareBank 1 Gruppen.

Business area profit after tax and minority interests was SEK 191 M, an increase of 44 percent.

The return on allocated shareholders' equity was 9.0 percent (7.3). The return for the Baltic states was 16.6 percent (19.1) and for Denmark 9.8 percent (5.6).

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the parent company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the strategic short- and long-term portfolios and certain shareholdings that do not fall into a specific business area, e.g. the holdings in Erste Bank, OM Gruppen and HSB Bank.

Results

Treasury management's operating profit was largely unchanged at SEK 122 M (125). Net interest income developed very positively, however, partly due to the redemption of inflation-indexed bonds and accrual effects in connection with maturing funding and lending in the mortgage operations.

TREASURY MANAGEMENT SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	190	74	70	178	66
Net commission income	– 5	– 6	– 6	– 7	– 6
Net profit on financial operations	– 49	30	85	– 12	29
Other income	– 5	2	2	– 6	46
TOTAL INCOME	**131**	**100**	**151**	**153**	**135**
Staff costs	– 3	– 4	– 4	– 3	– 3
IT expenses	0	0	0	– 1	0
Other expenses	– 6	– 7	– 7	– 6	– 7
TOTAL EXPENSES	**– 9**	**– 11**	**– 11**	**– 10**	**– 10**
OPERATING PROFIT	**122**	**89**	**140**	**143**	**125**
Tax	– 33	– 25	– 40	– 40	– 35
PROFIT AFTER TAX	**89**	**64**	**100**	**103**	**90**
Allocated equity	1,307	1,313	1,313	1,313	1,313
Return on equity, %	27.3	19.6	30.6	31.4	27.5
No. of full-time positions	16	18	14	15	15

Dividends from OM Gruppen declined by SEK 16 M. The return on allocated shareholders' equity was 27.3 percent (27.5).

OTHER

Other comprises income and expenses that do not fall under any of the business areas. This includes IT and computer services for independent savings banks and partly owned banks, Group Staffs, the support organisation and FöreningsSparbanken Fastighetsbyrå (real estate brokerage). 2001 also includes merger costs for the cancelled merger with SEB and the investment in the Internet bank Firstviewbank.

Results

The negative charge against the Group's operating profit from Other declined by SEK 79 M to SEK –180 M. IT operations reported an earnings improvement of SEK 44 M. The previous year's result was charged with SEK 62 M for Firstviewbank in Denmark.

OTHER SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	26	– 79	– 62	– 57	110
Net commission income	46	46	59	99	85
Net profit on financial operations	22	13	– 21	21	– 20
Other income	636	595	501	564	582
TOTAL INCOME	**730**	**575**	**477**	**627**	**757**
Staff costs	– 341	– 353	– 306	– 269	– 303
IT expenses	– 235	– 183	– 191	– 233	– 321
Other expenses	– 291	– 221	– 333	– 284	– 370
TOTAL EXPENSES	**– 867**	**– 757**	**– 830**	**– 786**	**– 994**
LOSS BEFORE LOAN LOSSES	**– 137**	**– 182**	**– 353**	**– 159**	**– 237**
Loan losses	– 47	– 97	18	– 23	– 37
Share of associated companies' profit/loss	4	– 10	2	3	15
OPERATING LOSS	**– 180**	**– 289**	**– 333**	**– 179**	**– 259**
Appropriations	– 16	– 54	23	– 54	– 2
Tax	– 26	99	46	– 16	81
Minority interest	– 2	49	– 31	– 13	– 18
LOSS AFTER TAX	**– 224**	**– 195**	**– 295**	**– 262**	**– 198**
Allocated equity	163	325	325	325	325
No. of full-time positions	1,465	1,467	1,471	1,508	1,476

ELIMINATIONS

Results

ELIMINATIONS SEK M	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	6	5	7	2	6
Net commission income	2	– 75	– 20	– 69	– 45
Other income	– 625	– 607	– 533	– 522	– 611
TOTAL INCOME	**– 617**	**– 677**	**– 546**	**– 589**	**– 650**
Staff costs	13	– 2	23	4	20
IT expenses	348	327	295	341	362
Other expenses	256	352	228	244	268
TOTAL EXPENSES	**617**	**677**	**546**	**589**	**650**

Profit and loss account, the Group

SEK M		Q1 2002	Q1 2001	%	Full-year 2001
Interest receivable		12,970	13,778	– 6	55,451
Interest payable		– 9,182	– 10,000	– 8	– 40,574
Net interest income		3,788	3,778	0	14,877
Dividends received		13	69	– 82	143
Commissions receivable		1,782	1,682	6	7,217
Commissions payable		– 396	– 367	8	– 1,552
Net commission income	(Note 1)	1,386	1,315	5	5,665
Net profit on financial operations	(Note 2)	252	242	4	1,129
Other operating income		303	244	24	1,032
TOTAL INCOME		**5,742**	**5,648**	**2**	**22,846**
General administrative expenses					
– Staff costs		– 1,732	– 1,579	10	– 6,528
– Other		– 1,318	– 1,518	– 13	– 5,799
Depreciation and writedown of tangible fixed assets		– 187	– 162	16	– 705
Amortization of goodwill		– 178	– 163	9	– 692
TOTAL EXPENSES		**– 3,415**	**– 3,422**	**0**	**– 13,724**
PROFIT BEFORE LOAN LOSSES		**2,327**	**2,226**	**5**	**9,122**
Loan losses, net	(Note 3)	– 435	– 350	24	– 1,313
Change in value of property taken over					– 24
Writedown of financial fixed assets					– 10
Share of profit/loss of associated companies		– 21	– 20	5	– 129
OPERATING PROFIT IN BANKING OPERATIONS		**1,871**	**1,856**	**1**	**7,646**
Operating profit in insurance operations		81	151	– 46	393
PROFIT BEFORE APPROPRIATIONS AND TAX		**1,952**	**2,007**	**– 3**	**8,039**
Settlement of pensions		– 16	– 2		– 87
Tax		– 559	– 505	11	– 2,123
Minority interest		– 140	– 144	– 3	– 625
Profit for the period		1,237	1,356	– 9	5,204
Earnings per share, SEK		2.34	2.57	– 9	9.86
Earnings per share after dilution, SEK		2.34	2.57	– 9	9.85

Profit and loss account, the Bank

SEK M		Q1 2002	Q1 2001	%	Full-year 2001
Interest receivable		5,542	6,203	– 11	22,986
Interest payable		– 3,786	– 4,319	– 12	– 15,830
Net interest income		1,756	1,884	– 7	7,156
Dividends received		12	69	– 83	4,553
Commissions receivable		1,199	1,239	– 3	4,980
Commissions payable		– 218	- 228	– 4	– 918
Net commission income	(Note 1)	981	1,011	– 3	4,062
Net profit on financial operations	(Note 2)	160	227	– 30	844
Other operating income		313	177	77	908
TOTAL INCOME		**3,222**	**3,368**	**– 4**	**17,523**
General administrative expenses					
– Staff costs		– 1,362	– 1,231	11	– 5,223
– Other		– 1,048	– 1,281	– 18	– 4,756
Depreciation and writedown of tangible fixed assets		– 116	– 107	9	– 446
Amortization of goodwill		– 25	– 25		– 101
TOTAL EXPENSES		**– 2,551**	**– 2,644**	**– 4**	**– 10,526**
PROFIT BEFORE LOAN LOSSES		**671**	**724**	**– 7**	**6,997**
Loan losses, net	(Note 3)	– 380	– 273	39	– 1,061
Change in value of property taken over					– 2
Writedown of financial fixed assets		– 17			– 294
PROFIT BEFORE APPROPRIATIONS AND TAX		**274**	**451**	**-39**	**5,640**
Appropriations		– 16	– 2		– 1,244
Tax		– 81	– 118	– 31	– 1,249
PROFIT FOR THE PERIOD		**177**	**330**	**– 47**	**3,147**

Balance sheet

SEK M		The Group Mar 31 2002	Dec 31 20001	Mar 31 2001	The Bank Mar 31 2002	Dec 31 2001	Mar 31 2001
Loans to the public		680,191	662,236	650,248	228,315	211,473	224,816
Loans to credit institutions		152,625	131,580	156,475	183,070	155,458	167,723
Interest-bearing securities		53,052	64,746	56,567	53,869	63,930	56,659
– Financial fixed assets		3,140	4,191	1,992	309	1,290	1,527
– Financial current assets		49,912	60,555	54,575	53,560	62,640	55,132
Assets in insurance operations		42,525	42,614	41,715			
Other assets		58,686	58,456	74,510	61,605	62,701	77,441
TOTAL ASSETS		**987,079**	**959,632**	**979,515**	**526,859**	**493,562**	**526,639**
Deposits and borrowings from the public		268,054	247,190	247,798	235,741	214,297	226,905
Amounts owed to credit institutions		127,255	122,599	141,717	128,581	116,924	134,140
Debt securities in issue		418,129	420,362	402,466	68,773	72,911	58,745
Liabilities in the insurance operations		43,206	43,198	41,601			
Other liabilities		64,973	57,196	81,841	49,646	41,945	63,682
Subordinated liabilities		29,800	31,604	30,532	22,270	22,910	21,217
Shareholders' equity	(Note 5)	35,662	37,483	33,560	21,848	24,575	21,950
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY		**987,079**	**959,632**	**979,515**	**526,859**	**493,562**	**526,639**
Assets pledged for own liabilities		69,737	73,446	79,168	27,862	73,328	39,394
Other assets pledged		71,923	54,314	67,953	71,819	12,014	67,849
Contingent liabilities		20,133	18,817	17,196	18,869	17,848	17,234
Commitments		2,902,472	3,113,269	2,861,713	2,632,131	2,847,704	2,640,485

NOTE 1, SPECIFICATION OF NET COMMISSION INCOME

January–March SEK M	The Group 2002	2001	The Bank 2002	2001
Payment processing commissions	643	576	507	478
Brokerage	86	142	65	119
Asset management	607	636	351	351
Other securities commissions	27	32	27	34
Other commissions receivable	419	296	249	257
TOTAL COMMISSIONS RECEIVABLE	**1,782**	**1,682**	**1,199**	**1,239**
Payment processing commissions	– 218	– 212	– 185	– 189
Securities commissions	– 36	– 43	– 24	– 31
Other commissions payable	– 142	– 112	– 9	– 8
TOTAL COMMISSIONS PAYABLE	**– 396**	**– 367**	**– 218**	**– 228**
TOTAL COMMISSIONS, NET	**1,386**	**1,315**	**981**	**1,011**

NOTE 2, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–March	The Group		The Bank	
SEK M	2002	2001	2002	2001
Capital gains/losses				
Shares/participating interests	11	– 202	7	– 217
Interest-bearing securities	13	83	21	78
Other financial instruments	– 19	8	0	1
TOTAL	**5**	**– 111**	**28**	**– 138**
Unrealized changes in value				
Shares/participating interests	8	260	8	278
Interest-bearing securities	– 12	– 44	10	– 58
Other financial instruments	35	– 69	0	0
TOTAL	**31**	**147**	**18**	**220**
Change in exchange rates	216	206	114	145
TOTAL	**252**	**242**	**160**	**227**

NOTE 3, SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–March	The Group		The Bank	
SEK M	2002	2001	2002	2001
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	259	257	151	131
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	– 168	– 121	– 89	– 69
The period's provisions for anticipated loan losses	199	210	72	110
Recoveries from previous years' established loan losses	– 124	– 155	– 25	– 39
Recovered provisions for anticipated loan losses	– 95	– 92	– 35	– 53
THE PERIOD'S NET EXPENSE	**71**	**99**	**74**	**80**
Collective provisions for claims assessed individually				
ALLOCATIONS/WITHDRAWALS FROM COLLECTIVE PROVISIONS	**339**	**225**	**292**	**166**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	24	17	16	16
Recoveries from previous years' established loan losses	– 8	– 4	– 3	– 3
Allocations/withdrawals from loan loss reserve	4	0	2	2
THE PERIOD'S NET EXPENSE	**20**	**13**	**15**	**15**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	5	13	– 1	12
The period's net loan loss expense	435	350	380	273
Change in the value of property taken over	0	0	0	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**435**	**350**	**380**	**273**

NOTE 4, CLAIMS

(Loans to credit institutions and loans to the public)

January–March	The Group			The Bank		
Mkr	**Mar 31 2002**	**Dec 31 2001**	**Mar 31 2001**	**Mar 31 2002**	**Dec 31 2001**	**Mar 31 2001**
Accrued acquisition value *(before accounting for provisions)*	837,398	798,196	810,368	413,729	369,039	394,084
Specific provisions for claims assessed individually	– 1,787	– 1,884	– 1,649	– 813	– 871	- 675
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 187	– 184	– 185	– 94	– 92	- 93
Collective provisions for claims assessed individually	– 2,608	– 2,312	– 1,811	– 1,437	– 1,145	- 777
TOTAL PROVISIONS	**– 4,582**	**– 4,380**	**– 3,645**	**– 2,344**	**– 2,108**	**– 1,545**
Book value	832,816	793,816	806,723	411,385	366,931	392,539
Book value of doubtful claims (unsettled)	2,107	2,185	1,406	1,105	1,201	776
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	678	638	944	213	231	478
Property taken over to protect claims:						
– Buildings and land	13	21	5	2	2	3
– Shares and participating interests	14	15	18	7	7	7
– Other	8	10	1	1	1	1
TOTAL	**35**	**46**	**24**	**10**	**10**	**11**
Doubtful claims as % of total lending, %	0.3	0.3	0.2	0.3	0.3	0.2
Total provision ratio for doubtful claims, % *	112	103	113	117	97	100
Provision ratio for individually identified doubtful claims, %	48	48	57	45	44	50

* Total provision, i.e. including collective provision for claims assessed individually, in relation to book value before provision for individually identified doubtful claims.

NOTE 5, CHANGE IN SHAREHOLDERS' EQUITY

	The Group		The Bank	
SEK M	**Q1 2002**	**Full-year 2001**	**Q1 2002**	**Full-year 2001**
Shareholders' equity at beginning of period	37,483	34,954	24,575	24,523
Dividend	– 2,903	– 2,903	– 2,903	– 2,903
Group contribution paid				– 267
Tax reduction due to Group contribution paid				75
Translation differences	– 154	228		
Profit for the period	1,236	5,204	176	3,147
SHAREHOLDERS' EQUITY AT END OF PERIOD	**35,662**	**37,483**	**21,848**	**24,575**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden as well as members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 warrants outstanding carry the right to subscribe for an equal number of shares during a specific period in 2005, as described in detail in the warrant terms and conditions.

DERIVATIVES

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group.

Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF MARCH 31, 2002

DERIVATIVES WITH POSITIVE FAIR VALUES OR NIL VALUE	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,250	7,046	11,452	9,845	912	1,241	0	-1
Derivatives not reported on the balance sheet	5		130					

DERIVATIVES WITH NEGATIVE FAIR VALUES	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,583	8,032	11,179	11,977	508	863		
Derivatives not reported on the balance sheet	7		532					

Statement of cash flows

January–March	The Group		The Bank	
SEK M	2002	2001	2002	2001
Liquid assets at beginning of period *	94,153	72,647	72,828	62,891
Operating activities				
Operating profit	1,952	2,007	274	451
Adjustments for non-cash items	3,380	1,405	1,500	486
Taxes	230	– 831	269	– 8
Increase in receivables from credit institutions	7,583	– 11,745	1,948	– 4,886
Increase/decrease in loans to the public	– 13,394	– 12,945	– 8,246	– 872
Increase in holdings of securities classified as current assets	514	– 3,067	6,506	– 3,358
Increase in deposits and borrowings from the public, including retail bonds	18,202	11,902	17,438	9,833
Increase/decrease in amounts owned to credit institutions	297	26,217	6,620	29,096
Change in other assets and liabilities, net	– 5,170	– 3,257	– 1,658	– 2,231
CASH FLOW FROM OPERATING ACTIVITIES	**13,594**	**9,686**	**24,651**	**27,621**
Investing activities				
Purchase of fixed assets	– 641	– 583	– 483	– 493
Sale of fixed assets	101	270	4	180
CASH FLOW FROM INVESTING ACTIVITIES	**– 540**	**– 313**	**– 479**	**– 313**
Financing activities				
Issuance of interest-bearing securities	48,085	51,684	962	1,681
Redemption of interest-bearing securities	– 52,205	– 43,799	– 6,662	– 148
Increase/decrease in other funding	2,801	– 7,748	1,069	– 19,166
CASH FLOW FROM FINANCING ACTIVITIES	**– 1,319**	**137**	**– 4,631**	**– 17,633**
CASH FLOW FOR THE PERIOD	**11,735**	**9,510**	**19,541**	**9,675**
Exchange rate differences in liquid assets	– 549	295		
LIQUID ASSETS AT END OF PERIOD *	**105,339**	**82,452**	**92,369**	**72,566**
* of which securities pledged for OM, etc.				
at beginning of period	4,400	8,981	8,981	8,981
at end of period	7,455	9,567	7,454	9,567

RATINGS, MARCH 2002

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A1	A	P1	Aa3	B	F1	A+	AA-
Spintab	A1	-	P1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P2	Baa1	C-	F2	A-	-
FIH	-	-	P1	A1	-	-	-	-

AUDITORS' REVIEW

This interim report has not been reviewed by the Bank's auditors.

Stockholm, April 26, 2002
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

FINANCIAL INFORMATION 2002

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial information on the following dates in 2002:

Interim report January – June 2002	August 23
Interim report January – September 2002	October 25

FöreningsSparbanken AB (publ)

Organization No 502017 - 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se

9418 2034 LT Layout/Federativ printing ab, Stockholm, April 2002

Interim report
January–June 2002

Operating profit amounted to SEK 3,612 M

FIRST HALF YEAR 2002 IN BRIEF:

- Operating profit amounted to SEK 3,612 M (4,360)
- The return on equity was 12.5 percent (16.2)
- Earnings per share amounted to SEK 4.34 (5.31)
- Net interest income rose to SEK 7,733 M (7,520)
- Net commission income decreased to SEK 2,956 M (3,068)
- Net profit on financial operations decreased to SEK 70 M (621)
- Expenses were largely unchanged at SEK 6,899 M (6,883)
- The personnel reduction program raised costs by SEK 100 M
- Loan losses amounted to SEK 868 M (645)
- Continued positive trend in household deposits in Sweden, market share for new savings rose to 26.7 percent (12.3)
- Market share for new savings[1] on the Swedish market, net, rose to 17.1 percent (13.0)
- Spintab's mortgage lending remains strong
- Acquisition of 33.3 percent of First Securities in Norway.

GROUP PROFIT

The Group's operating profit for the first half of 2002 amounted to SEK 3,612 M (4,360). Profit was affected positively by higher deposit and lending volumes as well as commission income from payment operations, while stock market-related income declined due to falling stock prices and lower market volume. Swedbank Markets' income from fixed income trading – and currency trading in particular – declined substantially during the second quarter, due in part to the rapid decline in the U.S. dollar against the Swedish krona. Expenses were largely unchanged. Loan losses rose compared with the first six months of 2001 but for the last three quarters they have remained on the same level.

The return on equity was 12.5 percent (16.2), while earnings per share amounted to SEK 4.34 (5.31). The loan loss level was 0.25 percent (0.20).

INCOME

The Group's total income in the first half of 2002 decreased by 4 percent compared with the first half of 2001 and amounted to SEK 11,462 M (11,886). Net interest income rose slightly, while net profit on financial operations declined substantially and net commission income decreased slightly.

Income in the second quarter amounted to SEK 5,591 M compared with 5,871 the first quarter 2002. Net interest income rose, net commission income was unchanged while net profit on financial operations declined substantially due to negative results from Swedbank Markets' fixed income and currency trading.

Net interest income

The Group's net interest income amounted to SEK 7,733 M (7,520) during the first half year. Net interest income in FI-Holding and Hansabank rose by SEK 231 M, due primarily to volume growth. Continued strong volume growth for Spintab's mortgage lending raised net interest income by slightly more than SEK 100 M. Increased deposits in the Swedish branch operations also raised net interest income by slightly more than SEK 100 M, while lower deposit margins affected net interest income negatively by slightly more than SEK 200 M.

Net interest income amounted to SEK 3,908 M in the second quarter, compared with SEK 3,825 M in the first quarter of 2002.

Dividends received

During the first half year dividends received amounted to SEK 87 M (133). The decrease is due to a lower dividend from OM in 2002, among other things.

[1] New sales of select savings products: Deposits from household customers, mutual funds and unit-linked insurance regardless of customer category, retail bonds and equity linked bonds.

Net commission income

Net commission income for the period January-June 2002 amounted to SEK 2,956 M (3,068). Net commission income from payment services continued to develop strongly, rising by SEK 85 M. Due to lower market volume and declining stock prices, brokerage commissions fell by SEK 99 M and asset management commissions by SEK 127 M.

Net commission income amounted to SEK 1,479 M in the second quarter, compared with SEK 1,477 M in the first quarter of 2002.

Net profit on financial operations

Net profit on financial operations amounted to SEK 70 M (621). Profit from stock trading declined by SEK 76 M, while profit from trading in fixed income securities and other financial instruments fell SEK 125 M. Income from foreign exchange declined by SEK 351 M.

During the second quarter financial operations produced a net loss of SEK -173 M, compared with a corresponding profit of SEK 243 M during the first quarter of the year. The substantially lower income level was primarily attributable to negative exchange-rate changes.

Other income

Other income during the first half year amounted to SEK 616 M (544). The first quarter of 2002 included a capital gain of SEK 85 M on the sale of the branch operations in Gällivare to Sparbanken Nord.

EXPENSES

Expenses for the first half of 2002 were largely unchanged at SEK 6,899 M (6,883). Expenses in the Swedish operations declined by 1 percent or SEK 76 M, from SEK 5,837 M to SEK 5,761 M. The increase in other parts of the Group is due primarily to the acquisition of Lithuania's LTB, now Hansa LTB, in June 2001.

Staff costs affected by personnel reduction program

Staff costs amounted to SEK 3,515 M (3,208). The increase is due to contractual wage increases and Hansabank's acquisition of LTB. During the second quarter a personnel reduction program was initiated in the Swedish operations. The program, which will lead to the elimination of approximately 500 employees during the next two-year period, is primarily geared toward early retirement. The cost is estimated at SEK 300 M. The program will lead to a reduction in staff costs of SEK 100 M in 2003 and SEK 200 M annually beginning in 2004, when it is expected to have its full impact. The cost-effect of the personnel reduction program was an increase by SEK 100 M for the second quarter.

CHANGE IN THE NUMBER OF EMPLOYEES
Number of Group employees in terms of full-time positions

	Jun 30 2002	Dec 31 2001	Dec 31 2000
Total number of employees	711	16,068	13,002
Of whom Hansabank	*083*	*6,387*	*3,180*

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first half year, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,119 M (1,258). The corresponding expense in the Swedish operations was SEK 974 M (1,161).

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – amounted to SEK 3,384 M (3,675) during the period. Computer, consulting and marketing expenses all decreased.

Loan losses

The loan loss level was 0.25 percent (0.20) during the first half year. Loan losses amounted to SEK 868 M (645), of which FI-Holding and Hansabank accounted for SEK 42 M (51). Of the loan losses, SEK 567 M (402) related to collective provisions for claims assessed individually, which reflects the Group's conservative provisioning policy. A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profit/loss of associated companies

The share of profit/loss of associated companies for the first half of 2002 was SEK -83 M (2). The share of SpareBank 1 Gruppen's loss was SEK -117 M (-25). The larger loss was due to, among other things, the bearish Norwegian stock market, which led to a significant decline in the value of the assets in the group's insurance operations. The share of Marakanda's loss amounted to SEK -60 M (-69), including amortization of goodwill of SEK 42 M. The share of profit from Aktia was SEK 27 M (37). Aktia's operating profit was 32 percent lower than the corresponding period a year earlier. Net interest income decreased despite volume gains and expenses for staff and new technology rose.

Tax expense 28 percent

Consolidated profit before tax amounted to SEK 3,574 M (4,304) and the tax expense was SEK 997 M (1,166), or an effective tax rate of 28 percent (27).

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of June 30, 2002 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 527 M (854). The decrease in value of positions in SEK would have been SEK 349 M (591) and positions in foreign currency SEK 178 M

(263). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries Hansabank and FI-Holding. An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 158 M (242) as of June 30, 2002.

The Group also holds positions in inflation-indexed instruments denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by SEK 3 M (6) as of June 30, 2002, which would affect reported net profit on financial operations.

The comparative figures refer to March 31, 2002.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.9 percent (11.3) on June 30, 2002, of which the primary capital ratio was 7.0 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.6 percentage points (0.7).

The risk-weighted amount for credit risks rose during the first half year to SEK 528 billion (515). The increase is attributable primarily to higher lending by Spintab and Hansabank.

The risk-weighted amount for market risks declined by SEK 4 billion during the first half year to approximately SEK 29 billion. The decrease in the risk-weighted amount for market risks was due mainly to a change in maturity structure and a smaller holding of interest-bearing securities in FI-Holding as well as the lower market value of foreign exchange-related derivatives in Swedbank Markets owing to a stronger Swedish krona.

SPECIFICATION OF CAPITAL ADEQUACY

SEK M	Jun 30 2002	Dec 31 2001	Jun 30 2001
Primary capital	39,224	38,938	37,346
Supplementary capital	25,675	26,813	25,679
Less shares, etc.	– 5,365	– 5,300	– 5,292
Expanded portion of capital base	1,144	1,292	230
CAPITAL BASE	**60,678**	**61,743**	**57,963**
Risk-weighted amount for credit risks	528,038	514,743	514,206
Risk-weighted amount for market risks	29,052	33,054	32,197
TOTAL RISK-WEIGHTED AMOUNT	**557,090**	**547,797**	**546,403**
Capital adequacy ratio, %	10.9	11.3	10.6
Primary capital ratio, %	7.0	7.1	6.8

The comparative figures refer to December 31, 2001. As of June 30, 2002 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

SALES AND MARKET SHARES

For 2002 FöreningsSparbanken's goal in the Swedish market is to achieve a market share of 20 percent for new sales of selected savings products: deposits from household customers, mutual funds and unit-linked insurance regardless of customer category, retail bonds and equity linked bonds.

During the first half year the market share rose to 17.1 percent, against 13.0 percent in the first six months of 2001. For household deposits, an area where FöreningsSparbanken has significantly improved its offering in a number of respects, its market share for new savings was 26.7 percent in the first quarter, compared with 12.3 percent in the first half of 2001. Due to a delay in reporting from Statistics Sweden, the corresponding figure for the second quarter is not available. On a cumulative basis for the first half year, new sales in the savings area amounted to SEK 11.9 billion, an increase of SEK 2.3 billion from the previous year.

BUSINESS AREA DEVELOPMENT

SAVINGS

Customers' total savings in FöreningsSparbanken amounted to SEK 502 billion (526) as of June 30, 2002.

Deposits have increased by 8 percent since the start of the year

Customers' deposits rose to SEK 247 billion (229). The increase was SEK 18 billion or 8 percent. Deposits in SEK rose by 11 percent to SEK 199 billion (180), while deposits in foreign currency decreased by SEK 1 billion or 2 percent to SEK 48 billion (49).

SAVINGS AND INVESTMENTS, THE GROUP

SEK billion	Jun 30 2002	Dec 31 2001	Jun 30 2001
Deposits from the public			
Households, SEK	123.8	118.4	113.8
Other, SEK	75.6	61.7	69.8
Households, foreign currency	14.1	14.0	13.0
Of which Hansabank	*14.0*	*13.9*	*12.9*
Other, foreign currency	33.7	35.3	33.9
Of which Hansabank	*17.2*	*16.9*	*15.8*
SUBTOTAL	**247.2**	**229.4**	**230.5**
Discretionary asset management	18.5	21.1	19.4
Fund management	226.4	266.0	280.0
Retail bonds, interest-bearing	2.5	2.4	3.1
Retail bonds, equity linked	5.0	4.6	5.4
Unit-linked insurance	40.8	43.3	45.7
Less unit-linked insurance in Robur funds	– 38.2	– 41.2	– 43.7
TOTAL	**502.2**	**525.6**	**540.4**

LENDING

The Group's lending amounted to SEK 649 billion (640) on June 30, 2002, an increase of SEK 8.6 billion, of which approximately SEK 9.1 billion pertains to Swedish operations. Lending by Hansabank and FI-Holding amounted to SEK 96 billion (97).

Loans to private individuals amounted to SEK 291 billion (281), an increase of SEK 9.6 billion or 3 percent. The increase is attributable largely to mortgage lending by Spintab, related mainly loans arranged through the Swedish branch office network.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 8.0 billion (9.3) as of June 30, 2002. The large part of the exposure relates to commitments to major, well-known Nordic telecommunications companies.

LENDING, THE GROUP SEK billion	Jun 30 2002	Dec 31 2001	Jun 30 2001
Private individuals	290.8	281.2	273.8
Of which Spintab	*236.9*	*228.2*	*219.6*
Real estate management	135.8	135.5	135.0
Retail, hotels, restaurants	25.3	24.9	25.2
Construction	10.3	11.0	10.5
Manufacturing	50.3	51.4	49.4
Transportation	14.0	14.2	13.7
Forestry and agriculture	29.4	28.1	26.5
Other service businesses	14.9	16.7	15.5
Other business lending, incl. credit institutions	54.6	54.3	52.6
Municipalities*	13.6	13.0	13.5
Other	9.6	9.7	10.3
SUBTOTAL	**648.6**	**640.0**	**626.0**
Repurchase agreements (repos)	51.6	43.5	40.1
TOTAL	**700.2**	**683.5**	**666.1**
Of which Hansabank	*25.4*	*23.9*	*20.0*
Of which FI-Holding	*70.5*	*72.6*	*71.4*

* Not including municipal companies.

PAYMENTS

Card

As of June 30, 2002 approximately 2.6 million (2.6) FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of slightly over 53,000 cards or 2 percent since the start of the year. The trend toward greater card use is continuing. Compared with the first half of 2001 FöreningsSparbanken customers' card purchases have increased by 20 percent, while the number of card transactions cleared climbed 30 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through FöreningsSparbanken by Internet. The number of private customers with giro accounts has risen to 2.7 million (2.6), of whom 848,000 (673,000) are Internet-based. The share of Internet-based giro transactions was 36 percent.

e-billing

With e-billing, bills are sent directly to FöreningsSparbanken by Internet accounts, where customers can safely and conveniently approve payment. During the quarter 3 more companies signed on for the service, bringing the total to 106. Agreements have been signed with another 20 companies that will offer e-billing to their customers. The number of e-bills is rising steadily. During the first half year 209,000 e-bills were sent, compared with approximately 78,000 during the first half of 2001.

ONLINE BANKING SERVICES

THE GROUP'S INTERNET BANKING SERVICES	Jun 30 2002	Dec 31 2001	Jun 30 2001
Number of customers in Sweden	1,230,000	1,091,000	973,000
Of whom private customers	*1,076,000*	*957,000*	*831,000*
Of whom business customers	*98,000*	*88,000*	*77,000*
Of whom telephone bank via the Internet	*56,000*	*46,000*	*65,000*
Number of Baltic customers	594,000	430,000	315,000
Total number of customers	1,824,000	1,511,000	1,288,000

Customers' Internet use continues to rise

More Internet transactions

The number of Internet payments rose from 24 million during the first half of 2001 to 30 million during the first half of 2002. In addition, 31 percent (20) of mutual fund purchases and redemptions within the Group were made online.

Using FöreningsSparbanken by Internet, customers can order new cards, apply for loans and arrange an individual pension savings plan. Since a new interface was introduced in April 2002 the number of orders has increased significantly.

Hansabank's goal of 500,000 Internet customers by year-end already met

The popularity of Hansabank's Internet bank is exceeding expectations. The goal for the year of 500,000 online customers was met by May.

OTHER

Acquisition of First Securities

In June FöreningsSparbanken acquired 33.3 percent of the shares in First Securities for SEK 200 M. Government authorization was received in July. Following this transaction FöreningsSparbanken, SpareBank 1 Gruppen and employees of First Securities each own one third. FöreningsSparbanken also has an option to increase its holding in the company to 51 percent after three years.

First Securities is the leading domestic brokerage in Norway, offering equity trading, equity research, corporate finance and fixed income services.

In 2001 First Securities had a market share of 7.8 percent in terms of the Oslo Stock Exchange's turnover.

FöreningsSparbanken Privat

The launch of FöreningsSparbanken Privat management services for customers who need professional

advice continues to develop well. Nineteen advisory offices have been opened and another eleven are planned for the remainder of the year. Around 5,000 customers have signed up for the service.

Accounting change

The interim report has been prepared in accordance with recommendation RR20 of the Swedish Financial Accounting Standards Council and follows the same accounting principles as the most recent annual report. The recommendations that took effect on January 1, 2002 have been taken into account but have not had a significant impact. Reporting has been adapted, however, to the Financial Supervisory Authority's amended valuation and disclosure rules for claims. The amended rules, which apply as of 2002, have not resulted in a significant change in the loan portfolio's valuation. The new disclosure requirements are indicated in Notes 3 and 4. Comparative figures have been restated.

KEY RATIOS FOR THE GROUP	January-June 2002	January-June 2001	Full-year 2001
Return on equity, %	12.5	16.2	14.7
Return on total assets, %	0.73	0.90	0.82
Earnings per share*	4.34	5.31	9.86
Earnings per share after dilution**	4.34	5.30	9.85
Equity per share*, SEK	69.53	66.40	71.02
Equity per share after dilution**, SEK	69.49	66.27	70.92
I/C ratio before loan losses	0.61	0.58	0.60
I/C ratio after loan losses	0.68	0.63	0.66
Capital adequacy ratio, %	10.9	10.6	11.3
Primary capital ratio, %	7.0	6.8	7.1
Loan loss ratio, net, %	0.25	0.20	0.21
Share of doubtful claims, %	0.3	0.3	0.3
Provision ratio for doubtful claims, %***	116	106	103
No. of shares at beginning of period	527,808,843	527,808,843	527,808,843
No. of shares at end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	528,119,502	528,910,910	528,504,316
*** See Note 4			

Operational profit and loss account, the Group*

SEK M	2002 Jan-Jun	2001 Jan-Jun	%	2002 Q2	2001 Q2	%	2001 Full-year
Interest receivable	26,591	28,529	– 7	13,606	14,732	– 8	55,535
Interest payable	– 18,858	– 21,009	– 10	– 9,698	– 11,008	– 12	– 40,519
Net interest income	7,733	7,520	3	3,908	3,724	5	15,016
Dividends received	87	133	– 35	74	63	17	148
Commissions receivable	3,845	3,863	0	1,942	1,947	0	7,742
Commissions payable	– 889	– 795	12	– 463	– 398	16	– 1,670
Net commission income	2,956	3,068	– 4	1,479	1,549	– 5	6,072
Net profit on financial operations	70	621	– 89	– 173	397		1,110
Other operating income	616	544	13	303	298	2	1,063
TOTAL INCOME	**11,462**	**11,886**	**– 4**	**5,591**	**6,031**	**– 7**	**23,409**
General administrative expenses							
– Staff costs	– 3,515	– 3,208	10	– 1,763	– 1,611	9	– 6,614
– Other	– 2,645	– 3,007	– 12	– 1,301	– 1,453	– 10	– 5,873
Depreciation and writedown of tangible fixed assets	– 383	– 337	14	– 194	– 173	12	– 714
Amortization of goodwill	– 356	– 331	8	– 178	– 168	6	– 693
TOTAL EXPENSES	**– 6,899**	**– 6,883**	**0**	**– 3,436**	**– 3,405**	**1**	**– 13,894**
PROFIT BEFORE LOAN LOSSES	**4,563**	**5,003**	**– 9**	**2,155**	**2,626**	**– 18**	**9,515**
Loan losses, net, including change in value of property taken over	– 868	– 645	35	– 433	– 295	47	– 1,337
Writedown of financial fixed assets							– 10
Share of profit/loss of associated companies	– 83	2		– 62	22		– 129
OPERATING PROFIT	**3,612**	**4,360**	**– 17**	**1,660**	**2,353**	**– 29**	**8,039**
Settlement of pensions	– 38	– 56	– 32	– 22	– 54	– 59	– 87
Tax	– 997	– 1,166	– 14	– 438	– 661	– 34	– 2,123
Minority interest	– 285	– 334	– 15	– 145	– 190	– 24	– 625
PROFIT FOR THE PERIOD	**2,292**	**2,804**	**– 18**	**1,055**	**1,448**	**– 27**	**5,204**

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the respective items for insurance operations (consisting in large part of unit-linked insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the legal profit and loss account, insurance operations results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the legal profit and loss account on page 13.

Quarterly profit trend for the Group

SEK M	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000	Q2 2000
Net interest income *	3 908	3 825	3 815	3 681	3 724	3 796	3 460	3 496	3 289
Net commission income	1 479	1 477	1 486	1 518	1 549	1 519	1 773	1 670	1 629
Net profit on financial operations	– 173	243	148	341	397	224	395	451	416
Other income	377	326	319	215	361	316	229	367	1 096
TOTAL INCOME	**5,591**	**5,871**	**5,768**	**5,755**	**6,031**	**5,855**	**5,857**	**5,984**	**6,430**
Staff costs	– 1,686	– 1,628	– 1,687	– 1,535	– 1,512	– 1,484	– 1,517	– 1,410	– 1,570
Profit-sharing fund	– 77	– 124	– 58	– 126	– 99	– 113	– 684	– 14	– 9
Surplus insurance refund from Alecta							26		260
Other expenses	– 1,673	– 1,711	– 1,823	– 1,782	– 1,794	– 1,881	– 2,092	– 1,682	– 1,800
TOTAL EXPENSES	**– 3,436**	**– 3,463**	**– 3,568**	**– 3,443**	**– 3,405**	**– 3,478**	**– 4,267**	**– 3,106**	**– 3,119**
PROFIT BEFORE LOAN LOSSES	**2,155**	**2,408**	**2,200**	**2,312**	**2,626**	**2,377**	**1,590**	**2,878**	**3,311**
Loan losses, incl. change in value of property taken over	– 433	– 435	– 459	– 233	– 295	– 350	– 235	– 240	– 290
Writedown of financial fixed assets			– 10						
Share of associated companies' profit/loss	– 62	– 21	– 54	– 77	22	– 20	7	36	93
OPERATING PROFIT	**1,660**	**1,952**	**1,677**	**2,002**	**2,353**	**2,007**	**1,362**	**2,674**	**3,114**
* Of which deposit guarantee fee	– 21	– 23	– 22	– 23	– 18	– 28	– 138	– 137	– 138

PROFIT BY BUSINESS AREA

SEK M January-June	Swedish branch operations 2002	Swedish branch operations 2001	Swedbank Markets 2002	Swedbank Markets 2001	Asset Mgmt and insurance 2002	Asset Mgmt and insurance 2001	International banking operations 2002	International banking operations 2001	Treasury management 2002	Treasury management 2001	Other 2002	Other 2001	Eliminations 2002	Eliminations 2001
Net interest income	5,569	5,555	357	457	42	40	1,486	1,163	371	243	– 103	54	11	8
Net commission income	1,551	1,655	280	309	654	753	394	293	– 13	– 13	117	127	– 27	– 56
Net profit on financial operations	47	82	21	447	1	– 10	76	116	– 42	17	– 31	– 22	0	– 9
Other income	420	271	26	27	15	14	127	131	25	41	1,367	1,392	– 1,277	– 1,199
TOTAL INCOME	**7,587**	**7,563**	**684**	**1,240**	**710**	**797**	**2,083**	**1,703**	**341**	**288**	**1,350**	**1,551**	**– 1,293**	**– 1,256**
Staff costs	– 1,927	– 1,900	– 291	– 284	– 148	– 134	– 508	– 337	– 6	– 7	– 662	– 570	27	24
IT expenses	– 657	– 695	– 117	– 143	– 25	– 48	– 72	– 48	– 3	– 1	– 340	– 540	604	688
Other expenses	– 1,715	– 1,653	– 189	– 202	– 242	– 275	– 586	– 454	– 10	– 12	– 694	– 836	662	544
TOTAL EXPENSES	**– 4,299**	**– 4,248**	**– 597**	**– 629**	**– 415**	**– 457**	**– 1,166**	**– 839**	**– 19**	**– 20**	**– 1,696**	**– 1,946**	**1,293**	**1,256**
PROFIT BEFORE LOAN LOSSES	**3,288**	**3,315**	**87**	**611**	**295**	**340**	**917**	**864**	**322**	**268**	**-346**	**-395**		
Loan losses	– 657	– 533	– 63				– 42	– 51			– 106	– 61		
Share of associated companies' profit/loss	– 24	– 16	– 12				– 58	1			11	17		
OPERATING PROFIT/LOSS	**2,607**	**2,766**	**12**	**611**	**295**	**340**	**817**	**814**	**322**	**268**	**– 441**	**– 439**		
Allocated equity	19,076	17,229	3,540	3,682	1,971	2,182	8,523	7,320	1,307	1,313	163	325		
Return on allocated equity, %	19.6	23.1	0.5	23.9	21.5	22.5	9.0	10.9	35.5					
No. of employees	7,142	7,282	581	592	277	287	6,248	6,107	16	15	1,447	1,508		
C/I ratio, %	57	56	87	51	58	57	56	49	5	7	126	125		

BUSINESS AREAS' ACCOUNTING PRINCIPLES

Market-based compensation is applied between business areas. All centrally produced services and centrally incurred expenses in IT, Support and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not transferred.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is made based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated shareholders' equity is calculated based on average Swedish demand loan rates.

Group goodwill, including the effect on profit, financial expense and amortization, is allocated to each respective business area.

The return on equity is calculated based on allocated shareholders' equity for the business areas. The return on equity for the business areas is based on operating profit less calculated tax and minority interests. During the quarter the business area report was further refined and comparative figures were restated.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations include the Retail operations, i.e. customer responsibility for private individuals, small and medium-size companies, organizations, municipalities and county councils in Sweden, and the Bank's own distribution channels in the form of branches, ATM's, the Swedish telephone and Internet banks, Lending operations, Payment operations, Bank deposits, E-business (Firstviewbank in Denmark is included in Other 2001, however), partly owned Swedish banks, and the private banking operations in Luxembourg.

The branch network in Sweden is organized in 93 local banks in 7 regions throughout the country. With 540 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 318 branches. The branch network is complemented by 318 in-store banking locations and the agreement with Posten, the Swedish postal service, which gives customers access to certain teller transactions at an additional 1,300 post offices and through around 2,700 rural mail carriers.

2 million customers have signed up for FöreningsSparbanken by Telephone. Since the start of the year the number of customers using FöreningsSparbanken by Internet has risen by 151,000 to 1.2 million, of whom 1.1 million were private customers, or 21 percent of FöreningsSparbanken's private total customers. 40 percent of business customers in the Swedish operations use FöreningsSparbanken by Internet.

Income in the second quarter was SEK 186 M or 5 percent higher than in the first quarter, excluding nonrecurring income of SEK 85 M from the sale of the branch operations in Gällivare to Sparbanken Nord during the first quarter. Net interest income improved by 5 percent due to higher margins and volumes for deposits and lending. Net commission income improved marginally despite lower fund, insurance and securities commissions.

Expenses rose by SEK 117 M or 6 percent compared with the first quarter, while loan loss provisions declined by SEK 57 M to SEK 300 M.

Operating profit for the second quarter was SEK 1,318 M, an increase of SEK 29 M or 2 percent from the

SWEDISH BRANCH OPERATIONS SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	5,569	5,555	2,849	2,720	2,786	2,782	2,743	2,812
Net commission income	1,551	1,655	779	772	828	813	838	817
Net profit on financial operations	47	82	26	21	21	44	39	43
Other income	420	271	190	230	177	129	159	112
INCOME	**7,587**	**7,563**	**3,844**	**3,743**	**3,812**	**3,768**	**3,779**	**3,784**
Staff costs	- 1,927	- 1,900	- 982	- 945	- 900	- 934	- 931	- 969
IT expenses	- 657	- 695	- 325	- 332	- 347	- 316	- 344	- 351
Other expenses	- 1,517	- 1,462	- 802	- 715	- 880	- 698	- 744	- 718
Depreciation/amortization	- 198	- 191	- 99	- 99	- 95	- 98	- 96	- 95
EXPENSES	**- 4,299**	**- 4,248**	**- 2,208**	**- 2,091**	**- 2,222**	**- 2,046**	**- 2,115**	**- 2,133**
PROFIT BEFORE LOAN LOSSES	**3,288**	**3,315**	**1,636**	**1,652**	**1,590**	**1,722**	**1,664**	**1,651**
Loan losses	- 657	- 533	- 300	- 357	- 292	- 225	- 274	- 259
Share of associated companies' profit/loss	- 24	- 16	- 18	- 6	- 19	4	- 7	- 9
OPERATING PROFIT	**2,607**	**2,766**	**1,318**	**1,289**	**1,279**	**1,501**	**1,383**	**1,383**
Tax	- 730	- 775	- 369	- 361	- 358	- 420	- 387	- 388
Minority interests	- 3	- 3	- 2	- 1	- 1	- 1	- 1	- 2
PROFIT AFTER TAX	**1,874**	**1,988**	**947**	**927**	**920**	**1,080**	**995**	**993**
Allocated equity	19,076	17,229	19,076	19,076	17,229	17,229	17,229	17,229
Return on allocated equity, %	19.6	23.1	19.9	19.4	21.4	25.1	23.1	23.1
No. of full-time positions	7,142	7,282	7,142	7,117	7,169	7,191	7,282	7,327
Risk-weighted volume, SEK bn	327	310	327	321	317	314	310	303
Business volumes, SEK bn								
Lending	511	488	511	504	499	494	488	478
Deposits	213	199	213	206	196	201	199	204
Mutual funds and insurance	156	190	156	180	180	163	190	177
Other investment volume	5	7	5	5	5	7	7	7

first quarter. The return in allocated equity rose to 19.9 percent in the second quarter.

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations. It is also responsible for large companies and financial institutions. In addition to the operations in Sweden, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and currency markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers

SWEDBANK MARKETS SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	357	457	223	134	227	173	215	242
Net commission income	280	309	148	132	168	136	165	144
Net profit on financial operations	21	447	- 169	190	73	108	272	175
Other income	26	27	15	11	-3	4	- 4	31
INCOME	**684**	**1,240**	**217**	**467**	**465**	**421**	**648**	**592**
Staff costs	- 291	- 284	- 144	- 147	- 147	- 137	- 149	- 135
IT expenses	- 117	- 143	- 63	- 54	- 57	- 57	- 73	- 70
Other expenses	- 178	- 192	- 91	- 87	- 103	- 85	- 81	- 111
Depreciation/amortization	- 11	- 10	- 6	- 5	- 5	- 5	- 6	- 4
EXPENSES	**- 597**	**- 629**	**- 304**	**- 293**	**- 312**	**- 284**	**- 309**	**- 320**
PROFIT BEFORE LOAN LOSSES	**87**	**611**	**-87**	**174**	**153**	**137**	**339**	**272**
Loan losses	- 63		- 63		- 2			
Share of associated companies' profit/loss	- 12		- 5	- 7	- 5			
OPERATING PROFIT	**12**	**611**	**- 155**	**167**	**146**	**137**	**339**	**272**
Tax	- 3	- 171	44	- 47	- 41	- 38	- 95	- 76
PROFIT AFTER TAX	**9**	**440**	**- 111**	**120**	**105**	**99**	**244**	**196**
Allocated equity	3,540	3,682	3,540	3,540	3,682	3,682	3,682	3,682
Return on allocated equity, %	0.5	23.9	- 12.5	13.6	11.4	10.8	26.5	21.3
No. of full-time positions	581	592	581	583	589	595	592	559
Risk-weighted volume, SEK bn	72	87	72	7476	85	87	91	
Business volumes, SEK bn								
Lending	36	41	36	40	40	40	41	44
Deposits	2	2	2	2	2	2	2	3
Mutual funds and insurance	1	1	1	1	1	1	1	0

stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks, partly owned banks, FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone.

Swedbank Markets reported an operating loss of SEK -155 M for the second quarter. The quarter's weak results was primarily attributable to negative changes in exchange rates. Moreover, equity and corporate finance operations continue to face difficulties due to significantly poorer market conditions, among other things.

During the second quarter Swedbank Markets allocated a specific loan loss provision of SEK 63 M for commitments in Argentina. In connection with the decision, a reversal was made of a general, country risk-related loan loss provision for Argentina by the same amount. The provision was charged to FöreningsSparbanken's closing accounts for 2001 and was reported at the time in the business area Other.

Operating profit for the first half year amounted to SEK 12 M, which was SEK 599 M or 98 percent lower than in 2001. The return on allocated equity fell to 0.5 percent (23.9) in the first half year.

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises Savings operations, excluding bank deposits in the Swedish branch operations. This includes the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Income in the second quarter was SEK 30 M or 8 percent lower than the first quarter, due primarily to a decrease in assets under management caused by the downturn in stock prices.

Expenses were largely unchanged compared with the first quarter. Operating profit amounted to SEK 132 M, a decrease of SEK 31 M or 19 percent from the first quarter. The return on allocated equity fell to 19.3 percent in the second quarter.

Fund volumes and flows

Net contributions to Robur's mutual funds totaled SEK 7.4 billion during the first half year, against SEK 8.2 billion during the first half of 2001. Of the net contributions, SEK 2.8 billion (2.6) was from premium pension investments and SEK 3.0 billion (3.3) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 226 billion (266) on June 30, 2002. The institutional asset management operations managed assets of SEK 33 billion (36), of which SEK 14 billion (15) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 16.8 percent (20.0). Its share of assets under management in the fund market was 29 percent (30) on June 30, 2002.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 3.8 billion (4.9) during the first half year. Net contributions during the same period amounted to SEK 2.8 billion (3.9). As of June 30, 2002 assets under management by Robur Försäkring amounted to SEK 35.5 billion (41.7).

The market share for new unit-linked insurance at the end of June 2002 was 18.3 percent. Robur Försäkring had approximately 620,000 (602,000) policies as of March 31, in addition to around 1 million group life insurance policies.

Asset management results

At the beginning of the year Robur had assets under management of SEK 265.9 billion. During the first half year that figure decreased by SEK 44.4 billion through

ASSET MANAGEMENT AND INSURANCE SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	42	40	20	22	21	19	19	21
Net commission income	654	753	312	342	327	332	366	387
Net profit on financial operations	- 1	- 10	0	- 1	12	1	- 13	3
Other income	15	14	8	7	7	5	7	7
INCOME	**710**	**797**	**340**	**370**	**367**	**357**	**379**	**418**
Staff costs	- 148	- 134	- 75	- 73	- 64	- 73	- 72	- 62
IT expenses	- 25	- 48	- 12	- 13	- 19	- 21	- 18	- 30
Other expenses	- 118	- 151	- 59	- 59	- 66	- 59	- 86	- 65
Depreciation/amortization	- 124	- 124	- 62	- 62	- 64	- 59	- 63	- 61
EXPENSES	**- 415**	**- 457**	**- 208**	**- 207**	**- 213**	**- 212**	**- 239**	**- 218**
PROFIT BEFORE LOAN LOSSES	**295**	**340**	**132**	**163**	**154**	**145**	**140**	**200**
OPERATING PROFIT	**295**	**340**	**132**	**163**	**154**	**145**	**140**	**200**
Tax	- 83	- 95	- 37	- 46	- 43	- 41	- 39	- 56
PROFIT AFTER TAX	**212**	**245**	**95**	**117**	**111**	**104**	**101**	**144**
Allocated equity	1 971	2 182	1 971	1 971	2 182	2 182	2 182	2 182
Return on allocated equity, %	21.5	22.5	19.3	23.7	20.3	19.1	18.5	26.4
No. of full-time positions	277	287	277	283	284	287	287	282
Business volumes, SEK bn								
Mutual funds and insurance	226	280	226	265	266	238	280	258
Other investment volume	21	21	21	21	23	23	21	22

FUND MANAGEMENT, ROBUR	Jun 30 2002	Dec 31 2001	Jun 30 2001
Assets under management (SEK bn)	226	266	280
Of which:			
Swedish equities, %	*28.9*	*29.4*	*34.0*
Foreign equities, %	*39.6*	*43.6*	*43.6*
Interest-bearing securities, %	*31.5*	*27.0*	*22.4*
Number of customers (thousands)	2,739	2,719	2,690
UNIT-LINKED INSURANCE, ROBUR FÖRSÄKRING			
Assets under management (SEK bn)	35.5	41.7	44.1
Of which in Robur funds	*– 35.0*	*– 41.2*	*– 43.1*
Number of policies (thousands)	628	602	599
DISCRETIONARY ASSET MANAGEMENT, FÖRENINGSSPARBANKEN KAPITALFÖRVALTNING			
Assets under management (SEK bn)	33	36	34
Of which in Robur funds	*14*	*15*	*14*

index changes and by SEK 2.5 billion through the performance of Robur's funds relative to their comparative indexes. Net fund contributions contributed positively by SEK 7.4 billion, leaving total assets under management of SEK 226.4 billion at the close of the period. During the second quarter fund performance improved, surpassing the indexes and adding SEK 500 M to assets under management. In the first quarter the corresponding decline was approximately SEK 3 billion.

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area includes the operations of the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark and FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Income rose by SEK 57 M or 6 percent during the second quarter compared with the first quarter. Of the increase, the Baltic states accounted for SEK 24 M and dividend income from Norway for SEK 33 M.

Expenses rose by SEK 14 M or 2 percent. Loan loss provisions declined by SEK 20 M or 65 percent compared with the first quarter.

The share of associated companies' aggregate loss increased by SEK -32 M, resulting in a charge of SEK -45 M during the second quarter, of which SEK -85 M was from SpareBank 1 Gruppen.

Operating profit amounted to SEK 424 M in the second quarter, an increase of SEK 31 M or 8 percent from the first quarter. The increase was attributable almost entirely to the Baltic states.

Profit after tax and minority interests amounted to SEK 189 M in the second quarter, a decrease of SEK 6 M or 3 percent from the previous quarter.

The return on allocated equity was 8.9 percent in the second quarter. The return for the Baltic states was 18.3 percent and for Denmark 9.9 percent.

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the parent company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the strategic short- and long-term portfolios and certain shareholdings that do not fall into a specific business area, e.g. the holdings in Erste Bank, OM Gruppen and HSB Bank. The market value of these holdings exceeded their book value by approximately SEK 200 M at

INTERNATIONAL BANKING OPERATIONS SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	1,486	1,163	760	726	783	692	624	539
Net commission income	394	293	206	188	197	206	157	136
Net profit on financial operations	76	116	14	62	18	133	106	10
Other income	127	131	90	37	37	42	67	64
INCOME	**2,083**	**1,703**	**1,070**	**1,013**	**1,035**	**1,073**	**954**	**749**
Staff costs	– 508	– 337	– 253	– 255	– 275	– 231	– 191	– 146
IT expenses	– 72	– 48	– 38	– 34	– 41	– 25	– 26	– 22
Other expenses	– 271	– 193	– 138	– 133	– 157	– 136	– 104	– 89
Depreciation/amortization	– 315	– 261	– 161	– 154	– 164	– 160	– 135	– 126
EXPENSES	**– 1,166**	**– 839**	**– 590**	**– 576**	**– 637**	**– 552**	**– 456**	**– 383**
PROFIT BEFORE LOAN LOSSES	**917**	**864**	**480**	**437**	**398**	**521**	**498**	**366**
Loan losses	– 42	– 51	– 11	– 31	– 69	– 26	2	– 53
Share of associated companies' profit/loss	– 58	1	– 45	– 13	– 30	– 83	21	– 20
OPERATING PROFIT	**817**	**814**	**424**	**393**	**299**	**412**	**521**	**293**
Tax	– 149	– 114	– 88	– 61	– 36	– 58	– 81	– 33
Minority interests	– 284	– 300	– 147	– 137	– 130	– 177	– 176	– 124
PROFIT AFTER TAX	**384**	**400**	**189**	**195**	**133**	**177**	**264**	**136**
Allocated equity	8,523	7,320	8,523	8,523	7,320	7,320	7,320	7,320
Return on allocated equity, %	9.0	10.9	8.9	9.2	7.3	9.7	14.4	7.4
No. of full-time positions	6,248	6,107	6,248	6,322	6,541	6,251	6,107	3,392
Risk-weighted volume, SEK bn	148	134	148	146	141	139	134	123
Business volumes, SEK bn								
Lending	96	91	96	94	96	97	91	87
Deposit	31	29	31	31	31	30	29	18

TREASURY MANAGEMENT SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	371	243	211	160	74	70	177	66
Net commission income	– 13	– 13	– 8	– 5	– 5	– 7	– 7	– 6
Net profit on financial operations	– 42	17	– 23	– 19	30	85	– 12	29
Other income	25	41	29	– 4	1	3	– 5	46
INCOME	**341**	**288**	**209**	**132**	**100**	**151**	**153**	**135**
Staff costs	– 6	– 7	– 3	– 3	– 4	– 3	– 4	– 3
IT expenses	– 3	– 1	– 3	0	0	0	– 1	0
Other expenses	– 10	– 12	– 4	– 6	– 7	– 7	– 6	– 6
Depreciation/amortization	0	0	0	0	0	0	0	0
EXPENSES	**– 19**	**– 20**	**– 10**	**– 9**	**– 11**	**– 10**	**– 11**	**– 9**
PROFIT BEFORE LOAN LOSSES	**322**	**268**	**199**	**123**	**89**	**141**	**142**	**126**
OPERATING PROFIT	**322**	**268**	**199**	**123**	**89**	**141**	**142**	**126**
Tax	– 90	– 75	– 56	– 34	– 25	– 39	– 40	– 35
PROFIT AFTER TAX	**232**	**193**	**143**	**89**	**64**	**102**	**102**	**91**
Allocated equity	*1,307*	*1,313*	*1,307*	*1,307*	*1,313*	*1,313*	*1,313*	*1,313*
Return on allocated equity, %	35.5	29.4	43.8	27.2	19.5	31.1	31.1	27.7
No. of full-time positions	16	15	16	16	18	14	15	15
Risk-weighted volume, SEK bn	12	8	12	6	7	9	8	8
Business volumes, SEK bn								
Lending	1	1	1	0	1	1	1	0
Other investment volume	7	8	7	7	7	8	8	9

the end of June 2002. Treasury management's operating profit amounted to SEK 199 M during the second quarter, an improvement of SEK 76 M or 62 percent from the first quarter.

Dividends of SEK 17 M from Erste Bank are included in the second quarter. The return on allocated equity was 43.8 percent during the second quarter.

OTHER

Other comprises income and expenses that do not fall under any of the business areas. This includes IT and computer services for independent savings banks and partly owned banks, Group Staffs, support and Förenings-Sparbanken Fastighetsbyrå (real estate brokerage). 2001 *also includes merger costs for the cancelled merger with* SEB and the Internet bank Firstviewbank in Denmark.

The operating loss amounted to SEK -258 M in the second quarter, SEK 75 M higher than the first quarter.

The cost-effect of the personnel reduction program was an increase by SEK 100 M for the second quarter.

OTHER SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	– 103	54	– 160	57	– 80	– 63	– 56	110
Net commission income	117	127	71	46	– 1	53	77	50
Net profit on financial operations	– 31	– 22	– 21	– 10	10	0	1	– 23
Other income	1,367	1,392	659	708	750	568	735	657
INCOME	**1,350**	**1,551**	**549**	**801**	**679**	**558**	**757**	**794**
Staff costs	– 662	– 570	– 320	– 342	– 353	– 306	– 268	– 302
IT expenses	– 340	– 540	– 155	– 185	– 176	– 187	– 225	– 315
Other expenses	– 603	– 754	– 235	– 368	– 290	– 374	– 380	– 374
Depreciation/amortization	– 91	– 82	– 44	– 47	– 44	– 45	– 41	– 41
EXPENSES	**– 1,696**	**– 1,946**	**– 754**	**– 942**	**– 863**	**– 912**	**– 914**	**– 1,032**
PROFIT BEFORE LOAN LOSSES	**– 346**	**– 395**	**– 205**	**– 141**	**– 184**	**– 354**	**– 157**	**– 238**
Loan losses	– 106	– 61	– 59	– 47	– 96	18	– 23	– 38
Share of associated companies' profit/loss	11	17	6	5	– 10	2	8	9
OPERATING PROFIT	**– 441**	**– 439**	**– 258**	**– 183**	**– 290**	**–334**	**– 172**	**– 267**
Appropriations	– 38	– 56	– 22	– 16	– 54	23	– 54	– 2
Tax	58	64	68	– 10	98	44	– 19	83
Minority interests	2	– 31	4	– 2	49	– 31	– 13	– 18
PROFIT AFTER TAX	**– 419**	**– 462**	**– 208**	**– 211**	**– 197**	**– 298**	**– 258**	**– 204**
Allocated equity	163	325	163	163	325	325	325	325
Risk-weighted volume, SEK bn	– 3	6	– 3	– 1	7	6	6	7
No. of full-time positions	1,447	1,508	1,447	1,465	1,467	1,471	1,508	1,476
Business volumes, SEK bn								
Lending	5	5	5	4	4	5	5	5

ELIMINATIONS SEK M	2002 Jan-Jun	2001 Jan-Jun	2002 Q2	2002 Q1	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Net interest income	11	8	5	6	4	8	2	6
Net commission income	– 27	– 56	– 29	2	– 28	– 15	– 47	– 9
Net profit on financial operations	0	– 9	0	0	– 16	– 30	4	– 13
Other income	– 1,277	– 1,199	– 614	– 663	– 650	– 536	– 598	– 601
INCOME	**– 1,293**	**– 1,256**	**– 638**	**– 655**	**– 690**	**– 573**	**– 639**	**– 617**
Staff costs	27	24	14	13	– 2	23	4	20
IT expenses	604	688	306	298	322	290	334	354
Other expenses	662	544	318	344	370	260	301	243
EXPENSES	**1,293**	**1,256**	**638**	**655**	**690**	**573**	**639**	**617**
Business volumes, SEK bn								
Mutual funds and insurance	– 157	– 191	– 157	– 181	– 181	– 164	– 191	– 177
Other investment volume	– 5	– 6	– 5	– 5	– 5	– 6	– 6	– 7

Legal profit and loss account, the Group

Mkr	2002 Jan-Jun	2001 Jan-Jun	%	2002 Q2	2001 Q2	%	2001 Full-year
Interest receivable	26,559	28,482	– 7	13,589	14,704	– 8	55,451
Interest payable	– 18,899	– 21,029	– 10	– 9,717	– 11,029	– 12	– 40,574
Net interest income	7,660	7,453	3	3,872	3,675	5	14,877
Dividends received	86	130	– 34	73	61	20	143
Commissions receivable	3,604	3,589	0	1,822	1,907	– 4	7,217
Commissions payable	– 829	– 738	12	– 433	– 371	17	– 1,552
Net commission income (Note 1)	2,775	2,851	– 3	1,389	1,536	– 10	5,665
Net profit on financial operations (Note 2)	100	654	– 85	– 152	412		1,129
Other operating income	600	560	7	297	316	– 6	1,032
TOTAL INCOME	**11,221**	**11,648**	**– 4**	**5,479**	**6,000**	**– 9**	**22,846**
General administrative expenses							
– Staff costs	– 3,475	– 3,186	9	– 1,743	– 1,607	8	– 6,528
– Other	– 2,600	– 2,993	– 13	– 1,282	– 1,475	– 13	– 5,799
Depreciation and writedown of tangible fixed assets	– 380	– 334	14	– 193	– 172	12	– 705
Amortization of goodwill	– 356	– 331	8	– 178	– 168	6	– 692
TOTAL EXPENSES	**– 6,811**	**– 6,844**	**0**	**– 3,396**	**– 3,422**	**– 1**	**– 13,724**
PROFIT BEFORE LOAN LOSSES	**4,410**	**4,804**	**– 8**	**2,083**	**2,578**	**– 19**	**9,122**
Loan losses, net (Note 3)	– 868	– 630	38	– 433	– 280	55	– 1,313
Change in value of property taken over	0	– 15		0	– 15		– 24
Writedown of financial fixed assets							– 10
Share of profit/loss of associated companies	– 83	2		– 62	22		– 129
OPERATING PROFIT IN BANKING OPERATIONS	**3,459**	**4,161**	**– 17**	**1,588**	**2,305**	**– 31**	**7,646**
Operating profit in insurance operations	153	199	– 23	72	48	50	393
PROFIT BEFORE APPROPRIATIONS AND TAX	**3,612**	**4,360**	**– 17**	**1,660**	**2,353**	**– 29**	**8,039**
Settlement of pensions	– 38	– 56	– 32	– 22	– 54	– 59	– 87
Tax	– 997	– 1,166	– 14	– 438	– 661	– 34	– 2,123
Minority interest	– 285	– 334	– 15	– 145	– 190	– 24	– 625
PROFIT FOR THE PERIOD	**2,292**	**2,804**	**– 18**	**1,055**	**1,448**	**– 27**	**5,204**
Earnings per share, SEK*	4.34	5.31	– 18	2.00	2.74	-27	9.86
Earnings per share after dilution, SEK*	4.34	5.30	– 18	2.00	2.74	-27	9.85

* Se page 5 "Key ratios, the Group" for number of shares.

Profit and loss account, the Bank

SEK M	2002 Jan-Jun	2001 Jan-Jun	%	2002 Q2	2001 Q2	%	2001 Full-year
Interest receivable	11,430	12,098	– 6	5,888	5,895	0	22,986
Interest payable	– 7,923	– 8,431	– 6	– 4,137	– 4,112	1	– 15,830
Net interest income	3,507	3,667	– 4	1,751	1,783	– 2	7,156
Dividends received	251	249	1	239	180	33	4,553
Commissions receivable	2,439	2,507	– 3	1,240	1,268	– 2	4,980
Commissions payable	– 469	– 454	3	– 251	– 226	11	– 918
Net commission income (Note 1)	1,970	2,053	– 4	989	1,042	– 5	4,062
Net profit on financial operations (Note 2)	– 35	526		– 195	299		844
Other operating income	581	431	35	268	254	6	908
TOTAL INCOME	**6,274**	**6,926**	**– 9**	**3,052**	**3,558**	**– 14**	**17,523**
General administrative expenses							
– Staff costs	– 2,735	– 2,595	5	– 1,373	– 1,364	1	– 5,223
– Other	– 2,048	– 2,490	– 18	– 1,000	– 1,209	– 17	– 4,756
Depreciation and writedown of tangible fixed assets	– 233	– 218	7	– 117	– 111	5	– 446
Amortization of goodwill	– 50	– 50		– 25	– 25		– 101
TOTAL EXPENSES	**– 5,066**	**– 5,353**	**– 5**	**– 2,515**	**– 2,709**	**– 7**	**– 10,526**
PROFIT BEFORE LOAN LOSSES	**1,208**	**1,573**	**– 23**	**537**	**849**	**– 37**	**6,997**
Loan losses, net (Note 3)	– 796	– 522	52	– 416	– 249	67	– 1,061
Change in value of property taken over							
Writedown of financial fixed assets	– 32	– 120	– 73	– 15	– 120	– 88	– 294
PROFIT BEFORE APPROPRIATIONS AND TAX	**380**	**931**	**– 59**	**106**	**480**	**– 78**	**5,640**
Appropriations	– 38	– 56	– 32	– 22	– 54	– 59	– 1,244
Tax	– 60	– 240	– 75	21	– 121		– 1,249
PROFIT FOR THE PERIOD	**282**	**635**	**– 56**	**105**	**305**	**– 66**	**3,147**

Balance sheet

SEK M	The Group Jun 30 2002	Dec 31 20001	Jun 30 2001	The Bank Jun 30 2002	Dec 31 2001	Jun 30 2001
Loans to the public	678,218	662,236	656,826	214,511	211,473	221,001
Loans to credit institutions	125,507	131,580	143,527	150,683	155,458	153,844
Interest-bearing securities	72,030	64,746	66,308	73,260	63,930	60,396
– Financial fixed assets	2,875	4,191	4,151	255	1,290	1,373
– Financial current assets	69,155	60,555	62,157	73,005	62,640	59,023
Assets in insurance operations	36,348	42,614	46,036			
Other assets	74,352	58,456	71,501	75,290	62,701	69,747
TOTAL ASSETS	**986,455**	**959,632**	**984,198**	**513,744**	**493,562**	**504,988**
Deposits and borrowings from the public	264,449	247,190	252,842	230,362	214,297	221,629
Amounts owed to credit institutions	113,711	122,599	119,327	111,539	116,924	112,566
Debt securities in issue	424,056	420,362	428,149	60,675	72,911	70,591
Liabilities in the insurance operations	36,858	43,198	45,685			
Other liabilities	81,966	57,196	72,578	68,666	41,945	56,022
Subordinated liabilities	*28,715*	*31,604*	*30,569*	*20,548*	*22,910*	*21,925*
Shareholders' equity (Note 5)	36,700	37,483	35,048	21,954	24,575	22,255
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**986,455**	**959,632**	**984,198**	**513,744**	**493,562**	**504,988**
Assets pledged for own liabilities	66,420	73,446	82,838	30,391	73,328	37,219
Other assets pledged	58,141	54,314	62,589	57,887	12,014	62,535
Contingent liabilities	20,008	18,817	18,788	18,807	17,848	18,002
Commitments	2,723,157	3,113,269	3,069,804	2,432,855	2,847,704	2,845,003

NOTE 1 SPECIFICATION OF NET COMMISSION INCOME

January–June SEK M	The Group 2002	2001	The Bank 2002	2001
Payment processing commissions	1,329	1,195	1,044	974
Brokerage	152	251	120	207
Asset management	1,157	1,253	679	708
Other securities commissions	83	83	84	85
Other commissions receivable	883	807	512	533
TOTAL COMMISSIONS RECEIVABLE	**3,604**	**3,589**	**2,439**	**2,507**
Payment processing commissions	– 470	– 421	– 400	– 369
Securities commissions	– 74	– 93	– 53	– 69
Other commissions payable	– 285	– 224	– 16	– 16
TOTAL COMMISSIONS PAYABLE	**– 829**	**– 738**	**– 469**	**– 454**
TOTAL COMMISSIONS, NET	**2,775**	**2,851**	**1,970**	**2,053**

DERIVATIVES

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group.

Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF JUNE 30, 2002

DERIVATIVES WITH POSITIVE FAIR VALUES OR NIL VALUE	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	7,516	6,290	25,211	23,607	1,078	1,506	0	– 1
Derivatives not reported on the balance sheet	27		4					

DERIVATIVES WITH NEGATIVE FAIR VALUES	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,518	7,685	38,088	34,157	617	996		
Derivatives not reported on the balance sheet	67		4,090					

Statement of cash flows

January–June	The Group		The Bank	
SEK M	2002	2001	2002	2001
Liquid assets at beginning of period *	94,153	72,647	72,828	62,890
Operating activities				
Operating profit	3,612	4,360	380	931
Adjustments for non-cash items	2,217	486	7,191	4,126
Taxes	– 524	– 1,507	– 176	– 1,335
Decrease/increase in receivables from credit institutions	9,096	– 6,518	7,515	– 1,636
Increase in loans to the public	– 22,207	– 22,046	– 4,952	– 2,244
Decrease/increase in holdings of securities classified as current assets	– 2,031	– 2,943	2,527	– 46
Increase in deposits and borrowings from the public, including retail bonds	12,238	17,202	9,764	13,316
Decrease/increase in amounts owned to credit institutions	– 7,664	9,507	– 6,053	13,382
Change in other assets and liabilities, net	– 4,351	– 1,726	938	– 178
CASH FLOW FROM OPERATING ACTIVITIES	**– 9,614**	**– 3,185**	**17,134**	**26,316**
Investing activities				
Purchase of fixed assets	– 840	– 1,573	– 548	– 786
Sale of fixed assets	802	983	58	389
Branch sales		50		50
CASH FLOW FROM INVESTING ACTIVITIES	**– 38**	**– 540**	**– 490**	**– 347**
Financing activities				
Issuance of interest-bearing securities	73,737	91,949	839	3,715
Redemption of interest-bearing securities	– 67,776	– 74,474	– 8,411	– 1,172
Increase/decrease in other funding	12,632	7,043	7,488	– 8,221
Dividend paid	– 2,903	– 2,903	– 2,903	– 2,903
CASH FLOW FROM FINANCING ACTIVITIES	**15,690**	**21,615**	**– 2,987**	**– 8,581**
CASH FLOW FOR THE PERIOD	**6,038**	**17,890**	**13,657**	**17,388**
Exchange rate differences in liquid assets	– 491	367		
Acquired liquid assets		4,313		
LIQUID ASSETS AT END OF PERIOD *	***99,700***	***95,217***	***86,485***	***80,278***
* of which securities pledged for OM, etc.				
at beginning of period	4,400	8,981	8,981	8,981
at end of period	3,058	8,079	3,058	8,079

RATINGS, JUNE 2002

	S&P Short	S&P Long	Moody's Short	Moody's Long	Moody's BFSR*	Fitch Short	Fitch Long	R/I Long
FöreningsSparbanken	A1	A	P1	Aa3	B	F1	A+	AA-
Spintab	A1	-	P1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P2	Baa1	C	F2	A-	-
FIH	-	-	P1	A1	-	-	-	-

AUDITORS' REVIEW

This interim report has not been reviewed by the Bank's auditors.

Stockholm, August 23, 2002
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

AUDITORS' REVIEW

We have reviewed this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Ulf Egenäs
Authorized Public Accountant

Torbjörn Hanson
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant appointed by the Swedish Financial Supervisory Authority

FINANCIAL INFORMATION 2002

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www.foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken. FöreningsSparbanken will publish its interim report for January – September 2002 on October 25.

FöreningsSparbanken AB (publ)

Organization No 502017 – 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se

9418 2036 LT Layout/LH Konsult AB/Federativ Printing ab, Stockholm, August 2002

Interim report

January–September 2002

Operating profit amounted to SEK 5,000 M

JANUARY – SEPTEMBER 2002 IN SUMMARY:

- Operating profit amounted to SEK 5,000 M (6,362)
- Operating profit was affected by write-offs totalling SEK 551 M
- The return on equity was 10.9 percent (15.5)
- Earnings per share amounted to SEK 5.69 (7.71)
- Net interest income rose to SEK 11,663 M (11,201)
- Net commission income amounted to SEK 4,325 M (4,586)
- Net profit on financial operations amounted to SEK 253 M (962)
- Expenses decreased to SEK 10,241 M (10,326)
- Loan losses amounted to SEK 1,243 M (878)
- Continued positive trend for mortgage lending in Sweden
- Market share for new household deposits in Sweden for the first six months rose to 23 percent (12)
- Market share for new savings[1], net, in Sweden rose to 17 percent (15)
- Acquisition of HSB Bank strengthens the Bank's position in the Stockholm area.

GROUP PROFIT

The Group's operating profit for the period January-September 2002 amounted to SEK 5,000 M (6,362). Net interest income and other income rose by SEK 462 M and SEK 78 M, respectively, while net commission income declined by SEK 261 M and net profit on financial operations declined by SEK 709 M. The Group's expenses decreased slightly, despite that the ongoing personnel reduction program has resulted in expenses of SEK 200 M. Loan losses rose compared with the corresponding period of 2001, but have remained at a largely unchanged level during the last four quarters. In addition, profit for the period was affected substantially by write-offs of the shareholdings in OM and Marakanda of SEK 264 M and SEK 108 M, respectively. Norway's SpareBank 1 Gruppen's goodwill write-off resulted in a charge against FöreningsSparbanken's earnings of SEK 179 M. The return on equity was 10.9 percent (15.5), while earnings per share amounted to SEK 5.69 (7.71).

Aside from the effect of the above-mentioned and earlier communicated write-offs, the profit trend between the year's second and third quarters was favourable. Income rose by SEK 158 M and expenses declined by slightly over SEK 100 M, resulting in an increase in profit before loan losses for the third quarter of slightly over SEK 250 M to SEK 2,407 M compared with SEK 2,155 M for the second quarter. In addition, loan-losses decreased during the quarter by SEK 58 M from SEK 433 M to SEK 375 M.

INCOME

The Group's total income in the first nine months of the year decreased by 2 percent compared with the corresponding period of 2001 and amounted to SEK 17,211 M (17,641). Net interest income rose slightly due to higher deposit and lending volumes, while net profit on financial operations decreased substantially and net commission income decreased slightly.

Income in the third quarter amounted to SEK 5,749 M, against SEK 5,591 M in the second quarter of 2002. Net profit on financial operations rose substantially, while net commission income and other income decreased.

Net interest income

The Group's net interest income for January-September amounted to SEK 11,663 M (11,201). Continued strong volume growth for Spintab's mortgage lending raised net interest income by nearly SEK 200 M. Increased deposits in the Swedish branch operations also raised net interest income by slightly over SEK 200 M, while lower deposit margins affected net interest income negatively by slightly over SEK 350 M. Net

[1] New sales of select savings products: deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds.

interest income in FI-Holding and Hansabank rose by SEK 400 M, primarily through volume growth.

Net interest income increased through volume growth to SEK 3,930 M in the third quarter, compared with SEK 3,908 M in the second quarter of 2002.

Dividends received

During the first nine months dividends received amounted to SEK 87 M (144). The decrease is due to lower dividends from shares in the trading portfolio and OM.

Net commission income

Net commission income for the year's first three quarters amounted to SEK 4,325 M (4,586). Net commission income from payment services continued to develop strongly, rising by SEK 95 M. Due to lower market volume and declining stock prices, brokerage commissions fell by SEK 117 M and asset management commissions by SEK 263 M.

Net commission income amounted to SEK 1,369 M in the third quarter, compared with SEK 1,479 M in the second quarter of 2002. The decline is due to lower asset management fees because of the declining equity markets.

Net profit on financial operations

Net profit on financial operations amounted to SEK 253 M (962) during the period January-September. Profit from stock trading declined by SEK 46 M, while profit from trading in fixed income securities and other financial instruments fell SEK 235 M. Income from foreign exchange operations declined by SEK 428 M.

Net profit on financial operations increased by SEK 356 M to SEK 183 M during the third quarter. The increase is due to higher income from equity, fixed income and foreign exchange trading.

Other income

Other income during the first nine months amounted to SEK 883 M (748). Income includes a capital gain of SEK 95 M on the sale of the branch operations in Gällivare to Sparbanken Nord in the first quarter of 2002.

EXPENSES

The Group's expenses decreased to SEK 10,241 M (10,326). Expenses in the Swedish operations declined by 4 percent or SEK 388 M, from SEK 8,941 M to SEK 8,553 M. The increase in other parts of the Group is due primarily to the acquisition of Lithuania's LTB, now Hansa LTB, in June 2001.

Staff costs affected by personnel reduction program

Staff costs amounted to SEK 5,219 M (4,869). The increase is due to contractual wage increases, Hansabank's acquisition of LTB with around 3,000 employees and expenses attributable to the current personnel reduction program that amounts to SEK 200 M.

GROUP OF EMPLOYEES IN TERMS OF FULL-TIME POSITIONS	Sep 30 2002	Dec 31 2001	Sep 30 2001
Total number of employees	15,461	16,068	16,523
Of which Hansabank	*5,843*	*6,387*	*6,751*

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first nine months of the year, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,668 M (1,696). The corresponding expense in the Swedish operations was SEK 1,448 M (1,557).

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – amounted to SEK 5,022 M (5,457) during the period. Computer, consulting and marketing expenses all decreased.

Loan losses and doubtful claims

The loan loss level for January-September 2002 was 0.24 percent (0.18). Loan losses amounted to SEK 1,243 M (878), of which FI-Holding and Hansabank accounted for SEK 72 M (77). Of the loan losses, SEK 786 M (380) related to collective provisions for claims assessed individually. The Group's doubtful claims, gross, amounted to SEK 3,977 M, compared with SEK 4,253 M on December 31, 2001. Doubtful claims, net, i.e. after deducting loan loss reserves, amounted to SEK -1,029 M. A specification of loan losses and claims is provided in Notes 3 and 4.

Write-offs of financial fixed assets

During the third quarter FöreningsSparbanken wrote down the book value of its shareholding in OM from SEK 506 M to SEK 242 M. Thus, the write-off of financial fixed assets amounted to SEK 264 M. The write-off is based on the assumption that the stock market will remain weak for an extended period. If conditions for OM's operations improve and the improvement is expected to last, a revaluation will be made in the future to no more than the original acquisition value, SEK 506 M.

Share of profit/loss of associated companies

The share of profit/loss of associated companies in January-September 2002 amounted to SEK -463 M (-75). The share of SpareBank 1 Gruppen's loss was SEK -413 M (-130). The shared loss was affected by the goodwill write-off in SpareBank 1 Gruppen of SEK 179 M and by operating losses caused primarily

by the declining stock market in Norway. In the third quarter the Parent Company, FöreningsSparbanken AB, wrote down its holding in SpareBank 1 Gruppen A/S by SEK 495 M to the Group's book value. FöreningsSparbanken's shareholding in Marakanda was written down during the quarter from SEK 108 M to 1 krona. The share of Marakanda's loss, including the write-off, amounted to SEK -197 M (-98) during the year.

Tax expense 30 percent

Consolidated profit before tax amounted to SEK 4,949 M (6,329) and the tax expense was SEK 1,474 M (1,718), or an effective tax rate of 30 percent (27). The higher rate was due mainly to the share write-offs, which are not tax-deductable until they have been realized.

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of September 30, 2002 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 694 M (527). The decrease in value of positions in SEK would have been SEK 531 M (349) and positions in foreign currency SEK 163 M (178). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 207 M (158) as of September 30, 2002.

The Group also holds positions in inflation-indexed instruments denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by SEK 33 M (3) as of September 30, 2002, which would affect reported net profit on financial operations.

The comparative figures refer to June 30, 2002.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.9 percent (11.3) on September 30, 2002, of which the primary capital ratio was 7.1 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.6 percentage points (0.7).

The risk-weighted amount for credit risks rose during the period to SEK 531 billion (515). The increase is attributable primarily to higher lending by Spintab and Hansabank.

The risk-weighted amount for market risks declined by SEK 5 billion during the period to approximately SEK 28 billion. The decrease was due mainly to a change in maturity structure and a smaller holding of interest-bearing securities in FI-Holding as well as the lower market value of foreign exchange-related derivatives in Swedbank Markets owing to a stronger Swedish krona.

The comparative figures refer to December 31, 2001.

SPECIFICATION OF CAPITAL ADEQUACY

SEK M	Sep 30 2002	Dec 31 2001	Sep 30 2001
Primary capital	39,423	38,938	37,405
Supplementary capital	26,141	26,813	25,864
Less shares, etc.	– 5,655	– 5,300	– 5,453
Expanded portion of capital base	1,156	1,292	244
CAPITAL BASE	**61,065**	**61,743**	**58,060**
Risk-weighted amount for credit risks	530,980	514,743	523,269
Risk-weighted amount for market risks	28,181	33,054	29,924
TOTAL RISK-WEIGHTED AMOUNT	**559,161**	**547,797**	**553,193**
Capital adequacy ratio, %	10.9	11.3	10.5
Primary capital ratio, %	7.1	7.1	6.8

As of September 30, 2002 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland, and Sparebank 1 Gruppen A/S and First Securities A/S in Norway. The Group's insurance companies are not included.

SALES AND MARKET SHARES

For 2002 FöreningsSparbanken's goal in the Swedish market is to achieve a market share of 20 percent for new sales of select savings products: deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds.

During the first nine months of the year the market share rose to 17 percent, against 15 percent for corresponding period of 2001. For household deposits, an area where FöreningsSparbanken has significantly improved its offering in a number of respects, its market share for new savings was 23 percent in the first half year, compared with 12 percent in the first half of 2001. Its market share for mutual funds and unit-linked insurance was 14 percent and for retail bonds and equity linked bonds 2 percent.

On a cumulative basis for the first nine months, new sales in the savings area amounted to SEK 26.5 billion, an increase of SEK 10.1 billion from the previous year.

BUSINESS AREA DEVELOPMENT

SAVINGS

Customers' total savings in FöreningsSparbanken amounted to SEK 471 billion (526) as of September 30, 2002. Customers' deposits rose to SEK 249 billion (229) or by 9 percent. Deposits in SEK rose by 11 percent to SEK 200 billion (180), while deposits in foreign currency were unchanged at SEK 49 billion (49).

SAVINGS AND INVESTMENTS, THE GROUP SEK billion	Sep 30 2002	Dec 31 2001	Sep 30 2001
Deposits from the public			
Households, SEK	126.0	118.4	119.4
Other, SEK	73.9	61.7	63.3
Households, foreign currency	14.0	14.0	13.3
Of which Hansabank	*13.9*	*13.9*	*13.3*
Other, foreign currency	34.7	35.3	37.1
Of which Hansabank	*17.0*	*16.9*	*16.2*
SUBTOTAL	**248.6**	**229.4**	**233.1**
Discretionary asset management	17.0	21.1	21.1
Fund management	195.3	266.0	238.1
Retail bonds, interest-bearing	2.5	2.4	3.2
Retail bonds, equity linked	5.1	4.6	5.4
Unit-linked insurance	31.9	43.3	38.3
Less unit-linked insurance in Robur funds	– 29.6	– 41.2	– 36.3
TOTAL	**470.8**	**525.6**	**502.9**

LENDING

The Group's lending amounted to SEK 658 billion (640) on September 30, 2002, an increase of SEK 18 billion, of which approximately SEK 16 billion pertains to Swedish operations. Lending by Hansabank and FI-Holding amounted to SEK 99 billion (97).

Loans to private individuals amounted to SEK 296 billion (281), an increase of SEK 15 billion or 5 percent since the beginning of the year. The increase is attributable largely to mortgage lending by Spintab arranged through the Swedish branch office network.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 7.4 billion (9.3) as of September 30, 2002. The large part of the exposure relates to commitments to major, well-known Nordic telecommunications companies.

LENDING, THE GROUP SEK billion	Sep 30 2002	Dec 31 2001	Sep 30 2001
Private individuals	296.3	281.2	277.5
Of which Spintab	*242.1*	*228.2*	*223.9*
Real estate management	136.9	135.5	136.7
Retail, hotels, restaurants	25.7	24.9	24.9
Construction	10.5	11.0	10.6
Manufacturing	50.7	51.4	51.1
Transportation	14.4	14.2	15.5
Forestry and agriculture	30.4	28.1	27.2
Other service businesses	14.0	16.7	14.6
Other business lending, incl. credit institutions	54.2	54.3	55.4
Municipalities *	12.8	13.0	13.3
Other	12.5	9.7	10.0
SUBTOTAL	**658.4**	**640.0**	**636.8**
Repurchase agreements (repos)	45.6	43.5	52.3
TOTAL	**704.0**	**683.5**	**689.1**
Of which Hansabank	*27.7*	*23.9*	*22.2*
Of which FI-Holding	*71.4*	*72.6*	*75.4*

* Not including municipal companies.

PAYMENTS

Cards

As of September 30, 2002 approximately 2.7 million FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of slightly over 140,000 cards or 5 percent since the beginning of the year. The trend toward greater card use is continuing. Compared with the first nine months of 2001 customers' card purchases have risen by 21 percent, while the number of card transactions cleared climbed 28 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through FöreningsSparbanken by Internet. The number of private customers with giro accounts has risen to 2.7 million (2.6), of whom 890,000 (760,000) are Internet-based. The share of Internet-based giro transactions was 38 percent.

e-billing

With e-billing, bills are sent directly to FöreningsSparbanken by Internet, where customers can safely and conveniently approve payment. A total of 108 companies offer the service. Agreements have been signed with another 11 companies that will offer e-billing to their customers. The number of e-bills is rising steadily. During the period 353,000 e-bills were sent, compared with 152,000 during the corresponding period of 2001.

INTERNET BANKING SERVICES

THE GROUP'S INTERNET BANKING SERVICES	Sep 30 2002	Dec 31 2001	Sep 30 2001
Number of customers in Sweden	1,281,000	1,091,000	1,047,000
Of whom private customers	*1,133,000*	*957,000*	*886,000*
Of whom business customers	*101,000*	*88,000*	*81,000*
Of whom telephone bank via the Internet	*47,000*	*46,000*	*80,000*
Number of Baltic customers	647,000	430,000	383,000
TOTAL NUMBER OF CUSTOMERS	**1,928,000**	**1,521,000**	**1,430,000**

More Internet transactions

The number of Internet payments rose to 44 million, against 36 million in January-September 2001. In addition, 29 percent (20) of mutual fund purchases and redemptions within the Group, were made online.

OTHER

Acquisition of HSB Bank strengthens Förenings-Sparbanken's position in Stockholm area

Pending the approval of supervisory authorities, FöreningsSparbanken is acquiring the remaining shares in HSB Bank from HSB Sweden. Prior to the acquisition FöreningsSparbanken owned 9.1 percent of the shares

in HSB Bank, which has around 200,000 private customers, primarily mortgage savings and mortgage lending customers. In addition, a large number of condominium associations are customers of HSB Bank. In 2001 HSB Bank had total assets of SEK 10 billion and shareholders' equity of SEK 505 M. Its profit in 2001 amounted to SEK 48 M. Until further notice there will be no change in HSB Bank's product range. HSB Bank's personnel will be offered employment at FöreningsSparbanken.

Carl Eric Stålberg nominated as new working Chairman

At the Annual General Meeting of FöreningsSparbanken on April 10, 2003 Göran Collert will step down as Chairman. At the same time, at the suggestion of the Nominating Committee he will be appointed Honorary Chairman and will act as advisor to the new Chairman. The Nominating Committee has unanimously chosen Carl Eric Stålberg, First Deputy Chairman of the Bank's Board of Directors, as new working Chairman. Stålberg's nomination has the support of all major shareholders. Carl Eric Stålberg held various positions with Sweden's savings banks during the years 1975-1996, most recently as Chief Financial Officer of Sparbanken Sverige, where he was responsible for its successful initial public offering. Thereafter he has been President and CEO of JM AB (a residential project developer, listed on the Stockholm Stock Exchange), a position which he will leave in November 2002. From year-end up to the Annual General Meeting, Carl Eric Stålberg will act as working First Deputy Chairman in FöreningsSparbanken.

FöreningsSparbanken Privat

The launch of FöreningsSparbanken Privat, management services for customers who need professional advice, continues to develop well. During the year 30 advisory offices have been opened and around 6,000 customers have signed up for the service.

Accounting change

The interim report has been prepared in accordance with recommendation RR 20 of the Swedish Financial Accounting Standards Council and follows the same accounting principles as the most recent annual report. The recommendations that took effect on January 1, 2002 have been taken into account but have not had a significant impact. Reporting has been adapted to the Financial Supervisory Authority's amended valuation and disclosure rules for claims. The amended rules, which apply as of 2002, have not resulted in a significant change in the loan portfolio's valuation. The new disclosure requirements are indicated in Notes 3 and 4. Comparative figures have been restated.

KEY RATIOS FOR THE GROUP	Jan-Sep 2002	Jan-Sep 2001	Full-year 2001
Return on equity, %	10.9	15.5	14.7
Return on total equity, %	0.67	0.87	0.82
Earnings per share *	5.69	7.71	9.86
Earnings per share after dilution **	5.69	7.70	9.85
Equity per share, SEK *	71.01	69.17	71.02
Equity per share after dilution, SEK **	70.98	69.08	70.92
I/C ratio before loan losses	0.62	0.59	0.60
I/C ratio after loan losses	0.69	0.64	0.66
Capital adequacy ratio, %	10.9	10.5	11.3
Primary capital ratio, %	7.1	6.8	7.1
Loan loss ratio, net, %	0.24	0.18	0.21
Share of doubtful claims, %	0.3	0.3	0.3
Provision ratio for doubtful claims, % ***	126	103	103
No. of shares at beginning of period	527,808,843	527,808,843	527,808,843
No. of shares at end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	528,061,272	528,478,806	528,504,316
*** See Note 4			

Operational profit and loss account, the Group*

SEK M	Jan-Sep 2002	Jan-Sep 2001	%	Q3 2002	Q3 2001	%	Full-year 2001
Interest receivable	39,903	42,963	- 7	13,312	14,434	- 8	55,535
Interest payable	- 28,240	- 31,762	- 11	- 9,382	- 10,753	- 13	- 40,519
Net interest income	11,663	11,201	4	3,930	3,681	7	15,016
Dividends received	87	144	- 40	0	11		148
Commissions receivable	5,658	5,789	- 2	1,813	1,926	- 6	7,742
Commissions payable	- 1,333	- 1,203	11	- 444	- 408	9	- 1,670
Net commission income	4,325	4,586	- 6	1,369	1,518	- 10	6,072
Net profit on financial operations	253	962	- 74	183	341	- 46	1,110
Other operating income	883	748	18	267	204	31	1,063
TOTAL INCOME	**17,211**	**17,641**	**- 2**	**5,749**	**5,755**	**- 0**	**23,409**
General administrative expenses							
– Staff costs	- 5,219	- 4,869	7	- 1,704	- 1,661	3	- 6,614
– Other	- 3,933	- 4,422	- 11	- 1,288	- 1,415	- 9	- 5,873
Depreciation and writedown of tangible fixed assets	- 574	- 525	9	- 191	- 188	2	- 714
Amortization of goodwill	- 515	- 510	1	- 159	- 179	- 11	- 693
TOTAL EXPENSES	**- 10,241**	**- 10,326**	**- 1**	**- 3,342**	**- 3,443**	**- 3**	**- 13,894**
PROFIT BEFORE LOAN LOSSES	**6,970**	**7,315**	**- 5**	**2,407**	**2,312**	**4**	**9,515**
Loan losses, net, including change in value of property taken over	- 1,243	- 878	42	- 375	- 233	61	- 1,337
Writedown of financial fixed assets	- 264			- 264			- 10
Share of profit/loss of associated companies	- 463	- 75		- 380	- 77		- 129
OPERATING PROFIT	**5,000**	**6,362**	**- 21**	**1,388**	**2,002**	**- 31**	**8,039**
Settlement of pensions	- 51	- 33	55	- 13	23		- 87
Tax	- 1,474	- 1,718	- 14	- 477	- 552	- 14	- 2,123
Minority interest	- 469	- 543	- 14	- 184	- 209	- 12	- 625
PROFIT FOR THE PERIOD	**3,006**	**4,068**	**- 26**	**714**	**1,264**	**- 44**	**5,204**

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the respective items for insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the legal profit and loss account, insurance operations results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the legal profit and loss account on page 20.

Quarterly profit trend for the Group

SEK M	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001	Q4 2000	Q3 2000
Net interest income *	3,930	3,908	3,825	3,815	3,681	3,724	3,796	3,460	3,496
Net commission income	1,369	1,479	1,477	1,486	1,518	1,549	1,519	1,773	1,670
Net profit on financial operations	183	– 173	243	148	341	397	224	395	451
Other income	267	377	326	319	215	361	316	229	367
TOTAL INCOME	**5,749**	**5,591**	**5,871**	**5,768**	**5,755**	**6,031**	**5,855**	**5,857**	**5,984**
Staff costs	– 1,706	– 1,686	– 1,628	– 1,687	– 1,534	– 1,513	– 1,484	– 1,517	– 1,410
Profit-sharing fund	2	– 77	– 124	– 58	– 127	– 98	– 113	– 684	– 14
Surplus insurance refund from Alecta								26	
Other expenses	– 1,638	– 1,673	– 1,711	– 1,823	– 1,782	– 1,794	– 1,881	– 2,092	– 1,682
TOTAL EXPENSES	**– 3,342**	**– 3,436**	**– 3,463**	**– 3,568**	**– 3,443**	**– 3,405**	**– 3,478**	**– 4,267**	**– 3,106**
PROFIT BEFORE LOAN LOSSES	**2,407**	**2,155**	**2,408**	**2,200**	**2,312**	**2,626**	**2,377**	**1,590**	**2,878**
Loan losses, incl. change in value of property taken over	– 375	– 433	– 435	– 459	– 233	– 295	– 350	– 235	– 240
Writedown of financial fixed assets	– 264			– 10					
Share of profit/loss of associated companies	– 380	– 62	– 21	– 54	– 77	22	– 20	7	36
OPERATING PROFIT	**1,388**	**1,660**	**1,952**	**1,677**	**2,002**	**2,353**	**2,007**	**1,362**	**2,674**
* Of which deposit guarantee fee	– 22	– 21	– 23	– 22	– 23	– 18	– 28	– 138	– 137

PROFIT BY BUSINESS AREA

SEK M January–September	Swedish branch operations 2002	2001	Swedbank Markets 2002	2001	Asset Mgmt. and insurance 2002	2001	International banking operations 2002	2001	Treasury management 2002	2001	Other 2002	2001	Eliminations 2002	2001
Net interest income	8,426	8,337	522	630	61	59	2,277	1,855	478	313	– 115	– 9	14	16
Net commission income	2,249	2,468	439	445	916	1,085	610	499	– 19	– 20	152	180	– 22	– 71
Financial transactions, net	87	126	80	555	1	– 9	134	249	– 26	102	– 25	– 22	2	– 39
Other income	591	400	37	31	22	19	175	173	25	44	2,006	1,960	– 1,886	– 1,735
TOTAL INCOME	**11,353**	**11,331**	**1,078**	**1,661**	**1,000**	**1,154**	**3,196**	**2,776**	**458**	**439**	**2,018**	**2,109**	**– 1,892**	**– 1,829**
Staff costs	– 2,888	– 2,834	– 432	– 421	– 215	– 207	– 748	– 568	– 9	– 10	– 970	– 876	43	47
IT expenses	– 968	– 1,011	– 174	– 200	– 41	– 69	– 109	– 73	– 5	– 1	– 517	– 727	898	978
Other expenses	– 2,520	– 2,449	– 272	– 292	– 362	– 393	– 849	– 750	– 14	– 19	– 1,040	– 1,255	951	804
TOTAL EXPENSES	**– 6,376**	**– 6,294**	**– 878**	**– 913**	**– 618**	**– 669**	**– 1,706**	**– 1,391**	**– 28**	**– 30**	**– 2,527**	**– 2,858**	**1,892**	**1,829**
PROFIT BEFORE LOAN LOSSES	**4,977**	**5,037**	**200**	**748**	**382**	**485**	**1,490**	**1,385**	**430**	**409**	**– 509**	**– 749**		
Loan losses	– 907	– 758	– 62				– 72	– 77			– 202	– 43		
Share of profit/loss of associated companies	– 127	– 12	– 13				– 338	– 82			15	19		
Write-off of financial fixed assets									– 264					
OPERATING PROFIT/LOSS	**3,943**	**4,267**	**125**	**748**	**382**	**485**	**1,080**	**1,226**	**166**	**409**	**– 696**	**– 773**		
Allocated equity	*19,076*	*17,229*	*3,540*	*3,682*	*1,971*	*2,182*	*8,523*	*7,320*	*1,307*	*1,313*	*163*	*325*		
Return on equity, %	19.6	23.7	3.4	19.5	18.6	21.3	5.2	10.5	4.7	30.0				
No. of employees	7,150	7,197	580	595	279	287	6,006	6,251	18	14	1,428	1,471		
C/I ratio	0.56	0.56	0.81	0.55	0.62	0.58	0.53	0.50	0.06	0.07	1.25	1.36		

BUSINESS AREAS' ACCOUNTING PRINCIPLES

Market-based compensation is applied between business areas. All expenses in IT, Support and Group Staffs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Group goodwill, including the effect on profit, financial expense and amortization, is allocated to each respective business area.

The return on equity is based on allocated shareholders' equity for the business areas. The return on equity for the business areas is based on operating profit less estimated tax and minority interests.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations include the Retail operations, i.e. customer responsibility for private individuals, small and medium-size companies, organizations, municipalities and county councils in Sweden, and the Bank's own distribution channels in the form of branches, ATM's, the Swedish telephone and Internet banks, the Lending business area, the Payments business area, Bank deposits, E-business (Firstviewbank in Denmark is included in Other in 2001), partly owned Swedish banks, and the private banking operations in Luxembourg.

The branch network in Sweden is organized in 93 local banks in 7 regions throughout the country. With 537 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 320 branches. The branch network is complemented by 328 in-store banking locations and the agreement with Posten, the Swedish postal service, which gives customers access to certain teller transactions at around 1,200 post offices and through some 2,700 rural mail carriers.

Two million customers have signed up for FöreningsSparbanken by Telephone. Since the start of the year the number of customers using FöreningsSparbanken by Internet has risen by 190,000 to 1.3 million, of whom 1.1 million were private customers, or 26 percent of FöreningsSparbanken's total private customers. 42 percent of business customers in the Swedish operations use FöreningsSparbanken by Internet.

Operating profit in the Swedish branch operations remained stable, amounting to SEK 1,336 M in the third quarter, an increase of SEK 18 M from the second quarter. Deposit and lending volumes continued to develop positively, as did card and payment operations. Income from fund and insurance savings fell again in the last quarter due to the declining stock market. Expenses and loan losses decreased. The share of profit/loss of associated companies was affected negatively by SEK 108 M by the write-off of the shareholding in Marakanda. The return on equity decreased slightly to 19.5 percent in the third quarter.

SWEDISH BRANCH OPERATIONS SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	8,426	8,337	2,857	2,849	2,720	2,786	2,782	2,743
Net commission income	2,249	2,468	698	779	772	828	813	838
Net profit on financial operations	87	126	40	26	21	21	44	39
Other income	591	400	171	190	230	177	129	159
INCOME	**11,353**	**11,331**	**3,766**	**3,844**	**3,743**	**3,812**	**3,768**	**3,779**
Staff costs	- 2,888	- 2,834	- 961	- 982	- 945	- 900	- 934	- 931
IT expenses	- 968	- 1,011	- 311	- 325	- 332	- 347	- 316	- 344
Other expenses	- 2,224	- 2,160	- 707	- 802	- 715	- 880	- 698	- 744
Depreciation/amortization	- 296	- 289	- 98	- 99	- 99	- 95	- 98	- 96
EXPENSES	**- 6,376**	**- 6,294**	**- 2,077**	**- 2,208**	**- 2,091**	**- 2,222**	**- 2,046**	**- 2,115**
PROFIT BEFORE LOAN LOSSES	**4,977**	**5,037**	**1,689**	**1,636**	**1,652**	**1,590**	**1,722**	**1,664**
Loan losses	- 907	- 758	- 250	- 300	- 357	- 292	- 225	- 274
Share of profit/loss of associated companies	- 127	- 12	- 103	- 18	- 6	- 19	4	- 7
OPERATING PROFIT	**3,943**	**4,267**	**1,336**	**1,318**	**1,289**	**1,279**	**1,501**	**1,383**
Tax	- 1,134	- 1,195	- 404	- 369	- 361	- 358	- 420	- 387
Minority interests	- 4	- 4	- 1	- 2	- 1	- 1	- 1	- 1
PROFIT AFTER TAX	**2,805**	**3 068**	**931**	**947**	**927**	**920**	**1 080**	**995**
Allocated equity	19,076	17,229	19,076	19,076	19,076	17,229	17,229	17,229
Return on allocated equity, %	19.6	23.7	19.5	19.9	19.4	21.4	25.1	23.1
No. of full-time positions	7,150	7,191	7,150	7,142	7,117	7,169	7,191	7,282
Risk-weighted volume, SEK bn	329	314	329	327	321	317	314	310
Business volumes, SEK bn								
Lending	516	494	516	511	504	499	494	488
Deposits	216	201	216	213	206	196	201	199
Mutual funds & insurance	135	163	135	156	180	180	163	190
Other investment volume	6	7	6	5	5	5	7	7

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations as well as for large companies and financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

The business area offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such

SWEDBANK MARKETS SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	522	630	165	223	134	227	173	215
Net commission income	439	445	159	148	132	168	136	165
Net profit on financial operations	80	555	59	-169	190	73	108	272
Other income	37	31	11	15	11	- 3	4	- 4
INCOME	**1,078**	**1,661**	**394**	**217**	**467**	**465**	**421**	**648**
Staff costs	- 432	- 421	- 141	- 144	- 147	- 147	- 137	- 149
IT expenses	- 174	- 200	- 57	- 63	- 54	- 57	- 57	- 73
Other expenses	- 256	- 277	- 78	- 91	- 87	- 103	- 85	- 81
Depreciation/amortization	- 16	- 15	- 5	- 6	- 5	- 5	- 5	- 6
EXPENSES	**- 878**	**- 913**	**- 281**	**- 304**	**- 293**	**- 312**	**- 284**	**- 309**
PROFIT BEFORE LOAN LOSSES	**200**	**748**	**113**	**- 87**	**174**	**153**	**137**	**339**
Loan losses	- 62		1	- 63		- 2		
Share of profit/loss of associated companies	- 13		- 1	- 5	- 7	- 5		
OPERATING PROFIT	**125**	**748**	**113**	**- 155**	**167**	**146**	**137**	**339**
Tax	- 35	- 209	- 32	44	- 47	- 41	- 38	- 95
PROFIT AFTER TAX	**90**	**539**	**81**	**- 111**	**120**	**105**	**99**	**244**
Allocated equity	3,540	3,682	3,540	3,540	3,540	3,682	3,682	3,682
Return on allocated equity, %	3.4	19.5	9.2	neg	13.6	11.4	10.8	26.5
No. of full-time positions	580	595	580	581	583	589	595	592
Risk-weighted volume, SEK bn	74	85	74	72	74	76	85	87
Business volumes, SEK bn								
Lending	39	40	39	36	40	40	40	41
Deposits	2	2	2	2	2	2	2	2
Mutual funds & insurance	0	1	0	1	1	1	1	1

as equity linked bonds, through the Group's Swedish branch network, independent savings banks, partly owned banks, FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone.

Swedbank Markets reported an operating profit of SEK 113 M in the third quarter. Equity and corporate finance operations continued to develop weakly due to the stock market's decline. Fixed income and foreign exchange operations developed well during the third quarter.

Operating profit for the year's first nine months amounted to SEK 125 M, or SEK 623 M lower than the corresponding period of 2001. The return on allocated equity fell to 3.4 percent.

Swedbank Markets has initiated a cost savings program with the aim of substantial cost-reductions during 2003.

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises the Savings business area, excluding bank deposits in the Swedish branch operations. This includes the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Operating profit for the third quarter was SEK 87 M, compared with SEK 132 M in the second quarter and SEK 163 M in the first quarter. The decrease in profit for Asset management and insurance is primarily due to the declining stock market, since its earnings are strongly related to the size of its assets under management. The return on allocated equity fell to 12.8 percent.

Fund volumes and flows

Net contributions to Robur's mutual funds during the period January-September totaled SEK 8.2 billion, against SEK 8.5 billion in the corresponding period of 2001. Of the net contributions, SEK 2.8 billion (2.6) was from premium pension investments and SEK 3.1 billion (4.0) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 195 billion (266) on September 30, 2002. The institutional asset management operations managed SEK 30 billion (36) in assets, of which SEK 13 billion (15) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 16 percent (19) for the year's first nine months. Its share of assets under management in the fund market was 29 percent (30) on June 30, 2002.

FUND MANAGEMENT, ROBUR	Sep 30 2002	Dec 31 2001	Sep 30 2001
Assets under management (SEK bn)	195	266	238
Of which Swedish equities, %	*24.4*	*29.4*	*26.8*
Of which Foreign equities, %	*36.5*	*43.6*	*42.9*
Of which Interest-bearing securities, %	*39.1*	*27.0*	*30.3*
Number of customers (thousands)	2,737	2,719	2,698
Unit-linked insurance, Robur Försäkring			
Assets under management (SEK bn)	30.0	41.7	36.7
Of which in Robur funds	*– 29.6*	*– 41.2*	*– 36.3*
Number of policies (thousands)	631	602	592
Discretionary asset management, FöreningsSparbanken Kapitalförvaltning			
Assets under management (SEK bn)	30	36	34
Of which in Robur funds	*13*	*15*	*13*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 5.6 billion (7.0) during the first nine months. Net contributions during the same period totaled SEK 3.0 billion (4.3). As of September 30, 2002

ASSET MANAGEMENT AND INSURANCE SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	61	59	19	20	22	21	19	19
Net commission income	916	1,085	262	312	342	327	332	366
Net profit on financial operations	1	– 9	2	0	– 1	12	1	– 13
Other income	22	19	7	8	7	7	5	7
INCOME	**1,000**	**1,154**	**290**	**340**	**370**	**367**	**357**	**379**
Staff costs	– 215	– 207	– 67	– 75	– 73	– 64	– 73	– 72
IT expenses	– 41	– 69	– 16	– 12	– 13	– 19	– 21	– 18
Other expenses	– 177	– 210	– 59	– 59	– 59	– 66	– 59	– 86
Depreciation/amortization	– 185	– 183	– 61	– 62	– 62	– 64	– 59	– 63
EXPENSES	**– 618**	**– 669**	**– 203**	**– 208**	**– 207**	**– 213**	**– 212**	**– 239**
PROFIT BEFORE LOAN LOSSES	**382**	**485**	**87**	**132**	**163**	**154**	**145**	**140**
OPERATING PROFIT	**382**	**485**	**87**	**132**	**163**	**154**	**145**	**140**
Tax	– 107	– 136	– 24	– 37	– 46	– 43	– 41	– 39
PROFIT AFTER TAX	**275**	**349**	**63**	**95**	**117**	**111**	**104**	**101**
Allocated equity	1,971	2,182	1,971	1,971	1,971	2,182	2,182	2,182
Return on allocated equity, %	18.6	21.3	12.8	19.3	23.7	20.3	19.1	18.5
No. of full-time positions	279	287	279	277	283	284	287	287
Business volumes, SEK bn								
Mutual funds & insurance	195	238	195	226	265	266	238	280
Other investment volume	19	23	19	21	21	23	23	21

assets under management by Robur Försäkring amounted to SEK 30.0 billion (41.7). The decrease, despite the net contributions, was due to the effects of the substantial decline in global stock prices on the value of the investments.

The market share for new unit-linked insurance was 18.3 percent as of June 30, 2002. Robur Försäkring had approximately 631,000 (602,000) policies as of September 30, in addition to around 1 million group life insurance policies.

Asset management results

Robur's asset management operations in Sweden succeeded well relative to market indexes. Its Swedish funds outperformed comparative indexes by 1 percentage-unit for the first nine months of the year. Its public savings funds, which invest in both Sweden and globally, also surpassed their indexes during the period. The highest relative returns were generated by funds that invest in commodities, real estate and the forestry industry.

Funds that invest in both equities and fixed income instruments, Robur's blend funds, have fallen in value by slightly over 20 percent this year. The fixed income investments in these funds have limited the decline. Robur's Swedish fixed income funds have generated a return of between 3 and 6 percent on an annual basis, which is slightly lower than their comparative indexes.

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark and FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen in Norway and Aktia in Finland.

Income rose by SEK 43 M or 4 percent during the third quarter compared with the second quarter. Of the increase, Hansabank accounted for SEK 50 M and FI-Holding for SEK 31 M, while dividend income of SEK 33 M from the Bank's Norwegian holdings was included in the second quarter.

Expenses decreased by SEK 50 M or 8 percent under the third quarter compared with the second quarter. Of the decrease, Hansabank accounted for SEK 41 M and FI-Holding for SEK 12 M.

The share of associated companies' aggregated loss was SEK 235 M higher, resulting in a charge of SEK 280 M during the third quarter, of which SEK - 296 M was from SpareBank 1 Gruppen. On a cumulative basis, the share of SpareBank 1 Gruppen loss this year amounts to SEK - 413 M, or SEK 283 M lower than the corresponding period of 2001.

Operating profit amounted to SEK 263 M in the third quarter, a decrease of SEK 161 M or 38 percent from the second quarter. The return on allocated equity was negative in the third quarter. For Hansabank, however, the return rose to 27.9 percent, while for FI-Holding it rose to 10.5 percent.

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the parent company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the Bank's strategic short- and long-term portfolios, and certain

INTERNATIONAL BANKING OPERATIONS SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	2,277	1,855	791	760	726	783	692	624
Net commission income	610	499	216	206	188	197	206	157
Net profit on financial operations	134	249	58	14	62	18	133	106
Other income	175	173	48	90	37	37	42	67
INCOME	**3,196**	**2,776**	**1,113**	**1,070**	**1,013**	**1,035**	**1,073**	**954**
Staff costs	- 748	- 568	- 240	- 253	- 255	- 275	- 231	- 191
IT expenses	- 109	- 73	- 37	- 38	- 34	- 41	- 25	- 26
Other expenses	- 394	- 329	- 123	- 138	- 133	- 157	- 136	- 104
Depreciation/amortization	- 455	- 421	- 140	- 161	- 154	- 164	- 160	- 135
EXPENSES	**- 1,706**	**- 1,391**	**- 540**	**- 590**	**- 576**	**- 637**	**- 552**	**- 456**
PROFIT BEFORE LOAN LOSSES	**1,490**	**1,385**	**573**	**480**	**437**	**398**	**521**	**498**
Loan losses	- 72	- 77	- 30	- 11	- 31	- 69	- 26	2
Share of profit/loss of associated companies	- 338	- 82	- 280	- 45	- 13	- 30	- 83	21
OPERATING PROFIT	**1,080**	**1,226**	**263**	**424**	**393**	**299**	**412**	**521**
Tax	- 279	- 172	- 130	- 88	- 61	- 36	- 58	- 81
Minority interests	- 471	- 477	- 187	- 147	- 137	- 130	- 177	- 176
PROFIT AFTER TAX	**330**	**577**	**- 54**	**189**	**195**	**133**	**177**	**264**
Allocated equity	8,523	7,320	8,523	8,523	8,523	7,320	7,320	7,320
Return on allocated equity, %	5.2	10.5	neg.	8.9	9.2	7.3	9.7	14.4
No. of full-time positions	6,006	6,251	6,006	6,248	6,322	6,541	6,251	6,107
Risk-weighted volume, SEK bn	148	139	148	148	146	141	139	134
Business volumes, SEK bn								
Lending	99	97	99	96	94	96	97	91
Deposits	31	30	31	31	31	31	30	29

TREASURY MANAGEMENT SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	478	313	107	211	160	74	70	177
Net commission income	– 19	– 20	– 6	– 8	– 5	– 5	– 7	– 7
Net profit on financial operations	– 26	102	16	– 23	– 19	30	85	– 12
Other income	25	44	0	29	– 4	1	3	– 5
INCOME	**458**	**439**	**117**	**209**	**132**	**100**	**151**	**153**
Staff costs	– 9	– 10	– 3	– 3	– 3	– 4	– 3	– 4
IT expenses	– 5	– 1	– 2	– 3	0	0	0	– 1
Other expenses	– 14	– 19	– 4	– 4	– 6	– 7	– 7	– 6
Depreciation/amortization	0	0	0	0	0	0	0	0
EXPENSES	**– 28**	**– 30**	**– 9**	**– 10**	**– 9**	**– 11**	**– 10**	**– 11**
PROFIT BEFORE LOAN LOSSES	**430**	**409**	**108**	**199**	**123**	**89**	**141**	**142**
Write-off of financial fixed assets	– 264		– 264					
OPERATING PROFIT	**166**	**409**	**– 156**	**199**	**123**	**89**	**141**	**142**
Tax	– 120	– 114	– 30	– 56	– 34	– 25	– 39	– 40
PROFIT AFTER TAX	***46***	***295***	***– 186***	***143***	***89***	***64***	***102***	***102***
Allocated equity	1,307	1,313	1,307	1,307	1,307	1,313	1,313	1,313
Return on allocated equity, %	4.7	30.0	neg.	43.8	27.2	19.5	31.1	31.1
No. of full-time positions	18	14	18	16	16	18	14	15
Risk-weighted volume, SEK bn	13	9	13	12	6	7	9	8
Business volumes, SEK bn								
Lending	1	1	1	1	0	1	1	1
Other investment volume	8	8	8	7	7	7	8	8

other shareholdings, e.g. the holdings in Erste Bank, OM Gruppen and HSB Bank.

Treasury management's operating loss amounted to SEK -156 M for the third quarter and includes a charge of SEK 264 M for the write-off of shares in OM.

OTHER

Other comprises income and expenses that do not fall under any of the business areas. This includes IT and computer services for independent savings banks and partly owned banks, Group Staffs, the support organization and FöreningsSparbanken Fastighetsbyrå (real estate brokerage). Included in Other also includes central provisions for loan losses that are not reported by units with responsibility for customers. 2001 also includes costs for the cancelled merger with SEB and the Internet bank Firstviewbank in Denmark.

OTHER SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	– 115	– 9	– 12	– 160	57	– 80	– 63	– 56
Net commission income	152	180	35	71	46	– 1	53	77
Net profit on financial operations	– 25	– 22	6	– 21	– 10	10	0	1
Other income	2,006	1,960	639	659	708	750	568	735
INCOME	**2,018**	**2,109**	**668**	**549**	**801**	**679**	**558**	**757**
Staff costs	– 970	– 876	– 308	– 320	– 342	– 353	– 306	– 268
IT expenses	– 517	– 727	– 177	– 155	– 185	– 176	– 187	– 225
Other expenses	– 903	– 1,128	– 300	– 235	– 368	– 290	– 374	– 380
Depreciation/amortization	– 137	– 127	– 46	– 44	– 47	– 44	– 45	– 41
EXPENSES	**– 2,527**	**– 2,858**	**– 831**	**– 754**	**– 942**	**– 863**	**– 912**	**– 914**
PROFIT BEFORE LOAN LOSSES	**– 509**	**– 749**	**– 163**	**– 205**	**– 141**	**– 184**	**– 354**	**– 157**
Loan losses	– 202	– 43	– 96	– 59	– 47	– 96	18	– 23
Share of profit/loss of associated companies	15	19	4	6	5	– 10	2	8
OPERATING PROFIT	**– 696**	**– 773**	**– 255**	**– 258**	**– 183**	**– 290**	**– 334**	**– 172**
Appropriations	– 51	– 33	– 13	– 22	– 16	– 54	23	– 54
Tax	202	108	144	68	– 10	98	44	– 19
Minority interests	6	– 62	4	4	– 2	49	-31	– 13
PROFIT AFTER TAX	**– 539**	**– 760**	**– 120**	**– 208**	**– 211**	**– 197**	**– 298**	**– 258**
Allocated equity	163	325	163	163	163	325	325	325
Risk-weighted volume, SEK bn	– 5	6	– 5	– 3	– 1	7	6	6
No. of full-time positions	1,428	1,471	1,428	1,447	1,465	1,467	1,471	1,508
Business volumes, SEK bn								
Lending	3	5	3	5	4	4	5	5

ELIMINATIONS SEK M	Jan-Sep 2002	Jan-Sep 2001	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	14	16	3	5	6	4	8	2
Net commission income	– 22	– 71	5	– 29	2	– 28	– 15	– 47
Net profit on financial operations	2	– 39	2	0	0	– 16	– 30	4
Other income	– 1,886	– 1,735	– 609	– 614	– 663	– 650	– 536	– 598
INCOME	**– 1,892**	**– 1,829**	**– 599**	**– 638**	**– 655**	**– 690**	**– 573**	**– 639**
Staff costs	43	47	16	14	13	– 2	23	4
IT expenses	898	978	294	306	298	322	290	334
Other expenses	951	804	289	318	344	370	260	301
EXPENSES	**1,892**	**1,829**	**599**	**638**	**655**	**690**	**573**	**639**
Business volumes, SEK bn								
Mutual funds & insurance	– 135	– 164	– 135	– 157	– 181	– 181	– 164	– 191
Other investment volume	– 6	– 6	– 6	– 5	– 5	– 5	– 6	– 6

Legal profit and loss account, the Group

SEK M	Jan-Sep 2002	Jan-Sep 2001	%	Q3 2002	Q3 2001	%	Full-year 2001
Interest receivable	39,858	42,892	– 7	13,299	14,410	– 8	55,451
Interest payable	– 28,303	– 31,794	– 11	– 9,404	– 10,765	– 13	– 40,574
Net interest income	11,555	11,098	4	3,895	3,645	7	14,877
Dividends received	86	141	– 39	0	11		143
Commissions receivable	5,325	5,388	– 1	1,721	1,799	– 4	7,217
Commissions payable	– 1,250	– 1,114	12	– 421	– 376	12	– 1,552
Net commission income (Note 1)	4,075	4,274	– 5	1,300	1,423	– 9	5,665
Net profit on financial operations (Note 2)	285	1,009	– 72	185	355	– 48	1,129
Other operating income	856	716	20	256	156	64	1,032
TOTAL INCOME	**16,857**	**17,238**	**– 2**	**5,636**	**5,590**	**1**	**22,846**
General administrative expenses							
– Staff costs	– 5,163	– 4,821	7	– 1,688	– 1,650	2	– 6,528
– Other	– 3,870	– 4,361	– 11	– 1,270	– 1,383	– 8	– 5,799
Depreciation and writedown of tangible fixed assets	– 571	– 520	10	– 191	– 186	3	– 705
Amortization of goodwill	– 515	– 510	1	– 159	– 179	– 11	– 692
TOTAL EXPENSES	**– 10,119**	**– 10,212**	**– 1**	**– 3,308**	**– 3,398**	**– 3**	**– 13,724**
PROFIT BEFORE LOAN LOSSES	**6,738**	**7,026**	**– 4**	**2,328**	**2,192**	**6**	**9,122**
Loan losses, net (Note 3)	– 1,243	– 863	44	– 375	– 233	61	– 1,313
Change in value of property taken over	0	– 15		0	0		– 24
Writedown of financial fixed assets	– 264			– 264			– 10
Share of profit/loss of associated companies	– 463	– 75		– 380	– 77		– 129
OPERATING PROFIT IN BANKING OPERATIONS	**4,768**	**6,073**	**– 21**	**1,309**	**1,882**	**– 30**	**7,646**
Operating profit in insurance operations	232	289	– 20	79	120	– 34	393
PROFIT BEFORE APPROPRIATIONS AND TAX	**5,000**	**6,362**	**– 21**	**1,388**	**2,002**	**– 31**	**8,039**
Settlement of pensions	– 51	– 33	55	– 13	23		– 87
Tax	– 1,474	– 1,718	– 14	– 477	– 552	– 14	– 2,123
Minority interest	– 469	– 543	– 14	– 184	– 209	– 12	– 625
PROFIT FOR THE PERIOD	**3,006**	**4,068**	**– 26**	**714**	**1,264**	**– 44**	**5,204**
Earnings per share, SEK *	5.69	7.71	– 26	1.35	2.40	– 44	9.86
Earnings per share after dilution, SEK *	5.69	7.70	– 26	1.35	2.40	– 44	9.85

* See per-share ratios on page 5

Profit and loss account, the Bank

SEK M	Jan-sep 2002	Jan-sep 2001	%	Q3 2002	Q3 2001	%	Full-year 2001
Interest receivable	17,205	17,699	– 3	5,775	5,601	3	22,986
Interest payable	– 11,911	– 12,314	– 3	– 3,988	– 3,883	3	– 15,830
Net interest income	5,294	5,385	– 2	1,787	1,718	4	7,156
Dividends received	251	259	– 3	0	10		4,553
Commissions receivable	3,611	3,726	– 3	1,172	1,219	– 4	4,980
Commissions payable	– 714	– 680	5	– 245	– 226	8	– 918
Net commission income (Note 1)	2,897	3,046	– 5	927	993	– 7	4,062
Net profit on financial operations (Note 2)	75	731	– 90	110	205	– 46	844
Other operating income	826	619	33	245	188	30	908
TOTAL INCOME	**9,343**	**10,040**	**– 7**	**3,069**	**3,114**	**– 1**	**17,523**
General administrative expenses							
– Staff costs	– 4,084	– 3,906	5	– 1,349	– 1,311	3	– 5,223
– Other	– 3,059	– 3,614	– 15	– 1,011	– 1,124	– 10	– 4,756
Depreciation and writedown of tangible fixed assets	– 353	– 331	7	– 120	– 113	6	– 446
Amortization of goodwill	– 76	– 76		– 26	– 26		– 101
TOTAL EXPENSES	**– 7,572**	**– 7,927**	**– 4**	**– 2 506**	**– 2,574**	**– 3**	**– 10,526**
PROFIT BEFORE LOAN LOSSES	**1,771**	**2,113**	**– 16**	**563**	**540**	**4**	**6,997**
Loan losses, net (Note 3)	– 1,183	– 685	73	– 387	– 163		– 1,061
Change in value of property taken over		0					– 2
Writedown of financial fixed assets	– 966	– 120		– 934			-294
PROFIT BEFORE APPROPRIATIONS AND TAX	**– 378**	**1,308**		**– 758**	**377**		**5,640**
Appropriations	– 51	– 33	55	– 13	23		– 1,244
Tax	– 116	– 361	– 68	– 56	– 121		– 1,249
PROFIT FOR THE PERIOD	**– 545**	**914**		**– 827**	**279**		**3,147**

Balance sheet

SEK M	The Group Sep 30 2002	Dec 31 2001	Sep 30 2001	The Bank Sep 30 2002	Dec 31 2001	Sep 30 2001
Loans to the public	685,480	662,236	665,848	209,698	211,473	218,137
Loans to credit institutions	104,825	131,580	150,570	127,009	155,458	173,696
Interest-bearing securities	66,417	64,746	59,809	72,227	63,930	59,497
– Financial fixed assets	*2,195*	*4,191*	*4,190*	*249*	*1,290*	*1,332*
– Financial current assets	*64,222*	*60,555*	*55,619*	*71,978*	*62,640*	*58,165*
Assets in insurance operations	30,938	42,614	38,599			
Other assets	57,514	58,456	70,598	60,692	62,701	65,429
TOTAL ASSETS	**945,174**	**959,632**	**985,424**	**469,626**	**493,562**	**516,759**
Deposits and borrowings from the public	261,470	247,190	263,959	228,030	214,297	231,575
Amounts owed to credit institutions	90,516	122,599	126,693	99,926	116,924	127,319
Debt securities in issue	436,442	420,362	429,186	53,377	72,911	69,201
Liabilities in the insurance operations	31,153	43,198	38,263			
Other liabilities	59,133	57,196	59,798	46,412	41,945	44,137
Subordinated liabilities	28,980	31,604	31,017	20,754	22,910	21,993
Shareholders' equity (Note 5)	37,480	37,483	36,508	21,127	24,575	22,534
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**945,174**	**959,632**	**985,424**	**469,626**	**493,562**	**516,759**
Assets pledged for own liabilities	64,340	73,446	66,042	27,974	73,328	33,707
Other assets pledged	46,773	54,314	79,933	46,769	12,014	79,879
Contingent liabilities	19,278	18,817	18,746	18,516	17,848	18,904
Commitments	2,503,792	3,113,269	3,202,493	2,208,382	2,847,704	2,922,564

NOTE 1, SPECIFICATION OF NET COMMISSION INCOME

January–September SEK M	The Group 2002	2001	The Bank 2002	2001
Payment processing commissions	2,041	1,876	1,603	1,506
Brokerage	215	333	171	271
Asset management	1,618	1,825	944	1,038
Other securities commissions	120	110	118	113
Other commissions receivable	1,331	1,244	775	798
TOTAL COMMISSIONS RECEIVABLE	**5,325**	**5,388**	**3,611**	**3,726**
Payment processing commissions	– 718	– 648	– 613	– 560
Securities commissions	– 109	– 130	– 77	– 94
Other commissions payable	– 423	– 336	– 24	– 26
TOTAL COMMISSIONS PAYABLE	**– 1,250**	**– 1,114**	**– 714**	**– 680**
TOTAL COMMISSIONS, NET	**4,075**	**4,274**	**2,897**	**3,046**

NOTE 2, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–september	The Group		The Bank	
SEK M	**2002**	**2001**	**2002**	**2001**
Capital gains/losses				
Shares/participating interests	– 84	– 205	– 85	– 209
Interest-bearing securities	– 55	184	– 56	169
Other financial instruments	31	10	1	2
TOTAL	**– 108**	**– 11**	**– 140**	**– 38**
Unrealized changes in value				
Shares/participating interests	109	285	139	278
Interest-bearing securities	60	33	– 13	– 22
Other financial instruments	– 81	– 31	0	0
TOTAL	**88**	**287**	**126**	**256**
CHANGE IN EXCHANGE RATES	**305**	**733**	**89**	**513**
TOTAL	**285**	**1,009**	**75**	**731**

NOTE 3, SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–september	The Group		The Bank	
SEK M	**2002**	**2001**	**2002**	**2001**
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	– 920	– 798	– 562	– 409
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	474	349	234	166
The period's provisions for anticipated loan losses	– 627	– 712	– 319	– 279
Recoveries from previous years' established loan losses	436	444	147	155
Recovered provisions for anticipated loan losses	257	285	81	130
THE PERIOD'S NET EXPENSE	**– 380**	**– 432**	**– 419**	**– 237**
Collective provisions for claims assessed individually				
ALLOCATIONS TO COLLECTIVE PROVISIONS	**– 786**	**– 380**	**– 710**	**– 397**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	– 82	– 52	– 56	– 49
Recoveries from previous years' established loan losses	23	13	13	10
Allocations/withdrawals from loan loss reserve	– 12	– 1	– 15	– 6
THE PERIOD'S NET EXPENSE FOR CLAIMS ASSESSED COLLECTIVELY	**– 71**	**– 40**	**– 58**	**– 45**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	– 6	– 11	4	– 6
The period's net loan loss expense	– 1,243	– 863	– 1,183	– 685
Change in the value of property taken over	0	– 15	0	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**– 1,243**	**– 878**	**– 1,183**	**– 685**

NOTE 4: CLAIMS

(Loans to credit institutions and loans to the public)

SEK M	The Group Sep 30 2002	Dec 31 2001	Sep 30 2001	The Bank Sep 30 2002	Dec 31 2001	Sep 30 2001
Accrued acquisition value (before accounting for provisions)	795,311	798,196	820,523	339,516	369,039	393,611
Specific provisions for claims assessed individually	– 1,429	– 1,569	– 1,413	– 846	– 871	– 673
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 199	– 184	– 193	– 107	– 92	– 97
Collective provisions for claims assessed individually	– 3,378	– 2,627	– 2,499	– 1,855	– 1,145	– 1,008
TOTAL PROVISIONS	**– 5,006**	**– 4,380**	**– 4,105**	**– 2,808**	**– 2,108**	**– 1,778**
BOOK VALUE	**790,305**	**793,816**	**816,418**	**336,708**	**366,931**	**391,833**
Book value of doubtful claims (unsettled)	2,349	2,500	2,376	1,320	1,201	1,092
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	709	638	738	219	231	310
Property taken over to protect claims:						
– Buildings and land	12	21	28	1	2	3
– Shares and participating interests	14	15	16	7	7	7
– Other	4	10	5	1	1	1
TOTAL	**30**	**46**	**49**	**9**	**10**	**11**
Doubtful claims as % of total lending						
Total provision ratio for doubtful claims *	0.3	0.3	0.3	0.3	0.3	0.3
Provision ratio for individually identified doubtful claims	126	103	103	124	97	95
Book value of doubtful claims (unsettled)	41	41	40	42	44	41

* Total provision, i.e. including collective provision for claims assessed individually, in relation to book value before provision for individually identified doubtful claims.

NOTE 5: CHANGE IN SHAREHOLDERS' EQUITY

SEK M	The Group Jan-Sep 2002	Full-year 2001	The Bank Jan-Sep 2002	Full-year 2001
Shareholders' equity at beginning of period	37,483	34,954	24,575	24,523
Dividend	– 2,903	– 2,903	– 2,903	– 2,903
Group contribution paid				– 267
Tax reduction due to Group contribution paid				75
Translation differences	– 106	228		
Profit for the period	3,006	5,204	– 545	3,147
SHAREHOLDERS' EQUITY AT END OF PERIOD	**37,480**	**37,483**	**21,127**	**24,575**

WARRANT PROGRAM

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 warrants outstanding carry the right to subscribe for an equal number of shares during a specific period in 2005, as described in detail in the warrant terms and conditions. The option premium was SEK 15 and the subscription price SEK 187. On September 30, 2002 the price of the FöreningsSparbanken share was SEK 92.

DERIVATIVES

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group.

Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF SEPTEMBER 30, 2002

DERIVATIVES WITH POSITIVE FAIR VALUES OR NIL VALUE	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	11,145	9,364	12,554	12,363	1,259	1,657	0	-1
Derivatives not reported on the balance sheet	53		1,486					

DERIVATIVES WITH NEGATIVE FAIR VALUES	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	12,018	10,504	17,572	15,261	727	1,089		
Derivatives not reported on the balance sheet			989					

Statement of cash flows

January–September	The Group		The Bank	
SEK M	2002	2001	2002	2001
Liquid assets at beginning of period *	94,153	72,647	72,828	62,890
Operating activities				
Operating profit	5,000	6,362	– 378	1,308
Adjustments for non-cash items	3,812	– 1,891	8,909	3,791
Taxes	– 1,213	– 2,483	– 603	– 1,984
Decrease/increase in receivables from credit institutions	6,518	– 8,014	8,895	– 13,954
Increase in loans to the public	– 30,623	– 28,115	– 1,820	– 1,340
Increase in holdings of securities classified as current assets	– 3,992	– 280	– 1,690	– 11,640
Increase in deposits and borrowings from the public, including retail bonds	9,685	16,472	6,631	12,621
Decrease/increase in amounts owned to credit institutions	– 19,058	9,148	– 1,838	18,938
Change in other assets and liabilities, net	– 6,866	– 6,411	– 3,875	– 1,362
CASH FLOW FROM OPERATING ACTIVITIES	**– 36,737**	**– 15,212**	**14,231**	**6,378**
Investing activities				
Purchase of fixed assets	– 1,218	– 2,284	– 887	– 967
Sale of fixed assets	903	1,413	111	445
Branch sales	101	50	101	50
CASH FLOW FROM INVESTING ACTIVITIES	**– 214**	**– 821**	**– 675**	**– 472**
Financing activities				
Issuance of interest-bearing securities	117,636	126,502	1,905	3,676
Redemption of interest-bearing securities	– 114,675	– 117,621	– 8,205	– 1,172
Increase/decrease in other funding	23,327	15,487	– 8,034	– 6,526
Dividend paid	– 2,903	– 2,903	– 2,903	– 2,903
CASH FLOW FROM FINANCING ACTIVITIES	**23,385**	**21,465**	**– 17,237**	**– 6,925**
CASH FLOW FOR THE PERIOD	**– 13,566**	**5,432**	**– 3,681**	**– 1,019**
Exchange rate differences in liquid assets	– 364	999		
Acquired liquid assets	0	4,313		
LIQUID ASSETS AT END OF PERIOD *	**80,223**	**83,391**	**69,147**	**61,871**
* of which securities pledged for OM, etc.				
at beginning of period	4,400	8,981	4,400	8,981
at end of period	5,547	8,279	5,547	8,279

RATINGS, SEPTEMBER 2002

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A1	A	P1	Aa3	B	F1	A+	AA-
Spintab	A1	-	P1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P2	Baa1	C	F2	A-	-
FIH	-	-	P1	A1	-	-	-	-

AUDITORS' REVIEW

This interim report has not been reviewed by the Bank's auditors.

Stockholm, October 25, 2002
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

FINANCIAL INFORMATION 2003

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:

Year-end report for 2002	February 14, 2003
Interim report January – March 2003	April 29, 2003
Interim report January – June 2003	August 22, 2003
Interim report January – September 2003	October 24, 2003

The Annual General Meeting will be held in Stockholm on April 10, 2003.

FöreningsSparbanken AB (publ)

Organization No 502017 - 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se

9418 2038 LT Layout/LH Konsult AB/Federativ printing ab, Stockholm, November 2002

Q1 2003

Interim report
January–March 2003

Operating profit rose to SEK 1,983 M

FIRST QUARTER 2003 IN SUMMARY:

- Operating profit rose to SEK 1,983 M (1,952)
- The return on equity was 13.1 percent (13.0)
- Earnings per share amounted to SEK 2.43 (2.34)
- Net interest income rose to SEK 4,033 M (3,825)
- Net commission income amounted to SEK 1,300 M (1,477)
- Net profit on financial operations amounted to SEK 194 M (243)
- Expenses decreased to SEK 3,398 M (3,463)
- Loan losses decreased to SEK 390 M (435).

GROUP PROFIT

The Group's operating profit in the first quarter of 2003 rose to SEK 1,983 M (1,952). Profit before loan losses was unchanged. Loan losses decreased to SEK 390 M, compared with SEK 435 M in the first quarter of 2002. The return on equity was 13.1 percent (13.0), while earnings per share amounted to SEK 2.43 (2.34).

Compared with the fourth quarter of 2002, operating profit rose by SEK 135 M or slightly over 7 percent.

INCOME

The Group's total income during the first quarter declined by SEK 65 M or 1 percent compared with the first quarter of 2002 to SEK 5,806 M (5,871). Net interest income rose by SEK 208 M due to, among other things, higher lending volumes, while net commission income decreased by SEK 177 M, primarily owing to a major slump in the stock market. Net profit on financial operations decreased by SEK 49 M due to lower income from foreign currency operations, among other things. In the first quarter of 2002 other income was affected by a capital gain of SEK 85 M.

Compared with the fourth quarter of 2002, total income was slightly higher. Net interest income was SEK 147 M higher, while net commission income was SEK 139 M lower.

Net interest income

The Group's net interest income amounted to SEK 4,033 M (3,825) during the first quarter. In the Swedish branch operations, net interest income from lending rose by nearly SEK 90 M due to higher margins and by nearly SEK 70 M from higher volume. Lower deposit margins affected net interest income negatively by nearly SEK 90 M, while higher deposits contributed slightly over SEK 10 M. Net interest income in HSB Bank, which is consolidated in the Group as of January 2003 and is reported in the Swedish branch operations, amounted to SEK 46 M. Net interest income in Swedbank Markets improved by slightly over SEK 100 M. In the International banking operations, net interest income rose by slightly over SEK 50 M, mainly through Hansabank's development. Net interest income in other units decreased by SEK 80 M.

Compared with the fourth quarter of 2002, net interest income rose by SEK 147 M. Net interest income from mortgage lending by Spintab continued to develop positively, rising by SEK 55 M. HSB Bank contributed SEK 46 M. Net interest income rose in the International banking operations, but declined for Swedbank Markets.

Dividends received

Dividends received amounted to SEK 10 M (13).

Net commission income

Net commission income was SEK 1,300 M (1,477). Asset management commissions declined by SEK 202 M due to lower stock prices and a higher share of savings in fixed income funds, where commissions are lower. Net commission income from payment services developed positively, rising by SEK 15 M. Brokerage commissions fell by SEK 22 M due to lower stock market volume.

Compared with the fourth quarter of 2002, net commission income decreased by SEK 139 M. The change is mainly due to lower lending- and securities commissions.

Net profit on financial operations

Net profit on financial operations amounted to SEK 194 M (243). Profit from trading in stocks and fixed income securities rose by SEK 41 M, while profit from trading in other

financial instruments declined by SEK 45 M. Income from foreign exchange operations declined by SEK 45 M.

Compared with the fourth quarter of 2002, net profit on financial operations was slightly higher, at SEK 194 M, compared with SEK 188 M.

Other income

Other income amounted to SEK 269 M (313) during the quarter. The first quarter of 2002 included a capital gain from branch sales of SEK 85 M.

EXPENSES

The Group's expenses in the first quarter of 2003 decreased by SEK 65 M or 2 percent to SEK 3,398 M (3,463). Expenses in the Swedish operations decreased by SEK 14 M to SEK 2,878 M. HSB Bank, which is consolidated in the consolidated profit and loss account from January 2003, added expenses of SEK 31 M. Expenses decreased by SEK 71 M in Hansabank and expenses in FI-Holding increased by SEK 20 M compared with the first quarter of 2002.

Compared with the fourth quarter of 2002, expenses decreased by SEK 59 M.

Staff costs

Staff costs amounted to SEK 1,713 M (1,752). In the Swedish operations, staff costs decreased by SEK 11 M and in Hansabank by SEK 33 M. Salary increases in the Swedish operations raised expenses by approximately SEK 40 M, while the allocation to the Kopparmyntet profit-sharing fund decreased by SEK 41 M to SEK 44 M. In Hansabank, profit-sharing expenses amounted to SEK 21 M (29).

The number of employees in the Swedish operations has decreased by slightly over 80 during the quarter. The decrease is an element in a personnel reduction through contractual pensions agreed to by around 400 employees in 2002. The personnel reduction program is expected to reduce staff costs by SEK 100 M in 2003 and SEK 200 M annually starting in 2004.

Change in the number of Group employees in terms of full-time positions	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Total number of employees	15,405	15,468	15,786
Of whom Hansabank	*5,765*	*5,744*	*6,159*

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first quarter, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 576 M (571). The corresponding expense in the Swedish operations was SEK 502 M (501). Harmonization of Swedish IT systems for the country's possible EMU ascension affected expenses by approximately SEK 20 M. For the full-year 2003 the expense for EMU-harmonizing IT systems is estimated at SEK 200 M.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – amounted to SEK 1,685 M (1,711) during the quarter. Goodwill amortization for the first quarter was SEK 154 M (178).

Loan losses and doubtful claims

The loan loss level for the first quarter of 2003 was 0.22 percent (0.25). Loan losses amounted to SEK 390 M (435), of which FI-Holding and Hansabank accounted for SEK 88 M (31). Of the loan losses, SEK 214 M (333) related to collective provisions for individually assessed claims. The Group's doubtful claims, gross, amounted to SEK 3,826 M as of March 31, 2003, compared with SEK 3,600 M on December 31, 2002. Loan loss reserves amounted to SEK 5,080 M on March 31 (4,823 on December 31, 2002). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profit/loss of associated companies

The share of profit/loss of associated companies for the period January-March 2003 amounted to SEK -35 M (-21). The change is primarily due to the loss from SpareBank 1 Gruppen of SEK -71 M (-32), of which SEK -30 M is an adjustment of the reported preliminary loss for 2002. Marakanda, which was divested in early 2003, is included in the amount of SEK -30 M during the first quarter of 2002.

Tax expense 26 percent

Consolidated profit before tax amounted to SEK 1,953 M (1,936) and the tax expense was SEK 504 M (559), or an effective tax rate of 26 percent (29).

INTEREST RATE RISK

An increase in market interest rates of 1 percentage point as of March 31, 2003 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,359 M (735). The decrease in the value of positions in SEK would have been SEK 1,066 M (469) and positions in foreign currency SEK 293 M (266). An interest rate increase of 1 percentage point would have reduced the Group's net profit on financial operations by SEK 288 M (194) as of March 31, 2003. The higher interest rate risk in Swedish kronor has arisen primarily because the Parent Company has decided to position itself to reduce any negative effects on net interest income as a consequence of the Swedish key interest rate being lowered to the European rates in case of a Yes vote in the upcoming referendum.

Comparative figures refer to December 31, 2002.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.8 percent (10.8) on March 31, 2003, of which the primary capital ratio was 6.9 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.6 percentage points (0.5).

The risk-weighted amount for loan risks rose during the quarter to SEK 549 billion (539). The increase is primarily attributable to higher lending by Spintab and Hansabank.

The risk-weighted amount for market risks rose by SEK 5 billion during the period to nearly SEK 31 billion. The change was mainly due to higher interest-rate risks.

Specification of capital adequacy SEK m	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Primary capital	40,030	40,266	38,754
Supplementary capital	26,604	25,103	26,013
Less shares, etc.	- 5,089	- 5,266	-5,223
Expanded portion of capital base	1,082	1,105	1,262
CAPITAL BASE	**62,627**	**61,208**	**60,806**
Risk-weighted amount for credit risks	549,449	539,378	519,460
Risk-weighted amount for market risks	30,865	25,674	26,310
TOTAL RISK-WEIGHTED AMOUNT	**580,314**	**565,052**	**545,770**
Capital adequacy ratio, %	10.8	10.8	11.1
Primary capital ratio, %	6.9	7.1	7.1

As of March 31, 2003 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland, Sparebank 1 Gruppen A/S and First Securities A/S in Norway. The Group's insurance companies are not included.

BUSINESS VOLUMES

SAVINGS AND INVESTMENTS

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 491 billion (488) as of March 31, 2003. Customers' deposits, excluding repurchase agreements (repos), rose to SEK 261 billion (254) or 3 percent. Deposits in SEK rose by 1 percent to SEK 211 billion (208), while deposits in foreign currency rose to SEK 50 billion (46).

Sales and market shares

In 2003 FöreningsSparbanken's objective is to reach a market share of 22 percent in Sweden for new sales of savings products – deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds – excluding sales through partly owned and independent savings banks. Data for the first quarter of 2003 have not yet been published. Definitive figures from SCB (Statistics Sweden) show that the market share for new sales for 2002 was 18.3 percent, against 15.6 percent in 2001. For household deposits, an area where FöreningsSparbanken has significantly improved its offering in a number of respects, its market share for new savings was 23.9 percent, compared with 17.6 percent in 2001.

Savings and investments, the Group SEK billion	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Deposits from the public			
Households, SEK	131.7	129.1	121.6
Other, SEK	79.5	78.5	64.4
Households, foreign currency	15.7	14.9	14.2
Of which Hansabank	*15.6*	*14.8*	*14.0*
Other, foreign currency	34.4	31.2	38.6
Of which Hansabank	*19.0*	*18.0*	*17.2*
SUBTOTAL	**261.3**	**253.7**	**238.8**
Of which HSB Bank	*8.9*	*9.2*	
Discretionary asset management	17.8	17.9	20.2
Fund management	202.6	205.9	265.1
Retail bonds, interest-bearing	2.6	2.6	2.4
Retail bonds, equity linked	5.8	5.5	4.4
Unit-linked insurance	30.2	33.2	42.8
Less unit-linked insurance in Robur funds	- 29.7	- 30.8	- 40.7
TOTAL	**490.6**	**488.0**	**533.0**

LENDING

The Group's lending amounted to SEK 683 billion (673) at the end of the quarter, an increase of SEK 10 billion or 1 percent. Approximately SEK 579 billion (572) pertained to Swedish operations. Lending by Hansabank and FI-Holding amounted to SEK 104 billion (100). Of the increase, SEK 1.2 billion was attributable to changes in exchange rates. Consumer loans amounted to SEK 312 billion (307), up SEK 5 billion or 2 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab arranged through the Swedish branch office network.

Lending, the Group SEK billion	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Private individuals	312.4	306.9	284.8
Of which Spintab	*253.7*	*248.2*	*232.0*
Real estate management	144.6	144.1	134.6
Retail, hotels, restaurants	26.4	25.6	25.1
Construction	10.9	10.5	10.6
Manufacturing	51.9	50.7	50.8
Transportation	14.1	14.3	13.8
Forestry and agriculture	32.1	31.1	28.7
Other service businesses	19.5	18.9	15.3
Other business lending	56.6	56.9	65.1
Municipalities *	14.2	13.7	13.5
TOTAL LENDING TO THE PUBLIC	**682.7**	**672.7**	**642.3**
Credit institutions incl. Nat'l Debt Office	66.1	64.4	61.6
Repurchase agreements (repos)	96.3	65.0	128.9
TOTAL LENDING	**845.1**	**802.1**	**832.8**
Of which lending to the public in:			
Hansabank	*32.0*	*30.3*	*23.9*
FI-Holding	*71.5*	*70.1*	*72.6*
HSB Bank	*8.7*	*8.5*	

* Not including municipal companies.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 5.8 billion (5.8) as of March 31, 2003.

Market shares

FöreningsSparbanken's subsidiary Spintab had a market share in consumer mortgage lending of 35 percent in 2002 (35 percent in 2001), while its market share in mortgage lending to business customers was 22 percent (21 percent in 2001).

PAYMENTS

Cards

As of March 31, 2002 approximately 2.8 million FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of approximately 32,000 cards during the year. The trend toward greater card use is continuing. Compared with the first quarter of the previous year, FöreningsSparbanken's customers' card purchases rose by 24 percent, while the number of card transactions cleared by the bank climbed 24 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers with giro accounts is 2.7 million (2.7), of whom 971,000 (926,000) are Internet-based.

e-billing

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payment. A total of 132 companies offer the service, compared with 115 on December 31, 2002. Agreements have been signed with another 17 companies that will offer e-billing to their customers. The number of e-bills is rising steadily. During the quarter 164,000 e-bills were sent, compared with 103,000 in the first quarter of 2002.

ONLINE BANKING SERVICES

The group's Internet banking services

	Mar 31 2003	Dec 31 2002	Mar 31 2002
No. of Internet customers in Sweden	1,406,000	1,343,000	1,162,000
Of whom private customers	*1,232,000*	*1,188,000*	*1,014,000*
Of whom business customers	*110,000*	*105,000*	*93,000*
Of whom telephone bank via Internet	*64,000*	*50,000*	*55,000*
Number of Baltic customers	909,000	797,000	460,000
TOTAL NO. OF INTERNET CUSTOMERS	**2,315,000**	**2,140,000**	**1,622,000**

More Internet transactions

The number of Internet payments rose to 19.8 million, against 12.5 million in the first quarter of 2002. In total, 32 percent (30) of mutual fund purchases and redemptions within the Group were made online, as were 42 percent (35) of giro transactions.

OTHER

Acquisition of EnterCard and new cooperation agreement with Norway's SpareBank 1 Gruppen

FöreningsSparbanken has reached an agreement to acquire SpareBank 1 Gruppen's 65-percent holding of shares in EnterCard AS for approximately SEK 165 M. EnterCard issues credit and debit cards and administers debit cards for 110 Norwegian banks. It offers around 20 credit and debit cards with different functions and features. EnterCard also has co-branding agreements with such partners as Coop, LO and ANSA. EnterCard supplies its affiliated banks a total of over 200 card products.

The acquisition of EnterCard is part of a new cooperation agreement between FöreningsSparbanken, Sparebank 1 Gruppen and its other part-owners. The agreement replaces a previous one terminated by FöreningsSparbanken in December 2001. The new agreement provides opportunities for greater cooperation in a number of business areas as well as in IT. The aim is to proceed with separate agreements on expanded cooperation in areas other than cards and payment services.

FöreningsSparbanken acquired an additional 5 percent of the shares in FI-Holding

In March 2003 FöreningsSparbanken acquired an additional 5 percent of the shares in FI-Holding, increasing its holding from 69.7 percent to 74.7 percent, when Parnib Deelnemingen B.V. exercised an option to sell 50 percent of its original holding to FöreningsSparbanken. FöreningsSparbanken paid slightly over SEK 460 M for 49,950 shares.

Recruitment of advisors for Stockholm region

During the year FöreningsSparbanken plans to place special emphasis on the Stockholm region. As an element in this effort, over 100 business and personal advisors are being recruited. To complement these substantial recruitments, FöreningsSparbanken is providing internal training in Stockholm to certify its current advisors. The purpose is to strengthen the Bank's position in Stockholm, an important market where it has relatively low market shares than in other parts of Sweden.

Accounting change

The interim report has been prepared in accordance with recommendation RR20 of the Swedish Financial Accounting Standards Council on interim reporting and follows the same accounting principles as the most recent annual report. The recommendations that entered into force on January 1, 2003 have been taken into account but have not had an impact on earnings.

HIGHLIGHTS AFTER MARCH 31, 2003

Annual General Meeting 2003

FöreningsSparbanken's Annual General Meeting in Stockholm on April 10, 2003 approved the proposed dividend of SEK 5.50 per share.

Following the meeting, the Board of Directors consists of twelve members, of whom two are appointed by the employees. Current members Bo Forslund, Ulrika Francke, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Marianne Qvick Stoltz, Carl Eric Stålberg and Lennart Sundén were reelected. Anders Sundström, Chairman of Sparbanken Nord, was elected a new member of the Board. The Board members appointed by the employees were Gith Bengtsson and Monica Hellström, with Per Ekström and Anna-Karin Holst as their alternates.

The Board's statutory meeting immediately following the Annual General Meeting appointed Carl Eric Stålberg as Chairman, Bo Forslund as First Deputy Chairman, Ulrika Francke as Second Deputy Chairman and Birgitta Johansson-Hedberg as President and CEO. Nils-Fredrik Nyblæus was appointed Deputy CEO.

FöreningsSparbanken environmentally certified according to international ISO 14001 standard

FöreningsSparbanken has been environmentally certified according to the international ISO 14001 standard and is the first Nordic stocklisted bank to be certified according to this standard. Environmental certification confirms that the Bank is working in a systematic, structured manner with environmental issues.

Allocation to the profitsharing fund Kopparmyntet for 2002

The allocation to the profitsharing fund Kopparmyntet for 2002 has in April 2003 been finalized to SEK 7 500 per employee.

Key ratios for the group	Jan-Mar 2003	Jan-Mar 2002	Full-year 2002
Return on equity, %	13.1	13.0	11.0
Return on total equity, %	0.80	0.79	0.69
Earnings per share *	2.43	2.34	7.87
Earnings per share after dilution **	2.43	2.34	7.86
Equity per share *, SEK	75.70	73.07	73.13
Equity per share after dilution **, SEK	75.67	73.02	73.11
C/I ratio before loan losses	0.59	0.59	0.63
C/I ratio after loan losses	0.66	0.67	0.70
Capital adequacy ratio, %	10.8	11.1	10.8
Primary capital ratio, %	6.9	7.1	7.1
Loan loss ratio, net, %	0.22	0.25	0.23
Share of doubtful claims, %	0.3	0.3	0.3
Provision ratio for doubtful claims, % ***	133	112	134
No. of shares at beginning and end of year	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the year	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	527,972,274	528,175,205	527,960,453
*** See Note 4			

Operational profit and loss account, the Group*

SEK M	Q1 2003	Q1 2002	%	Full-year 2002
Interest receivable	12,586	12,985	– 3	52,013
Interest payable	– 8,553	– 9,160	– 7	– 36,464
Net interest income	4,033	3,825	5	15,549
Dividends received	10	13	– 23	90
Commissions receivable	1,738	1,903	– 9	7,558
Commissions payable	– 438	– 426	3	– 1,794
Net commission income	1,300	1,477	– 12	5,764
Net profit on financial operations	194	243	– 20	441
Other operating income	269	313	– 14	1,157
TOTAL INCOME	**5,806**	**5,871**	**– 1**	**23,001**
General administrative expenses				
– Staff costs	– 1,713	– 1,752	– 2	– 7,005
– Other	– 1,351	– 1,344	1	– 5,279
Depreciation and write-off of tangible fixed assets	– 180	– 189	– 5	– 751
Amortization of goodwill	– 154	– 178	– 13	– 663
TOTAL EXPENSES	**– 3,398**	**– 3,463**	**– 2**	**– 13,698**
PROFIT BEFORE LOAN LOSSES	**2,408**	**2,408**		**9,303**
Loan losses, net, including change in value of property taken over	– 390	– 435	– 10	– 1,603
Write-off of financial fixed assets				– 264
Share of profit/loss of associated companies	– 35	– 21	67	– 588
OPERATING PROFIT	**1,983**	**1,952**	**2**	**6,848**
Settlement of pensions	– 30	– 16		– 76
Tax	– 504	– 559	– 10	– 1,983
Minority interest	– 164	– 140	17	– 637
PROFIT FOR THE PERIOD	**1,285**	**1,237**	**4**	**4,152**

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations *(consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis* in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss account on pages 13 and 14.

Quarterly profit trend for the Group

SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001	Q1 2001
Net interest income	4,033	3,886	3,930	3,908	3,825	3,815	3,681	3,724	3,796
Net commission income	1,300	1,439	1,369	1,479	1,477	1,486	1,518	1,549	1,519
Net profit on financial operations	194	188	183	– 173	243	148	341	397	224
Other income	279	277	267	377	326	319	215	361	316
TOTAL INCOME	**5,806**	**5,790**	**5,749**	**5,591**	**5,871**	**5,768**	**5,755**	**6,031**	**5,855**
Staff costs	– 1,648	– 1,716	– 1,706	– 1,686	– 1,628	– 1,687	– 1,534	– 1,513	– 1,484
Profit-sharing fund	– 65	– 70	2	– 77	– 124	– 58	– 127	– 98	– 113
Other expenses	– 1,685	– 1,671	– 1,638	– 1,673	– 1,711	– 1,823	– 1,782	– 1,794	– 1,881
TOTAL EXPENSES	**– 3,398**	**– 3,457**	**– 3,342**	**– 3,436**	**– 3,463**	**– 3,568**	**– 3,443**	**– 3,405**	**– 3,478**
PROFIT BEFORE LOAN LOSSES	**2,408**	**2,333**	**2,407**	**2,155**	**2,408**	**2,200**	**2,312**	**2,626**	**2,377**
Loan losses, net incl. change in value of property taken over	– 390	– 360	– 375	– 433	– 435	– 459	– 233	– 295	– 350
Write-off of financial fixed assets			– 264			– 10			
Share of associated companies' profit/loss	– 35	– 125	– 380	– 62	– 21	– 54	– 77	22	– 20
OPERATING PROFIT	**1,983**	**1,848**	**1,388**	**1,660**	**1,952**	**1,677**	**2,002**	**2,353**	**2,007**

BUSINESS AREA REPORT

Profit by business area SEK M January-March	Swedish branch operations 2003	2002	Swedbank Markets 2003	2002	Asset Mgmt. and insurance 2003	2002	International banking operations 2003	2002	Treasury management 2003	2002	Other 2003	2002	Eliminations 2003	2002
Net interest income	2,841	2,720	247	134	23	22	779	726	161	160	– 23	57	5	6
Net commission income	602	772	161	132	271	342	229	188	– 8	– 5	35	46	10	2
Financial transactions, net	27	21	89	190	– 8	– 1	73	62	2	– 19	11	– 10	0	0
Other income	152	230	9	11	15	7	40	37	3	– 4	733	708	– 673	– 663
TOTAL INCOME	**3,622**	**3,743**	**506**	**467**	**301**	**370**	**1,121**	**1,013**	**158**	**132**	**756**	**801**	**– 658**	**– 655**
Staff costs	– 960	– 945	– 150	– 147	– 66	– 73	– 227	– 255	– 4	– 3	– 320	– 342	14	13
IT expenses	– 338	– 332	– 64	– 54	– 18	– 13	– 37	– 34	– 2	0	– 190	– 185	327	298
Other expenses	– 776	– 715	– 79	– 87	– 50	– 59	– 133	– 133	– 6	– 6	– 302	– 368	317	344
Depreciation/amortization	– 104	– 99	– 4	– 5	– 60	– 62	– 127	– 154	0	0	– 39	– 47		
TOTAL EXPENSES	**– 2,178**	**– 2,091**	**– 297**	**– 293**	**– 194**	**– 207**	**– 524**	**– 576**	**– 12**	**– 9**	**– 851**	**– 942**	**658**	**655**
PROFIT BEFORE LOAN LOSSES	**1,444**	**1,652**	**209**	**174**	**107**	**163**	**597**	**437**	**146**	**123**	**– 95**	**– 141**		
Loan losses	– 303	– 357	– 9	0			– 88	– 31			10	– 47		
Share of associated companies' profit/loss	24	– 6	– 8	– 7			– 55	– 13			4	5		
OPERATING PROFIT/LOSS	**1,165**	**1,289**	**192**	**167**	**107**	**163**	**454**	**393**	**146**	**123**	**– 81**	**– 183**		
Return on allocated equity, %	16.4	19.4	16.3	13.6	17.5	23.7	10.1	9.2	36.8	27.2				
C/I ratio	0,60	0,56	0,59	0,63	0,64	0,56	0,47	0,57	0,08	0,07	1,13	1,18		
No. of employees	7,126	7,117	588	583	260	283	5,924	6,322	16	16	1,491	1,465		

BUSINESS AREAS' ACCOUNTING PRINCIPLES

Market-based compensation is applied between business areas. All IT, Support and Group Staff costs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effect on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations include customer responsibility for private customers, small and medium-size businesses, organizations, municipalities and county councils in Sweden as well as the Bank's distribution channels: branches, ATM's, the Swedish telephone and Internet banks, the Lending business area, the Payments business area, Bank deposits, e-business, HSB Bank, partly owned Swedish banks and private banking operations in Luxembourg.

The branch network in Sweden is organized in 91 local banks in seven regions throughout the country. With 535 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 320 branches. The branch network is complemented by 243 in-store banking locations. The agreement with Posten, the Swedish postal service, also gives customers access to certain teller transactions at more than 1,000 post offices.

Approximately two million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen by 63,000 to slightly over 1.4 million, of whom 1.2 million were private customers, or 29 percent of FöreningsSparbanken's total private customers. Forty-five percent of business customers in Sweden use the Internet bank.

Operating profit in the first quarter of 2003 amounted to SEK 1,165 M, a decrease of SEK 50 M or 4 percent from the fourth quarter of 2002. Compared with the first quarter of 2002, operating profit decreased by SEK 124 M or 10 percent.

Increased net interest income in lending and the acquisition of HSB Bank did not compensate for lower mutual fund and insurance commissions and a lower interest margin on deposits, due to which income decreased by SEK 203 from the previous quarter to SEK 3,622 M. Expenses dropped by SEK 181 M to SEK 2,178 M, partly because the expenses for the personnel reduction program were charged against the fourth quarter of 2002.

Loan losses amounted to SEK 303 M in the first quarter of 2003, of which SEK 252 M referred to collective provisions for individually assessed claims.

The share of profit/loss of associated companies was positive, since the e-commerce company Marakanda has been dissolved. The return on allocated equity fell to 16 percent (18 percent in the fourth quarter of 2002).

Swedish branch operations SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	2,841	2,882	2,857	2,849	2,720	2,786	2,782
Net commission income	602	699	698	779	772	828	813
Net profit on financial operations	27	25	40	26	21	21	44
Other income	152	219	171	190	230	177	129
INCOME	**3,622**	**3,825**	**3,766**	**3,844**	**3,743**	**3,812**	**3,768**
Staff costs	– 960	– 1,059	– 961	– 982	– 945	– 900	– 934
IT expenses	– 338	– 342	– 311	– 325	– 332	– 347	– 316
Other expenses	– 776	– 862	– 707	– 802	– 715	– 880	– 698
Depreciation/amortization	– 104	– 96	– 98	– 99	– 99	– 95	– 98
EXPENSES	**– 2,178**	**– 2,359**	**– 2,077**	**– 2,208**	**– 2,091**	**– 2,222**	**– 2,046**
PROFIT BEFORE LOAN LOSSES	**1,444**	**1,466**	**1,689**	**1,636**	**1,652**	**1,590**	**1,722**
Loan losses	– 303	– 232	– 250	– 300	– 357	– 292	– 225
Share of profit/loss of associated companies	24	– 19	– 103	– 18	– 6	– 19	4
OPERATING PROFIT	**1 165**	**1 215**	**1 336**	**1 318**	**1 289**	**1 279**	**1 501**
Tax	-323	– 365	– 404	– 369	– 361	– 358	– 420
Minority interests	-1	0	– 1	– 2	– 1	– 1	– 1
PROFIT AFTER TAX	**841**	**850**	**931**	**947**	**927**	**920**	**1 080**
Allocated equity	20,463	19,076	19,076	19,076	19,076	17,229	17,229
Return on allocated equity, %	16.4	17.8	19.5	19.9	19.4	21.4	25.1
Income items							
Income from external customers	3,488	3,648	3,626	3,612	3,492	3,501	3,546
Income from transactions with other business areas	134	177	140	232	251	311	222
Business volumes, SEK bn							
Lending	541	534	516	511	504	499	494
Deposits	224	219	216	213	206	196	201
Mutual funds and insurance	139	142	135	156	180	180	163
Other investment volume	6	6	6	5	5	5	7
Shares and participations in associated companies, SEK bn	1	1	1	1	1	1	1
Risk-weighted volume, SEK bn	351	346	335	331	325	321	314
Total assets, SEK bn	580	571	546	543	534	535	522
Total liabilities, SEK bn	560	552	527	524	515	518	505
Permanent positions	7,126	7,222	7,150	7,142	7,117	7,169	7,191

Swedbank Markets SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	247	305	165	223	134	227	173
Net commission income	161	195	159	148	132	168	136
Net profit on financial operations	89	52	59	– 169	190	73	108
Other income	9	12	11	15	11	– 3	4
INCOME	**506**	**564**	**394**	**217**	**467**	**465**	**421**
Staff costs	– 150	– 159	– 141	– 144	– 147	– 147	– 137
IT expenses	– 64	– 66	– 57	– 63	– 54	– 57	– 57
Other expenses	– 79	– 102	– 78	– 91	– 87	– 103	– 85
Depreciation/amortization	– 4	– 4	– 5	– 6	– 5	– 5	– 5
EXPENSES	**– 297**	**– 331**	**– 281**	**– 304**	**– 293**	**– 312**	**– 284**
PROFIT BEFORE LOAN LOSSES	**209**	**233**	**113**	**– 87**	**174**	**153**	**137**
Loan losses	-9	– 11	1	– 63	0	– 2	0
Share of profit/loss of associated companies	-8	0	– 1	– 5	– 7	– 5	0
OPERATING PROFIT	**192**	**222**	**113**	**– 155**	**167**	**146**	**137**
Tax	-54	– 62	– 32	44	– 47	– 41	– 38
PROFIT AFTER TAX	**138**	**160**	**81**	**– 111**	**120**	**105**	**99**
Allocated equity	3,384	3,540	3,540	3,540	3,540	3,682	3,682
Return on allocated equity, %	16.3	18.1	9.2	neg.	13.6	11.4	10.8
Income items							
Income from external customers	425	484	326	160	402	391	364
Income from transactions with other business areas	81	80	68	57	65	74	57
Business volumes, SEK bn							
Lending	35	36	39	36	40	39	40
Deposits	2	2	2	2	2	2	2
Mutual funds and insurance	1	1	0	1	1	1	1
Risk-weighted volume, SEK bn	66	59	68	68	70	72	85
Total assets, SEK bn	266	223	229	262	276	233	264
Total liabilities, SEK bn	263	219	225	258	272	229	260
Permanent positions	588	556	580	581	583	589	595

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations as well as for large companies and financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

The business area offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Swedbank Markets' operating profit amounted to SEK 192 M in the first quarter of 2003, a decrease of SEK 30 M or 14 percent from the fourth quarter of 2002. Compared with the first quarter of 2002, profit rose by SEK 25 M or 15 percent.

Market conditions for equity-related operations remain poor. As of 2003 Swedbank Markets has taken over responsibility from the Swedish retail operations for 67 stock brokers at 23 local stock desks, which explains the increase in the number of permanent positions.

The return on allocated equity fell to 16 percent (18 percent in the fourth quarter of 2002).

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises the Savings business area, excluding bank deposits in the Swedish retail operations. This includes the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Operating profit for the first quarter was SEK 107 M, a decrease of SEK 26 M or 20 percent from the fourth quarter of 2002. Compared with the first quarter of 2002, operating profit decreased by SEK 56 M or 34 percent. The decline is primarily due to lower global stock prices, which is leading to lower asset management volumes and lower commission income.

Robur's IT operations have been transferred to FöreningsSparbanken IT, which primarily explains the decrease in the number of permanent positions, from 282 to 260.

The return on allocated equity fell to 17 percent (19 percent in the fourth quarter of 2002).

Fund volumes and flows

Net contributions to Robur's mutual funds during the first quarter of 2003 totaled SEK 5 billion, against SEK 6 billion in the first quarter of 2002. Of net contributions, SEK 3 billion (3) was from premium pension investments and SEK 0.3 billion (1) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 203 billion (206) on March 31, 2003. The change is due to a lower value of fund assets of approximately SEK 8 billion, mainly owing to falling stock prices during the quarter. After net fund contributions of approximately SEK 5 billion, the decrease in fund assets during the period was approximately SEK 3 billion. The institutional asset mana-

Asset management and insurance

SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	23	13	19	20	22	21	19
Net commission income	271	293	262	312	342	327	332
Net profit on financial operations	- 8	10	2	0	- 1	12	1
Other income	15	8	7	8	7	7	5
INCOME	**301**	**324**	**290**	**340**	**370**	**367**	**357**
Staff costs	- 66	- 42	- 67	- 75	- 73	- 64	- 73
IT expenses	- 18	- 22	- 16	- 12	- 13	- 19	- 21
Other expenses	- 50	- 65	- 59	- 59	- 59	- 66	- 59
Depreciation/amortization	- 60	- 62	- 61	- 62	- 62	- 64	- 59
EXPENSES	**- 194**	**- 191**	**- 203**	**- 208**	**- 207**	**- 213**	**- 212**
PROFIT BEFORE LOAN LOSSES	**107**	**133**	**87**	**132**	**163**	**154**	**145**
OPERATING PROFIT	**107**	**133**	**87**	**132**	**163**	**154**	**145**
Tax	- 30	- 37	- 24	- 37	- 46	- 43	- 41
PROFIT AFTER TAX	**77**	**96**	**63**	**95**	**117**	**111**	**104**
Allocated equity	1,759	1,971	1,971	1,971	1,971	2,182	2,182
Return on allocated equity, %	17.5	19.5	12.8	19.3	23.7	20.3	19.1
Income items							
Income from external customers	535	611	586	697	759	738	735
Income from transactions with other business areas	- 234	- 287	- 296	- 357	- 389	- 371	- 378
Business volumes, SEK bn							
Mutual funds and insurance	203	206	195	226	265	266	238
Other investment volume	18	20	19	21	21	23	23
Risk-weighted volume, SEK bn	0	0	0	0	0	0	0
Total assets, SEK bn	35	36	34	40	47	47	42
Total liabilities, SEK bn	33	34	32	38	45	45	40
Permanent positions	260	282	279	277	283	284	287

gement operations managed SEK 32 billion (31), of which SEK 14 billion (13) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 17 percent (18) for the first quarter of 2003. Its share of assets under management in the fund market was 29 percent (30) on December 31, 2002.

Fund management, Robur	Mar 31, 2003	Dec 31, 2002	Mar 31, 2002
Assets under management, SEK bn	203	206	265
Of which:			
Swedish equities, %	*25.3*	*26.1*	*28.9*
Foreign equities, %	*36.0*	*35.0*	*43.0*
Interest-bearing securities, %	*38.7*	*38.9*	*28.1*
Number of customers, thousands	2,742	2,744	2,738
Unit-linked insurance, Robur Försäkring			
Assets under management, SEK bn	30.2	31.3	41.3
Of which in Robur funds	*29.7*	*30.8*	*40.8*
Number of policies, thousands	652	635	620
Discretionary asset management, FöreningsSparbanken Kapitalförvaltning			
Assets under management, SEK bn	32	31	36
Of which in Robur funds	*14*	*13*	*16*

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 1.6 billion (2.4) during the first quarter of 2003. As of March 31, 2003 assets under management by Robur Försäkring amounted to SEK 30.2 billion (31.3). The decrease in assets under management, despite net contributions, was due to the effects of global stock prices on the value of investments.

The market share for new unit-linked insurance was 17.6 percent on December 31, 2002. Robur Försäkring had approximately 652,000 (635,000) policies as of March 31, in addition to around 1 million group life insurance policies.

Asset management results

Robur's asset management operations was improved during the first quarter relative to their indexes. Approximately 80 percent of Robur's equity funds have so far this year outperformed their indexes. Its Swedish funds outperformed comparative indexes by 0.2 percentage points. Public savings funds, which invest in Sweden and globally, generated returns that surpassed their indexes by 0.3 percentage points. The highest relative returns were generated by Europe and Small Cap Europe funds and specialty funds such as Realinvest, Communication, Contura and Finance.

Of Robur's funds that invest in both equities and fixed income instruments – blend funds – half have outperformed their comparative indexes. Robur's Swedish fixed income funds posted returns of between 3.5 and 5.5 percent on an annual basis. Fifteen percent of Robur's fixed income funds have outperformed their comparative indexes. The differences with regard to fixed income funds are small, however. In total, this means that 60 percent of Robur's funds outperformed their indexes during the first quarter of 2003.

International banking operations SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	779	695	791	760	726	783	692
Net commission income	229	256	216	206	188	197	206
Net profit on financial operations	73	107	58	14	62	18	133
Other income	40	44	48	90	37	37	42
INCOME	**1,121**	**1,102**	**1,113**	**1,070**	**1,013**	**1,035**	**1,073**
Staff costs	- 227	- 257	- 240	- 253	- 255	- 275	- 231
IT expenses	- 37	- 39	- 37	- 38	- 34	- 41	- 25
Other expenses	- 133	- 187	- 123	- 138	- 133	- 157	- 136
Depreciation/amortization	- 127	- 122	- 140	- 161	- 154	- 164	- 160
EXPENSES	**- 524**	**- 605**	**- 540**	**- 590**	**- 576**	**- 637**	**- 552**
PROFIT BEFORE LOAN LOSSES	**597**	**497**	**573**	**480**	**437**	**398**	**521**
Loan losses	- 88	- 58	- 30	- 11	- 31	- 69	- 26
Share of profit/loss of associated companies	- 55	- 106	- 280	- 45	- 13	- 30	- 83
OPERATING PROFIT	**454**	**333**	**263**	**424**	**393**	**299**	**412**
Tax	- 67	- 23	- 40	- 88	- 61	- 36	- 58
Minority interests	- 166	- 167	- 187	- 147	- 137	- 130	- 177
PROFIT AFTER TAX	**221**	**143**	**36**	**189**	**195**	**133**	**177**
Allocated equity	8,790	8,523	8,523	8,523	8,523	7,320	7,320
Return on allocated equity, %	10.1	6.7	1.7	8.9	9.2	7.3	9.7
Income items							
Income from external customers	1,121	1,102	1,113	1,070	1,013	1,035	1,073
Business volumes, SEK bn							
Lending	104	100	99	96	94	97	97
Deposits	35	33	31	31	31	31	30
Risk-weighted volume, SEK bn	154	150	146	146	139	141	139
Shares and participations in associated companies, SEK bn	2	2	1	2	2	2	2
Total assets, SEK bn	144	136	131	134	133	137	139
Total liabilities, SEK bn	135	127	122	125	124	130	132
Permanent positions	5,924	5,901	6,006	6,248	6,322	6,541	6,251

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark and FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Operating profit for the International banking operations amounted to SEK 454 M in the first quarter of 2003, an increase of SEK 121 M or 36 percent from the fourth quarter of 2002. Of the profit improvement, SpareBank 1 Gruppen accounted for SEK 92 M, Hansabank for SEK 26 M and Aktia for SEK 12 M, while FI-Holding decreased by SEK 9 M. Compared with the first quarter of 2002, operating profit rose by SEK 61 M or 16 percent. Of the profit improvement, Hansabank accounted for SEK 96 M, while FI-Holdings' profit decreased by SEK 2 M and SpareBank 1 Gruppen's profit decreased by SEK 39 M. Aktias's profit was unchanged.

Income rose by SEK 19 M from the previous quarter to SEK 1,121 M. Expenses declined by SEK 81 M to SEK 524 M. Loan losses rose by SEK 30 M to SEK 88 M.

The return on allocated equity rose to 10 percent (7 percent in the fourth quarter of 2002). For Hansabank, the return was 24 percent (23 percent in the fourth quarter of 2002). For FI-Holding, it was unchanged at 10 percent from the previous quarter.

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the Parent Company, FöreningsSparbanken AB and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the Bank's strategic short- and long-term portfolios, and certain other shareholdings, e.g. in Erste Bank and OM.

Treasury management's operating profit amounted to SEK 146 M in the first quarter of 2003, an increase of SEK 37 M or 34 percent from the fourth quarter of 2002. Compared with the first quarter of the previous year, operating profit rose by SEK 23 M or 19 percent.

OTHER

Other comprises income and expenses that do not fall under any of the business areas. This includes IT, Group Staffs, the support organization, the Group's own insurance company (Sparia) and FöreningsSparbanken Fastighetsbyrå (real estate brokerage). Other also includes central provisions for loan losses that are not reported by units

Treasury management SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	161	132	107	211	160	74	70
Net commission income	– 8	– 7	– 6	– 8	– 5	– 5	– 7
Net profit on financial operations	2	4	16	– 23	– 19	30	85
Other income	3	1	0	29	– 4	1	3
INCOME	**158**	**130**	**117**	**209**	**132**	**100**	**151**
Staff costs	– 4	– 4	– 3	– 3	– 3	– 4	– 3
IT expenses	– 2	– 2	– 2	– 3	0	0	0
Other expenses	– 6	– 15	– 4	– 4	– 6	– 7	– 7
Depreciation/amortization	0	0	0	0	0	0	0
EXPENSES	**– 12**	**– 21**	**– 9**	**– 10**	**– 9**	**– 11**	**– 10**
PROFIT BEFORE LOAN LOSSES	**146**	**109**	**108**	**199**	**123**	**89**	**141**
Write-off of financial fixed assets			– 264				
OPERATING PROFIT	**146**	**109**	**– 156**	**199**	**123**	**89**	**141**
Tax	– 41	– 31	– 30	– 56	– 34	– 25	– 39
PROFIT AFTER TAX	**105**	**78**	**– 186**	**143**	**89**	**64**	**102**
Allocated equity	1,141	1,307	1,307	1,307	1,307	1,313	1,313
Return on allocated equity, %	36.8	23.9	neg.	43.8	27.2	19.5	31.1
Income items							
Income from external customers	159	130	118	210	133	100	152
Income from transactions with other business areas	– 1	0	– 1	– 1	– 1	0	– 1
Business volumes, SEK bn							
Lending	1	1	1	1	0	1	1
Other investment volume	9	8	8	7	7	7	8
Risk-weighted volume, SEK bn	8	7	8	7	5	7	9
Total assets, SEK bn	362	340	348	328	319	311	322
Total liabilities, SEK bn	361	339	347	327	318	310	321
Permanent positions	16	18	18	16	16	18	14

Other SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	– 23	– 143	– 12	– 160	57	– 80	– 63
Net commission income	35	1	35	71	46	– 1	53
Net profit on financial operations	11	-8	6	– 21	– 10	10	0
Other income	733	678	639	659	708	750	568
INCOME	**756**	**528**	**668**	**549**	**801**	**679**	**558**
Staff costs	– 320	– 283	– 308	– 320	– 342	– 353	– 306
IT expenses	– 190	– 160	– 177	– 155	– 185	– 176	– 187
Other expenses	– 302	– 149	– 300	– 235	– 368	– 290	– 374
Depreciation/amortization	– 39	– 41	– 46	– 44	– 47	– 44	– 45
EXPENSES	**– 851**	**– 633**	**– 831**	**– 754**	**– 942**	**– 863**	**– 912**
PROFIT BEFORE LOAN LOSSES	**– 95**	**– 105**	**– 163**	**– 205**	**– 141**	**– 184**	**– 354**
Loan losses	10	– 59	– 96	-59	– 47	– 96	18
Write-off of financial fixed assets						– 10	
Share of profit/loss of associated companies	4	0	4	6	5	0	2
OPERATING PROFIT/LOSS	**– 81**	**– 164**	**– 255**	**– 258**	**– 183**	**– 290**	**– 334**
Appropriations	– 30	– 25	– 13	– 22	– 16	– 54	23
Tax	11	9	53	68	– 10	98	44
Minority interests	3	– 1	4	4	– 2	49	– 31
PROFIT AFTER TAX	**– 97**	**– 181**	**– 211**	**– 208**	**– 211**	**– 197**	**– 298**
Allocated equity	162	163	163	163	163	325	325
Income items							
Income from external customers	142	– 45	97	– 46	185	67	10
Income from transactions with other business areas	614	573	571	595	616	612	548
Business volumes, SEK bn							
Lending	2	2	3	5	4	4	5
Risk-weighted volume, SEK bn	1	3	2	4	6	7	6
Total assets, SEK bn	10	6	7	6	6	7	8
Total liabilities, SEK bn	10	6	7	6	6	7	8
Permanent positions	1,491	1,489	1,428	1,447	1,465	1,467	1,471

with customer responsibility. Costs for the cancelled merger with SEB and the Internet bank Firstviewbank in Denmark are also included in 2001.

Other reported an operating loss of SEK -81 M in the first quarter of 2003, an improvement of SEK 83 M compared with the fourth quarter of 2002. The improvement is mainly due to lower loan losses. Compared with the first quarter of 2002, the profit improvement was SEK 102 M.

Eliminations SEK M	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	5	2	3	5	6	4	8
Net commission income	10	2	5	– 29	2	– 28	– 15
Net profit on financial operations	0	– 2	2	0	0	– 16	– 30
Other income	– 673	– 685	– 609	– 614	– 663	– 650	– 536
INCOME	**– 658**	**– 683**	**– 599**	**– 638**	**– 655**	**– 690**	**– 573**
Staff costs	14	18	16	14	13	– 2	23
IT expenses	327	290	294	306	298	322	290
Other expenses	317	375	289	318	344	370	260
EXPENSES	**658**	**683**	**599**	**638**	**655**	**690**	**573**
Business volumes, SEK bn							
Mutual funds & insurance	– 140	– 143	– 135	– 157	– 181	– 181	– 164
Other investment volume	– 6	– 6	– 6	– 5	– 5	– 5	– 6
Total assets, SEK bn	– 386	– 355	– 350	– 327	– 328	– 310	– 312
Total liabilities, SEK bn	– 386	– 355	– 350	– 327	– 328	– 310	– 312

Legal profit and loss account, the Group

SEK M	Jan-Mar 2003	Jan-Mar 2002	%	Full-year 2002
Interest receivable	12,563	12,970	– 3	51,957
Interest payable	– 8,571	– 9,182	– 7	– 36,547
Net interest income	3,992	3,788	5	15,410
Dividends received	10	13	– 23	89
Commissions receivable	1,650	1,782	– 7	7,108
Commissions payable	– 416	– 396	5	– 1,685
Net commission income (Note 1)	1,234	1,386	– 11	5,423
Net profit on financial operations (Note 2)	203	252	– 19	466
Other operating income	260	303	– 14	1,126
TOTAL INCOME	**5,699**	**5,742**	**– 1**	**22,514**
General administrative expenses				
– Staff costs	– 1,699	– 1,732	– 2	– 6,952
– Other	– 1,329	– 1,318	1	– 5,331
Depreciation and writedown of tangible fixed assets	– 179	– 187	– 4	– 747
Amortization of goodwill	– 154	– 178	– 13	– 663
TOTAL EXPENSES	**– 3,361**	**– 3,415**	**– 2**	**– 13,693**
PROFIT BEFORE LOAN LOSSES	**2,338**	**2,327**	**0**	**8,821**
Loan losses, net (Note 3)	– 383	– 435	– 12	– 1,601
Change in value of property taken over (Note 3)	– 7			– 2
Write-off of financial fixed assets				– 264
Share of profit/loss of associated companies	– 35	– 21	67	– 588
OPERATING PROFIT IN BANKING OPERATIONS	**1,913**	**1,871**	**2**	**6,366**
Operating profit in insurance operations	70	81	– 14	482
PROFIT BEFORE APPROPRIATIONS AND TAX	**1,983**	**1,952**	**2**	**6,848**
Settlement of pensions	– 30	– 16		– 76
Tax	– 504	– 559	– 10	– 1 983
Minority interest	– 164	– 140	17	– 637
PROFIT FOR THE PERIOD	**1,285**	**1,237**	**4**	**4,152**
Earnings per share, SEK **	2.43	2.34		7.87
Earnings per share after dilution, SEK **	2.43	2.34		7.86

* Prepared according to the instructions of the Financial Supervisory Authority.
** See key ratios on page 5 for number of shares.

Profit and loss account, the Bank

SEK M	Jan-Mar 2003	Jan-Mar 2002	%	Full-year 2002
Interest receivable	4,825	5,542	– 13	21,585
Interest payable	– 3,103	– 3,786	– 18	– 14,509
Net interest income	1,722	1,756	– 2	7,076
Dividends received	15	12	25	4,897
Commissions receivable	1,083	1,199	– 10	4,801
Commissions payable	– 224	– 218	3	– 960
Net commission income (Note 1)	859	981	– 12	3,841
Net profit on financial operations (Note 2)	131	160	– 18	144
Other operating income	253	313	– 19	1,082
TOTAL INCOME	**2,980**	**3,222**	**– 8**	**17,040**
General administrative expenses				
– Staff costs	– 1,350	– 1,362	– 1	– 5,505
– Other	– 1,046	– 1,048	0	– 4,224
Depreciation and writedown of tangible fixed assets	– 110	– 116	– 5	– 458
Amortization of goodwill	– 25	– 25		– 101
TOTAL EXPENSES	**– 2,531**	**– 2,551**	**– 1**	**– 10,288**
PROFIT BEFORE LOAN LOSSES	**449**	**671**	**– 33**	**6,752**
Loan losses, net (Note 3)	– 287	– 380	– 24	– 1,509
Change in value of property taken over (Note 3)	– 7			– 1
Write-off of financial fixed assets	– 39	– 17		– 1,082
PROFIT BEFORE APPROPRIATIONS AND TAX	**116**	**274**	**– 58**	**4,160**
Appropriations	– 30	– 16	88	– 237
Tax	– 40	– 81	– 51	– 1,377
PROFIT FOR THE PERIOD	**46**	**177**	**– 74**	**2,546**

Balance sheet

SEK M	The Group Mar 31 2003	Dec 31 2002	Mar 31 2002	The Bank Mar 31 2003	Dec 31 2002	Mar 31 2002
Loans to the public (Note 4)	731,050	703,397	680,191	225,083	209,225	228,315
Loans to credit institutions (Note 4)	114,020	98,662	152,625	142,008	119,369	183,070
Interest-bearing securities	76,425	64,884	53,052	81,604	69,350	53,869
– Financial fixed assets	2,403	2,729	3,140	167	170	309
– Financial current assets	74,022	62,155	49,912	81,437	69,180	53,560
Assets in insurance operations	31,692	32,242	42,525			
Other assets	58,255	58,318	58,686	67,318	71,815	61,605
TOTAL ASSETS	**1,011,442**	**957,503**	**987,079**	**516,013**	**469,759**	**526,859**
Deposits and borrowings from the public	276,511	263,419	268,054	229,482	219,009	235,741
Amounts owed to credit institutions	116,480	102,814	127,255	129,908	103,222	128,581
Debt securities in issue	447,330	420,254	418,129	58,598	45,064	68,773
Liabilities in the insurance operations	31,905	32,243	43,206			
Other liabilities	69,645	72,516	62,070	51,106	56,702	46,743
Subordinated liabilities	29,617	27,655	29,800	22,685	21,574	22,270
Shareholders' equity (Note 5)	39,954	38,602	38,565	24,234	24,188	24,751
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**1,011,442**	**957,503**	**987,079**	**516,013**	**469,759**	**526,859**
Assets pledged for own liabilities	63,690	103,000	69,737	27,443	71,208	27,862
Other assets pledged	52,338	8,903	71,923	52,178	8,799	71,819
Contingent liabilities	28,412	21,525	20,133	20,623	19,700	18,869
Commitments	2,406,795	2,441,055	2,902,472	2,132,952	2,173,974	2,632,131

Change in shareholders' equity

SEK M	The Group Restricted equity	Non-restricted equity	Total shareholders' equity	The Bank Restricted equity	Non-restricted equity	Total shareholders' equity
OPENING BALANCE JAN 1, 2002	**27,911**	**9,572**	**37,483**	**17,845**	**6,730**	**24,575**
Transfers between restricted and non-restricted equity	1,323	– 1,323		639	– 639	
Dividend		– 2,903	– 2,903		– 2,903	– 2,903
Group contribution					– 42	– 42
Tax reduction due to Group contribution paid					12	12
Translation difference		– 130	– 130			
Profit for the period		4,152	4,152		2,546	2,546
CLOSING BALANCE DEC 31, 2002 (NOTE 5)	***29,234***	***9,368***	***38,602***	***18,484***	***5,704***	***24,188***
Transfers between restricted and non-restricted equity	– 602	602		– 398	398	
Translation difference		67	67			
Profit for the period		1,285	1,285		46	46
CLOSING BALANCE MAR 31, 2002 (NOTE 5)	**28,632**	**11,322**	**39,954**	**18,086**	**6,148**	**24,234**

Statement of cash flows

Januari–March	The Group		The Bank	
SEK M	2003	2002	2003	2002
Liquid assets at beginning of period *	58,569	94,153	47,087	72,828
Operating activities				
Operating profit	1,983	1,952	116	274
Adjustments for non-cash items	2,980	3,380	5,107	1,500
Taxes	– 247	230	– 297	269
Decrease/increase in receivables from credit institutions	5,008	7,583	– 7,579	1,948
Increase in loans to the public	– 12,047	– 13,394	– 1,343	– 8,246
Decrease/increase in holdings of securities classified as current assets	– 6,858	514	– 8,182	6,506
Decrease/increase in deposits and borrowings from the public, including retail bonds	3,239	18,202	961	17,438
Increase in amounts owned to credit institutions	14,622	297	28,281	6,620
Change in other assets and liabilities, net	– 7,432	– 5,170	– 6,058	– 1,658
CASH FLOW FROM OPERATING ACTIVITIES	**1,248**	**13,594**	**11,006**	**24,651**
Investing activities				
Purchase of fixed assets	– 864	– 641	– 2,002	– 483
Sale of fixed assets	108	101	5	4
CASH FLOW FROM INVESTING ACTIVITIES	**– 756**	**– 540**	**– 1 997**	**– 479**
Financing activities				
Issuance of interest-bearing securities	50,208	48,085	7 683	962
Redemption of interest-bearing securities	– 33,608	– 52,205	– 6,128	– 6,662
Increase in other funding	17,051	2,801	19,068	1,069
CASH FLOW FROM FINANCING ACTIVITIES	**33,651**	**– 1,319**	**20,623**	**– 4,631**
CASH FLOW FOR THE PERIOD	**34,143**	**11,735**	**29,632**	**19,541**
Exchange rate differences in liquid assets	189	– 549		
Liquid assets at end of period *	92,901	105,339	76,719	92,369
* of which securities pledged for OM, etc.				
at beginning of period	4,800	4,400	4,800	4,400
at end of period	780	7,455	780	7,455

NOTE 1, SPECIFICATION OF NET COMMISSION INCOME

January–March	The Group		The Bank	
SEK M	2003	2002	2003	2002
Payment processing commissions	668	643	521	507
Brokerage	64	86	51	65
Asset management	443	607	234	351
Other securities commissions	46	27	41	27
Other commissions receivable	429	419	236	249
TOTAL COMMISSIONS RECEIVABLE	**1,650**	**1,782**	**1,083**	**1,199**
Payment processing commissions	– 229	– 218	– 196	– 185
Securities commissions	– 30	– 36	– 19	– 24
Other commissions payable	– 157	– 142	– 9	– 9
TOTAL COMMISSIONS PAYABLE	**– 416**	**– 396**	**– 224**	**– 218**
TOTAL COMMISSIONS, NET	**1,234**	**1,386**	**859**	**981**

NOTE 2, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–March	The Group		The Bank	
SEK M	2003	2002	2003	2002
Capital gains/losses				
Shares/participating interests	– 32	11	– 33	7
Interest-bearing securities	123	13	130	21
Other financial instruments	– 3	– 19	0	0
TOTAL	**88**	**5**	**97**	**28**
Unrealized changes in value				
Shares/participating interests	74	8	68	8
Interest-bearing securities	– 105	– 12	– 145	10
Other financial instruments	– 25	35	0	0
TOTAL	**– 56**	**31**	**– 77**	**18**
CHANGE IN EXCHANGE RATES	**171**	**216**	**111**	**114**
TOTAL	**203**	**252**	**131**	**160**

NOTE 3, SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–March	The Group		The Bank	
SEK M	2003	2002	2003	2002
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	– 257	– 259	– 172	– 151
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	182	168	131	89
The period's provisions for anticipated loan losses	– 327	– 205	– 81	– 72
Recoveries from previous years' established loan losses	138	124	48	25
Recovered provisions for anticipated loan losses	118	95	17	35
THE PERIOD'S NET EXPENSE	**– 146**	**– 77**	**– 57**	**– 74**
Collective provisions for individually assessed claims				
ALLOCATIONS TO COLLECTIVE PROVISIONS	**– 214**	**– 333**	**– 212**	**– 292**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	– 26	– 24	– 17	– 16
Recoveries from previous years' established loan losses	3	8	1	3
Allocations/withdrawals from loan loss reserve	1	– 4	– 4	– 2
THE PERIOD'S NET EXPENSE FOR COLLECTIVELY ASSESSED CLAIMS	**– 22**	**– 20**	**– 20**	**– 15**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**– 1**	**– 5**	**2**	**1**
THE PERIOD'S NET LOAN LOSS EXPENSE	**– 383**	**– 435**	**– 287**	**– 380**
Change in the value of property taken over	– 7	0	– 7	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**– 390**	**– 435**	**– 294**	**– 380**

NOTE 4, CLAIMS

(Loans to credit institutions and loans to the public)

SEK M	The Group 31 Mar, 2003	31 Dec, 2002	31 Mar, 2002	The Bank 31 Mar, 2003	31 Dec, 2002	31 Mar, 2002
Accrued acquisition value (before accounting for provisions)	850,150	806,882	837,398	369,935	331,292	413,729
Specific provisions for individually assessed claims	– 1,284	– 1,259	– 1,491	– 626	– 696	– 813
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 202	– 199	– 187	– 106	– 102	– 94
Collective provisions for individually assessed claims	– 3,594	– 3,365	– 2,904	– 2,112	– 1,900	– 1,437
TOTAL PROVISIONS	**– 5,080**	**– 4,823**	**– 4,582**	**– 2,844**	**– 2,698**	**– 2,344**
BOOK VALUE	**845,070**	**802,059**	**832,816**	**367,091**	**328,594**	**411,385**
Book value of doubtful claims	2,340	2,142	2,403	1,156	1,057	1,105
Book value of unsettled claims not included in doubtful claims and for which accrued interest is entered as income	590	599	678	183	186	213
Property taken over to protect claims						
– Buildings and land	12	13	13	1	1	2
– Shares and participating interests	14	13	14	9	7	7
– Other	2	2	8	0	0	1
TOTAL	**28**	**28**	**35**	**10**	**8**	**10**
Doubtful claims as percent of total lending	0,3	0,3	0,3	0,3	0,3	0,3
*Total provision ratio for doubtful claims **	133	134	112	151	145	117
Provision ratio for individually identified doubtful claims	39	40	41	39	43	45

* Total provision, i.e. including collective provision for individually assessed claims, in relation to book value before provision for individually identified doubtful claims.

LOAN RECEIVABLES

Sector/Industry

SEK M	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogenius groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims	Book value of unsettled claims for which accrued interest has been entered as income
Consumers	312,762	65	131	202	312,364	182	229
Real estate management	145,290	344	349		144,597	513	138
Retail, hotels, restaurants	27,082	176	529		26,377	438	22
Construction	10,987	18	93		10,876	37	5
Manufacturing	53,324	283	1,112		51,929	469	100
Transportation	14,392	23	219		14,150	166	1
Forestry and agriculture	32,156	36	56		32,064	53	27
Other service businesses	20,014	44	415		19,555	222	46
Other business lending	57,573	271	690		56,612	260	22
Municipalities	14,165				14,165		
LENDING	**687,745**	**1,260**	**3,594**	**202**	**682,689**	**2,340**	**590**
Credit institutions incl. Nat'l Debt Office	66,158	24			66,134		
Repurchase agreements – credit institutions incl. Nat'l Debt Office	59,590				59,590		
Repurchase agreements – public	36,657				36,657		
TOTAL LENDING TO CREDIT INSTITUTIONS AND THE PUBLIC	**850,150**	**1,284**	**3,594**	**202**	**845,070**	**2,340**	**590**

WARRANT PROGRAM

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On March 31, 2003 the price of the FöreningsSparbanken share was SEK 98 and the warrant SEK 2.

DERIVATIVES

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF MARCH 31, 2003

Derivatives with positive fair values or nil value	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	13,918	11,372	10,087	8,427	806	1,163	0	1
Derivatives not reported on the balance sheet	137		51					

Derivatives with negative fair values	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	16,589	14,643	14,900	11,227	954	1,297		
Derivatives not reported on the balance sheet	34		606					

RATINGS, MARCH 2003

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F2	A-	-
FIH	-	-	P-1	A1	-	-	-	-

*Bank financial strength rating

AUDITORS' REVIEW

This interim report has not been reviewed by the Bank's auditors.

Stockholm, April 29, 2003
FöreningsSparbanken AB (publ)



Birgitta Johansson-Hedberg
President and Chief Executive Officer

FINANCIAL INFORMATION 2003

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:

Interim report January – June 2003	August 22, 2003
Interim report January – September 2003	October 24, 2003

FöreningsSparbanken AB (publ)

Organization No 502017-7753

The Company has its registered office in Stockholm

Visiting address: Brunkebergstorg 8

Postal address: S-105 34 Stockholm

Telephone: +46-8-5859 00 00

Fax: +46-8-796 80 92

www.foreningssparbanken.se

9418 3013 LT Layout/Lars Höglund Konsult AB/Federativ printing ab, Stockholm, April 2003

Interim report

January–June 2003

Operating profit rose by 25 percent to SEK 4,529 M

FIRST HALF OF 2003 IN SUMMARY

- Operating profit rose by 25 percent to SEK 4,529 M (3,612)
- Profit after tax increased by 30 percent to SEK 2,983 M (2,292)
- The return on equity rose to 15.3 percent (12.2)
- Earnings per share increased to SEK 5.65 (4.34)
- Total income rose by 7 percent to SEK 12,254 M (11,462)
- Net interest income rose by 3 percent to SEK 7,991 M (7,733)
- Net commission income decreased by 9 percent to SEK 2,701 M (2,956)
- Net profit on financial operations rose to SEK 412 M (70)
- Expenses decreased by 1 percent to SEK 6,807 M (6,899)
- Loan losses decreased by 23 percent to SEK 672 M (868)
- The capital gain on the sale of the shares in Erste Bank amounted to SEK 489 M
- The shareholding in SpareBank 1 Gruppen was written down by SEK 311 M.

GROUP PROFIT

The Group's operating profit for the first half of 2003 rose to SEK 4,529 M (3,612). Income rose to SEK 12,254 M (11,462), while expenses decreased to SEK 6,807 M (6,899). Loan losses decreased to SEK 672 M, compared with SEK 868 M in the first half of 2002. Profit for the period was affected by a capital gain of SEK 489 M on the sale of the shares in Erste Bank and by the writedown of the shareholding in SpareBank 1 Gruppen by SEK 311 M. The return on equity rose to 15.3 percent (12.2), while earnings per share rose to SEK 5.65 (4.34).

Operating profit in the second quarter of the year rose by SEK 563 M compared with the first quarter, to SEK 2,546 M (1,983). The Group's profit trend in recent quarters is shown on page 6.

INCOME

The Group's income rose by SEK 792 M or 7 percent compared with the first half of 2002 to SEK 12,254 M (11,462). Excluding the capital gain on the sale of the shares in Erste Bank, the income increase was SEK 303 M or 3 percent. Net interest income rose by SEK 258 M, partly due to higher lending volumes, while net commission income decreased by SEK 255 M. Net profit on financial operations rose by SEK 342 M primarily due to higher income from fixed income and foreign exchange operations.

Total income during the second quarter increased by SEK 642 M or by 11 percent to SEK 6 448 M compared with the first quarter. Excluding the capital gain, the increase was SEK 153 M or 3 percent.

Net interest income

The Group's net interest income amounted to SEK 7,991 M (7,733) during the first half-year. In the Swedish retail operations, net interest income from lending rose by approximately SEK 300 M due to higher volumes and margins. Lower deposit margins affected net interest income negatively by approximately SEK 300 M, while higher deposit volumes added slightly over SEK 100 M. Net interest income in Swedbank Markets improved by SEK 89 M. In the International banking operations, net interest income rose by SEK 36 M, mainly through Hansabank's volume growth.

Net interest income in the second quarter was slightly lower than the first quarter. Net interest income from Spintab's mortgage lending continued to develop positively, while net interest income from FI-Holding declined.

Dividends received

Dividends received amounted to SEK 99 M (87).

Net commission income

Net commission income amounted to SEK 2,701 M (2,956). Net commission income from payment services developed positively, rising by SEK 49 M. Asset management commissions declined by SEK 322 M due to lower stock prices and a higher share of savings in fixed income funds, where commissions are lower. Brokerage commissions fell by SEK 22 M due to lower stock market volume.

Net commission income rose by SEK 101 M during the second quarter of 2003 compared with the first quarter, to SEK 1,401 M (1,300). The increase is mainly due to higher lending, securities and payment processing commissions.

Net profit on financial operations

Net profit on financial operations amounted to SEK 412 M (70). Profit from trading in stocks and fixed income securities rose by SEK 275 M, while profit from trading in other financial instruments declined by SEK 104 M. Income from foreign exchange operations rose by SEK 171 M.

Net profit on financial operations rose by SEK 24 M during the second quarter of 2003 compared with the first quarter.

Other income

Other income amounted to SEK 1,051 M (616) during the first half-year. Income was affected by a capital gain of SEK 489 M from the sale of the shareholding in Erste Bank in June 2003. The first half of 2002 included a capital gain of SEK 85 M from branch sales.

EXPENSES

The Group's expenses in the first half of 2003 decreased by SEK 92 M or 1 percent to SEK 6,807 M (6,899). Expenses in the Swedish operations remained largely unchanged despite that the acquisition of HSB Bank resulted in an increase of SEK 60 M. In the International banking operations, expenses decreased by approximately SEK 100 M compared with the first half of 2002 mainly due to continued rationalizations in Lithuania.

Expenses during the second quarter of 2003 remained largely at the same level as the first quarter.

Staff costs

Staff costs amounted to SEK 3,399 M (3,515). Costs decreased by SEK 72 M in the Swedish operations and by SEK 50 M in Hansabank. Payroll expenses rose by SEK 60 M in the Swedish operations, mainly due to contractual wage increases, while the allocation to the Kopparmyntet profit-sharing fund decreased by SEK 77 M to SEK 59 M. In Hansabank, profit-sharing expenses amounted to SEK 43 M (65).

The number of employees in the Swedish operations has decreased by slightly over 140 during the year. The decrease is part of a personnel reduction through contractual pensions agreed to by around 400 employees in 2002. The personnel reduction program is expected to reduce staff costs by SEK 100 M in 2003 and by SEK 200 M annually starting in 2004.

Change in the number of Group employees in terms of full-time positions

	Jun 30 2003	Dec 31 2002	Jun 30 2002
Total number of employees	15,350	15,468	15,711
Of whom Hansabank	*5,762*	*5,744*	*6,083*

IT expenses

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the first half of 2003, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,157 M (1,093). The corresponding expense in the Swedish operations was SEK 1,011 M (948). Harmonization of Swedish IT systems for the country's possible EMU ascension affected expenses by approximately SEK 50 M. For the full-year 2003 the expense for EMU-harmonizing IT systems is estimated at SEK 200 M.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – amounted to SEK 3,408 M (3,384) during the first half-year. Goodwill amortization, excluding holdings in associated companies, amounted to SEK 307 M (356).

Loan losses and doubtful claims

The loan loss level for the first half of 2003 was 0.19 percent (0.25). Loan losses amounted to SEK 672 M (868), of which FI-Holding and Hansabank accounted for SEK 185 M (42). Of the loan losses, SEK 233 M (567) related to collective provisions for individually assessed claims. The Group's doubtful claims, gross, amounted to SEK 3,650 M as of June 30, 2003, compared with SEK 3,600 M on December 31, 2002. Loan loss reserves amounted to SEK 5,056 M (4,823). A specification of loan losses and claims is provided in notes 3 and 4.

Share of profit/loss of associated companies

The share of profits and losses of associated companies amounted to SEK -246 M (-83). The change is primarily due to the increase in the share of SpareBank 1 Gruppen's loss, SEK -383 M (-117), which was affected by a goodwill writedown of SEK -311 M based on estimated future cash flows. Following the writedown, the book value of FöreningsSparbanken's shareholding in SpareBank 1 Gruppen, SEK 506 M, corresponds to the Bank's share of SpareBank 1 Gruppen's shareholders' equity.

Marakanda, which was divested in early 2003, is included in the amount of SEK -60 M during the first half of 2002.

Tax expense 26 percent

Consolidated profit before tax amounted to SEK 4,479 M (3,574) and the tax expense was SEK 1,186 M (997), or an effective tax rate of 26 percent (28). The lower tax rate for the period is mainly due to previously not utilized tax loss carryforwards for Marakanda.

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of June 30, 2003 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,873 M (735). The decrease in the value of positions in SEK would have been SEK 1,540 M (469) and positions in foreign currency SEK 333 M (266). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 316 M (194) as of June 30, 2003. The higher interest rate risk in Swedish kronor has arisen primarily because the Bank has decided in view of the upcoming EMU referendum to position itself in order to reduce the negative effects on net interest income that

would occur if Sweden's repo rate was reduced to the level of the ECB's were Sweden to join EMU. Comparative figures refer to December 31, 2002.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.2 percent (10.8) on June 30, 2003, of which the primary capital ratio was 7.2 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.6 percentage points (0.5).

The risk-weighted amount for loan risks rose during the period to SEK 552 billion (539). The increase is primarily attributable to higher lending by Spintab and Hansabank.

The risk-weighted amount for market risks rose by SEK 5 billion during the period to nearly SEK 31 billion. The change was mainly due to higher interest-rate risks.

Specification of capital adequacy

SEK m	Jun 30 2003	Dec 31 2002	Jun 30 2002
Primary capital	41,666	40,266	39,224
Supplementary capital	27,246	25,103	25,675
Less shares, etc.	– 4,965	– 5,266	– 5,365
Expanded portion of capital base	1,030	1,105	1,144
CAPITAL BASE	**64,977**	**61,208**	**60,678**
Risk-weighted amount for credit risks	551,780	539,379	528,038
Risk-weighted amount for market risks	30,856	25,674	29,052
TOTAL RISK-WEIGHTED AMOUNT	**582,636**	**565,053**	**557,090**
Capital adequacy ratio, %	11.2	10.8	10.9
Primary capital ratio, %	7.2	7.1	7.0

* Including profit for the period after deducting the estimated dividend.

As of June 30, 2003 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland, Sparebank 1 Gruppen A/S and First Securities A/S in Norway. The Group's insurance companies are not included.

BUSINESS VOLUMES

SAVINGS AND INVESTMENTS

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 520 billion (488) as of June 30, 2003. Customers' deposits, excluding repurchase agreements (repos), rose to SEK 263 billion (254) or by 4 percent. Deposits in SEK rose by 3 percent to SEK 214 billion (208), while deposits in foreign currency rose to SEK 49 billion (46).

Sales and market shares

In 2003 FöreningsSparbanken's objective is to reach a market share of 22 percent in Sweden for new sales of savings products – deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds – excluding sales through partly owned and independent savings banks. For the first half of 2003 this market share was 18.2 percent, compared with 18.3 percent for the full-year 2002. For household deposits, the market share for new savings was 19.7 percent, against 23.9 percent for the full-year 2002.

Savings and investments, the Group

SEK billion	Jun 30 2003	Dec 31 2002	Jun 30 2002
Deposits from the public			
Households, SEK	135.6	129.1	123.8
Other, SEK	78.0	78.5	75.6
Households, foreign currency	15.9	14.9	14.1
of which Hansabank	*15.7*	*14.8*	*14.0*
Other, foreign currency	33.3	31.2	33.7
of which Hansabank	*19.2*	*18.0*	*17.2*
SUBTOTAL	**262.8**	**253.7**	**247.2**
of which HSB Bank	*8.9*	*9.2*	
Discretionary asset management	23.0	17.9	18.5
Fund management	223.9	205.9	226.4
Retail bonds, interest-bearing	2.8	2.6	2.5
Retail bonds, equity linked	6.4	5.5	5.0
Unit-linked insurance	34.2	33.2	40.8
Less unit-linked insurance in own companies	– 33.7	– 30.8	– 38.2
TOTAL	**519.4**	**488.0**	**502.2**

LENDING

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 893 billion (856). SEK 33 billion of the total increase of SEK 37 billion was related to the Swedish market.

The Group's lending amounted to SEK 695 billion (673) as of June 30, an increase of SEK 22 billion or 3 percent. Approximately SEK 591 billion (572) pertained to Swedish operations. Lending by Hansabank and FI-Holding amounted to SEK 104 billion (100). Of the increase, SEK 0.3 billion was attributable to changes in exchange rates. Consumer loans amounted to SEK 321 billion (307), up SEK 14 billion or 5 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab arranged through the Swedish branch office network.

Lending, the Group

SEK billion	Jun 30 2003	Dec 31 2002	Jun 30 2002
Private individuals	321.4	306.9	290.8
Of which Spintab	261.6	248.2	236.9
Real estate management	146.6	144.1	135.8
Retail, hotels, restaurants	26.8	25.6	25.3
Construction	11.1	10.5	10.3
Manufacturing	51.0	50.7	50.3
Transportation	14.9	14.3	14.0
Forestry and agriculture	33.1	31.1	29.4
Other service businesses	19.4	18.9	14.9
Other business lending	57.2	56.9	63.9
Municipalities *	13.6	13.7	13.6
TOTAL LENDING TO THE PUBLIC	**695.1**	**672.7**	**648.3**
Credit institutions incl. Nat'l Debt Office	68.0	64.4	50.1
Repurchase agreements (repos)	91.7	65.0	105.3
TOTAL LENDING	**854.8**	**802.1**	**803.7**
Of which lending to the public by:			
Hansabank	*33.6*	*30.3*	*25.4*
FI-Holding	*70.2*	*70.1*	*70.5*
HSB Bank	*9.2*	*8.5*	

* Not including municipal companies.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 7.3 billion (5.8) as of June 30, 2003.

Market shares

FöreningsSparbanken's subsidiary Spintab had a market share in consumer mortgage lending of 34 percent on June 30 (35 percent in December 2002), while its market share in commercial mortgage lending was 22 percent (22 percent in December 2002).

PAYMENTS

Cards

As of June 30, 2003 approximately 2.8 million FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of about 91,000 cards during the year. The trend toward greater card use is continuing. Compared with the first half of 2002, FöreningsSparbanken card purchases rose by 22 percent, while the number of card transactions cleared climbed 24 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers with giro accounts is 2.7 million (2.7), of whom 1.0 million (0.8) are Internet-based. Comparative figures refer to June 30, 2002.

e-billing

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payment. A total of 141 companies offer the service, compared with 106 on June 30, 2002. The number of e-bills is rising steadily. During the period about 349,000 e-bills were sent, compared with 209,000 in the first half of 2002.

ONLINE BANKING SERVICES

The group's Internet banking services	Jun 30 2003	Dec 31 2002	Jun 30 2002
No. of Internet customers in Sweden	1,453,000	1,343,000	1,230,000
Of whom private customers	*1,274,000*	*1,188,000*	*1,076,000*
Of whom business customers	*115,000*	*105,000*	*98,000*
Of whom Telephone bank via Internet	*64,000*	*50,000*	*56,000*
Number of Baltic customers	991,000	797,000	594,000
TOTAL NO. OF INTERNET CUSTOMERS	**2,444,000**	**2,140,000**	**1,824,000**

More Internet transactions

The number of Internet payments rose to approximately 40 million, against 30 million in the first half of 2002. In total, 32 percent (31) of mutual fund purchases and redemptions within the Group were made online, as were 43 percent (36) of giro transactions.

OTHER

Accounting change

The interim report has been prepared in accordance with recommendation RR20 of the Swedish Financial Accounting Standards Council on interim reporting and follows the same accounting principles as the most recent annual report. The recommendations that entered into force on January 1, 2003 have been taken into account but have not had an impact on earnings.

Key ratios for the group	Jan-Jun 2003	Jan-Jun 2002	Full-year 2002
Return on equity, %	15.3	12.2	11.0
Return on total equity, %	0.90	0.73	0.69
Earnings per share, SEK *	5.65	4.34	7.87
Earnings per share after dilution, SEK **	5.65	4.34	7.86
Equity per share, SEK *	73.32	69.53	73.13
Equity per share after dilution, SEK **	73.30	69.49	73.11
C/I ratio before loan losses	0.58	0.61	0.63
C/I ratio after loan losses	0.63	0.68	0.70
Capital adequacy ratio, %	11.2	10.9	10.8
Primary capital ratio, %	7.2	7.0	7.1
Loan loss ratio, net, %	0.19	0.25	0.23
Share of doubtful claims, %	0.26	0.31	0.27
Provision ratio for doubtful claims, % ***	139	116	134
No. of shares at beginning and end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	527,969,005	528,119,502	527,960,453
*** See Note 4			

Operational profit and loss account, the Group*

SEK M	Jan-Jun 2003	Jan-Jun 2002	%	Q2 2003	Q2 2002	%	Full-year 2002
Interest receivable	24,792	26,591	- 7	12,206	13,606	- 10	52,013
Interest payable	- 16,801	- 18,858	- 11	- 8,248	- 9,698	- 15	- 36,464
Net interest income	7,991	7,733	3	3,958	3,908	1	15,549
Dividends received	99	87	14	89	74	20	90
Commissions receivable	3,615	3,845	- 6	1,877	1,942	- 3	7,558
Commissions payable	- 914	- 889	3	- 476	- 463	3	- 1,794
Net commission income	2,701	2,956	- 9	1,401	1,479	- 5	5,764
Net profit on financial operations	412	70		218	- 173		441
Other operating income	1,051	616	71	782	303		1,157
TOTAL INCOME	**12,254**	**11,462**	**7**	**6,448**	**5,591**	**15**	**23,001**
General administrative expenses							
- Staff costs	- 3,399	- 3,515	- 3	- 1,686	- 1,763	- 4	- 7,005
- Other	- 2,752	- 2,645	4	- 1,401	- 1,301	8	- 5,279
Depreciation and write-off of tangible fixed assets	- 349	- 383	- 9	- 169	- 194	- 13	- 751
Amortization of goodwill	- 307	- 356	- 14	- 153	- 178	- 14	- 663
TOTAL EXPENSES	**- 6,807**	**- 6,899**	**- 1**	**- 3,409**	**- 3,436**	**- 1**	**- 13,698**
PROFIT BEFORE LOAN LOSSES	**5,447**	**4,563**	**19**	**3,039**	**2,155**	**41**	**9,303**
Loan losses, net, including change in value of property taken over	- 672	- 868	- 23	- 282	- 433	- 35	- 1,603
Write-off of financial fixed assets							- 264
Share of profit/loss of associated companies	- 246	- 83		- 211	- 62		- 588
OPERATING PROFIT	**4,529**	**3,612**	**25**	**2,546**	**1,660**	**53**	**6,848**
Settlement of pensions	- 50	- 38	32	- 20	- 22	- 9	- 76
Tax	- 1,186	- 997	19	- 682	- 438	56	- 1,983
Minority interest	- 310	- 285	9	- 146	- 145	1	- 637
PROFIT FOR THE PERIOD	**2,983**	**2,292**	**30**	**1,698**	**1,055**	**61**	**4,152**

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations. In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss account on pages 13 and 14.

Quarterly profit trend for the Group

SEK M	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001	Q2 2001
Net interest income	3,958	4,033	3,886	3,930	3,908	3,825	3,815	3,681	3,724
Net commission income	1,401	1,300	1,439	1,369	1,479	1,477	1,486	1,518	1,549
Net profit on financial operations	218	194	188	183	– 173	243	148	341	397
Other income	871	279	277	267	377	326	319	215	361
TOTAL INCOME	**6,448**	**5,806**	**5,790**	**5,749**	**5,591**	**5,871**	**5,768**	**5,755**	**6,031**
Staff costs	– 1,649	– 1,648	– 1,716	– 1,706	– 1,686	– 1,628	– 1,687	– 1,534	– 1,513
Allocation profit-sharing fund	– 37	– 65	– 70	2	– 77	– 124	– 58	– 127	– 98
Other expenses	– 1,723	– 1,685	– 1,671	– 1,638	– 1,673	– 1,711	– 1,823	– 1,782	– 1,794
TOTAL EXPENSES	**– 3,409**	**– 3,398**	**– 3,457**	**– 3,342**	**– 3,436**	**– 3,463**	**– 3,568**	**– 3,443**	**– 3,405**
PROFIT BEFORE LOAN LOSSES	**3,039**	**2,408**	**2,333**	**2,407**	**2,155**	**2,408**	**2,200**	**2,312**	**2,626**
Loan losses, net incl. change in value of property taken over	– 282	– 390	– 360	– 375	– 433	– 435	– 459	– 233	– 295
Write-off of financial fixed assets				– 264			– 10		
Share of associated companies' profit/loss	– 211	– 35	– 125	– 380	– 62	– 21	– 54	– 77	22
OPERATING PROFIT	**2,546**	**1,983**	**1,848**	**1,388**	**1,660**	**1,952**	**1,677**	**2,002**	**2,353**

Profit by business area SEK M January-June	Swedish branch operations 2003	2002	Swedbank Markets 2003	2002	Asset Mgmt and insurance 2003	2002	International banking operations 2003	2002	Treasury management 2003	2002	Other 2003	2002	Eliminations 2003	2002
Net interest income	5,673	5,569	446	357	26	42	1,522	1,486	303	371	7	– 103	14	11
Net commission income	1,259	1,551	332	280	549	654	487	394	– 14	– 13	88	117		– 27
Financial transactions, net	60	47	158	21	8	– 1	129	76	59	– 42	– 2	– 31		
Other income	313	420	76	26	16	15	115	127	518	25	1,461	1,367	– 1,349	– 1,277
TOTAL INCOME	**7,305**	**7,587**	**1,012**	**684**	**599**	**710**	**2,253**	**2,083**	**866**	**341**	**1,554**	**1,350**	**– 1,335**	**– 1,293**
Staff costs	– 1,924	– 1,927	– 285	– 291	– 128	– 148	– 464	– 508	– 8	– 6	– 620	– 662	30	27
IT expenses	– 680	– 657	– 131	– 117	– 37	– 25	– 74	– 72	– 3	– 3	– 411	– 340	675	604
Other expenses	– 1,577	– 1,517	– 169	– 178	– 115	– 118	– 279	– 271	– 14	– 10	– 567	– 603	630	662
Depreciation/amortization	– 203	– 198	– 8	– 11	– 119	– 124	– 248	– 315			– 78	– 91		
TOTAL EXPENSES	**– 4,384**	**– 4,299**	**– 593**	**– 597**	**– 399**	**– 415**	**– 1,065**	**– 1,166**	**– 25**	**– 19**	**– 1,676**	**– 1,696**	**1,335**	**1,293**
PROFIT BEFORE LOAN LOSSES	**2,921**	**3,288**	**419**	**87**	**200**	**295**	**1,188**	**917**	**841**	**322**	**– 122**	**– 346**		
Loan losses	– 594	– 657	– 9	– 63			– 185	– 42			116	– 106		
Share of associated companies' profit/loss	48	– 24	– 4	– 12			– 299	– 58			9	11		
OPERATING PROFIT/LOSS	**2,375**	**2,607**	**406**	**12**	**200**	**295**	**704**	**817**	**841**	**322**	**3**	**– 441**		
Return on allocated equity, %	16.7	19.6	17.3	0.5	16.4	21.5	3.6	9.0	124.3	35.5				
C/I ratio	60	57	59	87	67	58	47	56	3	6	108	126		
No. of employees	6,989	7,142	592	581	255	277	5,926	6,248	18	16	1,570	1,447		

BUSINESS AREAS' ACCOUNTING PRINCIPLES

Market-based compensation is applied between business areas. All IT, Support and Group Staff costs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations include customer responsibility for private customers, small and medium-size businesses, organizations, municipalities and county councils in Sweden as well as the Bank's own distribution channels: branches, ATM's, the Swedish Telephone and Internet banks, the Lending and Payments business areas, bank deposits, e-business, HSB Bank, partly owned Swedish banks and private banking operations in Luxembourg.

The branch network in Sweden is organized in 88 local banks in seven regions throughout the country. With 521 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the independent savings banks and partly owned adds another 304 branches. The branch network is complemented by 241 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at more than 1,000 post offices.

Approximately two million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen by approximately 100,000 to nearly 1.5 million, of whom approximately 1.3 million were private customers, or 22 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. 32 percent of business customers in Sweden use the Internet bank.

Operating profit in the first half of 2003 amounted to SEK 2,375 M, a decrease of SEK 232 M or 9 percent from the previous year. Compared with the first quarter of 2003, operating profit rose by SEK 45 M or 4 percent.

Increased net interest income in lending and the acquisition of HSB Bank did not fully compensate for lower mutual fund and insurance commissions and a lower interest margin on deposits, due to which income decreased by SEK 282 M or 4 percent from the previous year to SEK 7,305 M. Last year included a capital gain of SEK 85 M from the branch sale to Sparbanken Nord. During the second quarter of 2003 a lower deposit margin owing to generally lower interest rates was offset by increased lending and deposit volumes. Expenses rose by SEK 85 M or 2 percent from the previous year to SEK 4,384 M, primarily due to the acquisition of HSB Bank. Loan losses amounted to SEK 594 M in the first half-year, a decrease of SEK 63 M or 10 percent from the previous year.

The share of the profit/loss of associated companies was positive. The e-commerce company Marakanda, which

Swedish branch operations SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	5,673	5,569	2,832	2,841	2,882	2,857	2,849	2,720
Net commission income	1,259	1,551	657	602	699	698	779	772
Net profit on financial operations	60	47	33	27	25	40	26	21
Other income	313	420	161	152	219	171	190	230
TOTAL INCOME	**7,305**	**7,587**	**3,683**	**3,622**	**3,825**	**3,766**	**3,844**	**3,743**
Staff costs	– 1,924	– 1,927	– 964	– 960	– 1,059	– 961	– 982	– 945
IT expenses	– 680	– 657	– 342	– 338	– 342	– 311	– 325	– 332
Other expenses	– 1,577	– 1,517	– 801	– 776	– 862	– 707	– 802	– 715
Depreciation/amortization	– 203	– 198	– 99	– 104	– 96	– 98	– 99	– 99
TOTAL EXPENSES	**– 4,384**	**– 4,299**	**– 2,206**	**– 2,178**	**– 2,359**	**– 2,077**	**– 2,208**	**– 2,091**
PROFIT BEFORE LOAN LOSSES	**2,921**	**3,288**	**1,477**	**1,444**	**1,466**	**1,689**	**1,636**	**1,652**
Loan losses	– 594	– 657	– 291	– 303	– 232	– 250	– 300	– 357
Share of profit/loss of associated companies	48	– 24	24	24	– 19	– 103	– 18	– 6
OPERATING PROFIT	**2,375**	**2,607**	**1,210**	**1,165**	**1,215**	**1,336**	**1,318**	**1,289**
Tax	– 665	– 730	– 342	– 323	– 365	– 404	– 369	– 361
Minority interests	– 2	– 3	– 1	– 1	0	– 1	– 2	– 1
PROFIT AFTER TAX	**1,708**	**1,874**	**867**	**841**	**850**	**931**	**947**	**927**
Allocated equity	20,463	19,076	20,463	20,463	19,076	19,076	19,076	19,076
Return on allocated equity, %	16.7	19.6	16.9	16.4	17.8	19.5	19.9	19.4
Income items								
Income from external customers	6,951	7,104	3,463	3,488	3,648	3,626	3,612	3,492
Income from transactions with other segments	354	483	220	134	177	140	232	251
Total income	7,305	7,587	3,683	3,622	3,825	3,766	3,844	3,743
Business volumes, SEK bn								
Lending	557	511	557	541	534	516	511	504
Deposits	226	213	226	224	219	216	213	206
Mutual funds & insurance	153	156	153	139	142	135	156	180
Other investment volume	7	5	7	6	6	6	5	5
Shares and participations in associated companies, SEK bn	1	1	1	1	1	1	1	1
Risk-weighted volume, SEK bn	363	331	363	351	346	335	331	325
Total assets, SEK bn	600	543	600	580	571	546	543	534
Total liabilities, SEK bn	579	524	579	560	552	527	524	515
Full-time positions	6,989	7,142	6,989	7,126	7,222	7,150	7,142	7,117

contributed negatively to 2002 results, has been dissolved. The return on allocated equity fell to 16.7 percent in the first half of 2003 (19.6). The decrease in the number of full-time positions in 2003 has been affected by, among other things, organizational changes within the Bank.

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations as well as for large companies and financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Swedbank Markets' operating profit amounted to SEK 406 M in the first half of 2003, an increase of SEK 394 M from the previous year. The major profit improvement is mainly because last year's profit was negatively affected by changes in exchange rates.

Compared with the previous quarter, operating profit rose by SEK 22 M or 11 percent. Conditions for fixed income and foreign exchange trading were good during the first half year, while market conditions for equity-related operations remained poor. The return on allocated equity rose to 17.3 percent in the first half of 2003 (0.5).

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises the Robur Group and its operations in fund management, institutional asset management, discretionary asset management, insurance and individual pension savings.

Operating profit for the first half year was SEK 200 M, a decrease of SEK 95 M or 32 percent from the previous year. The decline is due to lower global stock prices, which is leading to lower asset management volumes and lower commission income. Compared with the previous quarter, operating profit decreased by SEK 14 M or 13 percent.

Robur's IT operations were transferred to Förenings-Sparbanken IT at the start of 2003, which primarily explains the decrease in the number of full-time positions, from 282 to 255. The return on allocated equity fell to 16.4 percent for the first half-year of 2003 (21.5).

Swedbank Markets SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	446	357	199	247	305	165	223	134
Net commission income	332	280	171	161	195	159	148	132
Net profit on financial operations	158	21	69	89	52	59	- 169	190
Other income	76	26	67	9	12	11	15	11
TOTAL INCOME	**1,012**	**684**	**506**	**506**	**564**	**394**	**217**	**467**
Staff costs	- 285	- 291	- 135	- 150	- 159	- 141	- 144	- 147
IT expenses	- 131	- 117	- 67	- 64	- 66	- 57	- 63	- 54
Other expenses	- 169	- 178	- 90	- 79	- 102	- 78	- 91	- 87
Depreciation/amortization	- 8	- 11	- 4	- 4	- 4	- 5	- 6	- 5
TOTAL EXPENSES	**- 593**	**- 597**	**- 296**	**- 297**	**- 331**	**- 281**	**- 304**	**- 293**
PROFIT/LOSS BEFORE LOAN LOSSES	**419**	**87**	**210**	**209**	**233**	**113**	**- 87**	**174**
Loan losses	- 9	- 63	0	- 9	- 11	1	- 63	0
Share of profit/loss of associated companies	- 4	- 12	4	- 8	0	- 1	- 5	- 7
OPERATING PROFIT/LOSS	**406**	**12**	**214**	**192**	**222**	**113**	**- 155**	**167**
Tax	- 114	- 3	- 60	- 54	- 62	- 32	44	- 47
PROFIT/LOSS FOR THE PERIOD	**292**	**9**	**154**	**138**	**160**	**81**	**- 111**	**120**
Allocated equity	3,384	3,540	3,384	3,384	3,540	3,540	3,540	3,540
Return on allocated equity, %	17.3	0.5	18.2	16.3	18.1	9.2	neg.	13.6
Income items								
Income from external customers	852	562	427	425	484	326	160	402
Income from transactions with other segments	160	122	79	81	80	68	57	65
Total income	1,012	684	506	506	564	394	217	467
Business volumes, SEK bn								
Lending	33	36	33	35	36	39	36	40
Deposits	2	2	2	2	2	2	2	2
Mutual funds & insurance	1	1	1	1	1	0	1	1
Shares and participating interests in associated companies, SEK billion	0		0	0	0	0		
Risk-weighted volume, SEK billion	65	68	65	66	59	68	68	70
Total assets, SEK billion	266	262	266	266	223	229	262	276
Total liabilities, SEK billion	263	258	263	263	219	225	258	272
Full-time positions	592	581	592	588	556	580	581	583

Asset management and insurance SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	26	42	3	23	13	19	20	22
Net commission income	549	654	278	271	293	262	312	342
Net profit on financial operations	8	- 1	16	- 8	10	2	0	- 1
Other income	16	15	1	15	8	7	8	7
TOTAL INCOME	**599**	**710**	**298**	**301**	**324**	**290**	**340**	**370**
Staff costs	- 128	- 148	- 62	- 66	- 42	- 67	- 75	- 73
IT expenses	- 37	- 25	- 19	- 18	- 22	- 16	- 12	- 13
Other expenses	- 115	- 118	- 65	- 50	- 65	- 59	- 59	- 59
Depreciation/amortization	- 119	- 124	- 59	- 60	- 62	- 61	- 62	- 62
TOTAL EXPENSES	**- 399**	**- 415**	**- 205**	**- 194**	**- 191**	**- 203**	**- 208**	**- 207**
PROFIT BEFORE LOAN LOSSES	**200**	**295**	**93**	**107**	**133**	**87**	**132**	**163**
OPERATING PROFIT	**200**	**295**	**93**	**107**	**133**	**87**	**132**	**163**
Tax	- 56	- 83	- 26	- 30	- 37	- 24	- 37	- 46
PROFIT FOR THE PERIOD	**144**	**212**	**67**	**77**	**96**	**63**	**95**	**117**
Allocated equity	1,759	1,971	1,759	1,759	1,971	1,971	1,971	1,971
Return on allocated equity, %	16.4	21.5	15.2	17.5	19.5	12.8	19.3	23.7
Income items								
Income from external customers	1,159	1,456	624	535	611	586	697	759
Income from transactions with other segments	- 560	- 746	- 326	- 234	- 287	- 296	- 357	- 389
Total income	599	710	298	301	324	290	340	370
Business volumes, SEK bn								
Mutual funds & insurance	224	226	224	203	206	195	226	265
Other investment volume	24	21	24	18	20	19	21	21
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	39	40	39	35	36	34	40	47
Total liabilities, SEK billion	37	38	37	33	34	32	38	45
Full-time positions	255	277	255	260	282	279	277	283

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the first half of 2003 totaled SEK 7.7 billion, against SEK 7.4 billion in the first half of 2002. Of net contributions, SEK 3.0 billion (2.8) was from premium pension investments and SEK 1.3 billion (3.0) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 224 billion (206) on June 30, 2003. The change resulted from an increase in the value of fund assets of approximately SEK 10 billion, mainly owing to rising stock prices during the first half-year. After net fund contributions of approximately SEK 8 billion, the increase in fund assets during the period was about SEK 18 billion. Institutional asset management operations managed SEK 39 billion (31), of which SEK 16 billion (13) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 19 percent (17) for the first half of 2003. Its share of assets under management in the fund market was 28 percent (29) on March 31, 2003.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 2.8 billion (3.8) during the first half of 2003. As of June 30, 2003 assets under management by Robur Försäkring amounted to SEK 34.2 billion (31.3).

The market share for new unit-linked insurance was 13.2 percent on June 30, 2003. Robur Försäkring had approximately 673,000 (635,000) policies as of June 30, in addition to around 1 million group life insurance policies.

Fund management, Robur	Jun 30, 2003	Dec 31, 2002	Jun 30, 2002
Assets under management, SEK bn	224	206	226
Of which:			
Swedish equities, %	*25.3*	*26.1*	*28.9*
Foreign equities, %	*35.7*	*35.0*	*39.6*
Interest-bearing securities, %	*39.0*	*38.9*	*31.5*
Number of customers, thousands	2,747	2,744	2,739
Unit-linked insurance, Robur Försäkring			
Assets under management, SEK bn	34.2	31.3	35.5
Of which in Robur funds	*33.7*	*30.8*	*35.0*
Number of policies (thousands)	673	635	628
Discretionary asset management, FöreningsSparbanken Kapitalförvaltning			
Assets under management, SEK bn	39	31	33
Of which in Robur funds	*16*	*13*	*14*

Asset management results

Robur's management results during the first half-year were affected positively by stock prices. In total, slightly over 60 percent of Robur's funds outperformed their indexes during the period.

Its Swedish funds generated a return of 10.8 percent. Public savings funds, which invest in Sweden and globally, had a return of approximately 6.9 percent. The highest relative returns were generated by the Sweden and Nordic funds and industry-specific funds such as Realinvest.

International banking operations SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	1,522	1,486	743	779	695	791	760	726
Net commission income	487	394	258	229	256	216	206	188
Net profit on financial operations	129	76	56	73	107	58	14	62
Other income	115	127	75	40	44	48	90	37
TOTAL INCOME	**2,253**	**2,083**	**1,132**	**1,121**	**1,102**	**1,113**	**1,070**	**1,013**
Staff costs	- 464	- 508	- 237	- 227	- 257	- 240	- 253	- 255
IT expenses	*- 74*	*- 72*	*- 37*	*- 37*	*- 39*	*- 37*	*- 38*	*- 34*
Other expenses	- 279	- 271	- 146	- 133	- 187	- 123	- 138	- 133
Depreciation/amortization	- 248	- 315	- 121	- 127	- 122	- 140	- 161	- 154
TOTAL EXPENSES	**- 1,065**	**- 1,166**	**- 541**	**- 524**	**- 605**	**- 540**	**- 590**	**- 576**
PROFIT BEFORE LOAN LOSSES	**1,188**	**917**	**591**	**597**	**497**	**573**	**480**	**437**
Loan losses	- 185	- 42	- 97	- 88	- 58	- 30	- 11	- 31
Share of profit/loss of associated companies	- 299	- 58	- 244	- 55	- 106	- 280	- 45	- 13
OPERATING PROFIT	**704**	**817**	**250**	**454**	**333**	**263**	**424**	**393**
Tax	- 234	- 149	- 167	- 67	- 23	- 40	- 88	- 61
Minority interests	- 310	- 284	- 144	- 166	- 167	- 187	- 147	- 137
PROFIT FOR THE PERIOD	**160**	**384**	**- 61**	**221**	**143**	**36**	**189**	**195**
Allocated equity	8,790	8,523	8,790	8,790	8,523	8,523	8,523	8,523
Return on allocated equity, %	3.6	9.0	neg.	10.1	6.7	1.7	8.9	9.2
Income items								
Income from external customers	2,253	2,083	1,132	1,121	1,102	1,113	1,070	1,013
Business volumes, SEK bn								
Lending	104	96	104	104	100	99	96	94
Deposits	35	31	35	35	33	31	31	31
Shares and participating interests in associated companies, SEK bn	1	2	1	2	1	1	2	2
Risk-weighted volume, SEK bn	152	146	152	154	150	146	146	139
Total assets, SEK bn	142	134	142	144	136	131	134	133
Total liabilities, SEK bn	133	125	133	135	127	122	125	124
Full-time positions	5,926	6,248	5,926	5,924	5,901	6,006	6,248	6,322

Of Robur's funds that invest in both equities and fixed income instruments – blend funds – two-thirds outperformed their comparative indexes. Robur's Swedish fixed income funds posted returns of between 3.5 and 7.5 percent on an annual basis. 15 percent of Robur's fixed income funds have outperformed their comparative indexes. The differences with regard to fixed income funds are small, however.

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark as well as FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Operating profit for International banking operations amounted to SEK 704 M for the first half of 2003. The result was affected by a writedown of goodwill, amounting to SEK 311 M, which was related to the shareholding in SpareBank1 Gruppen. Excluding the writedown, operating profit for International banking operations increased by 24 percent or SEK 198 M. Hansabank's operating profit increased by SEK 185 M and the share of profit in SpareBank1 Gruppen increased by SEK 45 M, while operating profit in FI-Holding decreased by SEK 31 M.

Compared with the previous quarter, operating profit decreased due to the writedown of goodwill. Hansabank improved its result by SEK 43 M. The profit in SpareBank1 Gruppen was positive during the second quarter and the share of profit excluding writedown of goodwill increased by SEK 70 M, while the result in FI-Holding decreased by SEK 25 M.

Income during the first half-year rose by SEK 170 M or 8 percent from the previous year to SEK 2,253 M. Expenses declined by SEK 101 M or 9 percent to SEK 1,065 M. Loan losses rose by SEK 143 M to SEK 185 M. The return on allocated equity decreased to 3.6 percent for the first half of 2003 (9.0). For Hansabank, the return was 21.2 percent (17.4) and for FI-Holding 9.3 percent (9.9).

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the Parent Company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the Bank's strategic short- and long-term portfolios, and certain other shareholdings, e.g. the holding in OM.

Treasury management's operating profit amounted to SEK 841 M for the first half of 2003, an increase of SEK 519 M from the previous year. The increase was mainly due to a capital gain of SEK 489 M on the sale of the Bank's shareholding in Erste Bank during the second quarter of 2003.

Compared with the previous quarter, operating profit rose by SEK 549 M.

OTHER

Other comprises income and expenses that do not fall under any of the business areas. This includes IT, Group

Treasury management SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	303	371	142	161	132	107	211	160
Net commission income	– 14	– 13	– 6	– 8	– 7	– 6	– 8	– 5
Net profit on financial operations	59	– 42	57	2	4	16	– 23	– 19
Other income	518	25	515	3	1	0	29	– 4
TOTAL INCOME	**866**	**341**	**708**	**158**	**130**	**117**	**209**	**132**
Staff costs	– 8	– 6	– 4	– 4	– 4	– 3	– 3	– 3
IT expenses	– 3	– 3	– 1	– 2	– 2	– 2	– 3	0
Other expenses	– 14	– 10	– 8	– 6	– 15	– 4	– 4	– 6
Depreciation/amortization	0	0	0	0	0	0	0	0
TOTAL EXPENSES	**– 25**	**– 19**	**– 13**	**– 12**	**– 21**	**– 9**	**– 10**	**– 9**
PROFIT BEFORE LOAN LOSSES	**841**	**322**	**695**	**146**	**109**	**108**	**199**	**123**
Write-off of financial fixed assets						– 264		
OPERATING PROFIT	**841**	**322**	**695**	**146**	**109**	**– 156**	**199**	**123**
Tax	– 132	– 90	– 91	– 41	– 31	– 30	– 56	– 34
PROFIT FOR THE PERIOD	**709**	**232**	**604**	**105**	**78**	**– 186**	**143**	**89**
Allocated equity	1,141	1,307	1,141	1,141	1,307	1,307	1,307	1,307
Return on allocated equity, %	124.3	35.5	211.7	36.8	23.9	neg.	43.8	27.2
Income items								
Income from external customers	867	343	708	159	130	118	210	133
Income from transactions with other segments	– 1	– 2	0	– 1	0	– 1	– 1	– 1
Total income	866	341	708	158	130	117	209	132
Business volumes, SEK bn								
Lending	1	1	1	1	1	1	1	0
Other investment volume	9	7	9	9	8	8	7	7
Risk-weighted volume, SEK bn	6	7	6	8	7	8	7	5
Total assets, SEK bn	402	328	402	362	340	348	328	319
Total liabilities, SEK bn	401	327	401	361	339	347	327	318
Full-time positions	18	16	18	16	18	18	16	16

Other SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	7	- 103	30	- 23	- 143	- 12	- 160	57
Net commission income	88	117	53	35	1	35	71	46
Net profit on financial operations	- 2	- 31	- 13	11	- 8	6	- 21	- 10
Other income	1,461	1,367	728	733	678	639	659	708
TOTAL INCOME	**1,554**	**1,350**	**798**	**756**	**528**	**668**	**549**	**801**
Staff costs	- 620	- 662	- 300	- 320	- 283	- 308	- 320	- 342
IT expenses	- 411	- 340	- 221	- 190	- 160	- 177	- 155	- 185
Other expenses	- 567	- 603	- 265	- 302	- 149	- 300	- 235	- 368
Depreciation/amortization	- 78	- 91	- 39	- 39	- 41	- 46	- 44	- 47
TOTAL EXPENSES	**- 1,676**	**- 1,696**	**- 825**	**- 851**	**- 633**	**- 831**	**- 754**	**- 942**
PROFIT BEFORE LOAN LOSSES	**- 122**	**- 346**	**- 27**	**- 95**	**- 105**	**- 163**	**- 205**	**- 141**
Loan losses	116	- 106	106	10	- 59	- 96	- 59	- 47
Share of profit/loss of associated companies	9	11	5	4	0	4	6	5
OPERATING PROFIT/LOSS	**3**	**- 441**	**84**	**- 81**	**- 164**	**- 255**	**- 258**	**- 183**
Appropriations	- 50	- 38	- 20	- 30	- 25	- 13	- 22	- 16
Tax	15	58	4	11	9	53	68	- 10
Minority interests	2	2	- 1	3	- 1	4	4	- 2
PROFIT/LOSS FOR THE PERIOD	**- 30**	**- 419**	**67**	**- 97**	**- 181**	**- 211**	**- 208**	**- 211**
Allocated equity	162	163	162	162	163	163	163	163
Income items								
Income from external customers	430	448	221	209	216	221	211	237
Income from transactions with other segments	1,124	902	577	547	312	447	338	564
Total income	1,554	1,350	798	756	528	668	549	801
Business volumes, SEK bn								
Lending	0	5	0	2	2	3	5	4
Shares and participating interests in associated companies, SEK bn	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK bn	- 3	4	- 3	1	3	2	4	6
Total assets, SEK bn	8	6	8	10	6	7	6	6
Total liabilities, SEK bn	8	6	8	10	6	7	6	6
Full-time positions	1,570	1,447	1,570	1,491	1,489	1,428	1,447	1,465

Staffs, the support organization, the Group's own insurance company (Sparia) and FöreningsSparbanken Fastighetsbyrå (real estate brokerage). Other also includes central provisions for loan losses that are not reported by units with customer responsibility.

The operating profit in Other was SEK 3 M in the first half of 2003, a change of SEK 444 M compared with the previous year. The change is mainly due to lower loan losses and increased invoicing from central units.

Compared with the previous quarter, the profit change was SEK 165 M.

Eliminations SEK M	Jan-Jun 2003	Jan-Jun 2002	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002
Net interest income	14	11	9	5	2	3	5	6
Net commission income	0	- 27	- 10	10	2	5	- 29	2
Net profit on financial operations	0	0	0	0	- 2	2	0	0
Other income	- 1,349	- 1,277	- 676	- 673	- 685	- 609	- 614	- 663
TOTAL INCOME	**- 1,335**	**- 1,293**	**- 677**	**- 658**	**- 683**	**- 599**	**- 638**	**- 655**
Staff costs	30	27	16	14	18	16	14	13
IT expenses	675	604	348	327	290	294	306	298
Other expenses	630	662	313	317	375	289	318	344
TOTAL EXPENSES	**1,335**	**1,293**	**677**	**658**	**683**	**599**	**638**	**655**
Business volumes, SEK bn								
Mutual funds & insurance	- 154	- 157	- 154	- 140	- 143	- 135	- 157	- 181
Other investment volume	- 7	- 5	- 7	- 6	- 6	- 6	- 5	- 5
Total assets, SEK bn	- 424	- 327	- 424	- 386	- 355	- 350	- 327	- 328
Total liabilities, SEK bn	- 424	- 327	- 424	- 386	- 355	- 350	- 327	- 328

Profit and loss account, the Group *

SEK M	Jan-Jun 2003	Jan-Jun 2002	%	Q2 2003	Q2 2002	%	Full-year 2002
Interest receivable	24,763	26,559	– 7	12,200	13,589	– 10	51,957
Interest payable	– 16,836	– 18,899	– 11	– 8,265	– 9,717	– 15	– 36,547
Net interest income	7,927	7,660	3	3,935	3,872	2	15,410
Dividends received	99	86	15	89	73	22	89
Commissions receivable	3,421	3,604	– 5	1,771	1,822	– 3	7,108
Commissions payable	– 868	– 829	5	– 452	– 433	4	– 1,685
Net commission income (Note 1)	2,553	2,775	– 8	1,319	1,389	– 5	5,423
Net profit on financial operations (Note 2)	402	100		199	– 152		466
Other operating income	1,035	600	73	741	297		1,126
TOTAL INCOME	**12,016**	**11,221**	**7**	**6,283**	**5,479**	**15**	**22,514**
General administrative expenses							
– Staff costs	– 3,374	– 3,475	– 3	– 1,675	– 1,743	– 4	– 6,952
– Other	– 2,698	– 2,600	4	– 1,369	– 1,282	7	– 5,331
Depreciation and writedown of tangible fixed assets	– 348	– 380	– 8	– 169	– 193	– 12	– 747
Amortization of goodwill	– 307	– 356	– 14	– 153	– 178	– 14	– 663
TOTAL EXPENSES	**– 6,727**	**– 6,811**	**– 1**	**– 3,366**	**– 3,396**	**– 1**	**– 13,693**
PROFIT BEFORE LOAN LOSSES	**5,289**	**4,410**	**20**	**2,917**	**2,083**	**40**	**8,821**
Loan losses, net (Note 3)	– 666	– 868	– 23	– 283	– 433	– 35	– 1,601
Change in value of property taken over (Note 3)	– 6	0		1	0		– 2
Write-off of financial fixed assets							– 264
Share of profit/loss of associated companies	– 246	– 83		– 211	– 62		– 588
OPERATING PROFIT IN BANKING OPERATIONS	**4,371**	**3,459**	**26**	**2,424**	**1,588**	**53**	**6,366**
Operating profit in insurance operations	158	153	3	122	72	69	482
PROFIT BEFORE APPROPRIATIONS AND TAX	**4,529**	**3,612**	**25**	**2,546**	**1,660**	**53**	**6,848**
Settlement of pensions	– 50	– 38	32	– 20	– 22	– 9	– 76
Tax	– 1,186	– 997	19	– 682	– 438	56	– 1,983
Minority interest	– 310	– 285	9	– 146	– 145	1	– 637
PROFIT FOR THE PERIOD	**2,983**	**2,292**	**30**	**1,698**	**1,055**	**61**	**4,152**
Earnings per share, SEK **	5.65	4.34		3,22	2.00		7.87
Earnings per share after dilution, SEK **	5.65	4.34		3,22	2.00		7.86

* Prepared according to the instructions of the Financial Supervisory Authority.

** See key ratios on page 4 for number of shares.

Profit and loss account, the Bank

SEK M	Jan-Jun 2003	Jan-Jun 2002	%	Q2 2003	Q2 2002	%	Full-year 2002
Interest receivable	9,584	11,430	– 16	4,759	5,888	– 19	21,585
Interest payable	– 6,110	– 7,923	– 23	– 3,007	– 4,137	– 27	– 14,509
Net interest income	3,474	3,507	– 1	1,752	1,751	0	7,076
Dividends received	319	251	27	304	239	27	4,897
Commissions receivable	2,252	2,439	– 8	1,169	1,240	– 6	4,801
Commissions payable	– 484	– 469	3	– 260	– 251	4	– 960
Net commission income (Note 1)	1,768	1,970	– 10	909	989	– 8	3,841
Net profit on financial operations (Note 2)	258	– 35		127	– 195		144
Other operating income	1,002	581	72	749	268		1,082
TOTAL INCOME	**6,821**	**6,274**	**9**	**3,841**	**3,052**	**26**	**17,040**
General administrative expenses							
– Staff costs	– 2,659	– 2,735	– 3	– 1,309	– 1,373	– 5	– 5,505
– Other	– 2,145	– 2,048	5	– 1,099	– 1,000	10	– 4,224
Depreciation and writedown of tangible fixed assets	– 215	– 233	– 8	– 105	– 117	– 10	– 458
Amortization of goodwill	– 50	– 50	0	– 25	– 25	0	– 101
TOTAL EXPENSES	**– 5,069**	**– 5,066**	**0**	**– 2,538**	**– 2,515**	**1**	**– 10,288**
PROFIT BEFORE LOAN LOSSES	**1,752**	**1,208**	**45**	**1,303**	**537**		**6,752**
Loan losses, net (Note 3)	– 488	– 796	– 39	– 201	– 416	– 52	– 1,509
Change in value of property taken over (Note 3)	– 6	0		1			– 1
Write-off of financial fixed assets	– 311	– 32		– 272	– 15		– 1,082
PROFIT BEFORE APPROPRIATIONS AND TAX	**947**	**380**		**831**	**106**		**4,160**
Appropriations	– 50	– 38	32	– 20	– 22	– 9	– 237
Tax	– 182	– 60		– 142	21		– 1,377
PROFIT FOR THE PERIOD	**715**	**282**		**669**	**105**		**2,546**

Balance sheet

SEK M	The Group Jun 30, 2003	Dec 31, 2002	Jun 30, 2002	The Bank Jun 30, 2003	Dec 31, 2002	Jun 30, 2002
Loans to the public (Note 4)	722,989	703,397	678,218	204,228	209,225	214,511
Loans to credit institutions (Note 4)	131,793	98,662	125,507	181,967	119,369	150,683
Interest-bearing securities	77,759	64,884	72,030	80,039	69,350	73,260
– Financial fixed assets	*1,627*	*2,729*	*2,875*	*881*	*170*	*255*
– Financial current assets	*76,132*	*62,155*	*69,155*	*79,158*	*69,180*	*73,005*
Assets in insurance operations	35,200	32,242	36,348			
Other assets	65,881	58,318	74,352	73,235	71,815	75,290
TOTAL ASSETS	**1,033,622**	**957,503**	**986,455**	**539,469**	**469,759**	**513,744**
Deposits and borrowings from the public	271,345	263,419	264,449	223,392	219,009	230,362
Amounts owed to credit institutions	107,390	102,814	113,711	141,639	103,222	111,539
Debt securities in issue	473,904	420,254	424,056	67,578	45,064	60,675
Liabilities in the insurance operations	35,303	32,243	36,858			
Other liabilities	77,108	72,516	81,966	62,940	56,702	68,666
Subordinated liabilities	29,872	27,655	28,715	21,920	21,574	20,548
Shareholders' equity (Note 5)	38,700	38,602	36,700	22,000	24,188	21,954
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**1,033,622**	**957,503**	**986,455**	**539,469**	**469,759**	**513,744**
Assets pledged for own liabilities	92,211	103,000	66,420	57,518	71,208	30,391
Other assets pledged	7,481	8,903	58,141	7,457	8,799	57,887
Contingent liabilities	20,068	21,525	20,008	21,390	19,700	18,807
Commitments	2,967,259	2,438,988	2,723,157	2,674,752	2,173,974	2,432,855

Change in shareholders' equity

SEK M	The Group Restricted equity	Non-restricted equity	Total shareholders' equity	The Bank Restricted equity	Non-restricted equity	Total shareholders' equity
CLOSING BALANCE DEC. 31, 2002	**29,234**	**9,368**	**38,602**	**18,484**	**5,704**	**24,188**
Transfers between restricted and non-restricted equity	186	– 186		573	– 573	
Dividend		– 2,903	– 2,903		– 2,903	– 2,903
Translation difference		45	45			
Exchange rate difference subsidiary and associated company financing		– 27	– 27			
Profit for the period		2,983	2,983		715	715
CLOSING BALANCE JUNE 30, 2003	**29,420**	**9,280**	**38,700**	**19,057**	**2,943**	**22,000**
CLOSING BALANCE DEC. 31, 2001	**27,911**	**9,572**	**37,483**	**17,845**	**6,730**	**24,575**
Transfers between restricted and non-restricted equity	296	– 296		220	– 220	
Dividend		– 2,903	– 2,903		– 2,903	– 2,903
Translation difference	0	– 387	– 387			
Exchange rate difference subsidiary financing		215	215			
Profit for the period		2,292	2,292		282	282
CLOSING BALANCE JUNE 30, 2002	**28,207**	**8,493**	**36,700**	**18,065**	**3,889**	**21,954**

Statement of cash flows

Januari–June	The Group		The Bank	
SEK M	*2003*	*2002*	*2003*	*2002*
Liquid assets at beginning of period *	58,569	94,153	47,087	72,828
Operating activities				
Operating profit	4,529	3,612	947	380
Adjustments for non-cash items	– 421	2,217	6,829	7,191
Taxes	– 983	– 524	– 649	– 176
Decrease/increase in receivables from credit institutions	5,834	9,096	– 28,051	7,515
Decrease/increase in loans to the public	– 18,236	– 22,207	6,520	– 4,952
Decrease/increase in holdings of securities classified as current assets	– 12,313	– 2,031	– 2,992	2,527
Increase in deposits and borrowings from the public, including retail bonds	9,497	12,238	7,348	9,764
Decrease/increase in amounts owned to credit institutions	21,881	– 7,664	58,110	– 6,053
Change in other assets and liabilities, net	– 12,170	– 4,351	– 9,053	938
CASH FLOW FROM OPERATING ACTIVITIES	**– 2,382**	**– 9,614**	**39,009**	**17,134**
Investing activities				
Purchase of fixed assets	– 1,078	– 840	– 2,804	– 548
Sale of fixed assets	1,874	802	1,605	58
CASH FLOW FROM INVESTING ACTIVITIES	**796**	**– 38**	**– 1,199**	**– 490**
Financing activities				
Issuance of interest-bearing securities	112,472	73,737	808	839
Redemption of interest-bearing securities	– 63,618	– 67,776	– 79	– 8,411
Decrease/increase in other funding	– 2,534	12,632	9,777	7,488
Dividend paid	– 2,903	– 2,903	– 2,903	– 2,903
CASH FLOW FROM FINANCING ACTIVITIES	**43,417**	**15,690**	**7,603**	**– 2,987**
CASH FLOW FOR THE PERIOD	**41,831**	**6,038**	**45,413**	**13,657**
Exchange rate differences in liquid assets	48	– 491		
Liquid assets at end of period *	100,448	99,700	92,500	86,485
* of which securities pledged for OM, etc.				
at beginning of period	4,800	4,400	4,800	4,400
at end of period	2,067	3,058	2,067	3,058

NOTE 1. SPECIFICATION OF NET COMMISSION INCOME

January–June	The Group		The Bank	
SEK M	2003	2002	2003	2002
Payment processing commissions	1,397	1,329	1,085	1,044
Brokerage	130	152	103	120
Asset management	895	1,157	483	679
Other securities commissions	84	83	76	84
Other commissions receivable	915	883	505	512
TOTAL COMMISSIONS RECEIVABLE	**3,421**	**3,604**	**2,252**	**2,439**
Payment processing commissions	– 489	– 470	– 420	– 400
Securities commissions	– 65	– 74	– 45	– 53
Other commissions payable	– 314	– 285	– 19	– 16
TOTAL COMMISSIONS PAYABLE	**– 868**	**– 829**	**– 484**	**– 469**
TOTAL COMMISSIONS, NET	**2,553**	**2,775**	**1,768**	**1,970**

NOTE 2. SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–June	The Group		The Bank	
SEK M	2003	2002	2003	2002
Capital gains/losses				
Shares/participating interests	– 27	37	– 34	39
Interest-bearing securities	295	26	282	32
Other financial instruments	14	29	1	0
TOTAL	**282**	**92**	**249**	**71**
Unrealized changes in value				
Shares/participating interests	31	– 26	38	6
Interest-bearing securities	– 149	– 122	– 226	– 115
Other financial instruments	– 98	– 9	0	1
TOTAL	**– 216**	**– 157**	**– 188**	**– 108**
CHANGE IN EXCHANGE RATES	**336**	**165**	**197**	**2**
TOTAL	**402**	**100**	**258**	**– 35**

NOTE 3. SPECIFICATION OF LOAN LOSSES, NET AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–June	The Group		The Bank	
SEK M	2003	2002	2003	2002
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	– 621	– 707	– 328	– 415
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	373	413	189	210
The period's provisions for anticipated loan losses	– 741	– 435	– 183	– 184
Recoveries from previous years' established loan losses	233	292	66	85
Recovered provisions for anticipated loan losses	371	200	38	67
THE YEAR'S NET EXPENSE	**– 385**	**– 237**	**– 218**	**– 237**
Collective provisions for individually assessed claims				
ALLOCATIONS TO COLLECTIVE PROVISIONS	**– 233**	**– 567**	**– 233**	**– 515**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	– 51	– 60	– 35	– 38
Recoveries from previous years' established loan losses	5	15	1	7
Allocations/withdrawals from loan loss reserve	1	– 15	– 6	– 15
THE PERIOD'S NET EXPENSE FOR COLLECTIVELY ASSESSED CLAIMS	**– 45**	**– 60**	**– 40**	**– 46**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**– 3**	**– 4**	**3**	**2**
THE PERIOD'S NET LOAN LOSS EXPENSE	**– 666**	**– 868**	**– 488**	**– 796**
Change in the value of property taken over	– 6	0	– 6	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**– 672**	**– 868**	**– 494**	**– 796**

NOTE 4, CLAIMS

(Loans to credit institutions and loans to the public)

SEK M	The Group Jun 30, 2003	The Group Dec 31, 2002	The Group Jun 30, 2002	The Bank Jun 30, 2003	The Bank Dec 31, 2002	The Bank Jun 30, 2002
Accrued acquisition value *(before accounting for provisions)*	859,838	806,882	808,423	389,084	331,292	367,732
Specific provisions for individually assessed claims	– 1,256	– 1,259	– 1,350	– 648	– 696	– 772
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 198	– 199	– 202	– 108	– 102	– 106
Collective provisions for individually assessed claims	– 3,602	– 3,365	– 3,146	– 2,133	– 1,900	– 1,660
TOTAL PROVISIONS	**– 5,056**	**– 4,823**	**– 4,698**	**– 2,889**	**– 2,698**	**– 2,538**
BOOK VALUE	**854,782**	**802,059**	**803,725**	**386,195**	**328,594**	**365,194**
Book value of doubtful claims	2,196	2,142	2,504	1,127	1,057	1,425
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	578	599	637	150	186	209
Property taken over to protect claims						
– Buildings and land	12	13	12	1	1	2
– Shares and participating interests	15	13	15	10	7	7
– Other	2	2	4	0	0	1
TOTAL	**29**	**28**	**31**	**11**	**8**	**10**
Doubtful claims as % of total lending	0.26	0.27	0.31	0.29	0.32	0.39
Total provision ratio for doubtful claims *	139	134	116	153	145	110
Provision ratio for individually identified doubtful claims	40	40	38	40	43	38

* Total provision, i.e. including collective provision for individually assessed claims, in relation to book value before provision for individually identified doubtful claims.

SPECIFICATION OF LOAN RECEIVABLES

Sector/Industry
June 30, 2003

SEK M	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogenius groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims	Book value of unsettled claims for which accrued interest has been entered as income
Consumers	321,764	67	132	198	321,367	171	230
Real estate management	147,248	259	379		146,610	493	155
Retail, hotels, restaurants	27,322	190	370		26,762	143	13
Construction	11,200	26	91		11,083	69	1
Manufacturing	52,434	330	1,053		51,051	490	111
Transportation	15,139	24	257		14,858	124	6
Forestry and agriculture	33,183	39	61		33,083	83	8
Other service businesses	19,870	80	353		19,437	214	51
Other business lending	58,371	219	906		57,246	409	3
Municipalities	13,612				13,612		
LENDING	**700,143**	**1,234**	**3,602**	**198**	**695,109**	**2,196**	**578**
Credit institutions incl. Nat'l Debt Office	67,996	22			67,974	0	
Repurchase agreements – credit institutions incl. Nat'l Debt Office	66,254				66,254		
Repurchase agreements – public	25,445				25,445		
TOTAL LENDING TO CREDIT INSTITUTIONS AND THE PUBLIC	**859,838**	**1,256**	**3,602**	**198**	**854,782**	**2,196**	**578**

WARRANT PROGRAM

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On June 30, 2003 the price of the FöreningsSparbanken share was SEK 110 and the warrant SEK 2.20.

DERIVATIVES

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF JUNE 30, 2003

Derivatives with positive fair values or nil value	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	17,019	14,587	13,217	11,548	815	1,164	0	-1
Derivatives not reported on the balance sheet	169		421					

Derivatives with negative fair values	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	19,955	16,529	19,850	15,583	619	972	0	0
Derivatives not reported on the balance sheet	11		222					

RATINGS, JUNE 2003

	S&P		Moody's			Fitch		R/L
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F2	A-	-
FIH	-	-	P-1	A1	-	-	-	-

Stockholm, August 22, 2003
FöreningsSparbanken AB (publ)



Birgitta Johansson-Hedberg
President and Chief Executive Officer

AUDIT REPORT

We have reviewed this half-year report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants (FAR). A review is considerably limited in scope compared with an audit. Nothing has come to our attention that causes us to believe that this half-year report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, August 22, 2003

Deloitte & Touche AB — Ernst & Young AB

Jan Palmqvist
Authorized Public Accountant

Torbjörn Hanson
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant
Appointed by the Swedish
Financial Supervisory Authority

FINANCIAL INFORMATION 2003

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:

Interim report January – September 2003	October 24, 2003
Year-end report for 2003	February 16, 2004

FöreningsSparbanken AB (publ)

Organization No 502017 – 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se

9418 3015 LT Layout/LH Konsult AB/Federativ printing ab, Stockholm, November 2003

Q3 2003

Interim report

January–September 2003

Operating profit rose by 42 percent to SEK 7,097 M

JANUARY - SEPTEMBER 2003 IN SUMMARY

- Operating profit rose by 42 percent to SEK 7,097 M (5,000)
- Profit for the period rose by 57 percent to SEK 4,719 M (3,006)
- The return on equity rose to 16.0 percent (10.7)
- Earnings per share rose to SEK 8.94 (5.69)
- Total income rose by 6 percent to SEK 18,270 M (17,211)
- Net interest income rose by 4 percent to SEK 12,105 M (11,663)
- Net commission income decreased by 3 percent to SEK 4,177 M (4,325)
- Net profit on financial operations rose to SEK 544 M (253)
- Expenses decreased by 1 percent to SEK 10,173 M (10,241)
- Loan losses decreased by 33 percent to SEK 832 M (1,243)
- Operating profit for the third quarter rose by 85 percent to SEK 2,568 M (1,388) compared with the corresponding quarter previous year
- FöreningsSparbanken was named Commercial Bank of the Year.

STRONG PROFIT TREND IN THE GROUP

The Group's operating profit for the first nine months of the year rose by 42 percent to SEK 7,097 M (5,000). Income rose by 6 percent to SEK 18,270 M (17,211), while expenses decreased by 1 percent to SEK 10,173 M (10,241). Loan losses decreased by 33 percent to SEK 832 M (1,243). Profit for the period was affected by a capital gain on the sale of the shares in Erste Bank of SEK 489 M and by a write-down of the shareholding in SpareBank 1 Gruppen of SEK 311 M. The return on equity rose to 16.0 percent (10.7), while earnings per share increased to SEK 8.94 (5.69).

Operating profit in the third quarter of the year rose by 85 percent or SEK 1,180 M compared with the third quarter of 2002, to SEK 2,568 M (1,388). The Group's profit trend in recent quarters is shown on page 6.

Comparative figures, regarding items in the profit and loss account, refer to the corresponding period previous year. Regarding items in the balance sheet, they refer to the previous year-end, unless stated otherwise.

INCOME ROSE 6 PERCENT

The Group's income rose by SEK 1,059 M or 6 percent compared with the first nine months of 2002 to SEK 18,270 M (17,211). Excluding the capital gain on the sale of the shares in Erste Bank, income increased by SEK 570 M or 3 percent. Net interest income rose by 4 percent or SEK 442 M, partly due to higher lending volumes, while net commission income decreased by SEK 148 M. Net profit on financial operations rose by SEK 291 M through higher income from fixed income, equity and foreign exchange operations.

Income for the third quarter rose by SEK 267 M or 5 percent to SEK 6,016 M compared with the third quarter of 2002.

Net interest income rose 4 percent

The Group's net interest income for the period January to September 2003 rose by 4 percent to SEK 12,105 M (11,663). In the Swedish retail operations, net interest income from lending rose by approximately SEK 300 M due to higher volumes and by approximately SEK 100 M through higher margins. Higher deposit volumes raised net interest income by approximately SEK 150 M, while lower margins due to lower general interest rates and transfers of deposits to high-yielding accounts affected net interest income negatively by approximately SEK 400 M. Net interest income in Swedbank Markets improved by SEK 300 M, in part through successful trading in Norwegian bonds and interest rate derivatives by the branch in Oslo. In the International banking operations, net interest income was unchanged.

Net interest income in the third quarter was higher than both the second quarter of 2003 and the third quarter of 2002, amounting to SEK 4,114 M. Compared with the second quarter of 2003 the increase was 4 percent, and compared with the third quarter of 2002 the increase was 5 percent. Net interest income from Spintab's mortgage lending and trading at Swedbank Market's Oslo branch developed positively, while net interest income from FI-Holding declined.

Dividends received

Dividends received amounted to SEK 101 M (87).

Net commission income rebounded in third quarter

Net commission income decreased by 3 percent to SEK 4,177 M (4,325). Net payment commissions continued to develop positively, rising by 9 percent or SEK 116 M to SEK 1,439 M (1,323). Asset management commissions declined by SEK 269 M due to lower stock prices compared with the previous year and a higher share of savings in fixed income funds, where commissions are lower. Brokerage commissions remained largely unchanged.

During the year's third quarter net commission income rose by 5 percent or by SEK 75 M, compared with the second quarter, to SEK 1,476 M (1,401). Asset management commissions rose by 13 percent or SEK 66 M mainly due to higher stock prices and thus higher fund asset values. Payment processing commissions rose by 13 percent, from SEK 468 M to SEK 531 M.

Net profit on financial operations

Net profit on financial operations rose by 115 percent to SEK 544 M (253). Profit from trading in fixed income securities rose by SEK 139 M, while profit from trading in equities and other financial instruments rose by SEK 95 M. Income from foreign exchange operations rose by SEK 57 M.

Net profit on financial operations decreased by SEK 51 M during the year's third quarter compared with the same quarter of 2002, partly as a result of lower foreign exchange-related income.

Other income

Other income rose by 52 percent during the nine-month period to SEK 1,343 M (883). Income was affected by a capital gain of SEK 489 M from the sale of the shares in Erste Bank in June 2003. The first half of 2002 included a capital gain of SEK 95 M from a branch sale.

During the third quarter of 2003 other income amounted to SEK 292 M (267).

EXPENSES DECREASED

The Group's expenses decreased by SEK 68 M or 1 percent to SEK 10,173 M (10,241). Expenses in the Swedish operations remained largely unchanged despite that the acquisition of HSB Bank resulted in an increase of SEK 85 M. In the International banking operations, expenses decreased by SEK 121 M, mainly through the rationalization of Hansabank's operations in Lithuania.

Expenses during the year's third quarter remained largely at the same level as the previous quarter and the third quarter of 2002.

Change in the number of Group employees in terms of full-time positions	Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Total number of employees	15,359	15,468	15,461
Of whom Hansabank	*5,768*	*5,744*	*5,843*

Staff costs

Staff costs decreased by 1 percent to SEK 5,151 M (5,219). Staff costs remained unchanged in the Swedish operations while decreasing by SEK 69 M in Hansabank.

IT expenses stable

IT expenses include all development and production expenditures as well as computer equipment service costs and depreciation. IT expenses for the period January to September 2003, after deducting IT-related income from partly owned banks and independent savings banks, amounted to SEK 1,719 M (1,658). The corresponding expense in the Swedish operations was SEK 1,506 M (1,438). The increase in IT expenses is explained by the harmonization of the Bank's Swedish IT systems in the event of the country's EMU ascension, which affected expenses by approximately SEK 75 M.

Other expenses

Other expenses – i.e. other administrative expenses, depreciation of tangible fixed assets and amortization of goodwill – were unchanged at SEK 5,022 M (5,022). Goodwill amortization, excluding associated company holdings, decreased to SEK 460 M (515).

Loan losses continue to decline

The loan loss level for the first nine months of 2003 was 0.16 percent (0.24). Loan losses decreased by 33 percent to SEK 832 M (1,243), of which FI-Holding and Hansabank accounted for SEK 288 M (72). The Group's doubtful claims, gross, amounted to SEK 3,646 M as of September 30, 2003, compared with SEK 3,600 M on December 31, 2002. Loan loss reserves amounted to SEK 5,047 M (4,823). A specification of loan losses and claims is provided in Notes 3 and 4.

Share of profits of associated companies amounted to SEK 55 M in third quarter

The share of profits and losses of associated companies amounted to SEK -191 M (-463). The change is primarily due to Marakanda, which was divested in early 2003 and was included as a loss of SEK -197 M during the first nine months of 2002. The share of SpareBank 1 Gruppen's loss was SEK -376 M (-413).

During the third quarter the share of profits of associated companies amounted to SEK 55 M (-380). The share of SpareBank 1 Gruppen's profit rose to SEK 7 M.

Tax expense 26 percent

Consolidated profit before tax amounted to SEK 7,050 M (4,949) and the tax expense was SEK 1,855 M (1,474), or an effective tax rate of 26 percent (30). The lower tax rate for the period is mainly due to tax loss carryforwards that previously had not been utilized. The relatively high tax charge last year is mainly due to write-downs of shareholdings that are not tax deductible until they are realized.

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of September 30, 2003 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by SEK 1,636 M (735). The decrease in the value of positions in SEK would have been SEK 1,280 M

(469) and positions in foreign currency SEK 356 M (266). An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by SEK 296 M (194) as of September 30, 2003. The interest rate risk in Swedish kronor rose primarily because the Bank decided to position itself to reduce the negative effects on net interest income due to lower Swedish repo rates. Comparative figures refer to December 31, 2002.

CAPITAL ADEQUACY

The capital adequacy ratio, which is calculated for the financial companies group, amounted to 11.0 percent (10.8) on September 30, 2003, of which the primary capital ratio was 7.2 percent (7.1). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.5). Comparative figures refer to December 31, 2002.

Specification of capital adequacy

SEK M	Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Primary capital	41,849	40,266	39,423
Supplementary capital	25,837	25,103	26,141
Less shares, etc.	- 4,920	- 5,266	- 5,655
Expanded portion of capital base	991	1,105	1,156
CAPITAL BASE	**63,757**	**61,208**	**61,065**
Risk-weighted amount for credit risks	553,343	539,379	530,980
Risk-weighted amount for market risks	29,171	25,674	28,181
TOTAL RISK-WEIGHTED AMOUNT	**582,514**	**565,053**	**559,161**
Capital adequacy ratio, %	11.0	10.8	10.9
Primary capital ratio, %	7.2	7.1	7.1

The risk-weighted amount for credit risks rose to SEK 553 billion (539) during the period. The increase is primarily attributable to higher lending by Spintab and Hansabank. The risk-weighted amount for market risks rose by SEK 3 billion during the period to SEK 29 billion. The change was mainly due to higher interest-rate risks.

As of September 30, 2003 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Abp in Finland, Sparebank 1 Gruppen A/S and First Securities A/S in Norway. The Group's insurance companies are not included.

BUSINESS VOLUMES

Savings and investments

Customers' total savings and investments in FöreningsSparbanken amounted to SEK 539 billion (488) as of September 30, 2003, an increase of 10 percent since the beginning of the year. Customers' deposits, excluding repurchase agreements (repos), rose by 7 percent to SEK 273 billion (254). Deposits in SEK rose by 4 percent to SEK 217 billion (208), while deposits in foreign currency rose to SEK 56 billion (46).

Savings and investments, the Group

SEK billion	Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Deposits from the public			
Households, SEK	139.9	129.1	126.0
Other, SEK	76.9	78.5	73.9
Households, foreign currency	16.0	14.9	14.0
Of which Hansabank	*15.8*	*14.8*	*13.9*
Other, foreign currency	40.7	31.2	34.7
Of which Hansabank	*19.3*	*18.0*	*17.0*
SUBTOTAL	**273.5**	**253.7**	**248.6**
Of which HSB Bank	*8.9*	*9.2*	
Discretionary asset management	23.9	17.9	17.0
Fund management	231.6	205.9	195.3
Retail bonds, interest-bearing	2.8	2.6	2.5
Retail bonds, equity linked	6.7	5.5	5.1
Unit-linked insurance	35.2	33.2	31.9
Less unit-linked insurance in own companies	- 34.7	- 30.8	- 29.6
TOTAL	**539.0**	**488.0**	**470.8**

Sales and market shares

In 2003 FöreningsSparbanken's objective is to reach a market share in Sweden of 22 percent for new sales of savings products – deposits from household customers, mutual funds, unit-linked insurance from all customer categories, retail bonds and equity linked bonds – excluding sales through partly owned and independent savings banks. For the period January to August 2003 this market share was 19.6 percent, compared with 18.3 percent for the full-year 2002. The market share for new household deposits during the same period was 24.6 percent, against 23.9 percent for the full-year 2002.

LENDING

The Group's total credit exposure, including contingent liabilities and derivatives, amounted to SEK 886 billion (856). Since year-end, credit exposure on the Swedish market increased by SEK 42 billion while on other markets the exposure decreased by SEK 12 billion.

Lending, the Group

SEK billion	Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Private individuals	328.0	306.9	296.3
Of which Spintab	*267.0*	*248.2*	*242.1*
Real estate management	147.3	144.1	136.9
Retail, hotels, restaurants	26.3	25.6	25.7
Construction	11.2	10.5	10.5
Manufacturing	50.6	50.7	50.7
Transportation	14.3	14.3	14.4
Forestry and agriculture	34.1	31.1	30.4
Other service businesses	19.3	18.9	14.0
Other business lending	61.0	56.9	66.3
Municipalities*	14.0	13.7	12.8
TOTAL LENDING TO THE PUBLIC	**706.1**	**672.7**	**658.0**
Credit institutions incl. Nat'l Debt Office	49.4	64.4	45.5
Repurchase agreements (repos)	79.8	65.0	86.8
TOTAL LENDING	**835.3**	**802.1**	**709.3**
Of which lending to the public by:			
Hansabank	*35.9*	*30.3*	*27.7*
FI-Holding	*66.9*	*70.1*	*71.4*
HSB Bank	*9.6*	*8.5*	

* Not including municipal companies.

The Group's lending to the public amounted to SEK 706 billion (673) as of September 30, an increase of SEK 33 billion or 5 percent since the beginning of the year. In the Swedish operations, lending rose by 5 percent to SEK 603 billion (573). Lending by Hansabank and FI-Holding amounted to SEK 103 billion (100). Of the change, SEK -2 billion was attributable to changes in exchange rates. Lending to private individuals amounted to SEK 328 billion (307), up SEK 21 billion or 7 percent from the beginning of the year. The increase is largely due to mortgage lending by Spintab arranged through the Swedish branch office network.

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 6.9 billion (5.8) as of September 30, 2003.

Market shares

FöreningsSparbanken's subsidiary Spintab had a market share for consumer mortgage lending of 34 percent on August 31, 2003 (35 percent in December 2002), and a market share in commercial mortgage lending of 22 percent (22 percent in December 2002).

PAYMENTS

Cards

As of September 30, 2003 approximately 2.9 million FöreningsSparbanken bank cards were in issue in the Swedish market, an increase of 5 percent during the year. The trend toward greater card use is continuing. The number of card purchases by FöreningsSparbanken's customers rose by 21 percent during the last 12 months, while the number of card transactions cleared climbed 24 percent.

Giro

Customers continue to switch from paper-based giro payments to an electronic, Internet-based giro system through the Internet bank. The number of private customers with giro accounts is 2.6 million (2.7), of whom 1.0 million (0.9) are Internet-based. Comparative figures refer to September 30, 2002.

e-billing

With e-billing, bills are sent directly to the Internet bank, where customers can safely and conveniently approve payment. A total of 149 companies in Sweden offer the service, compared with 108 on September 30, 2002. The number of e-bills is rising steadily. During the period 546,000 e-bills were sent, compared with 353,000 in the same period of 2002.

OTHER

FöreningsSparbanken named Commercial Bank of the Year 2003

FöreningsSparbanken has been named Sweden's Commercial Bank of the Year in 2003 in the business magazine Affärsvärlden's Financial Barometer survey. The Barometer, Sweden's largest independent survey of the banking, financial services and insurance market, was conducted among financial managers and other key employees of the 2,000 companies and organizations in Sweden with more than 200 employees.

FöreningsSparbanken acquires EnterCard AS in Norway

FöreningsSparbanken has reached an agreement with Terra Gruppen AS to acquire the remaining 35 percent of the shares in the Norwegian card company Enter Card AS for NOK 69 million. Earlier this year FöreningsSparbanken reached an agreement with SpareBank 1 Gruppen AS to acquire 65 percent of the shares in Enter Card for NOK 129 million. The price of all the shares in Enter Card thus amounts to NOK 198 million. The acquisition strengthens FöreningsSparbanken's position as the Nordic leader in card payment and administration services, at the same time that it creates opportunities for good synergies with the Swedish card business. Enter Card, which issues all types of Visa and Master Card products, has distribution agreements with SpareBank 1 Gruppen's and Terra Gruppen's member banks, among others. The acquisition requires regulatory approval.

Organizational change

To better support retail customer contacts, FöreningsSparbanken as of September has put a new organization in place. The Savings, Lending and Payments business areas have been consolidated within a new unit, Customer Offerings and Products. Shared service functions have at the same time been brought together in another new unit, Joint Services. The head of Customer Offerings and Products is Kjell Hedman, former head of the Payments business area and Executive Vice President of FöreningsSparbanken. The head of Joint Services is Gert Engman, Executive Vice President and CIO of FöreningsSparbanken.

Accounting change

The interim report has been prepared in accordance with recommendation RR20 Interim reporting of the Swedish Financial Accounting Standards Council and follows the same accounting principles as the most recent annual report. The recommendations that entered into force on January 1, 2003 have been taken into account but have not had an impact on earnings.

Operational profit and loss account, the Group*

SEK M	Jan-Sep 2003	Jan-Sep 2002	%	Q3 2003	Q3 2002	%	Full-year 2002
Interest receivable	36,335	39,903	- 9	11,543	13,312	- 13	52,013
Interest payable	- 24,230	- 28,240	- 14	- 7,429	- 9,382	- 21	- 36,464
Net interest income	12,105	11,663	4	4,114	3,930	5	15,549
Dividends received	101	87	16	2	0		90
Commissions receivable	5,589	5,658	- 1	1,974	1,813	9	7,558
Commissions payable	- 1,412	- 1,333	6	- 498	- 444	12	- 1,794
Net commission income	4,177	4,325	- 3	1,476	1,369	8	5,764
Net profit on financial operations	544	253		132	183	- 28	441
Other operating income	1,343	883	52	292	267	9	1,157
TOTAL INCOME	**18,270**	**17,211**	**6**	**6,016**	**5,749**	**5**	**23,001**
General administrative expenses							
- Staff costs	- 5,151	- 5,219	- 1	- 1,752	- 1,704	3	- 7,005
- Other	- 4,055	- 3,933	3	- 1,303	- 1,288	1	- 5,279
Total general administrative expenses	- 9,206	- 9,152	1	- 3,055	- 2,992	2	- 12,284
Depreciation and write-off of tangible fixed assets	- 507	- 574	- 12	- 158	- 191	- 17	- 751
Amortization of goodwill	- 460	- 515	- 11	- 153	- 159	- 4	- 663
TOTAL EXPENSES	**- 10,173**	**- 10,241**	**- 1**	**- 3,366**	**- 3,342**	**1**	**- 13,698**
PROFIT BEFORE LOAN LOSSES	**8,097**	**6,970**	**16**	**2,650**	**2,407**	**10**	**9,303**
Loan losses, net, including change in value of property taken over	- 832	- 1,243	- 33	- 160	- 375	- 57	- 1,603
Write-off of financial fixed assets		- 264			- 264		- 264
Reversal of write-off of financial fixed assets	23			23			
Share of profit/loss of associated companies	- 191	- 463	- 59	55	- 380		- 588
OPERATING PROFIT	**7,097**	**5,000**	**42**	**2,568**	**1,388**	**85**	**6,848**
Settlement of pensions	- 47	- 51	- 8	3	- 13		- 76
Tax	- 1,855	- 1,474	26	- 669	- 477	40	- 1,983
Minority interest	- 476	- 469	1	- 166	- 184	- 10	- 637
PROFIT FOR THE PERIOD	**4,719**	**3,006**	**57**	**1,736**	**714**	**143**	**4,152**

* The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, except that the insurance operations (consisting in large part of the pension and endowment insurance operations of Robur Försäkring) are integrated on a line-for-line basis in the income and expenses of the other operations.
In the profit and loss account prepared according to the instructions of the Financial Supervisory Authority, insurance results are shown on a separate line. On an operating profit level, the two profit and loss accounts show the same results. The descriptions in the running text and the business area report are based on the operational profit and loss account unless indicated otherwise. The notes refer to the profit and loss accounts on pages 13 and 14.

Quarterly profit trend for the Group

SEK M	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002	Q1 2002	Q4 2001	Q3 2001
Net interest income	4,114	3,958	4,033	3,886	3,930	3,908	3,825	3,815	3,681
Net commission income	1,476	1,401	1,300	1,439	1,369	1,479	1,477	1,486	1,518
Net profit on financial operations	132	218	194	188	183	– 173	243	148	341
Other income	294	871	279	277	267	377	326	319	215
TOTAL INCOME	**6,016**	**6,448**	**5,806**	**5,790**	**5,749**	**5,591**	**5,871**	**5,768**	**5,755**
Staff costs	– 1,682	– 1,649	– 1,648	– 1,716	– 1,706	– 1,686	– 1,628	– 1,687	– 1,534
Allocation to profit-sharing fund	– 70	– 37	– 65	– 70	2	– 77	– 124	– 58	– 127
Other expenses	– 1,614	– 1,723	– 1,685	– 1,671	– 1,638	– 1,673	– 1,711	– 1,823	– 1,782
TOTAL EXPENSES	**– 3,366**	**– 3,409**	**– 3,398**	**– 3,457**	**– 3,342**	**– 3,436**	**– 3,463**	**– 3,568**	**– 3,443**
PROFIT BEFORE LOAN LOSSES	**2,650**	**3,039**	**2,408**	**2,333**	**2,407**	**2,155**	**2,408**	**2,200**	**2,312**
Loan losses, net incl. change in value of property taken over	– 160	– 282	– 390	– 360	– 375	– 433	– 435	– 459	– 233
Write-down of financial fixed assets					– 264			– 10	
Reversal of write-down of financial fixed assets	23								
Share of associated companies' profit/loss	55	– 211	– 35	– 125	– 380	– 62	– 21	– 54	– 77
OPERATING PROFIT	**2,568**	**2,546**	**1,983**	**1,848**	**1,388**	**1,660**	**1,952**	**1,677**	**2,002**

Key ratios for the Group

	Jan-Sep 2003	Jan-Sep 2002	Full-year 2002
Return on equity, %	16.0	10.7	11.0
Return on total equity, %	0.93	0.67	0.69
Earnings per share, SEK*	8.94	5.69	7.87
Earnings per share after dilution, SEK**	8.94	5.69	7.86
Equity per share, SEK*	76.26	71.01	73.13
Equity per share after dilution, SEK**	76.24	70.98	73.11
C/I ratio before loan losses	0.57	0.62	0.63
C/I ratio after loan losses	0.61	0.69	0.70
Capital adequacy ratio, %	11.0	10.9	10.8
Primary capital ratio, %	7.2	7.1	7.1
Loan loss ratio, net, %	0.16	0.24	0.23
Share of doubtful claims, %	0.27	0.30	0.27
Provision ratio for doubtful claims, %***	138	126	134
No. of shares at beginning and end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	527,977,435	528,061,272	527,960,453

*** See Note 4

BUSINESS AREA REPORT

Profit by business area SEK M January-September	Swedish branch operations 2003	2002	Swedbank Markets 2003	2002	Asset mgmt. and insurance 2003	2002	International banking operations 2003	2002	Treasury management 2003	2002	Other 2003	2002	Eliminations 2003	2002
Net interest income	8,619	8,575	692	373	34	61	2,270	2,277	539	478	– 63	– 115	14	14
Net commission income	2,089	2,310	416	378	850	916	736	610	– 21	– 19	108	152	– 1	– 22
Financial transactions, net	94	87	171	80	11	1	216	134	54	– 26	– 2	– 25	0	2
Other income	470	591	89	37	24	22	155	175	537	25	2,566	2,006	– 2,397	– 1,886
TOTAL INCOME	**11,272**	**11,563**	**1,368**	**868**	**919**	**1,000**	**3,377**	**3,196**	**1,109**	**458**	**2,609**	**2,018**	**– 2,384**	**– 1,892**
Staff costs	– 2,843	– 2,904	– 405	– 416	– 193	– 215	– 684	– 748	– 11	– 9	– 1,060	– 970	45	43
IT expenses	– 547	– 968	– 185	– 174	– 58	– 41	– 109	– 109	– 5	– 5	– 720	– 517	635	898
Other expenses	– 3,055	– 2,236	– 238	– 244	– 156	– 177	– 425	– 394	– 20	– 14	– 876	– 903	1,704	951
Depreciation/amortization	– 184	– 297	– 12	– 15	– 178	– 185	– 367	– 455	0	0	– 226	– 137		
TOTAL EXPENSES	**– 6,629**	**– 6,405**	**– 840**	**– 849**	**– 585**	**– 618**	**– 1,585**	**– 1,706**	**– 36**	**– 28**	**– 2,882**	**– 2,527**	**2,384**	**1,892**
PROFIT BEFORE LOAN LOSSES	**4,643**	**5,158**	**528**	**19**	**334**	**382**	**1,792**	**1,490**	**1,073**	**430**	**– 273**	**– 509**		
Loan losses	– 694	– 907	– 13	– 62			– 288	– 72	0		163	– 202		
Share of associated companies' profit/loss	82	– 127	– 10	– 13			– 275	– 338			12	15		
Write-off/revaluation of financial fixed assets									23	– 264				
OPERATING PROFIT/LOSS	**4,031**	**4,124**	**505**	**– 56**	**334**	**382**	**1,229**	**1,080**	**1,096**	**166**	**– 98**	**– 696**		
Return on allocated equity, %	17.5	19.0	26.5	neg	18.2	18.6	6.7	6.6	104.4	4.7				
C/I ratio	0.59	0.55	0.61	0.98	0.64	0.62	0.47	0.53	0.03	0.06	1.10	1.25		
No. of employees	6,901	7,180	568	550	264	279	5,932	6,006	18	18	1,676	1,428		

BUSINESS AREAS' ACCOUNTING PRINCIPLES

The business area report is based on FöreningsSparbanken's organization and internal accounts. The organizational changes implemented during the third quarter have necessitated adjustments in all quarters of 2003. The organizational change that affects the business areas means that a number of support functions that were previously part of the Retail business area and were reported in the Swedish branchoperations now belong to the Joint Services unit, which is part of the Other business area. These units sell their services to the Swedish branchoperations at cost, due to which the earnings of the business areas in question essentially are unaffected by the reorganization. Their reporting is affected, however, by various income and expense items as well as the number of full-time positions.

In addition, responsibility for a number of large business customers was transferred during the third quarter from Swedbank Markets to the Swedish branchoperations. For accounting purposes, the organization and staff who manage these customers have been transferred to the Swedish branchoperations as well. Comparative figures have been adjusted historically for all reported quarters due to the transfer of responsibility for these customers.

Market-based compensation is applied between business areas. All IT, Support and Group Staff costs are transferred at full cost-based internal prices to the business areas. Executive Management expenses are not distributed.

The Group's shareholders' equity (the year's opening equity balance excluding the dividend) is allocated to each business area at the beginning of the year. The allocation is based on capital adequacy rules and estimated capital requirements during the year. Estimated interest on allocated equity is calculated based on average Swedish demand loan rates.

Goodwill, including the effects on profit, financial expense and amortization, is allocated to each business area.

Return on equity is based on allocated shareholders' equity for the business areas. The return for the business areas is based on operating profit less estimated tax and minority interests.

SWEDISH BRANCH OPERATIONS

The Swedish branch operations include customer responsibility for private customers, businesses, organizations, municipalities and county councils in Sweden as well as the Bank's own distribution channels: branches, ATM's, the Swedish telephone and Internet banks, the unit for products and customer offerings, HSB Bank, partly owned Swedish banks and private banking operations in Luxembourg.

The branch network in Sweden is organized in 88 local banks in six regions throughout the country. With 521 branches, FöreningsSparbanken has the largest branch network of any Swedish bank. The cooperation with the partly owned and independent savings banks adds another 304 branches. The branch network is complemented by 250 in-store banking locations. The agreement with Svensk Kassaservice (the Swedish postal service) also gives customers access to certain teller transactions at more than 1,000 post offices.

Approximately 2 million customers use the Telephone bank. Since the start of the year the number of customers using the Internet bank has risen to 1.5 million, of whom approximately 1.3 million were private customers, or 22 percent of private customers at FöreningsSparbanken, the independent savings banks and partly owned banks. 33 percent of business customers in Sweden use the Internet bank.

Operating profit amounted to SEK 4,031 M, a decrease of SEK 93 M or 2 percent compared with the previous year. Compared with the previous quarter, operating profit rose by SEK 224 M or 17 percent, primarily due to lower loan losses.

Increased net interest income from lending and the acquisition of HSB Bank did not fully compensate for

Swedish branch operations SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	8,619	8,575	2,845	2,884	2,890	2,931	2,907	2,899
Net commission income	2,089	2,310	785	679	625	720	717	800
Net profit on financial operations	94	87	35	32	27	25	40	26
Other income	470	591	149	186	135	219	171	190
TOTAL INCOME	**11,272**	**11,563**	**3,814**	**3,781**	**3,677**	**3,895**	**3,835**	**3,915**
Staff costs	– 2,843	– 2,904	– 941	– 953	– 949	– 1,065	– 966	– 987
IT expenses	– 547	– 968	– 185	– 182	– 180	– 342	– 311	– 325
Other expenses	– 3,055	– 2,236	– 1,033	– 1,010	– 1,012	– 867	– 711	– 806
Depreciation/amortization	– 184	– 297	– 57	– 61	– 66	– 95	– 99	– 99
TOTAL EXPENSES	**– 6,629**	**– 6,405**	**– 2,216**	**– 2,206**	**– 2,207**	**– 2,369**	**– 2,087**	**– 2,217**
PROFIT BEFORE LOAN LOSSES	**4,643**	**5,158**	**1,598**	**1,575**	**1,470**	**1,526**	**1,748**	**1,698**
Loan losses	– 694	– 907	– 100	– 291	– 303	– 232	– 250	– 300
Share of profit/loss of associated companies	82	– 127	34	24	24	– 19	– 103	– 18
OPERATING PROFIT	**4,031**	**4,124**	**1,532**	**1,308**	**1,191**	**1,275**	**1,395**	**1,380**
Tax	– 1,129	– 1,185	– 434	– 356	– 339	– 381	– 421	– 386
Minority interests	– 5	– 4	– 3	0	– 2	0	– 1	– 2
PROFIT FOR THE PERIOD	**2,897**	**2,935**	**1,095**	**952**	**850**	**894**	**973**	**992**
Allocated equity	22,013	20,626	22,013	22,013	22,013	20,626	20,626	20,626
Return on allocated equity, %	17.5	19.0	19.9	17.3	15.4	17.3	18.9	19.2
Income items								
Income from external customers	10,614	10,940	3,600	3,555	3,459	3,718	3,695	3,683
Income from transactions with other segments	658	623	214	226	218	177	140	232
Total income	11,272	11,563	3,814	3,781	3,677	3,895	3,835	3,915
Business volumes, SEK billion								
Lending	590	536	590	576	560	553	536	530
Deposits	238	218	238	228	226	221	218	215
Mutual funds & insurance	155	135	155	153	139	142	135	156
Other investment volume	7	6	7	7	6	6	6	5
Shares and participations in associated companies, SEK billion	1	1	1	1	1	1	1	1
Risk-weighted volume, SEK billion	397	354	397	382	367	365	354	350
Total assets, SEK billion	635	566	635	619	599	589	566	562
Total liabilities, SEK billion	613	545	613	597	578	567	545	541
Full-time positions	6,901	7,180	6,901	6,933	7,070	7,252	7,180	7,172

lower mutual fund and insurance commissions and a lower interest margin on deposits. As a result, income decreased by SEK 291 M or 3 percent to SEK 11,272 M. Last year included a capital gain of SEK 95 M on the sale of a branch to Sparbanken Nord. During the third quarter of 2003 net interest income decreased due to a lower deposit margin owing to generally lower interest rates. This was offset by increased lending and deposit volumes as well as increased fund management and payment commissions.

Expenses rose by SEK 224 M or 3 percent compared with the previous year to SEK 6,629 M, primarily due to the acquisition of HSB Bank and the costs to adapt systems in the event of Sweden's EMU ascension.

Loan losses amounted to SEK 694 M, a decrease of SEK 213 M or 23 percent compared with the previous year. The share of the profit of associated companies was positive, since the e-commerce company Marakanda was dissolved at the beginning of the year. The return on allocated equity fell to 18 percent (19).

The number of full-time positions in 2003 has been affected by an organizational transfer of local stock brokers to Swedbank Markets and the transfer of certain support units to the Joint Services unit in the Other business area. Expenses for the support operations that have been moved are reported in 2003 as other expenses instead of staff costs, expenses for premises, IT expenses, depreciation/-amortization, etc.

SWEDBANK MARKETS

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking operations as well as for financial institutions. In addition to operations in Sweden and First Securities in Norway, the business area includes the international branches in Oslo, London and New York.

Swedbank Markets offers trading in securities and derivatives in the equity, fixed income and foreign exchange markets as well as financing solutions and professional analysis and advice. The research unit issues a steady stream of analyses on around 150 Nordic companies. For individual investors, Swedbank Markets offers stock trading and broad-market products, such as equity linked bonds, through the Group's Swedish branch network, independent savings banks and partly owned banks, as well as through the Internet bank and Telephone bank.

Swedbank Markets' operating profit amounted to SEK 505 M, an increase of SEK 561 M compared with the previous year. The major profit improvement is mainly due to the fact that last year's profit was significantly affected by changes in exchange rates. Compared with the previous quarter, operating profit rose by SEK 64 M or 41 percent, primarily owing to the operations of the Oslo branch. Trading in Norwegian bonds and interest rate derivatives for Norwegian financial institutions and companies, which was started by the Oslo branch in February in cooperation with First Securities, has developed very positively.

Conditions for fixed income and foreign exchange tra-

Swedbank Markets SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	692	373	345	149	198	256	115	173
Net commission income	416	378	124	151	141	174	140	127
Net profit on financial operations	171	80	13	69	89	52	59	- 169
Other income	89	37	14	66	9	12	11	15
TOTAL INCOME	**1,368**	**868**	**496**	**435**	**437**	**494**	**325**	**146**
Staff costs	- 405	- 416	- 131	- 129	- 145	- 153	- 136	- 139
IT expenses	- 185	- 174	- 54	- 67	- 64	- 66	- 57	- 63
Other expenses	- 238	- 244	- 78	- 84	- 76	- 97	- 74	- 87
Depreciation/amortization	- 12	- 15	- 4	- 4	- 4	- 5	- 4	- 6
TOTAL EXPENSES	**- 840**	**- 849**	**- 267**	**- 284**	**- 289**	**- 321**	**- 271**	**- 295**
PROFIT BEFORE LOAN LOSSES	**528**	**19**	**229**	**151**	**148**	**173**	**54**	**- 149**
Loan losses	- 13	- 62	- 4	0	- 9	- 11	1	- 63
Share of profit/loss of associated companies	- 10	- 13	- 6	4	- 8	0	- 1	- 5
OPERATING PROFIT/LOSS	**505**	**- 56**	**219**	**155**	**131**	**162**	**54**	**- 217**
Tax	- 141	16	- 61	- 43	- 37	- 46	- 15	61
PROFIT/LOSS FOR THE PERIOD	**364**	**- 40**	**158**	**112**	**94**	**116**	**39**	**- 156**
Allocated equity	1,834	1,990	1,834	1,834	1,834	1,990	1,990	1,990
Return on allocated equity, %	26.5	neg	34.5	24.4	20.5	23.3	7.8	neg
Income items								
Income from external customers	1,150	699	424	363	363	421	264	96
Income from transactions with other segments	218	169	72	72	74	73	61	50
Total income	1,368	868	496	435	437	494	325	146
Business volumes, SEK billion								
Lending	12	20	12	14	16	17	20	17
Deposits	0	0	0	0	0	0	0	0
Mutual funds and insurance	1	0	1	1	1	1	0	1
Shares and participating interests in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	35	49	35	46	47	40	49	48
Total assets, SEK billion	253	210	253	246	247	205	210	243
Total liabilities, SEK billion	251	208	251	244	245	203	208	241
Full-time positions	568	550	568	562	558	526	550	551

Asset management and insurance SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	34	61	8	3	23	13	19	20
Net commission income	850	916	301	278	271	293	262	312
Net profit on financial operations	11	1	3	16	- 8	10	2	0
Other income	24	22	8	1	15	8	7	8
TOTAL INCOME	**919**	**1 000**	**320**	**298**	**301**	**324**	**290**	**340**
Staff costs	- 193	- 215	- 65	- 62	- 66	- 42	- 67	- 75
IT expenses	- 58	- 41	- 21	- 19	- 18	- 22	- 16	- 12
Other expenses	- 156	- 177	- 41	- 65	- 50	- 65	- 59	- 59
Depreciation/amortization	- 178	- 185	- 59	- 59	- 60	- 62	- 61	- 62
TOTAL EXPENSES	**- 585**	**- 618**	**- 186**	**- 205**	**- 194**	**- 191**	**- 203**	**- 208**
PROFIT BEFORE LOAN LOSSES	**334**	**382**	**134**	**93**	**107**	**133**	**87**	**132**
OPERATING PROFIT	**334**	**382**	**134**	**93**	**107**	**133**	**87**	**132**
Tax	- 94	- 107	- 38	- 26	- 30	- 37	- 24	- 37
PROFIT FOR THE PERIOD	**240**	**275**	**96**	**67**	**77**	**96**	**63**	**95**
Allocated equity	1 759	1 971	1 759	1 759	1 759	1 971	1 971	1 971
Return on allocated equity, %	18,2	18,6	21,8	15,2	17,5	19,5	12,8	19,3
Income items								
Income from external customers	1 788	2 042	629	624	535	611	586	697
Income from transactions with other segments	- 869	- 1 042	- 309	- 326	- 234	- 287	- 296	- 357
Total income	919	1 000	320	298	301	324	290	340
Business volumes, SEK billion								
Mutual funds & insurance	232	195	232	224	203	206	195	226
Other investment volume	24	19	24	24	18	20	19	21
Risk-weighted volume, SEK billion	0	0	0	0	0	0	0	0
Total assets, SEK billion	40	34	40	39	35	36	34	40
Total liabilities, SEK billion	38	32	38	37	33	34	32	38
Full-time positions	264	279	264	255	260	282	279	277

ding have been good, particularly during the first half-year, while market conditions for equity-related operations improved during the third quarter. The return on allocated equity rose to 26 percent, compared with a negative return for the period January to September 2002.

ASSET MANAGEMENT AND INSURANCE

Asset management and insurance comprises the Robur Group and its operations in fund management, institutional and discretionary asset management, insurance and individual pension savings.

Operating profit for the ninemonth period was SEK 334 M, a decrease of SEK 48 M or 13 percent compared with the previous year. The decline is mainly due to lower global stock prices, which leads to lower asset management volumes and lower commission income. The return on allocated equity decreased slightly.

Compared with the previous quarter, operating profit rose by SEK 41 M or 44 percent due to the substantial rebound in stock prices.

Fund management, Robur	Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Assets under management, SEK bn	232	206	195
Of which:			
Swedish equities, %	*26.3*	*26.1*	*24.4*
Foreign equities, %	*35.4*	*35.0*	*36.5*
Interest-bearing securities, %	*38.3*	*38.9*	*39.1*
Number of customers, thousands	2,762	2,744	2,737
Unit-linked insurance, Robur Försäkring			
Assets under management, SEK bn	35.2	31.3	30.0
Of which in Robur funds	*34.7*	*30.8*	*29.6*
Number of policies (thousands)	676	635	631
Discretionary asset management, FöreningsSparbanken Kapitalförvaltning			
Assets under management, SEK bn	38	31	30
Of which in Robur funds	*14*	*13*	*13*

Fund savings, volumes and flows

Net contributions to Robur's mutual funds during the first nine months of 2003 totaled SEK 10.8 billion, against SEK 8.2 billion in the same period 2002. Of net contributions, SEK 3.0 billion (2.8) was from premium pension investments and SEK 1.6 billion (3.1) from unit-linked insurance in Robur Försäkring.

Robur's assets under management amounted to SEK 232 billion (206) on September 30, 2003. The change resulted from an increase in the value of fund assets of approximately SEK 15 billion, mainly because of rising stock prices during the first half-year. After net fund contributions of approximately SEK 11 billion, the increase in fund assets during the period was approximately SEK 26 billion. Institutional asset management operations managed SEK 38 billion (31), of which SEK 14 billion (13) was invested in Robur funds.

Robur's share of net contributions in the Swedish mutual fund market was 17 percent (16) for the first nine months of 2003. Its share of assets under management in the fund market was 28 percent (29) on June 30, 2003.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 3.5 billion (4.5) during the first nine months of 2003. As of September 30, 2003 assets under management by Robur Försäkring amounted to SEK 35.2 billion (31.3).

International banking operations SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	2,270	2,277	748	743	779	695	791	760
Net commission income	736	610	249	258	229	256	216	206
Net profit on financial operations	216	134	87	56	73	107	58	14
Other income	155	175	40	75	40	44	48	90
TOTAL INCOME	**3,377**	**3,196**	**1,124**	**1,132**	**1,121**	**1,102**	**1,113**	**1,070**
Staff costs	– 684	– 748	– 220	– 237	– 227	– 257	– 240	– 253
IT expenses	– 109	– 109	– 35	– 37	– 37	– 39	– 37	– 38
Other expenses	– 425	– 394	– 146	– 146	– 133	– 187	– 123	– 138
Depreciation/amortization	– 367	– 455	– 119	– 121	– 127	– 122	– 140	– 161
TOTAL EXPENSES	**– 1,585**	**– 1,706**	**– 520**	**– 541**	**– 524**	**– 605**	**– 540**	**– 590**
PROFIT BEFORE LOAN LOSSES	**1,792**	**1,490**	**604**	**591**	**597**	**497**	**573**	**480**
Loan losses	– 288	– 72	– 103	– 93	– 92	– 58	– 30	– 11
Share of profit/loss of associated companies	– 275	– 338	24	– 244	– 55	– 106	– 280	– 45
OPERATING PROFIT	**1,229**	**1,080**	**525**	**254**	**450**	**333**	**263**	**424**
Tax	– 312	– 189	– 78	– 167	– 67	– 23	– 40	– 88
Minority interests	– 474	– 471	– 164	– 144	– 166	– 167	– 187	– 147
PROFIT FOR THE PERIOD	**443**	**420**	**283**	**– 57**	**217**	**143**	**36**	**189**
Allocated equity	8,790	8,523	8,790	8,790	8,790	8,523	8,523	8,523
Return on allocated equity, %	6.7	6.6	12.9	neg.	9.9	6.7	1.7	8.9
Income items								
Income from external customers	3,377	3,196	1,124	1,132	1,121	1,102	1,113	1,070
Business volumes, SEK billion								
Lending	103	99	103	104	104	100	99	96
Deposits	35	31	35	35	35	33	31	31
Shares and participating interests in associated companies, SEK billion	1	1	1	1	2	1	1	2
Risk-weighted volume, SEK billion	147	146	147	152	154	150	146	146
Total assets, SEK billion	137	131	137	142	144	136	131	134
Total liabilities, SEK billion	128	122	128	133	135	127	122	125
Full-time positions	5,932	6,006	5,932	5,926	5,924	5,901	6,006	6,248

The market share for new unit-linked insurance was 13 percent on June 30, 2003. Robur Försäkring had approximately 676,000 (635,000) policies as of September 30, in addition to around 1 million group life insurance policies.

Fund management results

All of Robur's equity funds have had a positive absolute return during the year. Its Swedish funds have appreciated in value by nearly 20 percent, while its public savings funds generated a return of slightly over 11 percent during the first nine months of the year. Robur's funds that invest in both equities and fixed income instruments – blend funds – have posted returns of between 4 and 12 percent thus far this year. Its Swedish fixed income funds currently offer annual returns of between 3 and 7 percent.

Approximately 50 percent of Robur's funds have outperformed their comparative indexes. In the category equity funds, approximately 65 percent have a positive relative return, and in the category fixed income funds the figure is 15 percent. The differences with regard to fixed income funds are small, however. Among blend funds, one of three has outperformed its comparative index thus far this year.

The highest relative returns were generated by the Realinvest industry-specific fund and funds that invest in Sweden and the Nordic and Pacific regions, while the Japan and Small Cap Europe funds were among those that performed poorest compared with their indexes.

INTERNATIONAL BANKING OPERATIONS

The International banking operations business area includes the subsidiaries Hansabank in the Baltic states and FI-Holding in Denmark as well as FöreningsSparbanken's interests in the associated companies SpareBank 1 Gruppen of Norway and Aktia of Finland.

Operating profit for International-banking operations amounted to SEK 1,229 M, an increase of SEK 149 M or 14 percent from the previous year. Despite SpareBank 1 Gruppen's loss of SEK 376 M (of which the goodwill write-off was SEK 311 M), the Norwegian result improved by SEK 37 M. Hansabank raised its operating profit by SEK 166 M or 21 percent to SEK 961 M, while FI-Holding's profit declined by SEK 72 M or 11 percent to SEK 610 M. Aktia's profit improved by SEK 8 M.

Compared with the previous quarter, operating profit improved by SEK 271 M or 107 percent to SEK 525 M. The previous quarter was affected by a writedown of goodwill amounting to SEK 311 M. Hansabank's profit declined by SEK 34 M while FI-Holding's operating profit was unchanged.

Income during the nine month period rose by SEK 181 M or 6 percent compared with the previous year to SEK 3,377 M. Expenses declined by SEK 121 M or 7 percent to SEK 1,585 M. Loan losses rose by SEK 216 M to SEK 288 M.

The return on allocated equity was unchanged at 7 percent for the nine month period. For Hansabank, the return was 22 percent (21) and for FI-Holding 9 percent (10).

TREASURY MANAGEMENT

The business area includes Treasury management in Sweden (the Parent Company, FöreningsSparbanken AB, and the subsidiary Spintab). Treasury management in Sweden is responsible for long-term funding, including funding for mortgage operations, the Bank's strategic short- and long-

Treasury management SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	539	478	236	142	161	132	107	211
Net commission income	– 21	– 19	– 7	– 6	– 8	– 7	– 6	– 8
Net profit on financial operations	54	– 26	– 5	57	2	4	16	– 23
Other income	537	25	19	515	3	1	0	29
TOTAL INCOME	**1,109**	**458**	**243**	**708**	**158**	**130**	**117**	**209**
Staff costs	– 11	– 9	– 3	– 4	– 4	– 4	– 3	– 3
IT expenses	– 5	– 5	– 2	– 1	– 2	– 2	– 2	– 3
Other expenses	– 20	– 14	– 6	– 8	– 6	– 15	– 4	– 4
Depreciation/amortization	0	0	0	0	0	0	0	0
TOTAL EXPENSES	**– 36**	**– 28**	**– 11**	**– 13**	**– 12**	**– 21**	**– 9**	**– 10**
PROFIT BEFORE LOAN LOSSES	**1,073**	**430**	**232**	**695**	**146**	**109**	**108**	**199**
Reversal of write-off of financial fixed assets		– 264					– 264	
Write-off of financial fixed assets	23		23					
OPERATING PROFIT	**1,096**	**166**	**255**	**695**	**146**	**109**	**– 156**	**199**
Tax	– 203	– 120	– 71	– 91	– 41	– 31	– 30	– 56
PROFIT FOR THE PERIOD	**893**	**46**	**184**	**604**	**105**	**78**	**– 186**	**143**
Allocated equity	1,141	1,307	1,141	1,141	1,141	1,307	1,307	1,307
Return on allocated equity, %	104.4	4.7	64.5	211.7	36.8	23.9	neg.	43.8
Income items								
Income from external customers	1,113	461	246	708	159	130	118	210
Income from transactions with other segments	– 4	– 3	– 3	0	– 1	0	– 1	– 1
Total income	1,109	458	243	708	158	130	117	209
Business volumes, SEK billion								
Lending	1	1	1	1	1	1	1	1
Other investment volume	10	8	10	9	9	8	8	7
Risk-weighted volume, SEK billion	6	8	6	6	8	7	8	7
Total assets, SEK billion	376	348	376	402	362	340	348	328
Total liabilities, SEK billion	375	347	375	401	361	339	347	327
Full-time positions	18	18	18	18	16	18	18	16

Other SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	– 63	– 115	– 68	28	– 23	– 143	– 12	– 160
Net commission income	108	152	25	51	32	1	35	71
Net profit on financial operations	– 2	– 25	– 1	– 12	11	– 8	6	– 21
Other income	2,566	2,006	855	829	882	678	639	659
TOTAL INCOME	**2,609**	**2,018**	**811**	**896**	**902**	**528**	**668**	**549**
Staff costs	– 1,060	– 970	– 407	– 317	– 336	– 283	– 308	– 320
IT expenses	– 720	– 517	– 233	– 256	– 231	– 160	– 177	– 155
Other expenses	– 876	– 903	– 246	– 312	– 318	– 149	– 300	– 235
Depreciation/amortization	– 226	– 137	– 72	– 77	– 77	– 41	– 46	– 44
TOTAL EXPENSES	**– 2,882**	**– 2,527**	**– 958**	**– 962**	**– 962**	**– 633**	**– 831**	**– 754**
PROFIT BEFORE LOAN LOSSES	**– 273**	**– 509**	**– 147**	**– 66**	**– 60**	**– 105**	**– 163**	**– 205**
Loan losses	163	– 202	47	102	14	– 59	– 96	– 59
Share of profit/loss of associated companies	12	15	3	5	4	0	4	6
OPERATING PROFIT/LOSS	**– 98**	**– 696**	**– 97**	**41**	**– 42**	**– 164**	**– 255**	**– 258**
Appropriations	– 47	– 51	3	– 20	– 30	– 25	– 13	– 22
Tax	24	111	13	1	10	9	53	68
Minority interests	3	6	1	– 2	4	– 1	4	4
PROFIT/LOSS FOR THE PERIOD	**– 118**	**– 630**	**– 80**	**20**	**– 58**	**– 181**	**– 211**	**– 208**
Allocated equity	162	163	162	162	162	163	163	163
Income items								
Income from external customers	304	304	106	97	101	105	107	126
Income from transactions with other segments	2,305	1,714	705	799	801	423	561	423
Total income	2,609	2,018	811	896	902	528	668	549
Business volumes, SEK billion								
Lending	0	3	0	0	2	2	3	5
Shares and participating interests in associated companies, SEK billion	0	0	0	0	0	0	0	0
Risk-weighted volume, SEK billion	– 3	2	– 3	– 3	4	3	2	4
Total assets, SEK billion	7	7	7	8	10	6	7	6
Total liabilities, SEK billion	7	7	7	8	10	6	7	6
Full-time positions	1,676	1,428	1,676	1,656	1,577	1,489	1,428	1,447

term portfolios, and certain other shareholdings such as the holding in OM HEX.

Treasury management's operating profit amounted to SEK 1,096 M for the period January to September 2003, an increase of SEK 930 M compared with the previous year. The increase was mainly due to a capital gain on the sale of the Bank's shareholding in Erste Bank of SEK 489 M and a revaluation of the shareholding in OM HEX of SEK 23 M, while last year's result was charged with a write-off of the OM HEX shares of SEK 264 M. Compared with the previous quarter, operating profit declined by SEK 440 M.

Other

Other comprises IT and other joint services, Group Staffs, the support organization, the Group's own insurance company (Sparia), FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and FöreningsSparbanken Juristbyrå (legal services). Other also includes central provisions for loan losses that are not reported by units with customer responsibility.

Other reported an operating loss of SEK 98 M for the period January to September 2003, an improvement of SEK 598 M compared with the previous year mainly due to lower loan losses and increased invoicing from central units. Compared with the previous quarter, operating profit was SEK 138 M lower.

Eliminations SEK M	Jan-Sep 2003	Jan-Sep 2002	Q3 2003	Q2 2003	Q1 2003	Q4 2002	Q3 2002	Q2 2002
Net interest income	14	14	0	9	5	2	3	5
Net commission income	– 1	– 22	– 1	– 10	10	2	5	– 29
Net profit on financial operations	0	2	0	0	0	– 2	2	0
Other income	– 2,397	– 1,886	– 791	– 801	– 805	– 685	– 609	– 614
TOTAL INCOME	**– 2,384**	**– 1,892**	**– 792**	**– 802**	**– 790**	**– 683**	**– 599**	**– 638**
Staff costs	45	43	15	16	14	18	16	14
IT expenses	635	898	202	223	210	290	294	306
Other expenses	1,704	951	575	563	566	375	289	318
TOTAL EXPENSES	**2,384**	**1,892**	**792**	**802**	**790**	**683**	**599**	**638**
Business volumes, SEK billion								
Mutual funds & insurance	– 155	– 135	– 155	– 154	– 140	– 143	– 135	– 157
Other investment volume	– 7	– 6	– 7	– 7	– 6	– 6	– 6	– 5
Total assets, SEK billion	– 438	– 350	– 438	– 424	– 386	– 355	– 350	– 327
Total liabilities, SEK billion	– 438	– 350	– 438	– 424	– 386	– 355	– 350	– 327

Profit and loss account, the Group*

SEK M	Jan-Sep 2003	Jan-Sep 2002	%	Q3 2003	Q3 2002	%	Full-year 2002
Interest receivable	36,295	39,858	– 9	11,532	13,299	– 13	51,957
Interest payable	– 24,279	– 28,303	– 14	– 7,443	– 9,404	– 21	– 36,547
Net interest income	12,016	11,555	4	4,089	3,895	5	15,410
Dividends received	100	86	16	1	0		89
Commissions receivable	5,288	5,325	– 1	1,867	1,721	8	7,108
Commissions payable	– 1,338	– 1,250	7	– 470	– 421	12	– 1,685
Net commission income (Note 1)	3,950	4,075	– 3	1,397	1,300	7	5,423
Net profit on financial operations (Note 2)	526	285	85	124	185	– 33	466
Other operating income	1,324	856	55	289	256	13	1,126
TOTAL INCOME	**17,916**	**16,857**	**6**	**5,900**	**5,636**	**5**	**22,514**
General administrative expenses							
– Staff costs	– 5,115	– 5,163	– 1	– 1,741	– 1,688	3	– 6,952
– Other	– 3,979	– 3,870	3	– 1,281	– 1,270	1	– 5,331
Total general administrative expenses	– 9,094	– 9,033	1	– 3,022	– 2,958	2	– 12,283
Depreciation and write-off of tangible fixed assets	– 507	– 571	– 11	– 159	– 191	– 17	– 747
Amortization of goodwill	– 460	– 515	– 11	– 153	– 159	– 4	– 663
TOTAL EXPENSES	**– 10,061**	**– 10,119**	**– 1**	**– 3,334**	**– 3,308**	**1**	**– 13,693**
PROFIT BEFORE LOAN LOSSES	**7,855**	**6,738**	**17**	**2,566**	**2,328**	**10**	**8,821**
Loan losses, net (Note 3)	– 832	– 1,243	– 33	– 160	– 375	-57	– 1,603
Write-down of financial fixed assets		– 264			– 264		– 264
Reversal of write-down of financial fixed assets	23			23			
Share of profit/loss of associated companies	– 191	– 463	– 59	55	- 380		- 588
OPERATING PROFIT IN BANKING OPERATIONS	**6,855**	**4,768**	**44**	**2,484**	**1,309**	**90**	**6,366**
Operating profit in insurance operations	242	232	4	84	79	6	482
PROFIT BEFORE APPROPRIATIONS AND TAX	**7,097**	**5,000**	**42**	**2,568**	**1,388**	**85**	**6,848**
Settlement of pensions	– 47	– 51	– 8	3	– 13		– 76
Tax	– 1,855	– 1,474	26	– 669	– 477	40	– 1,983
Minority interest	– 476	– 469	1	– 166	– 184	– 10	– 637
PROFIT FOR THE PERIOD	**4,719**	**3,006**	**57**	**1,736**	**714**		**4,152**
Earnings per share, SEK**	8.94	5.69		3.29	1.35		7.87
Earnings per share after dilution, SEK**	8.94	5.69		3.29	1.35		7.86

* Prepared according to the instructions of the Financial Supervisory Authority.

** See key ratios on page 6 for number of shares.

Profit and loss account, the Bank

SEK M	Jan-Sep 2003	Jan-Sep 2002	%	Q3 2003	Q3 2002	%	Full-year 2002
Interest receivable	14,098	17,205	– 18	4,514	5,775	– 22	21,585
Interest payable	– 8,736	– 11,911	– 27	– 2,626	– 3,988	– 34	– 14,509
Net interest income	5,362	5,294	1	1,888	1,787	6	7,076
Dividends received	321	251	28	2	0		4,897
Commissions receivable	3,485	3,611	– 3	1,233	1,172	5	4,801
Commissions payable	– 746	– 714	4	– 262	– 245	7	– 960
Net commission income (Note 1)	2,739	2,897	– 5	971	927	5	3,841
Net profit on financial operations (Note 2)	299	75		41	110	– 63	144
Other operating income	1,252	826	52	250	245	2	1,082
TOTAL INCOME	**9,973**	**9,343**	**7**	**3,152**	**3,069**	**3**	**17,040**
General administrative expenses							
– Staff costs	– 4,056	– 4,084	– 1	– 1,397	– 1,349	4	– 5,505
– Other	– 3,152	– 3,059	3	– 1,007	– 1,011		– 4,224
Total general administrative expenses	– 7,208	– 7,143	1	– 2,404	– 2,360	2	– 9,729
Depreciation and write-off of tangible fixed assets	– 312	– 353	– 12	– 97	– 120	– 19	– 458
Amortization of goodwill	– 76	– 76		– 26	– 26		– 101
TOTAL EXPENSES	**– 7,596**	**– 7,572**	**0**	**– 2,527**	**– 2,506**	**1**	**– 10,288**
PROFIT BEFORE LOAN LOSSES	**2,377**	**1,771**	**34**	**625**	**563**	**11**	**6,752**
Loan losses, net (Note 3)	– 600	– 1,183	– 49	– 106	– 387	– 73	– 1,510
Write-down of financial fixed assets	– 311	– 966	– 68		– 934		– 1,082
Reversal of write-down of financial fixed assets	23			23			
PROFIT BEFORE APPROPRIATIONS AND TAX	**1,489**	**– 378**		**542**	**– 758**		**4,160**
Appropriations	– 47	– 51	– 8	3	– 13		– 237
Tax	– 311	– 116		– 129	– 56		– 1,377
PROFIT FOR THE PERIOD	**1,131**	**– 545**		**416**	**– 827**		**2,546**

Balance sheet

SEK M	The Group Sep 30, 2003	Dec 31, 2002	Sep 30, 2002	The Bank Sep 30, 2003	Dec 31, 2002	Sep 30, 2002
Loans to credit institutions (Note 4)	102,153	98,662	104,825	151,370	119,369	127,009
Loans to the public (Note 4)	733,116	703,397	685,480	208,689	209,225	209,698
Interest-bearing securities	76,595	64,884	66,417	84,207	69,350	72,227
– Financial fixed assets	*1,373*	*2,729*	*2,195*	*864*	*170*	*249*
– Financial current assets	*75,222*	*62,155*	*64,222*	*83,343*	*69,180*	*71,978*
Assets in insurance operations	36,369	32,242	30,938			
Other assets	61,910	58,318	57,514	72,863	71,815	60,692
TOTAL ASSETS	**1,010,143**	**957,503**	**945,174**	**517,129**	**469,759**	**469,626**
Amounts owed to credit institutions	108,059	102,814	90,516	137,034	103,222	99,926
Deposits and borrowings from the public	283,743	263,419	261,470	237,722	219,009	228,030
Debt securities in issue	433,888	420,254	436,442	34,269	45,064	53,377
Liabilities in the insurance operations	36,253	32,243	31,153			
Other liabilities	74,597	67,343	54,107	56,944	49,311	39,182
Subordinated liabilities	28,346	27,655	28,980	21,353	21,574	20,754
Minority interests	5,005	5,173	5,026			
Untaxed reserves				7,391	7,391	7,230
Shareholders' equity	40,252	38,602	37,480	22,416	24,188	21,127
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**1,010,143**	**957,503**	**945,174**	**517,129**	**469,759**	**469,626**
Assets pledged for own liabilities	73,957	103,000	64,340	38,251	71,208	27,974
Other assets pledged	49,155	8,903	46,773	49,151	8,799	46,769
Contingent liabilities	22,370	21,525	19,278	24,726	19,700	18,516
Commitments	3,179,266	2,438,988	2,503,792	2,881,068	2,173,974	2,208,382

Change in shareholders' equity

SEK M	The Group Restricted equity	Non-restricted equity	Total share-holders' equity	The Bank Restricted equity	Non-restricted equity	Total share-holders' equity
CLOSING BALANCE DEC. 31, 2002	**29,234**	**9,368**	**38,602**	**18,484**	**5,704**	**24,188**
Transfers between restricted and non-restricted equity	– 266	266		88	– 88	
Dividend		– 2,903	– 2,903		– 2,903	– 2 903
Translation difference		– 268	– 268			
Exchange rate difference subsidiary and associated company financing		102	102			
Profit for the period		4,719	4,719		1,131	1,131
CLOSING BALANCE SEPTEMBER 30, 2003	**28,968**	**11,284**	**40,252**	**18,572**	**3,844**	**22,416**
CLOSING BALANCE DEC. 31, 2001	**27,911**	**9,572**	**37,483**	**17,845**	**6,730**	**24,575**
Transfers between restricted and non-restricted equity	1,052	– 1,052		920	– 920	
Dividend		– 2,903	– 2,903		– 2,903	– 2,903
Translation difference		– 284	– 284			
Exchange rate difference subsidiary financing		178	178			
Profit for the period		3,006	3,006		– 545	– 545
CLOSING BALANCE SEPTEMBER 30, 2002	**28,963**	**8,517**	**37,480**	**18,765**	**2,362**	**21,127**

Statement of cash flows

January–September	The Group		The Bank	
SEK M	2003	2002	2003	2002
Liquid assets at beginning of period*	58,569	94,153	47,087	72 828
Operating activities				
Operating profit	7,097	5,000	1,489	– 378
Adjustments for non-cash items	2,272	3,812	7,939	8,909
Taxes	– 1,444	– 1,213	– 1,005	– 603
Decrease/increase in receivables from credit institutions	23,014	6,518	– 9,896	8,895
Increase in loans to the public	– 36,093	– 30,623	– 3,085	– 1,820
Increase in holdings of securities classified as current assets	– 10,452	– 3,992	– 11,131	– 1,690
Increase in deposits and borrowings from the public, including retail bonds	16,055	9,685	13,551	6,631
Decrease/increase in amounts owned to credit institutions	17,788	– 19,058	46,174	– 1,838
Change in other assets and liabilities, net	– 8,230	– 6,866	– 7,181	– 3,875
CASH FLOW FROM OPERATING ACTIVITIES	**10,007**	**– 36,737**	**36,855**	**14,231**
Investing activities				
Purchase of fixed assets	– 1,289	– 1,218	– 3,019	– 887
Sale of fixed assets	2,017	903	1,581	111
Branch sale	0	101	0	101
CASH FLOW FROM INVESTING ACTIVITIES	**728**	**– 214**	**– 1,438**	**– 675**
Financing activities				
Issuance of interest-bearing securities	148,607	117,636	349	1,905
Redemption of interest-bearing securities	– 124,678	– 114,675	– 300	– 8,205
Increase/decrease in other funding	– 19,351	23,327	– 21,736	– 8,034
Dividend paid	– 2,903	– 2,903	– 2,903	– 2,903
CASH FLOW FROM FINANCING ACTIVITIES	**1,675**	**23,385**	**– 24,590**	**– 17,237**
CASH FLOW FOR THE PERIOD	**12,410**	**– 13,566**	**10,827**	**– 3,681**
Exchange rate differences in liquid assets	– 308	– 364		
Liquid assets at end of period*	70,671	80,223	57,914	69,147
** of which securities pledged for OM HEX, etc.*				
At beginning of period	4,800	4,400	4,800	4,400
At end of period	2,461	5,547	2,461	5,547

NOTE 1, SPECIFICATION OF NET COMMISSION INCOME

January–September SEK M	The Group 2003	The Group 2002	The Bank 2003	The Bank 2002
Payment processing commissions	2,170	2,041	1,685	1,603
Brokerage	209	215	168	171
Asset management	1,404	1,618	762	944
Other securities commissions	123	120	115	118
Other commissions receivable	1,382	1,331	755	775
TOTAL COMMISSIONS RECEIVABLE	**5,288**	**5,325**	**3,485**	**3,611**
Payment processing commissions	– 731	– 718	– 624	– 613
Securities commissions	– 100	– 109	– 69	– 77
Other commissions payable	– 507	– 423	– 53	– 24
TOTAL COMMISSIONS PAYABLE	**– 1,338**	**– 1,250**	**– 746**	**– 714**
TOTAL COMMISSIONS, NET	**3,950**	**4,075**	**2,739**	**2,897**

NOTE 2, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–September SEK M	The Group 2003	The Group 2002	The Bank 2003	The Bank 2002
Capital gains/losses				
Shares/participating interests	54	– 84	38	– 85
Interest-bearing securities	443	– 55	451	– 56
Other financial instruments	33	31	1	1
TOTAL	**530**	**– 108**	**490**	**– 140**
Unrealized changes in value				
Shares/participating interests	– 9	109	3	139
Interest-bearing securities	– 302	60	– 343	– 13
Other financial instruments	– 55	– 81	0	0
TOTAL	**– 366**	**88**	**– 340**	**126**
Change in exchange rates	**362**	**305**	**149**	**89**
TOTAL	**526**	**285**	**299**	**75**

NOTE 3, SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–September SEK M	The Group 2003	The Group 2002	The Bank 2003	The Bank 2002
Specific provisions for claims assessed individually				
The period's write-off for established loan losses	– 828	– 920	– 438	– 562
Reversal of previous provisions for anticipated loan losses reported in the period's accounts as established	468	474	227	234
The period's provisions for anticipated loan losses	– 619	– 627	– 222	– 319
Recoveries from previous years' established loan losses	323	436	91	147
Recovered provisions for anticipated loan losses	213	257	50	81
THE YEAR'S NET EXPENSE	**– 443**	**– 380**	**– 292**	**– 419**
Collective provisions for individually assessed claims				
ALLOCATIONS TO COLLECTIVE PROVISIONS	**– 292**	**– 786**	**– 233**	**– 710**
Collectively valued homogenous groups of claims with limited value and similar credit risk				
The period's write-off for established loan losses	– 80	– 82	– 57	– 56
Recoveries from previous years' established loan losses	7	23	2	13
Allocations/withdrawals from loan loss reserve	– 10	– 12	– 13	– 15
THE PERIOD'S NET EXPENSE FOR COLLECTIVELY ASSESSED CLAIMS	**– 83**	**– 71**	**– 68**	**– 58**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	**– 8**	**– 6**	**– 1**	**4**
THE PERIOD'S NET LOAN LOSS EXPENSE	**– 826**	**– 1,243**	**– 594**	**– 1,183**
Change in the value of property taken over	– 6	0	– 6	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**– 832**	**– 1,243**	**– 600**	**– 1,183**

NOTE 4, CLAIMS

(Loans to credit institutions and loans to the public)

SEK M	The Group Sep 30, 2003	The Group Dec 31, 2002	The Group Sep 30, 2002	The Bank Sep 30, 2003	The Bank Dec 31, 2002	The Bank Sep 30, 2002
Accrued acquisition value (before accounting for provisions)	840,316	806,882	795,311	362,937	331,292	339,515
Specific provisions for individually assessed claims	– 1,206	– 1,259	– 1,429	– 630	– 696	– 846
Provisions for collectively valued homogenous groups of claims with limited value and similar credit risk	– 209	– 199	– 199	– 115	– 102	– 107
Collective provisions for individually assessed claims	– 3,632	– 3,365	– 3,378	– 2,133	– 1,900	– 1,855
TOTAL PROVISIONS	**– 5,047**	**– 4,823**	**– 5,006**	**– 2,878**	**– 2,698**	**– 2,808**
BOOK VALUE	**835,269**	**802,059**	**790,305**	**360,059**	**328,594**	**336,707**
Book value of doubtful claims	2,231	2,142	2,349	1,103	1,057	1,320
Book value of unsettled claims not included in doubtful claims and for which accrued interest has been entered as income	543	599	709	127	186	219
Property taken over to protect claims						
– Buildings and land	12	13	12	1	1	1
– Shares and participating interests	14	13	14	10	7	7
– Other	2	2	4	0	0	1
TOTAL	**28**	**28**	**30**	**11**	**8**	**9**
Doubtful claims as % of total lending	0.27	0.27	0.30	0.31	0.32	0.39
Total provision ratio for doubtful claims, %*	138	134	126	156	145	124
Provision ratio for individually identified doubtful claims, %	39	40	41	40	43	42

* Total provision, i.e. including collective provision for individually assessed claims, in relation to book value before provision for individually identified doubtful claims.

SPECIFICATION OF CLAIMS

Sector/Industry

September 30, 2003

SEK M	Accrued acquisition value before accounting for provisions	Specific provisions for individually assessed claims	Collective provisions for individually assessed claims	Provisions for collectively valued homogenius groups of claims	Book value of claims after accounting for provisions	Book value of doubtful claims	Book value of unsettled claims for which accrued interest has been entered as income
Consumers	328,411	47	140	209	328,015	169	205
Real estate management	147,969	222	399		147,348	502	141
Retail, hotels, restaurants	26,870	194	386		26,290	148	12
Construction	11,317	20	91		11,206	63	1
Manufacturing	52,000	346	1,016		50,638	516	117
Transportation	14,537	25	224		14,288	106	8
Forestry and agriculture	34,167	38	63		34,066	97	7
Other service businesses	19,760	80	337		19,343	212	40
Other business lending	62,160	213	976		60,971	418	12
Municipalities	13,969				13,969		
LENDING	**711,160**	**1,185**	**3,632**	**209**	**706,134**	**2,231**	**543**
Credit institutions incl. Nat'l Debt Office	49,388	21			49,367	0	
Repurchase agreements – credit institutions incl. Nat'l Debt Office	53,526				53,526		
Repurchase agreements – public	26,242				26,242		
TOTAL LENDING TO CREDIT INSTITUTIONS AND THE PUBLIC	**840,316**	**1,206**	**3,632**	**209**	**835,269**	**2,231**	**543**

WARRANT PROGRAM

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden and members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken on market terms. The 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares during a specific period in 2005, as detailed in their terms and conditions. The premium was SEK 15 and the subscription price SEK 187. On September 30, 2003 the price of the FöreningsSparbanken share was SEK 114 and the warrant SEK 2.40.

DERIVATIVES

The Group trades in derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and foreign currencies. The following table is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF SEPTEMBER 30, 2003

Derivatives with positive fair values or nil value	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	16,026	13,985	13,292	11,921	831	824	0	1
Derivatives not reported on the balance sheet			2					

Derivatives with negative fair values	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	19,181	16,037	24,931	19,297	703	703		
Derivatives not reported on the balance sheet	331		2,098					

RATINGS, SEPTEMBER 2003

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A-1	A	P-1	Aa3	B	F1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F1+	AA-	-
Hansabank	-	-	P-1	A1	C	F2	A-	-
FIH	-	-	P-1	A1	-	-	-	-

Stockholm, October 24, 2003
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

This interim report has not been reviewed by the Bank's auditors.

FINANCIAL INFORMATION 2003

The Group's financial reports can be obtained or ordered on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

FöreningsSparbanken will publish financial reports on the following dates:

Year-end report for 2003	February 16, 2004
Interim report January–March 2004	May 4, 2004
Interim report January–June 2004	August 18, 2004
Interim report January–September 2004	October 29, 2004

In Stockholm on December 5, FöreningsSparbanken will organize a capital markets day for investors and analysts.

The Annual General Meeting will be held in Jönköping on April 22, 2004.

FöreningsSparbanken AB (publ)

Organization No 502017 – 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
www.foreningssparbanken.se

9418 3017 LT Layout/LH Konsult AB/Federativ printing ab, Stockholm, November 2003

Press release, January 10, 2001

Telia and FöreningsSparbanken join forces in B2B e-commerce effort:

Marakanda - historic pioneer becomes Internet leader

Marakanda is a new e-commerce company jointly owned by Telia and FöreningsSparbanken. Introduced on August 18, 2000, it offers new services to a growing number of customers. The company is based on Telia's established e-procurement solution and on FöreningsSparbanken's financial competence and strong ties with municipal governments.

The name of the new company, Marakanda, is taken from the ancient city now known as Samarkand. Settled over 2000 years ago, Marakanda (also spelled Maracanda) was the capital of the ancient Persian province of Sogdiana. Subsequent to its capture by Alexander the Great in the 4th century BC, Marakanda became a vibrant marketplace and hub for trade between Persia and Central Asia under the rule of the Arabs and Turks. In the 13th century the city survived devastating attacks by the Mongols, and it later flourished once again as an economic epicenter.

"Like the historic pioneer among marketplaces from which it takes its name, Marakanda will command a leading position among the Internet marketplaces of today and in the future," says Chairman Gert Engman, who is also Group Executive Vice President and CIO of FöreningsSparbanken and is responsible for the bank's e-business business area.

Marakanda already has a strong position in the public sector, with approximately 30 large customers that include the cities of Malmö and Stockholm and a number of local governments. Among new customers that the company has reached agreements with since its launch is the City of Gothenburg.

All customers are now offered a new, upgraded version of the company's e-procurement service. The range of available services will soon be expanded to include additional functions, such as online travel reservations with automated travel expense records. As the pilot customer, Telia is expecting to reduce its expenditures by SEK 150 million a year by managing its travel reservations and administration electronically. In 2001 Marakanda will launch new procurement services and thereby creating developed electronic marketplaces.

In addition to maintaining its already strong position in the public sector, Marakanda intends to develop operations for small and medium-sized companies

"Marakanda will be a major player in the development of e-commerce," says President Stefan Bergelind. "Within two years the company will

marakanda [illegible] Bromma. Telefon [illegible] Mobil [illegible] www.marakanda.net

be a leader in internet-based public procurement in the Nordic and Baltic regions."

The purchasing power of the customer base that Marakanda has from the start is approximately SEK 25 billion a year. The market in which the new company is initially active is estimated at SEK 250 billion a year in Sweden.

For further information, please contact:

Stefan Bergelind, President, Marakanda, +46 70 678 29 02
Gert Engman, Chairman, Marakanda, +46 70 590 38 18
Maria Agrell, Brand Manager, Marakanda, +46 70 666 28 13
www.marakanda.net

Swedbank

Press Release
from FöreningsSparbanken

January 11, 2000

Simpler Internet payments with e-billings

Starting this spring, Swedbank customers will be able to receive their phone bills as e-bills if their telecom provider is Telia. Telia Nära, one of the companies in Sweden that sends out the most bills (20 million a year!), has contracted with Swedbank to distribute Telia e-bills to Swedbank customers.

"The e-bill will enable Telia customers to view and pay their bills via Swedbank's Internet bank, which further simplifies banking matters for our customers", says Håkan Nyberg, Manager of Banken via Internet.

"The e-bill shows up on the customer's screen, and payment is made with a few clicks. The customer does not need to fill in any OCR numbers or account or giro numbers. The sum due and the due date are also already filled in."

Statoil (petroleum products) will also be offering its approximately one million customers e-billing this spring. Today, more than 70 companies in Sweden send e-bills to their customers via Swedbank's Internet bank, among them Vattenfall (electrical power), Shell (petroleum products) and Sydkraft (electrical power). Several municipalities are also offering e-billing.

"More and more people are choosing to do their banking business via the Internet, and we're working hard to enhance and further simplify Banken via Internet. Today, we have some 800,000 on-line customers, with an additional 5,000 to 10,000 signing on every week", says Mr Nyberg.

Further information:
WWW.foreningssparbanken.se
Catrina Hertzen, Product Manager, Phone: +46 8 5859 1776
Eva-Kristin Öhman, Marketing Manager, *FöreningsSparbanken via Internet*
Phone: +46 8 5859 1362

Swedbank

January 16, 2001

Swedbank and Halebop in collaboration

Sweden's largest mobile bank — now even easier to access

Thanks to a new joint collaborative effort by Swedbank and Halebop, customers can now conduct bank business by any WAP-phone, regardless of service provider. Halebop is an independent mobile-phone portal that provides services for mobile-phone users.

Via the Internet, Swedbank customers can quickly and easily view the current balances of all their accounts, fund holdings and loans. In addition, they can make transfers among their own accounts by means of a mobile-phone. Swedbank's mobile-phone service currently has 5,200 users, which makes Swedbank Sweden's largest WAP bank.

"It's important to us that our customers be able to access our bank services without having to be at their computers. In addition, we are able to offer a number of other mobile services through our collaboration with Halebop. These include checking currency-exchange rates, housing-loan-interest rates and the latest financial and stock-exchange news", says Jan Lagewald of Swedbank.

With its 830,000 customers, Swedbank is Sweden's leading Internet bank today. Halebop has 350,000 users.

"Together, we reach an awfully big group of customers. And they are customers who want a high level of customer-care and easily accessible services. That is why it also feels important to be able to offer banking services — along with our array of other services — directly via the mobile-telephone", says Hans-Anders Karlsson, Marketing Director at Halebop.

This collaboration between Swedbank and Halebop will be enlarged, bringing yet more banking services directly to customers' mobile-phones.

Additional information:
www.foreningssparbanken.se
Jan Lagewald, Project Manager, FöreningsSparbanken via Internet
Phone: +46 8 5859 2033,
jan.lagewald@foreningssparbanken.se

www.halebop.com
Hans-Anders Karlsson, Marketing Director, Halebop
Phone: +46 8 750 561 6606
hans-anders.karlsson@halebop.net

Halepob is an independent mobile-phone portal that provides services for mobile-phone users. Actual delivery of such services is by Halebop partners that want to reach mobile-phone users. For users, Halebop strives to be a starting point, a meeting place, for mobile-phone services: the best wireless mobile-phone portal. For partners, Halebop offers the best distribution platform and know-how in mobile-telephone services. Halebop's services work regardless of the mobile-phone service provider, terminal or access technique used.

Halepob has its origins in a collaboration of many years' standing between Oracle and Telia. At www.halebop.com, you will find advanced mobile-phone services in a rich assortment of other services that can be used by everyone.

Swedbank

January 22, 2001

Swedbank provides wireless banking via PDA

Swedbank customers can now use their Palm Pilot PDAs to log into the bank's WAP services through the Internet. Making this possible is a programme that can be downloaded from the bank via the Internet. This solution means that customers who lack WAP phones but do have GSM phones can access Swedbank's WAP services via their Palm Pilots. The programme that makes all this possible is a WAP browser developed by AU-System, a leading Mobile Internet consultancy.

"It's important to us to maintain a high level of service, which is why we're now providing our customers yet another means of accessing our bank services", says Håkan Nyberg, Manager of Swedbank's Bank via Internet. "With this solution adapted to the Palm Pilot personal digital assistant, even more people are going to be able to use the WAP services we offer."

Swedbank's collaboration with AU-System makes it the first Swedish bank able to offer an alternative to WAP phones for wireless access to Internet-based bank services. The customer uses the infrared port of an ordinary GSM mobile phone to connect the PDA to the Internet. AU-System is the first company to develop a WAP browser for the Palm Pilot, and AU-System's contract with Swedbank authorises the bank to distribute the programme freely to its customers for a year.

"We're a company that strives to remain at the leading edge of technology, while at the same time understanding what the customer wants. That's why it's particularly stimulating to us to be in on developing the mobile bank of tomorrow", says Magnus Lagerqvist, Market Area Manager, AU-System.

For further information, please contact:
Jan Lagewald, Project Manager, FöreningsSparbankens Bank via Internet
Phone: + 46 8 58 59 20 33

Anders Lindquist, Market Area Manager, AU-System (www.ausys.se)
Phone: + 46 70-609 84 19

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 59.7 per cent to 62.2 per cent.

The acquisition will be effected through the utilisation by Arbejdsmarkedets Tillæegspension (ATP) of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay over DKK 170 million for 25,025 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers — among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström,
Deputy CEO and Executive in Charge of International Bank Alliances
Phone: +46 8 5859 1397

Staffan Salén
Deputy CEO and Chief Information and Investor-relations Officer
Phone: +46 8 5859 2779

Swedbank

from FöreningsSparbanken

February 14, 2001

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 62.2 per cent to 64.7 per cent.

The acquisition will be effected through the utilisation by Lønmodtagernes Dyrtidsfond, LD, of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay over DKK 170 million for 25,000 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers — among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström,
Deputy CEO and Executive in Charge of International Bank Alliances
Phone: +46 8 5859 1397

Staffan Salén
Deputy CEO and Chief Information and Investor-relations Officer
Phone: +46 8 5859 2779

from FöreningsSparbanken

February 14, 2001

Swedbank

FöreningsSparbanken launches Firstviewbank, its new Internet bank in Denmark

FöreningsSparbanken's new Danish Internet bank – Firstviewbank – is opening today. The new bank has been developed in collaboration with FIH in Denmark, but is owned by FöreningsSparbanken.

Firstviewbank offers the Danish household market a unique concept with a highly individualised web site for family finances, combining ordinary banking services with highly developed information and dialogue services in collaboration with external Danish partners. The bank's management aims to attract 100,000 – 150,000 customers within three years.

"The launch of Firstviewbank involves an exciting and very positive development of financial service offerings on the Internet. Firstviewbank represents a long-term initiative in the Danish market. It also represents yet another stage in the implementation of the seven-point programme presented by Birgitta Johansson-Hedberg when she took over as CEO of FöreningsSparbanken last spring. Our initiative in Denmark marks an important development in our presence in the Nordic and Baltic regions, and it also means that we are advancing our positions within e-business," says Gert Engman, Deputy Managing Director and Head of e-Business at FöreningsSparbanken.

Firstviewbank is being presented at a press conference in Copenhagen this morning.

For more information, please contact:

Gert Engman, Executive Vice President responsible for e-business Swedbank,
Phone: +46 705 90 38 18

Einar Frydén, Communication Manager for e-Business,
Phone: +46 705 11 00 33

Pressrelease

6 March 2001

Roadshow to present SEB Swedbank

Today, Tuesday, sees the start of a series of meetings with investors in Sweden and abroad to present the proposed merger between Swedbank and SEB. Swedbank participants are President and CEO Birgitta Johansson-Hedberg and CFO Fredrik Nyblæus; SEB participants are President and CEO Lars Thunell and CFO Anders Rydin.

The presentation materials to be used in the meetings will accessible via the banks´ respective Internet home pages starting at 1200 hours Central European Time (UTC + 1) today.

For further information:

Staffan Salén, Executive Vice President and Head of Information and Investor Relations, Swedbank, phones: +46 8 585 927 79 or +46 705 310 111

Jesper Berggren, Chief Public Information Officer, Swedbank, phones: +46 8 585 924 78 or +46 705 493 767

Lotta Treschow, Head of Investor Relations, SEB, phones: +46 8 763 9559 or +46 707 639 559

Boo Ehlin, Chief Public Information Officer, SEB phone: +46 707 638 577

FöreningsSparbanken and SEB create European financial group

The Board of Directors of FöreningsSparbanken and SEB have decided that the companies will merge. The name of the new bank will be SEB Swedbank. The companies complement each other well. FöreningsSparbanken has an extensive local presence in the Nordic countries and many private customers. SEB has an international direction and focuses on large companies and financially active customers. The merger gives good opportunities for continued growth and the creation of a European financial group.

The new group will have 35,000 employees, SEK 1, 300 billion in assets under management, and a joint market value of about SEK 150 billion. The merger will take place through a legal merger between FöreningsSparbanken and SEB as equal parties. The merger requires approval from the concerned authorities.

"The merger strengthens FöreningsSparbanken's local power within its corporate operations, thanks to SEB's broad competence and international network. At the same time, FöreningsSparbanken's urban presence will be improved to the benefit of our customers, and thanks to SEB's branch office structure", says FöreningsSparbanken's Chairman Göran Collert.

"By utilising the new group's joint experience, competence and financial strength, we will have improved opportunities for growth in Europe", says SEB's Chairman of the Board Jacob Wallenberg.

The customer offering in the Nordic countries is improved. The banks' complementary distribution channels enable a further development of a competitive and locally established bank with comprehensive products and service for private individuals, companies, municipalities and organisations.

"We complement each other well, and the addition of SEB's office network will increase the local availability to banking services. This will be advantageous to our customers", says FöreningsSparbanken's Managing Director and CEO Birgitta Johansson-Hedberg.

The customers, private individuals as well as corporations and institutions will receive better service, availability and a more competitive and broader range of products and services, also from other suppliers. This means better conditions for a long-term local presence on the retail side, ensured international competence and lower charges.

The merger is expected to yield annual cost savings of SEK 2.5-3.0 billion, mainly at a central level, within the IT area, within the product companies but also as a result of overlapping branch office networks. No dismissals will occur as a consequence of the merger. However, the number of employees is expected to be reduced by 2,000 persons during a three-year period, which is expected to happen through natural retirement.

In addition, the merger denotes that the new group's international presence can be fortified. A continued European expansion will be carried out from a base in the Nordic countries, the Baltic Sea area and Germany. It will be possible to increase the growth rate in existing markets, and some of the new group's most attractive services, such as e-banking and investment products for financially active customers, can be introduced in new countries.

SEB's Managing Director and CEO Lars H Thunell emphasises the importance of the Internet services:

"Together, we will consolidate our successes within e-banking, where we both are world leading. Through the merger, resources for development will be released, so that we will be able to offer the best financial services to the customers in the future as well. This also means that we will be able to export our knowledge and start more operations on new markets."

The Board of Directors will have two co-chairmen, with Göran Collert as legal Chairman until the annual general meeting in 2003, when Jacob Wallenberg will be suggested as Chairman. Lars H Thunell will be Managing Director and CEO, and Birgitta Johansson-Hedberg will be deputy CEO.

A press conference regarding the merger will be held on Thursday 22 February 2001, 10:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre.

An analyst conference will be held on Thursday 22 February 2001, 15:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre. The conference can be listened to on +44 (0)20 8781 0562 (extra number +44 (0)20 8781 0563).

The conference can be listened to later during one week on +44 (0)20 8288 4459 code 69 69 32.

Welcome!

Contact persons FöreningsSparbanken

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

Contact persons SEB

Gunilla Wikman,
Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin, Press Officer

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow,
Head of Investor Relations

+ 46 (0)8-763 95 59

FöreningsSparbanken and SEB to merge

- The merger between two complementary banks creates Sweden's leading financial group with an improved range of services and products. The enlarged group will be strongly positioned for continued growth and forming a European financial services group

- The new group will have a total market value of approximately SEK 150 billion, approximately 11 million customers in Europe, approximately 2 million Internet customers, assets amounting to more than SEK 2,000 billion, about SEK 1,300 billion under management and 35,000 employees, of which 19,000 in Sweden

- Annual cost savings are expected to amount to SEK 2.5-3.0 billion, principally at the central units, within IT and the product companies, but also as a consequence of an overlapping network of branch offices

- The merger will be conducted through a legal merger. At the exchange of shares in the merger, the value of 4 shares in FöreningsSparbanken will be equivalent to the value of 5 shares in SEB. This means that present shareholders of FöreningsSparbanken will hold approximately 48.5 per cent of the new group and SEB's present shareholders will hold approximately 51.5 per cent

- The intention is that Göran Collert and Jacob Wallenberg will be co-chairmen with Göran Collert as legal Chairman, Lars H Thunell will be Managing Director and CEO of the new group, and Birgitta Johansson-Hedberg will be Deputy Managing Director and Deputy CEO.

- The completion of the merger is conditional upon, among other things, the approval at extraordinary general meetings of both banks and necessary approvals from the Swedish Government and relevant authorities including, amongst others, the EU.

Benefits of the merger

The merger between FöreningsSparbanken and SEB delivers strong benefits for:

- The customers, private individuals as well as corporations and institutions, who will receive better service, better access and a more competitive and broader range of products and services. This means better conditions for a

long-term local presence on the retail side, ensured international competence and lower charges,

- The shareholders, who will profit from the efficiency gains created and from the new group's improved strategic position and growth opportunities, and the improved liquidity and the expected increased interest in the share,

- The employees, who will have a new employer who can offer more stimulating assignments and personal development, both in Sweden and abroad. The new group's future growth opportunities also denote the creation of a more attractive workplace, which is positive for the employees as well as for the new bank's future profitability and competitiveness,

- The Swedish community, which through the merger will be guaranteed a solid and nation-wide financial infrastructure that will be of advantage to the community's development on a long term basis. The merger also promotes the continuance and further development of a strong, competitive, and locally based bank alternative with a complete range of products and services for private individuals as well as corporations. The new group will be the base for the formation of a European financial group.

Background

The financial sector in Europe is undergoing extensive changes as a result of globalisation, continued deregulation and new technology. This has lead to changed customer behaviour and increased competition. In addition the introduction of the common European market and the Euro has increased the need for further structural changes.

This development has led to existing banks, insurance companies and other financial services providers developing their services and products, and adjusting their way of marketing and providing these services, as competition from other financial services providers increased.

Private customers require more products and services, more qualified, and at the same time personal advice, multiple channels for deposits, advice and payment services. At the same time, there is a strong demand for personal service at local branch offices. In addition to this, the corporate customers' requirements for international and specialist expertise are continuously increasing.

In order to meet these demands, banks and other financial services players on the financial market have to increase their efficiency and competence through staff development and the use of new technology.

In order to be able to maintain and further develop competitive customer offerings, it requires investments in information technology and competence development. Only those banks that are international and efficient enough are able to sufficiently meet these requirements, allowing them to offer a complete range of financial services in Sweden in the future, for individuals as well as for companies.

Rationale

Against this background, FöreningsSparbanken and SEB recognised the need for growth in the home markets in the Nordic countries and the Baltic States, as well as in the rest of Europe, and the need for development of modern products and services that are based on the use of new technology and expert personal advice. By combining the best of both banks' products and experience, greater opportunities for continued growth in specific areas within the European financial sector will be realised.

The merger is between two parties who essentially share the same view on future threats and opportunities. At the same time, the two parties have different backgrounds and complement each other well, for example with regards to customers and products. Furthermore, the geographical spread of the branch office network will be increased, new products and new expertise added, benefiting both banks' existing private and corporate customers. Through the merger, greater opportunities for asset management, development of IT and Internet solutions, among other things, will be created, which will result in a more attractive customer proposition.

Vision

The new group's vision is to create a leading customer oriented European financial group based upon a broad Swedish base, through a combination of personal service/advice, local presence and modern technology.

Strategy

The strategic direction can be divided into three main groups.

1. Improving the Swedish customer offering.

- Increase service and improve advice to the customers through better access due to the two companies' complementary distribution networks.

- Improve customer satisfaction and loyalty through offering broader, complementary and more customised services and products. To a greater extent, this includes third parties' products. In addition to this, small and medium-sized corporate customers will have better access to the expertise and range of products that the new group will further develop for the larger corporations, especially in the international area.

- Increase cost efficiency through the reduction of overlapping activities, coordination of investments within the IT area, in addition to knowledge transfer between the two groups ("best practice").

2. Increase growth within existing markets in Europe.

   - Strengthening FöreningsSparbanken's and SEB's existing operations in the Nordic countries, the Baltic States, Germany and the UK through acquisitions and co-operations.

   - Enhance the value of these investments through the use of existing competence and experience from the Swedish operations. This includes the two groups' success in migrating customers to e-banking, cross selling life insurance products and investments products, and corporate services.

3. Increase the expansion rate within attractive growth areas in new countries.

   - Use the combined strength and expertise in order to create growth in new geographical markets.

   - This will be achieved through co-operations, alliances, acquisitions and organic growth.

The ambition is to substantially increase the share of the new group's value originating from operations outside Sweden.

Improved customer offering

From a customer point of view, FöreningsSparbanken and SEB complement each other in a unique way. FöreningsSparbanken is characterised by a well-established local presence and has today, together with the independent savings banks and the partly-owned banks, a prominent position all over the country, among private individuals and small and medium-sized corporations as well as organisations, municipalities and county councils. For historical reasons, SEB has a clear large-scale corporate profile and is a leading bank in the urban regions. SEB also has a particularly prominent position in the affluent market segment. The access for both banks' customers will be improved with respect to branch office coverage in Sweden. This is particularly true for SEB's customers who in addition to SEB's

existing branch offices will have access to a further 919 branch offices through the merger with FöreningsSparbanken.

The merger will make it possible to further develop a strong, competitive, and locally based bank alternative with improved products and services for private individuals as well as corporations and institutions. The new group's joint resources will, among other things, enable the development of new mutual funds with variable fee structures. The merger will also benefit the customers in the form of reduced fees.

Branding

The proposed name of the new group is SEB Swedbank. For the Swedish retail operations, the name will be FöreningsSparbanken with its current logo, SEB Enskilda Banken for the affluent market segment, and SEB for wholesale-banking and the international operations.

The new group will continue to use its leading brands in its different operations.

Competence- and employee development

Offering an attractive employment environment is of critical long-term importance to a financial group's future profitability and competitiveness. The SEB Swedbank group will be able to offer new and improved career opportunities across all work categories.

The increased focus on qualified advisory services, both to private individuals and corporations, will also provide opportunities for competence development for employees in different parts of the new group. In addition, a larger and more international group has the ability to attract and develop competent employees to a greater extent.

FöreningsSparbanken employees' decision participation agreement ("IDA") will form the basis for the integration process in Sweden and the formulation of the new group's Swedish agreement on employee decision participation agreement. Among other things, this implies employee representation at the Group Executive Committee's meetings.

Financial effects

Cost savings

The merger creates opportunities to improve the efficiency through rationalizations, especially within central units, IT and product companies. Savings will also occur as a result of the coordination of about 100 local branch offices.

The annual cost savings as a result of the merger are estimated to SEK 2.5-3.0 billion, with full effect during 2005. In a number of areas including, amongst others, IT and e-banking, the effects will be realised sooner. These will be in addition to the effects of the on-going internal improvement programs.

The number of employees in both banks is expected to be reduced by around 2,000 persons in total as a result of the merger. The reductions will take place during a three-year period through natural staff turnover and retirement programmes. No lay-offs will take place as a consequence of the merger.

Savings area	MSEK
Central units, product companies etc.	1,350-1,600
IT	600-700
Swedish retail	400-500
e-banking / Internet	150-200
Total	**2,500-3,000**

Revenue enhancements

The merger leads to significant potential for revenue increases, especially as a result of lower funding costs and improved product offerings. The revenue enhancements are estimated to exceed possible revenue losses. The merger will, in the future, also bring further positive effects as a result of "best practice" and increased opportunities for internal bench marking.

Restructuring costs

Total restructuring costs are expected to amount to approximately SEK 4 billion, and be covered by payments from pension funds and the divestment of branch offices although timing differences may arise.

Financial targets

SEB Swedbank's overall financial target is to create shareholder value on the same level as the best European financial groups. The most important other financial targets are:

- Return on equity in the group exceeding 15 per cent
- Capital adequacy and core capital ratio that allows for long term financial stability
- Core capital ratio shall be in the interval 6.5 to 7.5 per cent, long term
- Capital adequacy shall be at least 10.5 per cent
- Capital shall be allocated to each business area in proportion to risk, strategy and financial needs
- Pay-out ratio shall be at least 30 per cent of net income, subject to future expansion and growth requirements

Board of Directors and Management

The Board of Directors of SEB Swedbank is proposed to consist of 12 ordinary members and the Chief Executive Officer as well as the Deputy Chief Executive Officer as deputy member, excluding employee representatives.

The principal owners of each bank intend to appoint an equal number of members from each ownership interest.

The following is proposed:

Co-chairmen: Göran Collert and Jacob Wallenberg, with Göran Collert as legal Chairman until ordinary general meeting 2003, when he leaves the Board and Jacob Wallenberg will be proposed Chairman and the existing principal owner in FöreningsSparbanken nominates the 1:st deputy Chairman.

Other Board members will be nominated within a month.

Lars H Thunell is proposed to become Chief Executive Officer and Group Managing Director in the new group and Birgitta Johansson-Hedberg is proposed to become Deputy Chief Executive Officer and Deputy Group Managing Director.

The principal shareholders agree on appointing an election committee prior to the ordinary general meeting 2002.

Division managers and leading executives are assigned to be proposed in concert with the respective Board of Directors within a month.

Organisation

The new bank's business operations will be divided into four divisions. The management of these will be carried out via internal boards consisting of members from the Group Management with the Group Managing Director as chairman.

A limited number of group staff will support the Group Managing Director in issues regarding management, credit, allocation of capital, risk management, group strategy, employee development, etc.

The four divisions are:

- **Retail and Private Banking in Sweden**

The division includes:

- Both banks' Swedish retail businesses, and the phone– and Internet businesses that serve private individuals and small and medium sized corporations.
- Private banking that is built on SEB's customer offering targeted at the affluent market segment.
- Products/processes that include FöreningsSparbanken's and SEB's mortgage-, card- and payment businesses, i.e. FöreningsSparbanken Kort, SEB Kort, Spintab, SEB Bolån FöreningsSparbanken Finans, SEB Finans, and Kundinkasso.
- The co-operation with partly-owned banks and independent savings-banks in Sweden.

The branch office business in Sweden is organised in local banks with Board of Directors of their own where one or more offices are included, as in the case of FöreningsSparbanken.

- **Retail and Private Banking International**

The division includes FöreningsSparbanken's and SEB's operations in Germany, the Baltic States and Poland as well as retail operations in Norway, Finland, Denmark, the UK, Luxemburg and Switzerland.

- **Corporate and Financial Institutions**

The division consists of SEB Corporate & Institutions, Swedbank Markets, and FIH.

- **Investment Management/Life**

The divison consists of the banks' capital- and fund management business, which includes Robur Fonder, Robur Kapitalförvaltning, Gyllenberg, SEB Invest and SEB Fonder as well as life insurance operations, Robur Försäkring and SEB Trygg Liv.

The independent savings-banks

FöreningsSparbanken has for a long time pursued a co-operation with the independent savings-banks and partly-owned banks. Currently, FöreningsSparbanken cooperates with 80 independent savings-banks, and 6 partly owned banks. SEB has offices in about 40 locations where these are operating. The intention is to offer independent savings-banks and partly-owned banks the opportunity to acquire SEB's branch office businesses, including existing service- and product offerings.

Recommendation from the Boards of Directors

Both the Boards of Directors of FöreningsSparbanken and SEB are of the opinion that a merger of FöreningsSparbanken and SEB is beneficial for both of the banks' shareholders, customers and employees. Furthermore, the Boards of Directors are of the opinion that the terms of the merger are fair for both sets of shareholders.

In the light of the above, the Boards of Directors of FöreningsSparbanken and SEB recommend their shareholders vote for a realisation of the merger.

Structure for the merger

Merger agreement and legal merger

The merger is intended to take place based on a merger agreement that the banks have contracted. According to the agreement,the merger is intended to take place through a legal merger. The banks' Boards of Directors will prepare a merger plan that will thereafter be submitted to extraordinary general meetings in both banks. Thereafter, permission to complete the merger is applied for from the Swedish Government, which among other things presupposes that concerned competition authorities have agreed to the merger.

Both of the banks have in the merger agreement committed themselves to work towards the execution of the merger by, among other things, recommending their shareholders to vote in favour of the merger.

The merger plan will state which one of the banks that technically will be absorbed by the other bank *(absorption)*. The merger plan will be based on an exchange ratio of 5 new shares in SEB for 4 shares in FöreningsSparbanken if FöreningsSparbanken will be absorbed by SEB; or conversely, 4 new shares in FöreningsSparbanken for 5 shares in SEB if SEB will be absorbed by FöreningsSparbanken. However, if SEB will be absorbed by FöreningsSparbanken, certain adjustments may be made in the exchange ratios for shares of series C in SEB with regard taken to the past relative market pricing of the two series.

The exchange ratio means that existing shareholders of FöreningsSparbanken will have about 48.5 per cent and existing shareholders of SEB about 51.5 per cent of the merged bank.

Whether shareholders of SEB recieve shares in FöreningsSparbanken or shareholders of FöreningsSparbanken receive SEB shares will be based on a number of technical factors with the aim to minimise the costs and time required for the merger and to optimise the total shareholder value for the merged bank and its shareholders.

Essentially, the merger is expected to be carried out without immediate tax consequences for those shareholders who obtain merger consideration in the form of new shares and who have domicile in or permanently reside in Sweden. Present tax regulations require that tax deferral on capital gains as a result of the merger is requested in the tax return according to the law on share for share exchanges. For foreign shareholders who receive merger consideration, tax effects should be considered on the basis of the relevant home jurisdiction.

No commission will be charged.

Shareholders in FöreningsSparbanken and SEB respectively will be entitled to dividends declared at the 2001 annual general meetings in the banks respectively. The Board of Directors of FöreningsSparbanken have proposed that an ordinary dividend of 5.50 SEK will be paid per share. The Board of Directors of SEB have proposed that an ordinary dividend of 4.00 SEK will be paid per share.

Conditions for completion of the merger

Prior to the completion of the merger, the merger agreement can be terminated, with the result that the merger will not be carried out, mainly under the following conditions:

(a) jointly by the banks, in case the Boards of Directors in both banks would jointly come to the conclusion that it is no longer in the interest of the respective banks or their respective shareholders to complete the proposed merger;

(b) by either bank, if shareholders of one or both banks vote at general meeting on the merger plan, and important proposals related thereto such as contemplated change of company name, and the requisite majority according to the Companies Act or the Articles of Association is not obtained[1];

(c) by either bank, in the case of court order or other decisions issued by any authority, which prevents or makes materially more difficult the completion of the proposed merger, or if necessary permissions from authorities cannot be obtained on conditions that are reasonably acceptable to the bank in question, taking into account the benefits of the merger. The same shall apply if any circumstance occurs that would materially alter the conditions of either bank's current business (including its arrangements of cooperation of major importance) or ownership structure or the like within the scope of the merged bank;

(d) by either bank, if the completion date has not occurred on 31 December 2001 at the latest, provided however that this right of termination may not be exercised by a bank, whose failure to honour its obligations under the merger agreement caused the completion of the merger not to be accomplished by 31 December 2001 at the latest;

---

[1] For these resolutions, a 2/3 majority of shares and votes represented at the general meeting is required. Any change of company name in SEB requires resolutions to be passed on two general meetings, where the latter resolution will require specific supermajority.

(e) by either bank, in case of a material breach of the merger agreement.

Warrants to subscribe for new shares in FöreningsSparbanken

Depending on how the merger is executed, the following will apply for the warrants to subscribe for new shares in FöreningsSparbanken:

In case of SEB being absorbed by FöreningsSparbanken, no adjustments will be made and the warrants will remain outstanding in accordance with the current terms. Trading in the warrants will start in April 2001.

In case of FöreningsSparbanken being absorbed by SEB, the holders of the warrants in FöreningsSparbanken will receive equivalent instruments in the merged bank or other compensation on market terms.

Preliminary time plan

The annual general meetings of FöreningsSparbanken and SEB respectively will be held on 5 April 2001 as already announced.

At the annual general meetings, further information regarding the proposed merger will be given. It should be noted that the annual general meetings will not vote on the approval of the merger. Instead, extraordinary general meetings will be held for this purpose after the formal announcement of the merger plan. Well in advance of the extraordinary general meetings, the banks will further distribute information material about the suggested merger to the shareholders of FöreningsSparbanken and SEB.

Following the extraordinary general meetings, the banks will apply for the permission of the Swedish Government and the Financial Supervisory Authority to complete the merger, which among other things presumes that necessary competition clearances will have been obtained. Due to the uncertainty of the timing of these permission procedures, it is at present not possible to assess as to when the merger will be completed and trading in shares in the merged bank will commence. Until then, both banks will continue to be listed as before and to operate in full competition.

Financial pro forma information

The pro forma information is a summation of the groups' legal accounts based on the banks' interim reports for 2000.

The merger is carried out on a merger-of-equals basis and using the pooling methodology.

Neither efficiency gains nor restructuring costs have been taken into account. Transactions between the groups have not been adjusted for.

Profit and loss statement 2000 pro forma summary

(SEK M)	**FSPA**	**SEB**	**New group**
Net interest income	13,589	11,556	25,145
Net commission income	6,784	13,463	20,247
Net result of financial transactions	1,694	3,544	5,238
Other operating income	1,936	3,085	5,021
Total income	**24,003**	**31,648**	**55,651**
Staff costs	-6,734	-12,234	-18,968
Other operating costs	-6,985	-10,048	-17,033
Total costs	**-13,719**	**-22,282**	**-36,001**
Result before loan losses	**10,284**	**9,366**	**19,650**
Loan losses and other write-downs, net	-1,115	-890	-2,005
Share of profit of associated companies	197	104	301
Operating profit from insurance operations1)	-	220	220
Operating profit	**9,366**	**8,800**	**18,166**
Pension compensation and other appropriations	-5	943	938
Profit before tax	**9,361**	**9,743**	**19,104**
Taxes	-2,476	-2,856	-5,332
Minority interests	-501	-245	-746
Net profit for the year [2)]	**6,384**	**6,642**	**13,026**

1) Insurance operations are reported as net figures separately in accordance with the demands from the Financial Supervisory Board (Finansinspektionen).

2) SEB also reports operational result which includes changes of surplus values in the life insurance operation. Operational result after taxes amounted to SEK 6,885 million in 2000.

Balance sheet 31 December 2000 pro forma summary

(SEK bn)	FSPA	SEB	New group
Lending to the public	630	606	1,235
Lending to credit institutions	130	165	295
Interest-bearing securities	60	158	219
Other assets	109	194	303
Total assets	**929**	**1,123**	**2,052**
Deposits and borrowing from the public	247	420	667
Amounts owed to credit institutions	126	217	344
Debt securities in issue	380	199	579
Subordinated liabilities	29	31	61
Other liabilities	112	213	325
Shareholders' equity	35	42	77
Total liabilities and shareholders' equity	**929**	**1,123**	**2,052**

Key ratios and per share data 2000 pro forma

	FSPA	SEB	New group
Return on equity, % 1)	19.4%	17.8%	18.5%
Earnings per share (FSPAR surviving), SEK	12.10		11.93
Earnings per share (SEB surviving), SEK		9.43	9.55
Equity per share (FSPAR surviving), SEK	66.22		70.15
Equity per share (SEB surviving), SEK		59.06	56.12
I/E-ratio before loan losses	1.76	1.42	1.55
E/I-ratio before loan losses	0.57	0.70	0.65
Capital adequacy ratio, %	10.8%	10.8%	10.8%
Primary capital ratio, %	6.9%	7.4%	7.1%
Loan loss ratio, net %	0.2%	0.1%	0.1%
Provision ratio for doubtful claims, %	105%	49%	58%
Share of doubtful claims, %	0.0%	1.4%	0.6%
Number of shares (FSPAR surviving), million	527.8		1,091.52)
Number of shares (SEB surviving), million		704.6	1,364.3

1) Net profit for the year in relation to the average of shareholders' equity at the beginning of the year and at year-end.

2) The exchange ratio of 4 new shares in FöreningsSparbanken for 5 shares in SEB has been used for all shares, however see page 13 regarding exchange conditions for shares of series C.

Ownership structure of the new group

After a merger the shareholding in SEB Swedbank will be distributed as follow:

Shareholders	Share of capital
Sparbanksstiftelser	9.6%
Wallenbergstiftelserna	5.5%
Investor	5.2%
Trygg Stiftelsen	4.8%
SPP	3.4%
Fristående sparbanker	3.2%
SEB Fonder	2.3%
Lantbrukskooperationen	1.6%
Skandia	1.2%
Robur	1.2%
SPK	1.2%
SEBs personalstiftelser[1)]	1.1%
Other shareholders	59.7%
Total	**100.0%**

1) EB-stiftelsen, SB-stiftelsen and SEB vinstandelsstiftelse

Advisors

Merrill Lynch and Lenner & Partners are advisors for FöreningsSparbanken in relation to the merger.

Enskilda Securities and JP Morgan are advisors for SEB in relation to the merger.

Stockholm, 22 February 2001

FöreningsSparbanken AB (publ) Skandinaviska Enskilda Banken AB (publ)

Board of Directors Board of Directors

A press conference regarding the merger will be held on Thursday 22 February 2001, 10:00, at Armémuseum, Riddargatan 13, Stockholm in Druvan's conference centre.

An analyst conference will be held on Thursday 22 February 2001, 15:00, at Armémuseum, Riddargatan 13, Stockholm i Druvan's conference centre.

The conference can be listened to on +44 (0)20 8781 0562 (extra number +44 (0)20 8781 0563). The conference can be listened to later during one week on +44 (0)20 8288 4459 code 69 69 32.

Welcome!

<u>Contact persons FöreningsSparbanken</u>

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

<u>Contact persons SEB</u>

Gunilla Wikman,
Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin, Press Officer

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow,
Head of Investor Relations

+ 46 (0)8-763 95 59

This press announcement may not be distributed or made public in the US or Canada or in any other country where such distribution presumes registration authority- or other measures than those that are followed by Swedish Law.

FöreningsSparbanken in short

FöreningsSparbanken is one of the largest banking groups of the Nordic countries and is due to the co-operation with the independent savings-banks and partly-owned savings-banks, nation-wide with 6 million customers in total in Sweden. FöreningsSparbanken also has operations in Finland, Norway, Denmark, Estonia, Latvia, Lithuania, Great Britain, Luxemburg, USA, Japan and China. The group has a balance sheet total of about SEK 929 billion and the number of employees is about 13,000.

SEB in short

SEB is a European financial group especially for corporations and financially active private individuals. SEB has 670 branch offices in Sweden, Germany and the Baltic States, with 4 million customers in total. Of these, 850,000 are Internet customers. SEB also has operations in the rest of the Nordic countries, Great Britain, Luxemburg and Switzerland. The balance sheet total is SEK 1,123 billion and assets under management amount to SEK 910 billion. The number of employees amount to 21,500.

Swedbank

Press Release
from
FöreningsSparbanken and independent savings banks

March 7, 2001

Bank customers given increased access to counter service

FöreningsSparbanken and the independent savings banks, who already has the largest branch office network among Swedish banks today, are extending their distribution network on the basis of a collaboration agreement with Posten. The management of FöreningsSparbanken predicts that by the summer, customers will be able to receive simple counter services at post offices and through rural postmen.

"Alongside the independent savings banks, we are represented at over 900 branches around Sweden today. The agreement with Posten will provide our customers with access to counter services in another 1,350 places. They can also obtain the same service from the 2,700 rural postmen," says Ingrid Persson, Head of Retail.

By the summer holiday season, customers of both FöreningsSparbanken and the independent savings banks will be able to start depositing and withdrawing money from their accounts and paying their bills at Posten.

"Although there is a sharp rise in the use of Internet and telephone banking services, we know that the branches and physical meeting places are very important to many of our customers. It's therefore very positive that we are now boosting our distribution network and raising counter service availability in many areas throughout Sweden," says Ingrid Persson.

For further information, please contact:

Ingrid Persson, Executive Vice President and Head of Retail,
tel. +46 8 585 927 10
Jesper Berggren, Press Manager, tel. +46 8 585 924 78, +46 705 493 767
Erik Hägglöv, Representative of the National Association of Independent Savings Banks, tel. +46 911 231 422, +46 706 966 110

Swedbank

Press Release
from FöreningsSparbanken

March 30, 2001

FöreningsSparbanken starts selling external funds

FöreningsSparbanken has now entered an agreement with a number of external fund managers. In the near future FöreningsSparbanken's customers will, in addition to Robur's fund range, be offered 24 funds from seven different fund companies.

"This is the first step in FöreningsSparbanken's strategy to open up the value chain and offer a broader range in our sales channels, including other suppliers' services," says Ingrid Persson, Vice President and Head of Retail at FöreningsSparbanken.

The managers and funds in question are:
Schroder Investments: US Smaller Companies Fund, Pacific Equity Fund and Japanese Equity Fund.
Odin: Odin Sweden, Odin Offshore and Odin Norway.
Merrill Lynch Investment Managers: North American Fund, Global Opportunities Fund and Emerging Markets Fund.
J.P. Morgan Fleming Asset Management: JPM Global Healthtech Equity, JPM Global Financials Equity Fund, JPM Global 50 Equity Fund, Fleming Pacific Fund, Fleming European Smaller Companies Fund and Fleming Emerging Markets Fund.
Fidelity Investments: Nordic Fund, European Growth Fund and European Smaller Companies Fund.
ACM – Alliance Capital Management: American Growth Portfolio, International Technology Fund and Global Growth Trends Portfolio.

The sale of funds from the group's Finnish fund company, Aktia, will also be stepped up. The funds offered are Aktia TMT, Aktia Medica and Aktia Capital.

"Our choice of external funds was based on selecting those that have high ratings and are managed by international, reputable fund managers," says Ingrid Persson. "In practise, this has meant that the selected funds can both complement and compete with Robur's range."

For further information, please contact:
Ingrid Persson, Vice President and Head of Retail, phone: +46 8 585 927 10
Jesper Berggren, press manager, phone: +46 8 585 924 78

Swedbank

April 5, 2001

FöreningsSparbanken's Annual General Meeting 2001

The Annual General Meeting of FöreningsSparbanken (Swedbank) in Stockholm on April 5, 2001 approved a dividend of SEK 5.50 per share. The record date for the dividend is April 10. The scheduled dividend payment date is April 17, 2001.

The Meeting also approved the amendment to the bank's Articles of Association, changing the provision on the size of the Board of Directors. According to the amended Articles, the Board now consists of not less than 9 and not more than 12 members and one deputy.

Furthermore, the Meeting resolved that the bank, within its securities operations, may acquire its own shares on a current basis in order to facilitate operations. The decision, which applies until the Annual General Meeting in 2002, allows the bank to acquire its own shares at a price equivalent to the current market price at the time and to the extent that the total holding of such shares at any time does not exceed 5 percent of all shares in the Bank.

The Board consists of 12 members following the Meeting, one more than the Board previously elected by the Meeting. The following current members were reelected: Göran Ahlström, Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per Göran Nyberg, Marianne Qvick Stoltz and Lennart Sundén. The new members elected to the Board were Thomas Johansson, Deputy Chairman of the Federation of Swedish Farmers, and Carl Eric Stålberg, President of JM AB.

Following the Meeting, the Board's presiding officers consist of Chairman Göran Collert, First Deputy Chairman Carl Eric Stålberg, Second Deputy Chairman Bo Forslund, President and CEO Birgitta Johansson-Hedberg, and Deputy President and CEO Nils-Fredrik Nyblæus.

The Board and Auditors following the Meeting are listed in the enclosed appendix.

For further information, please contact:
Göran Collert, Chairman, telephone +46 8 5859 1004
Birgitta Johansson-Hedberg, telephone +46 8 5859 1088
Olov Lydén, Secretary of the Board, telephone +46 8 5859 1566

The Board of Directors and Auditors of FöreningsSparbanken AB/Swedbank

Annual General Meeting, April 5, 2001

BOARD OF DIRECTORS

Göran Collert, Chairman
Carl Eric Stålberg, First Deputy Chairman
Bo Forslund, Second Deputy Chairman
Göran Ahlström
Birgitta Johansson-Hedberg, President
Thomas Johansson
Göran Johnsson
Birgitta Klasén
Kurt Lodenius
Per-Göran Nyberg
Marianne Qvick Stoltz
Lennart Sundén

Employee representatives
Kaisa Bratt
Gith Svensson

DEPUTY MEMBERS

Nils-Fredrik Nyblæus, Deputy to the President

Employee representatives
Per Ekström
Monica Hellström

AUDITORS

Auditors (elected in 1999 for four years)
Authorized Public Accountant Ulf Egenäs, Deloitte & Touche AB
Authorized Public Accountant Torbjörn Hanson, Ernst & Young AB

Auditor appointed by the Swedish Financial Supervisory Authority

Authorized Public Accountant Peter Markborn, Arthur Andersen KB

Deputy Auditors (elected in 1999 for four years)
Authorized Public Accountant Olof Cederberg, Ernst & Young AB
Authorized Public Accountant Jan Larsson, Deloitte & Touche AB

Swedbank

Press Release
from FöreningsSparbanken

April 23, 2001

Hansabank to buy Lithuanian savings bank LTB

Hansabank, 57 % owned by Swedbank (FöreningsSparbanken), and representatives of the Lithuanian state have signed an agreement today providing for the purchase by Hansabank of more than 90% of the Lithuanian savings bank Lietuvos Taupomasis Bankas (LTB). LTB is Lithuania's second-largest bank. The purchase price is LTL 150 million, equivalent to about SEK 375 million at the present exchange rate.

At the same time, Hansabank agrees to invest an additional LTL 150 million over the next 18 months in strengthening LTB's capital base and modernizing that bank's IT systems. The agreement comes into force and the acquisition takes place after a 30-day closing period in accordance with Lithuanian law and is subject to the approval by Lithuania's competition authority.

"It is highly gratifying, both to Hansabank and to Swedbank, that this acquisition is now taking place. It will give the Hansabank Group a strong position in all three of the Baltic States and benefit customers by being the only truly pan-Baltic bank. For Swedbank, this is yet another step in implementing its Baltic Sea strategy", says Anders Sahlén, Senior Adviser in Swedbank and Chairman of the Hansabank Board of Supervisors.

The acquisition merges Hansabank's current subsidiary bank in Lithuania, Hansabankas, with LTB. The resulting bank will have about 36% of the total Lithuanian bank-deposit market and some 25% of that country's bank-loan market.

Hansabank's commitment to modernizing LTB also means that LTB will soon be able to offer the Lithuanian market a broad spectrum of new, up-to-date, banking services.

"With LTB in Lithuania and the Hansabank Group's already very strong position in both Estonia and Latvia, we will further strengthen our network in the Nordic and Baltic Sea areas. Something that for instance our many smaller and medium-sized corporate customers will be able to make use of", says Annika Wijkström, Swedbank EVP and head of business area Alliances.

Swedbank understands that execution of the planned merger of Swedbank and SEB will cause those two bank groups' combined market shares in Lithuania through LTB and SEB-owned Vilnius Bankas to exceed a level acceptable from a competition standpoint. Accordingly, mutual agreement has been reached with the Lithuanian authorities that, after a merger between Swedbank and SEB, the new bank shall decide, within a reasonable period of time, which parts of its Lithuanian holdings will be reduced.

For further information:

Anders Sahlén, Chairman Hansbank Board of Supervisors and Senior Adviser Swedbank.
Phone: (mobile) +46-703-75 00 45
Annika Wijkström, EVP Swedbank and Responsible for Swedbank business area Alliances. Phone +46-8-5859 1397
Einar Frydén, Acting Chief Press Officer, Swedbank.
Phones: +46 8 5859 1630; (mobile) +46 705 11 00 33

Press Release
from FöreningsSparbanken

Swedbank

April 26, 2001

European Investment Bank/Swedbank agreement means new opportunities for business clients

Swedbank has entered into an agreement with the European Investment Bank (EIB) the first Swedish commercial bank to do so concerning a global loan facility. The agreement entails SEK 400 million, which now becomes available to small and medium-size businesses via Swedbank.

The aim of the global loan facility is to make cheaper loans available to small and medium-size companies for financing industrial and infrastructural projects. Areas of particular focus here are health and education, efficient energy utilisation, advanced technologies and environmental protection. Loan terms will be determined by prevailing market conditions and the duration of the loan in question. The minimum loan sum will SEK 1 million; loan durations can range from four to fifteen years, depending on purpose.

-It is gratifying to see the EIB demonstrate by this agreement such faith in our position in the business market in Sweden. The new loan facility will give our clients additional opportunities to finance their operations. That is good for them and good for society. At the same time, it provides us at Swedbank with opportunities for new business, comments Håkan Berg, responsible at Swedbank for small and medium-size businesses.

Further information please contact:
Einar Frydén, Acting Chief Press Officer, Swedbank
Phones: +46-8 585 916 30 or +46-705 11 00 33

Swedbank

May 3, 2001

NetTrade, Swedbank's Internet share-trading service, celebrates fifth anniversary today

Five years ago today, Swedbank's NetTrade began operations, thus enabling private individuals for the first time to buy and sell shares on the Internet via a Net broker in Sweden.

The date was 3 May 1996 and NetTrade today serves some 50,000 customers.

Customers' ability to use the Internet for their share transactions made it possible to lower brokerage commissions from the levels prevailing in the marketplace before the NetTrade innovation. The first customers to be attracted to the new service were those with a keen interest in shares. People's Internet skills, though, could be rather limited in those days, which brought plenty of technical questions to NetTrade's Customer Support.

Today, though, most NetTrade customers see the Internet as a natural part of Swedbank's services. A number of competitors have appeared, and the market is still in a growth phase. But NetTrade has coped well with the competition and continues to attract new customers.

"During these years, we've learned the value of Customer Support and of applying plenty of resources to system capacity and stability. In the future, too, we shall be focusing on accessibility in combination with increased functionality", says Ronny Jacobsson, Shares Manager, Swedbank Markets.

Contacts for further information:
Ronny Jacobsson, Shares Manager, Swedbank Markets, phone: +46 8 5859 2049
Christina Sjöberg, Marketing and Information Manager, Swedbank Markets
phones: +46 8 5859 3710 or +46 70 588 1007

Press release

May 9, 2001

Board of Directors proposed for SEB Swedbank

On February 22 of this year the Boards of Directors of FöreningsSparbanken and SEB announced a proposal to merge the two banks to form SEB Swedbank. The principal shareholders in FöreningsSparbanken and SEB now have announced that the following individuals have been proposed as Members of the Board of Directors of SEB Swedbank:

Göran Collert, *Co-chairman*
Jacob Wallenberg, *Co-chairman*
Carl Eric Stålberg, *Deputy Chairman*, President and Chief Executive Officer of JM AB
Gösta Wiking, *Deputy Chairman*, Chairman of Bure
Ulf Christoffersson, President of Westra Wermlands Sparbank
Claes Dahlbäck, Deputy Chairman of Investor
Bo Forslund, Chairman of Sparbanksstiftelsernas Förvaltnings AB
Penny Hughes, Board Member of Vodafone
Urban Jansson, Chairman of Perstorp
Thomas Johansson, Deputy Chairman of the Federation of Swedish Farmers
Göran Johnsson, Chairman of the Swedish Metal Workers' Union
Birgitta Klasén, CIO of Pharmacia Corp.
Hans-Joachim Körber, CEO of Metro AG
Carl Wilhelm Ros, Board Member of IKEA
Lars H Thunell, President and Chief Executive Officer
Birgitta Johansson-Hedberg, Deputy Board Member, Deputy President and Chief Executive Officer

Employee representatives will be appointed as well.

The aim is to eventually reduce the number of Board Members.

In late May the Boards of Directors of the two banks will sign the legal merger plan that will then be announced. Thereafter a formal application will be submitted to the EU. The Extraordinary General Meetings that will vote on the merger plan are scheduled for late August/early September. A prospectus will be made available well in advance of the meetings.

The work to prepare the integration is progressing according to plan in 18 integration projects and a hundred subprojects.

For further information, please contact:

FöreningsSparbanken	SEB
Göran Collert, Chairman telephone +46 8 5859 1001	Jacob Wallenberg, Chairman telephone +46 8 22 19 00
Staffan Salén, Head of Information and IR telephone +46 8 5859 2779, +46 705 31 01 11	Gunilla Wikman, Head of Group Communications telephone +46 8 763 81 25, +46 70 763 81 25

More information on each bank is available online at www.foreningssparbanken.se and www.seb.se

Swedbank

Press Release
from FöreningsSparbanken

May 17, 2001

FöreningsSparbanken doubles interest paid

FöreningsSparbanken (Swedbank) has decided to double the interest it pays holders of its *Privatkonto* ("Private Account") from 1.75% to 3.50% on balances up to SEK 15.000. The *Privatkonto* is the type of account that most FöreningsSparbanken customers with bank cards use as salary-deposit or pension-deposit accounts.

"We know that many customers find the interest paid on their salary-deposit accounts is too low. Therefore we increase the interest paid on the *Privatkonto*. Most of our customers use the *Privatkonto* for their everyday financial transactions. By increasing the interest we pay on those accounts we further enhance our offer to the great number of our customers", says Birgitta Johansson-Hedberg, President and CEO at FöreningsSparbanken.

The new, higher, interest rate is effective from Tuesday 22 May 2001.

All customers having regular income-deposits made into a Swedbank account, holding a valid bank/charge card and authorized to use giro and/or Internet payment systems can use *Privatkonto*.

For further information:
Ingrid Persson, Executive Vice President and Head of Retail,
Phone: +46 8 5859 2710
Einar Frydén, Acting Press Relations Manager, Swedbank
Phones: +46 8 5859 1630 or +46 7051 10033
E-mail: einar.fryden@foreningssparbanken.se

Press Release
from FöreningsSparbanken

Swedbank

May 28, 2001

Swedbank first Swedish bank in Shanghai

Today the formal opening of the Swedbank Shanghai Representative Office was celebrated by a reception at the Garden Hotel in Shanghai. The Chinese central bank, the People's Bank of China, was represented by Mr. Wang Huaqing, Vice President of its Shanghai Branch. In addition representatives of Chinese and foreign commercial banks and Swedish enterprises participated in the event.

Earlier in the day the Swedbank delegation had a meeting with the Mayor of Shanghai, Mr. Xu Kuangdi. Mr. Xu welcomed the establishment of the Swedbank Shanghai Office, being the first Swedish and Nordic bank office in this city.

Swedbank is one of the oldest and largest banks in Sweden and the Nordic European region. It has the most extensive branch network in the Swedish banking sector, and it is the dominating retail bank in Sweden. It is also a leading provider of financial services to Swedish large corporates as well as to small and medium sized enterprises. In China Swedbank has well-established correspondent relations with a number of banks.

The Swedbank Shanghai Representative Office will support the operations of Swedbank in the whole of China, with a particular aim to facilitate and promote the business in this market of the Swedish and Nordic corporate customers of the bank.

The location of the representative office of Swedbank to Shanghai is motivated by the fact that many Swedish companies are active in this region. "There are some 150 Swedish companies with manufacturing units and representative offices in Shanghai and the provinces close to this city", explains the Chief Representative of Swedbank, Ms. Liu Zhimei. "We intend to provide financial support to them and to their Chinese partners."

For further information please contact:
Magnus Francke, Head of Foreign Units, Swedbank +46 8 5859 1210
Einar Frydén, Acting Press Relation Manager, Swedbank
Phones: +46 8 5859 1630 or +46 7051 10033
Liu Zhimei, Chief Representative Shanghai, +86 21 5830 2302

Press release

2001-06-12

FöreningsSparbanken and SEB file merger notification with EU Commission

FöreningsSparbanken (Swedbank) and SEB have filed the notification regarding the proposed merger between the two banks with the Commission of the European Communities. The Commission's formal investigation can thus commence.

The EU Commission's clearance is expected in the end of July, at the earliest. If the Commission calls for an extended investigation of the merger, a final clearance is expected in November, at the latest.

For further information please contact:

FöreningsSparbanken
Nils-Fredrik Nyblaeus,
Integration officer
telephone +46 8-5859 2532
Staffan Salén,
Head of Information and IR
telephone +46 8 5859 2779, +46 705 31 01 11

SEB
Lars Gustafsson,
Integration officer
telephone +46 8-22 19 00
Gunilla Wikman,
Head of Group Communications
telephone +46 8 763 81 25, +46 70 763 81 25

More information on each bank is available online at www.foreningssparbanken.se and www.seb.se, and on integration planning at www.sebswedbank.aboutmerge.com.

BANKERNAS ID-TJÄNST

PRESS RELEASE, June 27, 2001

Six Swedish banks and IBM to set up a new ID service for secure identification and signing over the Internet

The six banks that make up The Swedish Banks' ID Consortium (Bankernas ID-konsortium) have now signed contracts with IBM for the supply of the technical services needed to realize the Swedish Banks' ID Service.

The Swedish Banks' ID Service (Bankernas ID-tjänst) is a collaborative project between Danske Bank (in Sweden), FöreningsSparbanken, Handelsbanken, IKANO Banken, SEB and SkandiaBanken. The banks will launch the service in 2002.

Private individuals will then be able to obtain from their bank an electronic key known as a Certificate. This will allow them to identify themselves in a secure way to the websites using the service and thus gain access to personal information stored there. They can also place orders and sign agreements.

Public bodies and companies will be able to purchase ID services from any of the banks in the consortium. This will give them the means of achieving secure electronic communication with all individuals who have obtained Certificates from any of the six banks.

"We believe that our service will contribute to better Internet security and hence to increased use of the Net", says Håkan Nyberg, chairman of the Consortium. "This will be of great value to the public sector, to companies and to individuals. Our system has the potential to achieve a significant breakthrough since we are responding to market forces. There are obvious economic incentives to use the service and go on developing it."

The collaborative project between the banks and IBM includes a 'Certificate Factory', which uses a common Certificate standard. The Certificate Factory, to be supplied by IBM, will produce Certificates for individuals, and is where public bodies and companies check Certificates. IBM will also supply the software that organizations, companies and individuals need to use the Certificates.

For further information please contact:

- Sten Arvidson, FöreningsSparbanken, tel +46 8 585 915 03, e-mail sten.arvidson@foreningssparbanken.se.
- Sverker Arvidson, Handelsbanken, tel +46 8 701 28 53, e-mail svar01@handelsbanken.se.
- Håkan Lundgren, IBM Svenska AB, tel +46 8 793 18 60, e-mail hakan.lundgren@se.ibm.com.

Enclosure: diagram illustrating the Swedish Banks' ID Service

Diagram:


The Swedish Banks' ID Service
E-CUSTOMER
2. The e-customer chooses goods and services on the Net and submits his Certificate to identify himself.
1. In order to do business on the Net, the e-customer must obtain Certificates from his Internet bank, which are then stored on his own hard disk.
CERTIFICATE FACTORY
The "Certificate Factory" produces Certificates – personal electronic keys – for each e-customer, and cancels Certificates if necessary. The system is based on hardware and software from IBM.
3. Public bodies and companies that have bought the Swedish Banks' ID Service from any of the banks check the Certificate's validity.
The Swedish Banks' ID Service, IBM

from FöreningsSparbanken

July 3, 2001

Swedbank

FöreningsSparbanken and the Swedish Golf Union (Svenska Golfförbundet) introduce an internationally unique card concept for Swedish golfers

Update your handicap, pay your greens fees, pay less for fuel, rent a car at an attractive price, buy groceries and take advantage of many more functions all on the same card. This may actually happen for golf-club members in Sweden as a result of collaboration between FöreningsSparbanken and the Swedish Golf Union. They have jointly developed the Golf Card (Golfkortet), sporting a unique chip with a multitude of functions.

"We want to be able to offer the widest and most relevant range possible. Our co-operation with the Swedish Golf Union is part of an ongoing development process to tailor new applications to best serve our different customer segments," says Kennet Karlsson, marketing manager for Cards and Payments at FöreningsSparbanken.

The Golf Card is being tested during the 2001 golf season at the Chalmers Golf Club in Gothenburg, the Ljunghusen Golf Club in Falsterbonäset and the Rönnebäck Golf Club in Malmö. If things go well, the new Golf Card will be gradually introduced at all the golf clubs in the country during next year's season. A golf card that offers the opportunity of a payment function affiliated with MasterCard already exists.

The card's basic offering will function in three ways, as a golf-club membership card, a handicap card and a cash card. It will be issued free of charge to all paying members of the three golf clubs included in the trial. It will also be possible to upgrade the Golf Card to a Golf Plus card, enabling access to an extended range of services and offers. This includes MasterCard, fuel discounts, attractive prices on car rental, comprehensive golf insurance and the opportunity to pay annual membership fees to the club interest-free for six months.

"FöreningsSparbanken's advanced card services combined with offers that are ideally tailored to club members pave the way for a simplified existence for all Swedish golfers, who will now be able to devote a larger share of their spare time to playing golf," says Ingrid Torines-Brandt, IT specialist at the Swedish Golf Union.

A number of companies have participated in the project implementation process, including Alphyra Nordic, Point Transaction Systems AB, ACSC, Epani, Integris, SeaWire and TKS.

For further information about the Golf Card and participating companies, please contact:

Kennet Karlsson, FöreningsSparbanken, phone: +46 70 531 1588, or
Ingrid Torines-Brandt, phone: +46 70 652 0517, or please visit: www.golf.se

Swedbank

August 17, 2001

Swedbank denies reports of Robur divestiture

Today's issue of the Swedish daily newspaper *Sydsvenska Dagbladet* reports that Swedbank will have to divest itself of its investment-fund entity Robur for the EU Commission to approve the bank's merger with SEB. The newspaper cites "sources in Brussels" for its story — although it does not identify those sources.

The allegation is denied by Swedbank's CEO Birgitta Johansson-Hedberg:

"It's not true. There have been no discussions of Swedbank's divesting itself of Robur. The EU's more in-depth, phase-two scrutiny of the matter has just begun. We have submitted very comprehensive material, which the Commission is now analysing."

For further information: Jesper Berggren, Public Information Manager, Swedbank: phone: +46 8 5859 2478

from FöreningsSparbanken

August 29, 2001

FöreningsSparbanken to phase out Danish Internet effort

FöreningsSparbanken (Swedbank) has decided to phase out the operations of its Danish Internet bank, Firstviewbank. The liquidation will take place gradually during the autumn, as Firstviewbank's customers are offered alternative solutions in the Danish market.

The liquidation costs of approximately SEK 60 million will be charged against the third quarter.

"Firstviewbank was started as a pilot operation in February of this year," says Gert Engman, Executive Vice President and Head of Swedbank's E-business area. "Quickly changing market conditions have made it more difficult than we expected to recruit new customers in the Danish market. The road to profitability would be too long, which we are now seeing the consequences of."

FöreningsSparbanken's ownership interest in, and successful cooperation with, the Danish industrial finance company FIH is not affected by the decision.

For further information, please contact:

Gert Engman, Executive Vice President, CIO and Head of FöreningsSparbanken's E-business area, telephone +46 8 585 920 68, e-mail gert.engman@foreningssparbanken.se.
Peter Nordblad, President of Firstviewbank, telephone+45 381 508 16, e-mail peter.nordblad@firstviewbank.com
Einar Frydén, Press Officer, E-business area, telephone +46 8 585 902 32, mobil +46 705 11 00 33, e-mail: einar.fryden@foreningssparbanken.se

Press release

September 12, 2001

Swedish banks receive EU Commission's Statement of Objections

FöreningsSparbanken and SEB have now received the EU Commission's Statement of Objections concerning the competition aspects of the proposed merger between the two banks.

On 12 July, 2001 the Commission announced its decision to start an in-depth investigation of the proposed merger between FöreningsSparbanken and SEB. The Commission's competition authority has now investigated and analysed the competition in the Swedish banking business, and has in a Statement of Objections expressed its objections to the proposed merger in certain areas and the motives therefore. The banks will now analyse the document – which is not intended to be made public by the banks or by the Commission – and subsequently tender their comments to the Commission. In parallel, the banks are conducting a dialogue with the Commission in order to identify the remedies required for a competition clearance of the deal.

Possible remedies must be filed with the Commission by 16 October. The Commission's final decision on the merger is due in mid-November. The proposed merger is intended to be put before the shareholders at Extraordinary General Meetings in the two banks, which are planned for the last quarter of this year.

For further information please contact:

Staffan Salén, Executive VP and Head of Information and Investor Relations, FöreningsSparbanken, phone +46 (0)8 585 927 79 or +46 (0)70-531 01 11
Gunilla Wikman, Head of Group Communications SEB, phone +46-8-7638125 or +46-70-763 81 25

Stockholm, 19 September 2001

Press release

FöreningsSparbanken and SEB break off merger

FöreningsSparbanken and SEB have today withdrawn the notification to the European Commission concerning the planned merger between the banks. Through the decision the merger process between the banks is discontinued.

The Boards of Directors of both banks have unanimously made this decision, since they have established that an approval of the planned merger by the European Commission implies such extensive concessions that the value of the merger would be lost through, among other things, a lack of synergies.

From the objections to the planned merger that the Competition Authority has expressed in its Statement of Objections of 11 September and the subsequent discussions between the banks and the authority, is it evident that the banks and the Commission have strongly diverging standpoints. In order for the merger to obtain approval, far more extensive concessions will be demanded than the banks are prepared to make. It would, among other things, be necessary to dispose of a considerable part of the office network, possibly including product concessions, and thus a very large number of customers and employees. Concessions to such an extent mean that the value of the merger would be lost.

"Our intention was to create value for customers, personnel, shareholders and thereby also for the society, and at the same time create the conditions to take a strong step into the pan-European banking market," says *Göran Collert*, Chairman of the Board of FöreningsSparbanken. "The rules of the EU focus on static market shares and do not take into consideration the dynamics of the market. To divest a large number of customers and personnel in order to reduce market shares, as the Commission requests, is not in line with the vision behind the merger, namely to create value for all concerned parties. The rationale of the merger is still valid, but the EU regulation and its application make it impossible for us to carry through the deal. It calls for reflection that small member states with small populations do not have the same possibility to create effective units as the large European countries do."

"The European Commission and the banks have different views of the Swedish bank market," says *Jacob Wallenberg*, Chairman of the Board of SEB. "In its Statement of Objections the Commission claims that the new bank would gain such a dominant position that not even Nordea and Svenska Handelsbanken

would be able to compete with us. We do not share that opinion. In our view competition is tough and constantly growing as new actors enter the market. This is shown not least by the fact that the prices in the banking sector are lower in Sweden than in the rest of Europe. We regret that the conditions to create a large European bank from a Swedish basis no longer exist as the synergies would be lost through concessions."

In the light of this the Boards of Directors of FöreningsSparbanken and SEB have decided to withdraw their notification to the European Commission. The banks choose to individually seek other ways to develop the respective bank.

FöreningsSparbanken AB (publ)	Skandinaviska Enskilda Banken AB (publ)
Board of Directors	Board of Directors

A press conference will be held on Wednesday 19 September 2001, at 10.30 am at Strindbergssalen, Berns, Stockholm.

Contacts FöreningsSparbanken

Staffan Salén, Executive VP and Head of Information and Investor Relations

+ 46 (0)8 585 927 79
+ 46 (0)70-531 01 11

Jesper Berggren, Press Officer

+ 46 (0)8-585 924 78
+ 46 (0)70-549 37 67

Contacts SEB

Gunilla Wikman,
Head of Group Communications

+ 46 (0)8-763 81 25
+ 46 (0)70-763 81 25

Boo Ehlin, Press Officer

+ 46 (0)8-763 85 77
+ 46 (0)70-763 85 77

Lotta Treschow,
Head of Investor Relations

+ 46 (0)8-763 95 59

Swedbank

Invitation
from FöreningsSparbanken

September 19, 2001

Conference call Wednesday September 19 at 12:30 GMT London time (13:30 CET):

FöreningsSparbanken and SEB today announced that the proposed merger between the two banks will be called off. You are therefore invited to join a conference call held on September 19 at 12:30 GMT London time (13.30 CET).

The call will be hosted by Mrs Birgitta Johansson-Hedberg, President and CEO and Mr Nils-Fredrik Nyblaeus, deputy President and CFO, and Mr Staffan Salén, Head of Information and Investor Relations.

Please call our telephone conference operator Genesys on +44 208 781 0571 ten minutes prior the start of the conference call (quote: ForeningsSparbanken or Swedbank).

If you are unable to participate you can listen to a recording of the conference. The service is available for 5 working days following the conference.
Dial +44 208 288 4459 (access code 645472).

For further information please contact,
Staffan Salén, EVP and Head of Investor Relations and Information
Phone +46 8 5859 2779 or +46 705 310111

Swedbank to start bank for young people

The first bank in Sweden to do so, Swedbank (FöreningsSparbanken) is starting an Internet bank for young people. In addition to simpler banking services, the bank will offer its young account holders such features as interesting articles and games. In a pilot project, some 3,000 youngsters from 15 to 17 years of age will be testing the system until the turn of the year. A full-scale launch is expected to follow in early 2002.

"Young people are a large and important customer group, and many of them already need the bank's services. On the whole, the group is highly computer-literate, which makes it natural for us to commence this service on the Internet," says Håkan Nyberg, Manager of Swedbank's Internet operations.

Banken via Internet—Ung ("The Bank via Internet—Young") will be both useful and fun, giving young people good opportunities for insight into, and control over, their finances.

The service, which is predicated on approval by the minors' parent(s) or guardian(s), will provide account-holders a good overview over their personal finances and enable them to transfer funds among their own Swedbank accounts. The service will also include calculation and budget tools to facilitate goal-oriented saving.

Through contracted third parties, we will also be introducing such value-added functions as current newspaper and magazine articles on topics including travel, music, IT, finance and entertainment.

Banken via Internet–Ung will be based on a wholly new platform exploiting state-of-the-art technology. That same platform, moreover, will underlie Swedbank's future development and provision of services throughout its digital presence: e.g., Internet, mobile services and digital TV.

"Efficient 'recycling' of the services in our third-generation Internet platform and use of a new working method are minimising the time and costs of moving from business idea to up-and-running service in both new and existing channels," says Gert Engman, Executive Vice President, CIO and Head of E-business area at Swedbank.

For further information

Beatrice Nygren-Hjelm, Business Development, FöreningsSparbanken via Internet
Phones: +46 8 5859 3888 or (mobile) +46 70 341 7908
Eva-Kristin Öhman, Marketing Manager, FöreningsSparbanken via Internet
+46 8 5859 1362

from FöreningsSparbanken

Swedbank

October 24, 2001

Swedbank to enhance its local-bank operations

Swedbank is implementing a number of changes aimed at further enhancing its local-bank operations and linking those operations more closely to senior Group management. Swedbank is doing this to emphasise the central role played by those local banks in overall Group strategy.

Birgitta Johansson-Hedberg, Swedbank CEO and Group President, will assume direct responsibility for local-bank operations. At the same time, management is being strengthened by the recruitment of Göran Gunnarsson as an executive vice-president of the bank and as Deputy Head of Local-bank Operations. Mr Gunnarsson thereby returns to Swedbank after a two-year stint as CEO of Samhall AB.

The former head of Swedbank's local-bank operations, Ingrid Persson, remains a Swedbank executive vice-president and will now be dealing with retail-sector issues.

"It's exciting and stimulating to be back with Swedbank again," says Göran Gunnarsson, "and I'm looking forward to further enhancing the bank's position in the Swedish market."

Birgitta Johansson-Hedberg remarks, "Developments we've seen in recent years show the growing strategic importance of our local-bank segment. That's why I personally want to assume a larger portion of the operative responsibility within that segment."

Other changes in Swedbank management are that Bengt-Erik Lindgren, Spintab CEO and responsible for the business area "Lending," will now become Head of Region of the bank's Central Region. He is succeeded by Mikael Inglander, currently responsible for the business area "Payments." Responsibility for the latter is being assumed by Kjell Hedman, currently Head of Region of the bank's Central Region. All three executives are also Swedbank executive vice-presidents.

For further information please contact

Staffan Salén, Executive VP and Head of Information and Investor Relation, FöreningsSparbanken, phone +46 8 585 927 79 or + 46 70 531 01 11
Jesper Berggren, press manager, FöreningsSparbanken, phone +46 8 585 924 78 or +46 8 70 549 37 67

Swedbank

Pressrelease

from FöreningsSparbanken

October 26, 2001

FöreningsSparbanken Takes Lead on Customoer E-Confidence

Groundbreaking Secure Payment Service Expected to Boost Consumer Confidence and Enhance Online Shopping

In a move destined to provide best-in-class services to its customers, FöreningsSparbanken (Swedbank) announced today that it would soon launch a new secure payment service for remote shopping.

The service, to be made available as from spring 2002, is expected to further enhance consumer confidence in a market that is already well acquainted with online shopping and payment.

Customers using the new service will be provided with a "virtual" credit card that generates a unique, disposable number – a "Controlled Payment Number" - for each payment transaction. This makes it unnecessary to provide the real credit card number, which is thus protected from fraudulent use.

"The new service will mean new watertight security for Swedbank customers trading over the Internet", said Markus Edstrom, Card Product Manager at Swedbank.
"This will provide a strong encouragement to consumers still wary of shopping on line. It should remove the last barrier, allowing everyone to reap the benefits of e-commerce."

Consumers can use the Controlled Payment Number to pay at any merchant worldwide that accepts credit or debit cards. There will be no need for merchants to adapt their systems.

The service will not only boost security but also dramatically facilitate online shopping. Key features enhancing consumer convenience include automatic filling in of order forms, transaction history, and ability to charge purchases to different accounts. In the initial phase the service will be available via PC. Extension to mobile phone and digital TV will follow.

Swedbank has teamed up with Orbiscom – the creator of the Controlled Payment Number technology – to bring this service to its customers. Orbiscom is a leading provider of secure payment solutions to financial institutions. The Controlled Payment Number technology is poised to become a global standard.

"Swedbank is once more breaking new ground in applying technology to provide their customers with superior service" said Olivier Stoica, Director Sales and Marketing Europe for Orbiscom. "We are delighted to work with Swedbank to bring secure online shopping 'anytime, anywhere' to their 3 million customers."

A press demonstration will be held at Swedbank's head office at Brunkebergstorg 8, Stockholm on 30 October 2001. To attend, please call +46 8 585 933 81 or e-mail charlotte.a.persson@foreningssparbanken.se.

For further information please contact:

Kennet Karlsson, Head of Market Card and Payment,Swedbank, phone +46 8 585 923 41 or +46 70 531 15 88
kennet.karlsson@foreningssparbanken.se

Olivier Stoica, Director Sales and Marketing Europe, Orbiscom, phone +32 2 357 10 00
olivier.stoica@orbiscom.com

Robert Stenram appointed Special Advisor to Swedbank Board

Mr Robert Stenram, Executive Vice President, has left his post as Head of the Swedbank Representation Office in Tokyo and, in conjunction with his "retirement", has assumed a new position at the bank's Head Office in Stockholm as Special Advisor to the Board of Directors, focusing on matters entailing developments in the financial sector in Asia.

Mr Stenram was stationed in Tokyo for about seven years, but had served the bank in various capacities since 1983.

This new appointment is for a term of two years, beginning with November 2001.

For further information:

Staffan Salén, Executive Vice President and Director of Investor Relations
phone: +46 8 5859 2779
Jesper Berggren, Senior Press Officer, phone: +46 8 5859 2478

Swedbank

November 30, 2001

FöreningsSparbanken's subsidiary Spintab securitizes the loan portfolio of Jordbrukskredit for approx. SEK 15 billion

Spintab, a subsidiary of FöreningsSparbanken (Swedbank), has implemented the first synthetic securitization in the Nordic region. The arranger is Credit Suisse First Boston (CSFB). The transaction involves the loan portfolio of Spintab's subsidiary, Jordbrukskredit, and has an equivalent value of approximately SEK 15 billion.

The securitization offers a number of benefits, including more efficient use of capital within the FöreningsSparbanken Group and a further differentiation of funding forms. The transaction has been approved by the Swedish Financial Supervisory Authority.

Spintab is one of Sweden's largest mortgage institutions, with a total market share of approximately 30%.

For further information, please contact:

Staffan Salén, Executive Vice President and Head of Information and Investor Relations, Swedbank, phone +46 8 585 927 79
staffan.salen@foreningssparbanken.se
Jan Lilja, Executive Vice President, Spintab, phone +46 8 585 910 19
jan.lilja@foreningssparbanken.se

Swedbank

Press Release
from FöreningsSparbanken

December 17, 2001

Swedbank terminating collaboration agreement with SpareBank 1-alliansen in Norway

In August of 1998, Swedbank and Sparebank 1-alliansen in Norway entered into a collaboration agreement to develop and distribute banking and financial services in Norway and Sweden. Because of that agreement, Swedbank acquired 25% of SpareBank 1 Gruppen AS.

The parties have since established collaboration in a number of areas, including syndication of corporate financing, fund sales and Internet banking. However, Swedbank now feels that the forms of the parties' collaboration need to be modernised to make further development possible.

"We want to improve our efficacy in the Norwegian marketplace. Accordingly, because of certain limitations in our now-three-year-old collaboration agreement, we have elected to serve formal notice of the termination of that agreement," comments Annika Wijkström, Swedbank Executive Vice President and Head of the bank's Alliances Division. "However, our intention is to deepen a long-term collaboration."

The term of notice for the termination is one year.

For further information:

Annika Wijkström, Swedbank Executive Vice President, Head of Alliances Division, phone: +46 708 788 785
Staffan Salén, Swedbank Executive Vice President, Head of Information and Investor Relations, phone +46 8 5859 2779

Swedbank

Press Release

from FöreningsSparbanken

December 19, 2001

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 64,7 per cent to 67,2 per cent.

The acquisition will be effected through the utilisation by PARNIB Deelnemingen B. V., of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay over DKK 176 million for 24 975 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers — among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström, Swedbank Executive Vice President and Head of Alliances Division, phone: +46 8 585 913 97

Staffan Salén, Swedbank Executive Vice President and Head of Information and Investor Relations, phone: +46 8 585 927 79

Swedbank

Press Release
from FöreningsSparbanken

February 5, 2002

Jonas Blomberg new Head of Swedbank's Investor Relations

Jonas Blomberg has been recruited as Swedbank's Head of Investor Relations.

Jonas Blomberg most recently, worked as analyst and CEO of the technology research company Redeye, which he also co-founded. His previous positions include those of Senior Financial Analyst with Handelsbanken Markets and Nordiska Fondkommission and reporter for the financial daily *Finanstidningen*.

Jonas Blomberg will enter his position on February 5, 2002 and will report to Staffan Salén, EVP and Head of Communications at Swedbank.

For further information please contact:

Jonas Blomberg, Head of Investor Relations
Phone: +46 8 585 933 22
Mobile: +46 702 650133
E-mail: jonas.blomberg@foreningssparbanken.se

Staffan Salén, Executive vice President and Head of Communications, phone: +46 8 5859 2779

Swedbank

Press Release

from FöreningsSparbanken

February 8, 2002

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 67,2 per cent to 69,7 per cent.

The acquisition will be effected through the utilisation by Arbejdsmarkedets Tillægspension, ATP, of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay almost DKK 178 million for 25 025 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers, among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström, Swedbank Executive Vice President and Head of Alliances Division, phone: +46 8 585 913 97

Staffan Salén, Swedbank Executive Vice President and Head of Communications, phone: +46 8 585 927 79

Sparbanken Nord and FöreningsSparbanken join forces in Norrbotten County

Sparbanken Nord and FöreningsSparbanken (Swedbank) are strengthening their ability to provide service and offerings to banking customers in Norrbotten County through an agreement on an expanded cooperation. Therefore an agreement has been reached that Sparbanken Nord will acquire FöreningsSparbanken's branch operations in the municipality of Gällivare, preliminary effective September 1 of this year.

"We firmly believe that the agreement with Sparbanken Nord will benefit customers in Gällivare as well as in the rest of Norrbotten County," says Allan Nyström, head of FöreningsSparbanken in Norrbotten, FöreningsSparbanken Norr. "The cooperation will allow us to devote further energy to the efforts we have begun at FöreningsSparbanken to build up competence centers with greater access to specialized banking competence here in Norrbotten."

"We are now focusing our core business on six municipalities: Piteå, Älvsbyn, Arvidsjaur, Arjeplog, Jokkmokk and Gällivare," notes Erik Hägglöv, President of Sparbanken Nord. "This year Sparbanken Nord will celebrate its 150th anniversary, and if you look at our development, it is only natural that we would continue to expand in this manner."

The two banks have maintained a longstanding cooperation as part of the working agreements between Sweden's independent savings banks and FöreningsSparbanken. This cooperation is now being taken a step further in Norrbotten. The county's development, with both growth and a shrinking population, places special demands on banking services in terms of their design and approach. This means that cooperation to build competence and increase access to specialist know-how is becoming a necessity for both banks in order to maintain and strengthen their service to customers.

For further information, please contact:

Allan Nyström, Local Bank President, FöreningsSparbanken Norr, phone +46 920 391 30, +46 70 639 13 06
Erik Hägglöv, President, Sparbanken Nord, phone +46 70 696 61 10
Einar Frydén, Information Manager, FöreningsSparbanken AB, phone +46 705 11 00 33
Christina Sandsten, Marketing Manager, Sparbanken Nord, phone +46 911 231318, +46 70 631 85 62

Press Release
from FöreningsSparbanken

Swedbank

February 27, 2002

Swedbank acquiring an additional 2,4 per cent of as Hansapank

Swedbank has reached an agreement to acquire 1,912,196 shares in AS Hansapank representing 2,4% of the total number of shares in the company. Swedbank's stake in AS Hansapank will thereby increase to 60,1%. The shares will be sold by EBRD who is disposing of 50% of its holding whereof 50% will be purchased by Swedbank and the remaining part by other investors. The price of the share is EUR 12.30.

For further information, please contact:
Annika Wijkström, Swedbank Executive Vice President and Head of Alliances Division, phone: +46 8 585 913 97
Staffan Salén, Swedbank Executive Vice President and Head of Communications, Phone: +46 8 585 927 79

Swedbank

Press Release
from FöreningsSparbanken

March 8, 2002

Lars Schröder new CEO of Swedbank Luxembourg

Lars Schröder has been named new CEO of Swedbank's banking entity in Luxembourg, Swedbank Luxembourg. He assumes the position in mid-May, leaving his present post as head of Swedbank's IT/Administration, Business Area Lending.

Mr Schröder started at Swedbank as a salesman for Swedbank Finance. His subsequent posts in the bank include that of Credit Manager of Spintab.

For further information:
Annika Wijkström, Executive Vice President, Swedbank, and Head of Alliances Division, phone: +46 8 585 913 97
Lars-Olof Ödlund, Chairman of the Board, Swedbank Luxembourg, phone: +46 8 585 911 98

Pressmeddelande

FöreningsSparbanken launches new method of ensuring simpler and safer on-line shopping

In a move destined to provide best-in-class services to its customers, FöreningsSparbanken has developed a secure solution for on-line payment. The e-kort service is expected to further enhance consumer confidence in a market that is already well acquainted with remote shopping over the Internet.

Customers using the new service will be provided with a "virtual" payment card that generates a unique, disposable number for each payment transaction. This makes it unnecessary to specify the real card number, which is thus protected from fraudulent use.

"The free e-kort service means new watertight security for FöreningsSparbanken's customers trading over the Internet", says Markus Edstrom, Card Product Manager at FöreningsSparbanken. "This will be excellent news to consumers who are still wary of shopping on-line. It should remove the last barrier, allowing everyone to reap the benefits of e-commerce."

Consumers can use the e-kort service to pay at any sales outlet worldwide that accepts credit or debit cards. Customers do not need any special hardware and it is both quick and easy to connect to the service.

The service will not only boost security but also greatly simplify on-line shopping. Features that enhance customer convenience include automatic filling in of order forms, transaction history viewing and the ability to charge purchases to different accounts.

FöreningsSparbanken has teamed up with Orbiscom – the leading supplier of secure payment solutions worldwide – to bring the e-kort service to its customers.

"We are thrilled to have been chosen by FöreningsSparbanken as their technology partner for remote payments," says Olivier Stoica, Director of Sales and Marketing Europe at Orbiscom. "With more than 1 million customers (30% of the total customer base) using its flagship e-banking service, FöreningsSparbanken is an uncontested e-business leader. We are committed to working with FöreningsSparbanken to bring secure on-line shopping 'anytime, anywhere' to its 3 million customers"

"e-kort is the first in a series of enhanced payment products that we are currently developing with Orbiscom to meet the evolving needs of our customers," says Kennet Karlsson, Head of Market Cards and Payments at FöreningsSparbanken. "This is an integral part of FöreningsSparbanken's strategy of leveraging the power of the Internet to provide enhanced services to our customers."

The e-kort service will be demonstrated at a pressconference at the CEBIT fair the 18 March at 10.30 A.M, in room 3A in the Convention Center.

FöreningsSparbanken AB (publ).
Styrelsens säte: 105 34 Stockholm. Org nr: 502017-7753. Tel: +46 8 585 91 23 41. Fax:+46 8 14 99 38.
www.foreningssparbanken.se

2002-03-15

For further information, please contact:

Kennet Karlsson, Head of Market Cards and Payments, FöreningsSparbanken, phone +46 8 585 923 41 or +46 70 531 15 88

kennet.karlsson@foreningssparbanken.se

Olivier Stoica, Director of Sales and Marketing Europe, Orbiscom, phone +32 2 357 10 00
olivier.stoica@orbiscom.com

Swedbank

Press Release

from FöreningsSparbanken

April 12, 2002

FöreningsSparbanken's Annual General Meeting 2002

The Annual General Meeting of FöreningsSparbanken (Swedbank) in Sundsvall on April 11, 2002 approved a dividend of SEK 5.50 per share. The record date for the dividend is April 16. The scheduled dividend payment date is April 19, 2002.

Furthermore, the Meeting resolved that the bank, within its securities operations, may acquire its own shares on a current basis in order to facilitate operations. The decision, which applies until the Annual General Meeting in 2003, allows the bank to acquire its own shares at a price equivalent to the current market price at the time and to the extent that the total holding of such shares at any time does not exceed 5 percent of all shares in the Bank.

The Board consists of 12 members following the Meeting. The following current members were reelected: Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Thomas Johansson, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per Göran Nyberg, Marianne Qvick Stoltz, Carl Erik Stålberg and Lennart Sundén. The new member elected to the Board was Ulrika Francke, President of SBC.

Following the Meeting, the Board's presiding officers consist of Chairman Göran Collert, First Deputy Chairman Carl Eric Stålberg, Second Deputy Chairman Bo Forslund, President and CEO Birgitta Johansson-Hedberg, and Deputy President and CEO Nils-Fredrik Nyblæus.

The Board and Auditors following the Meeting are listed in the enclosed appendix.

For further information, please contact:
Göran Collert, Chairman, telephone +46 8 585 910 04
Birgitta Johansson-Hedberg, telephone +46 8 585 910 88
Olov Lydén, Secretary of the Board, telephone +46 8 585 915 66

The Board of Directors and Auditors of FöreningsSparbanken AB/Swedbank

Annual General Meeting, April 11, 2002

BOARD OF DIRECTORS

Göran Collert, Chairman
Carl Eric Stålberg, First Deputy Chairman
Bo Forslund, Second Deputy Chairman
Ulrika Francke
Birgitta Johansson-Hedberg, President
Thomas Johansson
Göran Johnsson
Birgitta Klasén
Kurt Lodenius
Per-Göran Nyberg
Marianne Qvick Stoltz
Lennart Sundén

Employee representatives
Kaisa Bratt
Gith Svensson

DEPUTY MEMBERS

Nils-Fredrik Nyblæus, Deputy to the President

Employee representatives
Per Ekström
Monica Hellström

AUDITORS

Auditors (elected in 1999 for four years)
Authorized Public Accountant Ulf Egenäs, Deloitte & Touche AB
Authorized Public Accountant Torbjörn Hanson, Ernst & Young AB

Auditor appointed by the Swedish Financial Supervisory Authority

Authorized Public Accountant Peter Markborn, Arthur Andersen KB

Deputy Auditors (elected in 1999 for four years)
Authorized Public Accountant Olof Cederberg, Ernst & Young AB
Authorized Public Accountant Jan Larsson, Deloitte & Touche AB

Swedbank

June 25, 2002

Swedbank to collaborate with Chinese commercial bank

Swedbank has entered into a collaboration agreement with Bank of Communications, a Chinese commercial bank. Coming into effect today, the agreement includes collaboration on export credits and financing for Swedish companies having operations in China.

"Access to loans in Chinese currency for such purposes as provision of working capital is highly important to Swedish companies with production in China. The Chinese market is very interesting in other respects, too, and this agreement we've entered into will now make that market more accessible to our customers," says Swedbank CEO and President Birgitta Johansson-Hedberg.

The Bank of Communications, headquartered in Shanghai, was founded in 1908 and today is the largest Chinese bank not 100% state-owned. Swedbank was the first Swedish bank to open a representative office in Shanghai (2000).

For further information

Lars Ellström, Area Manager for China, Swedbank
Phones: +46 8 585 934 33 or (mobile) +46 708 345 505
email: lars.ellstrom@foreningssparbanken.se

Press Release
from
FöreningsSparbanken (Swedbank)

Swedbank

June 27, 2002

Swedbank acquires a major holding in First Securities

As part of its Nordic strategy, Swedbank Markets, the investment banking arm of Swedbank, has acquired a significant holding in First Securities, one of Norway's leading brokerages. Swedbank Markets and First Securities believe the acquisition will provide significant synergies regarding customer value-added and efficiency.

Swedbank acquires 33.3 per cent of First Securities' shares for around NOK 160 million from SpareBank 1 Gruppen and employees of First Securities. The new ownership structure consists of Swedbank, SpareBank 1 Gruppen, and employees of First Securities owning 1/3 each. Swedbank also has an option to increase its holding in the company to 51 per cent over three years.

"Swedbank Markets' strategy is to expand and develop operations in the Nordic region and Baltic states," said Birgitta Johansson-Hedberg, President and CEO, Swedbank.

"The acquisition enables us to expand in the Nordic region in line with our strategy. We are particularly pleased that First Securities has continued doing well despite a difficult market," said Jan Lidén, head of Swedbank Markets.

Swedbank Markets, First Securities and SpareBank 1 Gruppen will together build up a Nordic investment banking venture. This new venture, with Swedbank Markets and First Securities as operating units, will develop competitive investment banking services in the Nordic region and Baltic states. Swedbank and SpareBank 1 Gruppen, two leading Nordic financial institutions, are behind the new venture.

Swedbank's acquisition of a significant holding in First Securities is a natural step in the ongoing cooperation between Swedbank Markets and First Securities. An example of the successful cooperation in corporate finance is Swedbank Markets and First Securities' involvement in Bravida's listing.

The management of both Swedbank Markets and First Securities will coordinate the joint operations in order to offer customers an even better range of products and services.

First Securities is the leading domestic brokerage in Norway operating in equity trading, equity research, corporate finance and fixed income. In 2001, First Securities posted its best earnings ever. Revenues increased by 20 per cent to NOK 373 million and profits after tax rose 11 per cent to NOK 109 million.

June 27, 2002

In 2001, First Securities enjoyed a market share of 8.2 per cent on the Oslo stock exchange in terms of turnover. First Securities came top in the Prospera and Kapital equity research league tables. First Securities has undertaken a number of important assignments within corporate finance in recent years that includes acting as advisers to DnB during the proposed merger, to the Statoil listing and to the merger of Hafslund and Viken.

Swedbank Markets is one of the few Swedish investment banks with a complete range of financial products and services. Swedbank Markets is divided into Investment Banking (equities and equity-related derivatives) and Merchant Banking (fixed income and foreign exchange). Swedbank Markets is one of the largest players on the Stockholm stock exchange with a market share of 5.7 per cent in terms of turnover at end 2001. Last year, Swedbank Markets' assignments included acting as advisers to Talisman Energy in its acquisition of Lundin Oil and to TMP Worldwide in its acquisition of Jobline International.

Swedbank Markets' goal is to be one of the top three players in the institutional equity market. Swedbank Markets has therefore been actively recruiting staff in the last six months resulting in seven key appointments within equity research and equity sales. Swedbank Markets has been one of the top three players in the retail segment for a long time.

For further information, please contact:

Jan Lidén, Head of Swedbank Markets, phones: +46 8 585 922 27 or +46 70 570 25 65
Robert Charpentier, Head of Investment Banking, phones: +46 8 585 929 34 or +46 70 672 92 76

Martin Hagen, CEO, First Securities, phones: +47 23 23 81 14 or +47 95 23 77 65

Ole Gröterud, Deputy CEO SpareBank 1 Gruppen and Chairman, First Securities
phone: +47 21 02 56 94

from FöreningsSparbanken
(Swedbank)

September 18, 2002

FöreningsSparbanken acquires HSB Bank

FöreningsSparbanken (Swedbank) is acquiring all the shares in HSB Bank from HSB Sverige. Prior to the acquisition, FöreningsSparbanken owned 9.1 percent of the shares in HSB Bank.

HSB Bank has around 200,000 retail customers, primarily mortgage savings and mortgage lending customers. In addition, a large number of condominium associations are customers of HSB Bank. In 2001 HSB Bank had total assets of SEK 10.4 billion and shareholders' equity of SEK 505 million. Its profit in 2001 amounted to SEK 48 million.

"HSB Bank has the majority of its customers in the Stockholm area, which means that the acquisition gives us a further boost in an important and fast-growing market," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg. "HSB Bank is one of the few profitable niche banks and in recent years has had the market's fastest expansion in mortgage products. We will now be able to further strengthen our operations, in part by taking advantage of synergies in systems and technology. The acquisition of HSB Bank also extends the cooperation between FöreningsSparbanken and the HSB organization."

Until further notice there will be no change in HSB Bank's product range. The acquisition of HSB Bank will have a positive effect on profit as of 2003. HSB Bank's personnel will be offered employment at FöreningsSparbanken.

FöreningsSparbanken's acquisition of HSB Bank requires the approval of the appropriate government authorities.

PRESS CONFERENCE

FöreningsSparbanken and HSB Sverige will hold a joint press conference at 11:00 am on Wednesday, September 18 at FöreningsSparbanken's offices on Brunkebergstorg 8, Stockholm.

For further information, please contact:
Göran Gunnarsson, Vice President in charge branch operations in the Stockholm region, phone +46 8 58 59 11 70
Anders Gustafzon, Vice President in charge of organizational customers, phone +46 8 58 59 19 82
Jesper Berggren, Press Officer, phone +46 8 58 59 24 78 or +46 705 49 37 67

from FöreningsSparbanken
(Swedbank)

September 19, 2002

Carl Eric Stålberg to become Executive Chairman of FöreningsSparbanken at AGM in 2003 – Göran Collert to be Honorary Chairman

At the Annual General Meeting of FöreningsSparbanken (Swedbank) on April 10, 2003, Göran Collert will step down as Chairman of FöreningsSparbanken. At the same time, at the suggestion of the Nominating Committee he will be appointed Honorary Chairman. The Nominating Committee has unanimously chosen Carl Eric Stålberg, First Deputy Chairman of the Board of Directors of the bank, as his successor. Stålberg's nomination has the support of all major shareholders.

Carl Eric Stålberg will serve as Executive Chairman. He is therefore leaving his current position as President and CEO of JM AB on January 1, at which time he will join the bank as Executive Vice Chairman of the Bank.

Born in 1951, Carl Eric Stålberg held various leading positions with Sweden's savings banks during the years 1975 – 1996, most recently as Chief Financial Officer of Sparbanken Sverige, where he was responsible for its successful initial public offering.

Göran Collert will serve as an advisor to the new Chairman on issues involving the market, alliances and international contacts.

For further information, please contact:
Göran Collert, phone +46 8 585 910 04
Carl Eric Stålberg, phone +46 8 782 88 33

CURRICULUM VITAE

Carl Eric Stålberg

Born	January 15, 1951, Eskilstuna, Sweden
Civil status	Married to Eva, 2 grown daughters
Graduate Business Administrator	1976, Uppsala
1974–1975	**Låsbolaget AB**
	Reorganization work / controller
1975–1986	**Gävleborgs Sparbank**
1975–82	Miscellaneous management positions
1983–86	CEO
1986–1989	**Nya Sparbanken**
	CEO
1990–1992	**Sparbanksgruppen AB**
	Deputy CEO and deputy president parent company
1992–1996	**Sparbanken Sverige AB**
1992–94	Deputy CEO, responsible for Mellansverige (central region Sweden)
1994–95	Deuty CEO / president parent companuy, controller and CFO
1995–96	Deputy CEO / president parent company, controller and CFO
	Chairman Fastighets AB Tornet
	In charge of the bank's introduktion to the stock exchange
1996 -	**JM AB**
	CEO / president parent company
Others Chairman	Svenska Skidförbundet (Swedish Ski Federation)
	Deputy Chairman Internationella Skidförbundet (the International Ski Federation)
	Member of Sveriges Olympiska Kommitté (Swedish Olympic Committee)

from FöreningsSparbanken
(Swedbank)

October 3, 2002

SpareBank 1 Gruppen announces goodwill write-off affecting FöreningsSparbanken

As indicated in the enclosed press release, Norway's SpareBank 1 Gruppen AS, which is 25-percent owned by FöreningsSparbanken (Swedbank), has decided to write off goodwill of NOK 594 million. Together with an estimated loss after tax for the third quarter of 2002 of NOK 157 million, this means SpareBank 1 Gruppen's total loss after tax for the period is approximately NOK 751 million.

For FöreningsSparbanken, this will have a projected impact on profit after tax of SEK 227 million for the third quarter, corresponding to FöreningsSparbanken's 25-percent ownership interest.

This is in addition to FöreningsSparbanken's normal goodwill amortization from the acquisition of its shares in SpareBank 1 Gruppen of SEK 8 million per quarter. The overall negative effect on FöreningsSparbanken's profit for the third quarter is thereby estimated at SEK 277 million before tax and SEK 235 million after tax.

For further information, please contact:

Annika Wijkström, Executive Vice President and Head of International Alliances,
phone +46 8 58 59 13 97
Staffan Salén, Executive Vice President and Head of Communications,
phone +46 8 58 59 27 79, mobile +46 705 31 01 11

Enclosure: October 3, 2002 press release from SpareBank 1 Gruppen AS

Enclosure

SpareBank 1

SpareBank 1 Group announces profit warning and efficiency improving measures

Profit warning for 3rd quarter 2002

SpareBank 1 Gruppen AS anticipates a loss as of the third quarter of 2002 in the order of NOK 960 million. Factors contributing to this result include an extraordinary goodwill and excess value write-down of NOK 594 million, in addition to the ordinary goodwill and excess value write-down of NOK 177 million for the period. The result is otherwise strongly attributed to the losses posted by SpareBank 1 Livsforsikring due to the performance of the securities markets.

The owners have injected NOK 200 million in new share capital to SpareBank 1 Gruppen AS on a pro rata basis.

Write-down - goodwill and excess values

The SpareBank 1 Group has acquired goodwill over time as a result of the acquisitions it has made, especially the acquisition of VÅR Gruppen ASA. After an overall assessment of the Group's book values, it was determined that the Group's goodwill and excess values would have to be written down by a total of NOK 486 million. Net excess values of NOK 108 million related to Bank 1's 18.75% interest in Europay in connection with the disposal of these shares have also been written down. The gain on the sale of the Europay holdings for SpareBank 1 Gruppen AS will be approximately NOK 20 million after tax. The book value of the group's goodwill as of the second quarter, prior to the write-downs, totals NOK 1074 million, while the net excess values total NOK 440 million.

The Sparebank 1 Group's annual goodwill and excess values depreciation will as a result of the extraordinary write-down be reduced by the net amount of NOK 60 million as of 2003.

Reduced share exposure

The Life Insurance Company has reduced its share portfolio in the third quarter, and the company's investments in equities accounted for approximately 8.6% of its investment assets as of 30 September 2002. In addition, hedging transactions have been carried out to protect the share portfolio. New control and management routines are being implemented for the management of equities in the company.

Consequences of results for shareholders

For Sparebanken Nord-Norge, Sparebanken Midt-Norge, Sparebanken Vest and Sparebanken Rogaland, the expected results in the SpareBank 1 Group as of the 3rd quarter will have a negative impact of approximately NOK 125 million on the results, of which NOK 103 mill. is connected to the 3rd quarter.

Measures for improving efficiency at the SpareBank 1 Group

The SpareBank 1 Group has implemented a number of measures to improve the company's underlying operations. A broad efficiency improvement program will be implemented effective the fourth quarter of 2002. The goal is to achieve efficiency gains of at least NOK 125 million annually, with full effect from 2004.
– SpareBank 1 Gruppen AS faces major challenges. Focusing on customer relations, cost reductions and professionalism, our goal is to emerge as a strong and leading supplier of savings and insurance products, says Managing Director Gunn Wærsted of SpareBank 1 Gruppen AS. – We are looking to the future and have great confidence that our new focus, which is clearly evident from the SpareBank 1 Alliance's new strategy, will give positive results.

Oslo/Bergen/Stavanger/Trondheim/Tromsø, 2 October 2002

Contact persons:
Finn Haugan, Board Chairman of SpareBank 1 Group and Managing Director of SpareBank 1 Midt-Norge, tel. +47 73 58 64 90
Gunn Wærsted, Managing Director of SpareBank 1 Group, tel. +47 21 02 57 62
Thoralf Granerød, Chief Information Officer of SpareBank 1 Group, tel. +47 918 30 369

Swedbank

Press Release

from FöreningsSparbanken

October 17, 2002

Swedbank depreciates some of its share holdings

Swedbank has decided to adjust the value of its share holdings in OM and in the e-trade company Marakanda. That means the bank is depreciating those holdings by a total of SEK 372 million, which will be charged against its Q3 result.

The bank's holdings in OM are being depreciated by SEK 264 million, from 506 million (almost SEK 136 per share) to a new level of SEK 242 million (SEK 65 per share). This measure is based on Swedbank's judgment that the stock market is going to remain weak for a longer period. Should sector conditions improve, and should such improvement be deemed likely to last, the value of the above holdings may be revised upwards, to a maximum of their original acquisition value, i.e., almost SEK 136 per share.

Swedbank has further decided to depreciate by SEK 108 million to SEK 1 (one) the value of its share holdings in the e-commerce company Marakanda (which Swedbank co-owns with Telia). This depreciation is due to the great uncertainty surrounding the development of e-trade.

"The reason for these depreciations is the worsened world conditions we have seen, not least when it comes to the weakness of the stock market," says Birgitta Johansson-Hedberg, Swedbank President and CEO.

For further information

Birgitta Johansson-Hedberg, President and CEO, phone: +46 8 585 910 88
Nils-Fredrik Nyblæus, Deputy President and CFO, phone: +46 8 585 925 32
Staffan Salén, Executive Vice President and Head of Communications, phone: +46 8 585 927 79

Swedbank

Press Release
from FöreningsSparbanken

December 16, 2002

Peter Nyg årds new head of Swedbank 's Community Contacts

Peter Nygårds has been appointed head of Community Contacts for the Swedbank Group. His previous post was that of CEO of Svensk Kärnbränslehantering AB. Before that (1994–1997) he was Under-secretary at the Swedish Department of Commerce and Industry.

In his new role, Mr Nygårds will be responsible for maintaining and developing Swedbank's relations with important players in the community, both locally and nationally. He will be stationed at Swedbank's headquarters in Stockholm and report directly to the bank's CEO Birgitta Johansson-Hedberg. Mr Nygårds thus takes over, among other things, the purview left unattended to by the death of Sören Andersson in 2001.

Birgitta Johansson-Hedberg, CEO and Group President, Swedbank: "Good relations with important players in society are of the greatest importance to confidence in the bank and thus to our business. Peter Nygård's broad experience and personal qualities make him eminently well suited to his new post. I am therefore very pleased that he has elected to accept this position."

Peter Nygårds: "Swedbank has a unique NGO tradition in Sweden and a firm foundation in today's Swedish society, both locally and nationally. With my background, I'm going to find it most exciting to work on further broadening the bank's contact surfaces and its anchorage in the societal sphere.

Mr Nygårds assumes his new post in early February 2003.

For further information, please contact:

Staffan Salén, Head of Communications, phone: +46 8 585 927 79, mobile +46 705 310 111
Peter Nygårds, phone: +46 8 459 85 24

CV

Peter Nygårds

Education:

Political Science, Economy, Sociology, University of Stockholm	1974

Career:

Lecturer at the University of Stockholm	1974
Examiner and analyzer at the official Committe on Public Information	1974-1976
Senior Administrative Officer at the National Audit Bureau	1976-1978
Head of Section at the Swedish Union of Clerical and Techincal Employees in Industry, SIF	1978-1994
General Secretary SIF	1985-1994
State Secretary, Ministry of Industry and Trade	1994-1997
President Swedish Nuclear Fuel and Waste Management Co	1997
President Svafo Co	1997

from FöreningsSparbanken
(Swedbank)

December 19, 2002

FöreningsSparbanken participates in SpareBank 1 Gruppen's new share issue

Norway's SpareBank 1 Gruppen has announced a new share issue of NOK 520 million. FöreningsSparbanken will participate in the issue in the amount of NOK 130 million and thereby retain its 25-percent interest in SpareBank 1 Gruppen.

FöreningsSparbanken has terminated the current cooperation agreement with SpareBank 1 effective December 31, 2002. Against the backdrop of the positive dialogue between the two parties, they have decided, however, to extend the length of the agreement by a month to ensure enough time to complete negotiations on SpareBank 1 Gruppen's strategic direction and structure.

In the fourth quarter SpareBank 1 Gruppen is expected to post a loss of NOK 300 million after tax, which includes the write-off of the commitment in Finance Credit. As a result, FöreningsSparbanken's share of the loss will be approximately SEK 91 million after tax for the fourth quarter.

For further information, please contact:
Annika Wijkström, Executive Vice President and Head of International Alliances, phone +46 8 585 913 97
Staffan Salén, Executive Vice President and Head of Communications, phone +46 8 585 927 79 or +46 705-31 01 11

January 30, 2003

Jan Lidén appointed to lead Stockholm region, Annika Wijkström new head of Swedbank Markets

Jan Lidén, Executive Vice President of FöreningsSparbanken and currently head of Swedbank Markets, has been appointed the bank's new Regional Manager in Stockholm. Replacing him at Swedbank Markets will be Annika Wijkström, Executive Vice President and head of international banking operations. In the future Annika Wijkström will manage both areas. Göran Gunnarsson, who previously served as Regional Manager in Stockholm, will remain as Deputy Head of the Retail business area with responsibility for shared functions, including Internet and telephone banking, in the Retail business area.

"Jan Lidén has held senior positions in several areas at FöreningsSparbanken. With his broad experience, he is well qualified to lead our efforts in the Stockholm market, where we will be increasing our activity. This includes the recruitment of around 100 employees. The bank is also strengthening its position in the region through the acquisition of HSB Bank," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

"Annika Wijkström previously worked at Swedbank Markets for four years and knows the business well," she continues. "There are obvious ties between our international banking and Swedbank Markets in terms of development potential across borders. Annika therefore has the opportunity to build on Markets' successful business.

"As head of the Stockholm region, Göran Gunnarsson has led the drafting of the development plan that will now be implemented. In his new role, he will coordinate our shared functions so that they successfully support the work of the regions."

The executives involved will assume their new positions effective 2 April.

For further information, please contact:
Birgitta Johansson-Hedberg, President and CEO, phone +46 8 585 910 88
Jan Lidén, Executive Vice President, phone +46 8 585 922 27
Annika Wijkström, Executive Vice President, phone + 46 8 585 913 97
Staffan Salén, Executive Vice President, Head of Communications,
phone + 46 8 585 927 79, mobile +46 705 310 111

Swedbank

Press Release

from FöreningsSparbanken

February 5, 2003

FöreningsSparbanken acquires EnterCard AS as part of new collaboration agreement with SpareBank 1 alliance

FöreningsSparbanken (Swedbank) is acquiring the SpareBank 1 Group's 65% holding of shares in EnterCard AS for NOK 136.5 million. EnterCard attends to the issuance of credit cards and the administration of debit cards for 110 Norwegian banks. The company offers some twenty-odd different credit- and debit cards having various functions and features. EnterCard also has co-branding contracts with such partners as Coop, LO and ANSA. EnterCard supplies over 200 card products to the contracted banks.

"For FöreningsSparbanken this acquisition makes possible a venture into the Norwegian market, which finds itself in a period of vigorous transformation. Card and payment services constitute a strong and important business segment for FöreningsSparbanken and a significant area of focus. This acquisition is a natural step in our Nordic/Baltic strategy", says Kjell Hedman, Executive Vice President and Head of FöreningsSparbanken's Payment business area.

The acquisition of EnterCard is part of a new collaboration agreement among FöreningsSparbanken, the SpareBank 1 banks and the Sparebank 1 Group. This new agreement contract replaces the earlier contract, for which FöreningsSparbanken terminated in December 2001.

This new agreement presents opportunities for enhanced collaboration in a number of business areas as well as in IT. Our aim is to proceed with separate agreements on expanded collaboration in areas additional to card and payment services.

"This new collaboration agreement provides better conditions for exploiting future business opportunities and for taking advantage of the new synergies it makes available", says Annika Wijkström, Executive Vice President and Head of FöreningsSparbanken's international banking operations.

FöreningsSparbanken and SpareBank 1 have already begun collaborating in capital management and in the Nordic securities market. The SpareBank 1 Group's wholly owned securities-and-investment company Odin sells a number of FöreningsSparbanken's Robur unit-trust/mutual funds. In addition, FöreningsSparbanken and SpareBank 1 each own 33% of the shares in First Securities ASA.

"We are also looking forward to enhancing the collaboration among Swedbank Markets' branch in Oslo, First Securities and the SpareBank 1 banks", says Annika Wijkström.

For further information:

Kjell Hedman, Executive Vice President and Head of Payment business area,
phone: +46 8 585 912 21, mobile: +46 708 538 188
Annika Wijkström, Executive Vice President and Head of international banking operations,
phone: +46 8 585 913 97, mobile +46 708 787 785
Staffan Salén, Executive Vice President and Head of Communications,
phone: +46 8 585 927 79, mobile: +46 705 310 111

Swedbank

Press Release
from FöreningsSparbanken

February 26, 2003

Staffan Salén named president of Salénia AB

Staffan Salén, Executive Vice President and Head of Communications at FöreningsSparbanken (Swedbank), will take over as president of the family-owned company Salénia AB and therefore leave the bank in connection with this year's Annual General Meeting on April 10.

"Staffan Salén has during his tenure at FöreningsSparbanken established the Information and Investor Relation departments among the leading ones in Sweden. I am sorry that he is leaving the bank, but I understand that this is an exciting challenge for him," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

The bank's current Press Officer, Jesper Berggren, has been appointed acting Head of Communications. The Head of Investor Relations for FöreningsSparbanken, Jonas Blomberg, will remain the contact in this area.

For further information, please contact:

Birgitta Johansson-Hedberg, President and CEO, phone +46 8 585 910 88
Staffan Salén, Executive Vice President and Head of Communications, phone: +46 8 585 927 79, mobile +46 705 310 111

Press Release
from FöreningsSparbanken

Swedbank

March 5, 2003

FöreningsSparbanken acquiring an additional 5 per cent of FI-Holding

FöreningsSparbanken (Swedbank) will acquire an additional 5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 69,7 per cent to 74,7 per cent.

The acquisition will be effected through the utilisation by Parnib Deelnemingen B.V., of an option to sell 50 per cent of its holding to FöreningsSparbanken. By contract, FöreningsSparbanken will pay DKK 372 million for 49 950 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 5,000 medium and larger companies as customers, among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:
Annika Wijkström, Executive Vice President and Head of Alliances Division,
phone: +46 8 585 913 97
Staffan Salén, Executive Vice President and Head of Communications,
phone: +46 8 585 927 79, +46 705-310 111

from FöreningsSparbanken (Swedbank)

May 15, 2003

Retail operations given a stronger role at FöreningsSparbanken

Retail operations are being given a stronger position at FöreningsSparbanken (Swedbank). All regional managers will become members of Executive Management, which will be expanded to include Britt Henriksson, Executive Vice President and Regional Manager of the Northern region; Lennart Haglund, Executive Vice President and Regional Manager of the Southern region; and Peter Rydell, Executive Vice President and Regional Manager for Gothenburg and Bohuslän.

Regional Manager of the Stockholm region, Executive Vice President Jan Lidén, has been appointed Deputy CEO specializing in retail operations.

At the same time, customer offerings and product supply are being more clearly coordinated to better support customer contacts by retail operations and thereby raise sales and market shares. Moreover, responsibility for joint service units is being consolidated. This is the essence of the decision made by FöreningsSparbanken's Board of Directors on Thursday.

"This is forward-looking effort that will further strengthen our retail operations, which we have been working on consistently in recent years," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

The Head of Customer Offerings and Products will be Kjell Hedman, currently Head of the Payments business area and Executive Vice President of FöreningsSparbanken.

The Head of Joint Services will be Gert Engman, Executive Vice President and CIO.

Mikael Inglander, currently Head of the Lending business area, President of Spintab and Executive Vice President of FöreningsSparbanken, has been appointed the new Regional Manager of the Southeast region.

Henrik Kolga has been hired as Head of Communications at FöreningsSparbanken. Most recently with OTW Communication, he also has experience as head of communications at Connex Transport AB and Wasa Försäkring as well as IR manager at Linjebuss AB. Henrik Kolga, who was originally a journalist, will take over as Head of Communications at FöreningsSparbanken on August 11.

For further information, please contact:

Birgitta Johansson-Hedberg, President and CEO, phone +46 8 585 910 88
Jesper Berggren, acting Head of Communications, phone +46 8 585 924 78, cellular +46 705 49 37 67

June 18, 2003

FöreningsSparbanken sells holding in Erste Bank

FöreningsSparbanken (Swedbank) has today sold its shares in the Austrian bank Erste Bank. The transaction will result in an estimated capital gain of SEK 489 M.

The 2.3 million shares formerly held by the group represent 3.9 percent of the votes in Erste Bank. The revenue from the disposal, SEK 1,564 M, is expected to translate into a SEK 489 M capital gain, which will be included in FöreningsSparbanken's second quarter earnings.

"From tradition we have very good relations with Erste Bank. Our ownership is, however, not a prerequisite for this and therefore we have chosen to realize this profitable investment", says Carl Eric Stålberg, Executive Chairman of FöreningsSparbanken.

"We are convinced that Erste Bank will continue to develop strongly and look forward to a continued fruitful relationship."

For further information:

Jonas Blomberg, Head of Investor Relations, +46-8-585 933 22
Nils-Fredrik Nyblaeus, Deputy President and Chief Financial Officer, +46-8-585 925 32

August 11, 2003

FöreningsSparbanken writes down the value of its holding in SpareBank 1 Gruppen

FöreningsSparbanken (Swedbank) has decided to take a write-down of its shareholding in Norway's SpareBank 1 Gruppen of SEK 311 million, which will be charged against second-quarter earnings.

The book value of the holding thereafter amounts to SEK 506 million, which corresponds to FöreningsSparbanken's share of SpareBank 1 Gruppen's equity. As a result, all goodwill attributable to FöreningsSparbanken's 25-percent interest in SpareBank 1 Gruppen has been written off.

For further information, please contact:
Nils-Fredrik Nyblæus, Deputy President, Accounting and Finance
phone + 46 8 5859 2532

Jonas Blomberg, Head of Investor Relations, phone +46 702 65 01 33

from FöreningsSparbanken

September 19, 2003

FöreningsSparbanken acquires remaining shares in EnterCard AS of Norway

FöreningsSparbanken (Swedbank) has reached an agreement with Terra Gruppen AS to acquire the remaining 35 percent of the shares in the Norwegian charge card company EnterCard AS for NOK 69 million. Earlier this year FöreningsSparbanken reached an agreement with SpareBank 1 Gruppen AS to acquire 65 percent of the shares in EnterCard for NOK 129 million. The price of all the shares in EnterCard thus amounts to NOK 198 million.

EnterCard has at the same time signed distribution agreements with SpareBank 1 Gruppen's and Terra Group's member banks on the continued distribution of charge cards to their customers.

"The acquisition strengthens our position as the Nordic leader in card payment and administration services, at the same time that we can achieve good synergies with our Swedish card business," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

EnterCard was established in 2000 following the merger of Sparebankkort AS and Sparebank 1 Kreditkort AS. It issues all types of Visa and Master Card products, which are mainly distributed through the banks of SpareBank 1 Gruppen and Terra Gruppen. Together, these banks have a market share of approximately 35 percent in Norway. EnterCard also has cooperation agreements with the association of Norwegian cooperative societies (Coop), the Norwegian Federation of Trade Unions (LO) and the Association of Norwegian Students Abroad (ANSA).

The acquisition requires regulatory approval.

For further information, please contact:

Birgitta Johansson-Hedberg, President and CEO, phone +46 8 585 910 88
Henrik Kolga, Head of Communications, phone +46 708 11 13 15
Jesper Berggren, Press Officer, phone +46 705 49 37 67

FöreningsSparbanken AB (publ)
SE-105 34 Stockholm, Sweden. Reg. no.: 502017-7753.
Phone: +46 8 585 900 00. Fax: +46 8 10 63 29.
www.foreningssparbanken.se

Swedbank

Press Release
from FöreningsSparbanken

October 7, 2003

Nils-Fredrik Nyblaeus to leave FöreningsSparbanken

Nils-Fredrik Nyblaeus, Deputy President and Chief Financial Officer of FöreningsSparbanken (Swedbank), will leave his position after having accepted an offer to become executive vice president of SEB.

- I can only congratulate SEB although I deeply regret losing a very competent, skilled and appreciated employee, says Birgitta Johansson-Hedberg, President and CEO of FöreningsSparbanken.

Nils-Fredrik Nyblaeus will remain with FöreningsSparbanken for the time being. The search for a successor to Mr Nyblaeus has already been initiated.

Further information:

Birgitta Johansson-Hedberg, President and CEO, phone +468 58 59 10 88
Henrik Kolga, Head of Communications, phone +46708 11 13 15
Jesper Berggren, Corporate Press Manager, phone +46705 49 37 67

from FöreningsSparbanken (Swedbank)

October 10, 2003

Deputy President Jan Lidén appointed Acting CFO of FöreningsSparbanken (Swedbank)

Jan Lidén, Deputy President and Head of the Stockholm region, has also been appointed Acting Chief Financial Officer of FöreningsSparbanken, succeeding Nils-Fredrik Nyblaeus. Jan Lidén will retain the position until a permanent solution has been reached.

For further information, please contact:
Birgitta Johansson-Hedberg, President and CEO, phone +46-8 585 910 88
Henrik Kolga, Head of Communications, phone +46-708 11 13 15
Jesper Berggren, Press Officer, phone +46-705 49 37 67

Swedbank

Invitation
from FöreningsSparbanken

October 17, 2003

FöreningsSparbanken (Swedbank) third quarter report 2003

FöreningsSparbanken's third-quarter report for 2003 will be published on Friday, October 24th, at 08:00 CET (07:00 GMT).

Analyst presentation on Friday, October 24th, 4:00 PM GMT (17:00 CET).
You are invited to the City Suite, The City Club, 19 Old Broad Street, London, to attend a presentation of the interim results hosted by Mrs Birgitta Johansson-Hedberg, President and CEO, and Mr Jan Lidén, deputy President and acting CFO. Attendees are asked to provide their name and company name by e-mail to ir@foreningssparbanken.se.

Conference call.
To attend the presentation by telephone, call our conference call operator Genesys on +44 (0) 20 7162 0179 ten minutes prior to the start of the meeting. Questions from the conference call audience will be synchronized with the presentation's Q&A session. The presentation audio will be broadcast live on FöreningsSparbanken's web site, www.foreningssparbanken.se/ir, where a presentation kit will also be available.

Webcast.
A video webcast of the analyst presentation will be available the day after the event on www.foreningssparbanken.se/ir.

An audio recording of the conference call will be available for five days following the event. For access to this, dial +44 (0) 20 8288 4459 and enter access code 330882.

A press and analyst presentation of the report in Swedish will be held at FöreningsSparbanken's headquarters, Brunkebergstorg 8 in Stockholm, on October 24th at 09:30 CET.

For further information:
Jonas Blomberg, Head of Investor Relations
Phone +46 8 5859 3322,
e-mail jonas.blomberg@foreningssparbanken

from FöreningsSparbanken
(Swedbank)

October 30, 2003

FöreningsSparbanken named Sweden's Best Workplace 2003

FöreningsSparbanken (Swedbank) has been named Sweden's Best Workplace 2003 in a competition arranged by the occupational pension company Alecta. The bank shared first place this year with television network Kanal 5.

"We are very pleased and proud of this award and see it as proof that we are moving in the right direction in our efforts to contribute to our employees' health, prevent psychosocial disabilities and at the same time increase motivation and profitability," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

The award recognized FöreningsSparbanken, "an organization of around 800 workplaces, for developing and implementing tools and programs that create a working environment where soft values are a cornerstone in the efforts to raise profitability."

FöreningsSparbanken was also cited for its codetermination agreement, IDA, which invites and encourages employees to take part in the bank's operations through a focus on insight, involvement and responsibility.

Before selecting its winners, Alecta had qualified examiners conduct interviews and visit FöreningsSparbanken's branches. The determining criteria in the competition were committed leadership, long-term thinking, committed and active employees, cooperation, preventive measures and profitability.

Page 2 of this press release provides a brief description of FöreningsSparbanken's activities to promote the wellness and well being of its employees.

For further information, please contact:

Birgitta Johansson-Hedberg, President and CEO,
phone +46 8 585 910 88
Henrik Kolga, Executive Vice President and Head of Communications,
phone +46 708 11 13 15

Examples of FöreningsSparbanken's wellness and working environment activities

- We have started a Group-wide project called "Health Offensive" to reduce sick leave absences.
- For many years we have frequently measured our human capital (employees) and market capital (customers) in relation to profitability. Actions are consistently taken based on the results.
- We have analyzed sick leave by unit, age, gender and length of absence and set a goal to reduce sick leave from 4.8 to 3.8 percent. We have also defined long-term wellness (maximum of 5 sick days per 12-month period) and measured it consistently, including by gender. Our goal is to increase long-term wellness from 71 to 80 percent.
- We have conducted a cost analysis to measure the economic impact of ill health.
- We are identifying risks and preventing psychosocial disabilities through a Wellness Index that is frequently measured and followed up with actions.
- We have established a Wellness and Working Environment Organization responsible for planning and budgets in this area for every part of the Group.
- We provide guidance and personal support to employees through round-the-clock telephone access to an outside counselor via the company Visavi.
- We have expanded our IDA codetermination agreement (Insight, Involvement, Responsibility) to clearly include every single employee.
- We have introduced an IT-based competence system that encourages employees' participation and stresses the ties between competence development and operating objectives.
- We offer leadership development programs that help ensure compliance with our values and implementation of our strategies.
- One fourth of our personnel are age 55 or older. To stimulate and retain these skilled employees, the bank has developed 55+, a program consisting of individualized competence development, annual health screenings, the offer of an hour of exercise a week on the job, and the opportunity after age 58 to cut back to an 80-percent work schedule with a 90-percent salary.